As confidentially submitted to the Securities and Exchange Commission on May 4, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Clarios International Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3714	86-3573574
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5757 N Green Bay Avenue

Florist Tower Milwaukee, Wisconsin, 53209 (414) 214-6500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Claudio Morfe Vice President, General Counsel and Corporate Secretary Clarios International Inc. 5757 N Green Bay Avenue Florist Tower Milwaukee, Wisconsin, 53209 (414) 214-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Michael Kaplan Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	David Lopez Helena Grannis Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock, par value $0.01 per share	$	$

(1)	Includes shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated                 , 2021

Preliminary Prospectus

                 Shares

Clarios International Inc.

Common Stock

$                 per share

Clarios International Inc. is offering                  shares of its common stock.

This is our initial public offering and no public market exists for our common stock. We anticipate that the initial public offering price will be between $                 and $                 per share.

We have applied to list our common stock on                  under the symbol “                .”

After the completion of this offering, certain entities affiliated with Brookfield Asset Management Inc. (“Brookfield”) and Caisse de dépôt et placement du Québec (collectively, the “Sponsor Group”) will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                 . See “Management—Controlled Company Exception” and “Principal Stockholders.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses(1)	$	$

(1)	See “Underwriting” for a description of compensation to be paid to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of common stock to cover over-allotments, if any. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about                 , 2021.

BofA Securities	J.P. Morgan

The date of this prospectus is                 , 2021

In this prospectus, “Clarios,” the “Company,” “our company,” “we,” “us” and “our” refer to (i) Clarios International Inc., together with its consolidated subsidiaries after giving effect to the consummation of the acquisition by the Sponsor Group of the power solutions business (the “Power Solutions Business”) of Johnson Controls International PLC (“JCI”) (the “Acquisition”) on April 30, 2019 (the “Acquisition Date”) or (ii) to the Power Solutions Business prior to the Acquisition Date.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Market and Industry Data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, as well as from filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally

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state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Basis of Presentation and Other Information

Prior to the consummation of the Acquisition, Clarios Global LP had no operations and did not have material assets. As a result of the Acquisition, a new basis of accounting was created on May 1, 2019. The audited combined financial statements as of and for the year ended September 30, 2018 and as of and for the seven month period ended April 30, 2019, which are included elsewhere in this prospectus, are those of the Power Solutions Business and are referred to herein as “Predecessor” combined financial information. The historical financial statements and data included herein after such date are those of Clarios Global LP. In connection with this offering, we are undergoing a reorganization pursuant to which Clarios Global LP will become a wholly owned indirect subsidiary of Clarios International Inc., which is a newly created holding company that will not have any material operations or assets other than the ownership, directly or indirectly, of the equity interests of Clarios Global LP. See “Unaudited Pro Forma Financial Information” for additional information.

The consolidated results of operations and cash flows of the Company beginning on May 1, 2019 and the consolidated financial position of the Company as of balance sheet dates subsequent to April 30, 2019 are referred to therein as “Successor” consolidated financial information. In this prospectus, “financial statements” refer to the Predecessor combined financial statements and the Successor consolidated financial statements for the respective periods presented. Combined financial and operating data for the year ended September 30, 2019 represents combined results of the Predecessor for the seven months ended April 30, 2019 and the Successor for the five months ended September 30, 2019. This combination does not comply with accounting principles generally accepted in the United States of America (“U.S. GAAP”) or with the rules for pro forma presentation.

The Predecessor and Successor financial information presented herein is not comparable primarily due to the fact that the Successor financial information reflects:

•

The application of acquisition accounting as of May 1, 2019, as further described in Note 2, “Acquisitions” to the audited consolidated financial statements for the year ended September 30, 2020, which requires the acquirer to reflect the fair value of the net assets acquired in a business combination as of the date of acquisition which often exceeds the net assets’ carrying value on the acquired business’s financial statements. As a result of applying acquisition accounting, the carrying value of the Successor’s net assets exceeds the carrying value of the Predecessor’s net assets on the consolidated statement of financial position. The most significant implications to the consolidated statements of income (loss) for the Successor periods due to the application of acquisition accounting are increased depreciation and amortization expense;

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•

Additional debt and interest expense associated with debt financing arrangements entered into in connection with the Acquisition, as further described in Note 8, “Debt and Financing Arrangements,” to the audited consolidated financial statements for the year ended September 30, 2020; and

•	Certain pass-through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the Successor financial statements for those entities.

For the Predecessor periods, these financial statements included elsewhere in this prospectus were prepared on a combined carve-out basis derived from the consolidated financial statements and accounting records of JCI as if the Company had been operating as a stand-alone company. These financial statements have been prepared in accordance with U.S. GAAP. Management believes the assumptions underlying the financial statements, including the assumptions regarding allocating general corporate expenses from JCI, are reasonable and applied consistently for the periods presented. Nevertheless, the financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations and cash flows had it been a stand-alone company during the Predecessor periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. For additional information, see Note 1, “Basis of Presentation,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated and combined financial statements and pro forma financial statements and the notes related to those financial statements included elsewhere in this prospectus, before investing in our common stock.

Our Company

Clarios is one of the world’s largest suppliers of energy storage solutions. We design and manufacture advanced, low-voltage battery technologies for global mobility and industrial applications, offering reliability, safety and comfort to everyday lives. Our batteries power cars, commercial vehicles, motorcycles, marine vehicles, powersports vehicles and industrial products. In our core low-voltage mobility battery markets, we are the only global manufacturer and are significantly larger than our nearest competitor by revenue. We believe we are unique in terms of our global capabilities, with the number one market position in both the Americas and Europe, Middle East and Africa (“EMEA”), and the number three market position in Asia. The majority of demand for our products comes from the aftermarket channel (“aftermarket”), driven by consumer replacements. We sell more than 140 million batteries annually that are distributed to original equipment manufacturer (“OEM”) and aftermarket customers in over 140 countries. Our scale, global footprint and vertical integration allow us to operate with a best-in-class cost structure, lead the industry in technological innovation and deliver greater value to customers and consumers. We have established one of the world’s most successful examples of a circular economy. We design, manufacture, transport, recycle and recover the materials in vehicle batteries using a closed-loop system. Our batteries are designed so that up to 99% of the materials can be responsibly recovered, recycled and repurposed directly into new batteries.

Our batteries provide reliable, essential, low-voltage power to a full range of propulsion technologies and will remain critical with the transition of the global transportation network from internal combustion engines (“ICE”) to hybrid and electric vehicles (“EV”). Our batteries support a range of functions critical to vehicle performance ranging from the more traditional roles of engine starting and ignition and supporting key-off loads, to more demanding emerging functions such as start-stop, advanced driver assistance systems (“ADAS”), over-the-air software updates and autonomous driving. Importantly, our batteries provide the fail-safe power required to support electric and autonomous vehicles (“AV”). Our advanced products are well-positioned to enable the increasing electrical load requirements seen in nearly all vehicles entering the market today, and especially the technologies of start-stop, EV and AV, which require more robust, advanced energy solutions. We believe the battery mix shift towards higher-margin advanced products represents a significant opportunity for Clarios as we deliver a compelling value proposition to our consumers by combining advanced technology solutions for mission critical systems with a lower cost solution than competing technologies.

Our product portfolio includes starting, lighting and ignition batteries (“SLI”) and advanced battery technologies (“Advanced Batteries”), which include enhanced flooded batteries (“EFB”) and absorbent glass mat batteries (“AGM”). We believe our products have differentiating factors, such as PowerFrame, which reduces lead usage and bolsters corrosion resistance, our patented EFB design and our certified non-spillable AGM battery technology. We also develop and manufacture low-voltage lithium-ion battery technologies for select markets. We distribute our products primarily through the aftermarket and OEM channels. We sell our products through a number of well-recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC®. Principally outside of North America we go to market with these owned brands which, based on consumer awareness studies, are consistently #1 or #2 in nearly every major market in which we participate. We also provide private label brands to our aftermarket customers including DieHard, Interstate, Duralast, Bosch and EverStart.

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For the twelve months ended September 30, 2020, approximately 80% of our unit volume and an even larger share of our gross profit was generated through the replacement aftermarket channel. In the automotive market, our batteries have an average life of three to six years and the battery is replaced, on average, two to four times over a vehicle’s useful life, depending on the battery technology, application, driving habits and geography. Given aftermarket customers require not only a high-quality product but also outstanding service and support, we deliver value far beyond the supply of batteries. We have developed deep channel partnerships and have longstanding relationships with large domestic and international aftermarket customers such as Interstate, AutoZone, Bosch, Advance Auto Parts, Walmart and LKQ, serving as a critical partner in one of their largest and most important sales categories. We operate an entire logistics network for battery delivery (in some cases, direct to store) and for the return of spent batteries to be recycled, often through our owned recycling network. We benefit from our scale and technology developed with OEMs, which allow us to deliver a high level of expertise to the replacement channel, including training, technical and system expertise and category management. Our scale also allows us to fulfill store level demand in a timely fashion and at competitive cost. These differentiators are increasingly important as the complexity of monitoring and installing Advanced Batteries continues to rise. Additionally, we continue to innovate around aftermarket distribution through point of sale and digital channels, particularly in China.

The remaining roughly 20% of our unit volume is generated through the OEM channel, which is comprised of sales to major car, commercial vehicle, motorcycle, marine, powersports vehicle and industrial manufacturers globally. Our capabilities and expertise have also positioned us as the partner of choice for our OEM customers, including Ford Motor Company, General Motors Company, Volkswagen, Tesla, Inc., BYD Auto Co., Ltd, Li Auto Inc., The Daimler Motor Company Limited, BMW, PACCAR Inc., Polaris, Toyota Motor Corporation and Caterpillar Inc. Our OEM business is driven by global demand for new vehicles and equipment but serves as a key driver of our future aftermarket replacement business. Our focus is to be sourced as “first fit” with both leading traditional OEMs and emerging EV OEMs globally, which in turn bolsters our replacement business in the aftermarket channel. Our customers look to us to provide low-voltage systems integration expertise and drive technological innovation. We work closely with OEMs during development of future platform launches, designing energy storage technologies that will cost-effectively help them meet increasing environmental, safety and vehicle electrification requirements. Our leading global position in the OEM channel allows us to collaborate with a wide range of customers in bringing to market new technologies that can support and accelerate advancements in powertrain technology and autonomy. In addition, our global footprint allows us to serve OEMs with the same product in multiple regions with localized production, which simplifies their procurement processes on global vehicle platforms. No customer accounted for more than 10% of total volume for the twelve months ended September 30, 2020.

Our global scale and market position allow us to be a driving force in shaping environmental policy within our industry. We seek to be a leader in sustainability principles in both strategy and day-to-day operations by pursuing sustainable growth opportunities and investments in our business, reducing waste and ensuring the reuse of materials through a closed-loop recycling system. Our investments in sustainable operations create value for all stakeholders in our business. They are both a source of pride for our employees and a competitive advantage allowing us to deliver higher production volumes, limit commodity supply risk and price exposure, and generate higher margins, all while minimizing impacts on the environment. By collaborating closely with our customers to manage used batteries responsibly, we seek to help our customers meet their sustainability goals. As our recycling services translate directly to value to our customers, we deepen our relationships, position ourselves as

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a supplier of choice and establish our company as a future-focused leader. We have helped to shape environmental policy around the world, working with local regulatory bodies in regions where we operate to improve applicable regulatory standards, resulting in significant improvements over the past two decades within our industry. We have lowered our U.S. lead air emissions by approximately 96% between 1990 and 2019. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success.

Our business has a long history of organic growth. In the future, we believe we will benefit from top-line and bottom-line growth through an expanding global car parc and favorable mix shift to Advanced Batteries driven by replacement batteries for the large number of start-stop vehicles already on the road. We also expect our business to benefit from increasing power demands in electrified and autonomous vehicles, increased penetration in high-growth regions around the world, particularly in China, expansion to adjacent end markets and successful execution of significant cost-saving and margin enhancement initiatives already underway. Our strong cash flow provides the opportunity to redeploy capital and explore acquisition opportunities. The strength and resilience of our business model is exhibited in our track record of solid financial performance. For the fiscal year ended September 30, 2020, our business generated $7,602 million in revenue and sold 143 million batteries and for the fiscal year ended September 30, 2019, our business generated $8,528 million in revenue and sold 153 million batteries. The following chart reflects certain operating data for the year ended September 30, 2020.

Industry Transformation

In the broader transportation industry, three major forces are contributing to a meaningful acceleration in the electrical power consumption requirements of today’s vehicles: policy and regulatory changes focused on the environment; increasing consumer demands focused on comfort, safety, and convenience; and economic considerations that govern technology choices. The increased electrical power consumption in vehicles has driven a shift toward more capable, higher-margin Advanced Batteries that can help vehicles meet regulatory standards and consumer expectations in a cost-effective way. We sit at the forefront of this industry transformation and enable these shifts with our leading Advanced Battery portfolio and best-in-class product development expertise. As the low-voltage solution provider of choice for OEMs, we inform their system architecture requirements and help define the future of our industry.

Governments and global regulatory bodies are placing an increased emphasis on environmental, material and safety practices. In light of policy changes, OEMs have continued to focus on improving fuel efficiency and reducing greenhouse gas emissions in order to meet increasingly stringent regulatory requirements in various markets. Advanced Battery technologies have been critical to enabling the industry’s response to satisfy these new requirements from powering critical systems in start-stop vehicles to ensuring reliable performance and functional safety in battery electric vehicles (“BEVs”).

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Consumers are also seeking additional comfort, connectivity and safety features in their vehicles, increasing vehicle electrical loads significantly. Based on our estimates and analysis, computing and electrical requirements have grown meaningfully in the last decade. The number of electrical devices in vehicles is expected to triple from 2009 to 2025 and potential peak power requirements have increased approximately 50% over the last ten years. We expect these increasing power demands to further accelerate, particularly with the advent and advancement of partially and fully autonomous vehicles.

As electrical power consumption requirements have increased, there has consequently been significant demand for innovation in battery technology. These trends are driving the sales mix of batteries towards Advanced Battery technologies as start-stop powertrains are further developed and additional safety and autonomous features are built into all cars. As the role of autonomous functions continues to move from sensing and indication to control of the vehicle, reliable power management in the vehicle becomes increasingly critical. This technological shift places additional requirements on the low-voltage battery to ensure there is sufficient power available for safe vehicle operation, particularly in the event of a failure or loss of the primary power source. This challenge has increasingly been addressed by using multiple low-voltage batteries to provide redundancy and meet the relevant automotive functional safety standards, with increased reliance on Advanced Batteries.

The increasing electrification of vehicles has driven a rapid shift towards Advanced Batteries to support “next-generation vehicles”, those powered by something other than a traditional ICE powertrain without electrification technology. Next-generation vehicles—those with start-stop, mild hybrid, full hybrid, plug-in hybrid or fully electric technologies—now account for approximately 20% of the global car parc and will reach more than 50% by 2030, according to IHS Markit. In a BEV, batteries are categorized as either high-voltage or low-voltage. A high-voltage lithium-ion propulsion battery typically replaces the internal combustion engine and provides power to generate the torque needed for directional movement. However, all EVs, including BEVs, require a low-voltage battery to work in tandem with the high-voltage battery to provide critical functionality during all stages of use – when the vehicle is driving, when the engine or high-voltage battery is off and when an emergency occurs. While the vehicle is in motion, the battery supports peak power demands that exceed the direct current to direct current (“DC/DC”) converter’s capabilities, such as power steering and seat heaters. While the vehicle is at rest, the low-voltage battery provides power to engage the primary high-voltage battery, both during charging and to initiate driving. The low-voltage battery also supports key-off functions such as theft-protection, entertainment and connected-vehicle technologies such as over-the-air updates. Perhaps most

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importantly, when a failure occurs resulting in a loss of power from the high-voltage battery or DC/DC converter, the low-voltage battery supplies power to safety-critical systems, providing a crucial layer of redundancy necessary to ensure the vehicle can be safely navigated.

OEMs face evolving pressures of both environmental regulation and consumer expectations, and they look to us as key advisors in shaping their strategies for next-generation power supply architectures. The choices around battery technology, sizing and utilization are key factors for them in finding the right balance of performance, quality and cost. We are uniquely positioned to provide that support due to our broad, global relationships with nearly all OEMs, our engagement with other key Tier 1 suppliers, our vehicle and systems evaluation capabilities and our knowledge of all applicable battery technologies. As a trusted partner to our customers, we help shape the specification and operating strategy of the battery.

Advanced Battery technologies like AGM and EFB remain the preferred next-generation low-voltage solution by OEM customers and are currently specified into all powertrain configurations, including mild-hybrids, plug-in hybrids and BEVs. We believe the cost of our Advanced Batteries is approximately a quarter of that of low-voltage lithium-ion today. In low-voltage applications, AGM batteries provide a preferable alternative to lithium-ion, as they are able to handle the key-off and peak loads in electric vehicles, are inherently safe and have a superior cost structure. Based on IHS Markit projected electric vehicle platforms and production volumes through 2025, the vast majority of new vehicles will utilize lead battery technology for their low-voltage requirements. The superior performance of our products and our industry-leading AGM capacity position us well to capture additional market share in next-generation vehicle battery demand.

Overall, we anticipate the battery market to grow in line with the expansion of the global car parc and global GDP growth. IHS Markit estimates the current global car parc to consist of approximately 1.3 billion vehicles in 2020, growing to 1.6 billion vehicles in 2030. A significant amount of the global car parc’s growth is expected to come from China, a region in which we continue to experience strong market penetration and have a runway for meaningful growth.

Source: IHS Markit

Next-generation vehicles now account for approximately 61% of all new car sales and are expected to reach approximately 86% of new car sales by 2030, according to IHS Markit. This shift in OEM volumes, and the growing Advanced Battery replacement demand as the next-generation car parc grows, is expected to more than double demand for AGM batteries by 2030. Given increasing low-voltage system needs, we expect the replacement rate of two to four times over the life of a vehicle to remain consistent going forward. Advanced Batteries are approximately twice as profitable as an SLI battery, providing a meaningful tailwind for growth. Our installed manufacturing capacity positions us well to capitalize on meaningful growth. Our operations comprise more than 50% of installed AGM capacity globally, with leading market positions in the Americas,

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EMEA and Asia. Our leading position in AGM is a result of leveraging our significant scale to research and develop new technologies in a way and at a pace that our competitors find difficult to match. In comparison to flooded technologies, AGM is more difficult to manufacture due to key differentiating characteristics, such as plate compression and electrolyte saturation level. As a result, there is a wide variation in performance and quality across the global supply base. Innovations such as our proprietary continuous plate-making technology, our high-precision battery assembly process and our unique approach to filling and forming batteries have enabled a level of consistency and quality in our AGM products that significantly outperforms those of our competitors. Developing these technologies is both costly and complex. Our significant financial resources and deep bench of research professionals have helped us to become the market leader in manufacturing and developing AGM batteries globally.

The manufacture and distribution of products in our industry is a heavily regulated activity. Stringent environmental, material and safety regulations drive significant requirements for both battery manufacturers and automotive OEMs with respect to handling and manufacturing lead-based products. Industry regulators heavily scrutinize the construction of new battery manufacturing facilities. As such, we leverage our existing manufacturing footprint to maximize the efficiency of our existing plants, increasing our throughput and improving our favorable cost base. Used, spent batteries and their handling are also subject to regulation. The recovery of these batteries entails complex logistics networks and deep supply chain integration with players in the battery recycling industry, requiring scale and end-to-end solutions which are difficult to replicate. Permits to build greenfield battery recycling facilities are increasingly difficult to obtain. These facilities benefit from significant economies of scale, requiring a large capital commitment up front and significant commercial risk. Lastly, in terms of our go-to-market strategy, there are significant restrictions imposed on the shipment of flooded batteries direct-to-consumer. This regulatory restriction requires that competitors in our industry must develop their own distribution channels and commercial relationships, such as the ones we have developed with OEMs and our aftermarket customers over a long period of time.

Our Competitive Strengths

We are the global market leader in Advanced Battery technologies with unmatched scale and geographic reach

We are the largest and only global supplier of low-voltage mobility energy storage solutions. On a global basis, we are significantly larger than our second largest competitor by sales – and have meaningful operations in every geographic region and sales of our products into over 140 countries. Within our reporting segments, we have a number one market position in both the Americas and EMEA and a number three position in Asia. In both the Americas and EMEA, our sales are far greater than our nearest competitor.

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We sell our products to almost every major OEM in the world and work with emerging electric vehicle companies to support their low-voltage needs. Many of our global OEM customers design common global vehicle architectures. Our global supply chain provides us an advantage through our ability to support their common battery requirements across all regions. In the aftermarket, we go to market through private label brands, most notably in North America, and through our leading global first-line brands. We provide private label brands to many aftermarket customers, including DieHard through Advance Auto Parts; Duralast through AutoZone; and Bosch® in many markets globally. Our portfolio of leading global first-line brands includes the world’s most recognized battery brands, based on aided brand awareness and consumer preference studies in regions where we operate. These include OPTIMA®, VARTA®, LTH®, Heliar®, Delkor® and MAC®. In addition, we partner with our partially owned joint venture Interstate Batteries on manufacturing and distribution throughout North America. We believe consumers trust our brands to deliver best-in-class electrical and cycling performance and look for features offered by our batteries as the safest solution to power their vehicles.

We have a replacement-driven business model with meaningful scale that is focused on the attractive and recurring mobility aftermarket

Through stable, recurring demand for our products, combined with leading manufacturing capabilities, we consistently generate strong cash flows. Our significant aftermarket exposure, approximately 80% of total unit volumes in fiscal year 2020, provides a resilient and consistently growing base to our business. On average, automotive batteries are replaced two to four times in a vehicle’s life and purchases cannot be delayed due to the critical nature of the product. The importance of our products and our high-touch level of service have positioned us as a key supplier to large aftermarket retailers in one of their most significant product categories. We also benefit in this category through a first fit advantage given our relationships with leading OEMs that positions us well for the aftermarket replacement. Additionally, our aftermarket customers rely upon our expertise and extensive OEM relationships to understand how the car parc is evolving over time and provide direction in positioning themselves for the future. The insight and knowledge we are able to share fosters stickiness and loyalty with these customers.

The scale of our business enhances our competitiveness in the attractive and higher-margin aftermarket channel. Margins in the aftermarket are significantly higher than the OEM channel on similar products and our substantial aftermarket presence insulates the exposure of our earnings to more cyclical new vehicle sales. Given the complex logistics and high service levels required by our aftermarket retail and distribution customers, we believe the size and scale of our closed-loop, vertically integrated product distribution and recycling network is unique and difficult to replicate. Further, the size and footprint of our operations in the geographies where we compete enable us to optimize the distribution of our products to minimize logistics costs associated with an inherently heavy product that is difficult to ship.

We benefit from the secular tailwinds driving a mix-shift toward higher priced Advanced Batteries with rapid growth in the aftermarket

New car sales and the evolution of the existing car parc towards next-generation vehicles are expected to accelerate OEMs’ and consumers’ need for Advanced Batteries. Our extensive capabilities, backed by our 130+ year history in battery manufacturing, enable us to deliver innovative solutions to meet these demands. Our history of innovation and commitment to advancing our product and manufacturing technology is demonstrated by our more than 1,680 patents granted and more than 520 patents currently pending. As a result, we are at the forefront of technological development and are well-positioned to capture the growing mix-shift to Advanced Batteries. Our product development strategy is based on understanding OEM application needs and partnering with them to select the optimal low-voltage battery for each application. We maintain commercial relationships with almost all major OEMs and have active dialogue with them on both commercial and technological matters. Our team has developed a robust Advanced Battery pipeline to address future levels of autonomy and electrified

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powertrains and is well-positioned to be the leading low-voltage battery supplier to the next-generation of vehicles. We expect these new products to enhance our share of business with OEMs and to be higher-margin contributors to our bottom line.

Increasing electrical loads are driving OEMs to specify Advanced Batteries in a growing number of new vehicle platforms. We expect Advanced Batteries to be approximately half of low-voltage batteries sold by 2035, as more vehicles with “first fit” Advanced Batteries enter the typical aftermarket replacement cycle. Based on our extensive OEM relationships we believe we are well-positioned to capture the aftermarket growth occurring as a result of the mix shift to next-generation vehicles. Our OEM relationships benefit our aftermarket position in several ways. First, Original Equipment Service (“OES”) providers generally replace batteries on a like-for-like basis with the OEM specification. Second, our engagement and depth of relationship with most of the world’s OEMs provide us a differentiated amount of insight into the future of the car parc and how low-voltage battery needs will change over time. Our aftermarket retail customers depend on us for this expertise as we work collaboratively with them to define their product roadmaps, understand the evolving landscape and the tools needed to support it, and derive win-win solutions for our businesses. With our leading existing AGM manufacturing capacity, we believe we are well-positioned to fulfill this demand as volumes naturally accrue in the aftermarket.

We anticipate this shift in product mix to significantly enhance our financial profile. Currently, Advanced Batteries are approximately twice as profitable as SLI batteries. In particular, we expect that the continued penetration of AGM products into the higher-margin aftermarket will significantly enhance our profitability. While Advanced Battery volumes comprised 20% of our total unit sales in 2020, in the aftermarket they accounted for only 9%. We expect a wave of aftermarket Advanced Battery replacements in the coming years as these new batteries already sold through the OEM channel approach their first natural replacement cycle, particularly in the Americas. This would result in a higher penetration of Advanced Battery sales in the aftermarket in the future.

We have a strong and expanding position in China and are strategically positioned for growth in the highly profitable AGM product in that market

The Chinese automotive industry is large and attractive with more than 254 million vehicles in operation, according to IHS Markit. Over the past five years, the Chinese car parc has grown from 156 million to 254 million vehicles, representing a 10.3% compound annual growth rate (“CAGR”), making it the fastest growing car parc in the world. We have a strong, competitive position with a more than 40% market share in BEVs and expect significant growth within the region given the proliferation of next-generation new vehicle sales and the relatively low age of the current car parc. These factors each contribute to growth in the

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aftermarket, driving favorable volume and product mix for our business. Approximately half of our sales in China are Advanced Batteries and we expect significant growth in Advanced Batteries throughout the region. Our existing AGM capacity currently comprises approximately 70% of total AGM capacity within the country. In order to keep up with the growth in the region, we have three state-of-the-art manufacturing facilities, including our latest facility that is coming online this year. We believe our installed capacity positions us to meet expected demand and to take advantage of significant growth in the world’s fastest growing car parc. We have seen our revenue increase significantly in China driven by increased sales of Advanced Batteries into both the OEM and aftermarket channels. We expect to continue this growth driven by both the expansion of the Chinese car parc and by increasing our market share in China.

Our scale and operational excellence provide us with a best-in-class cost structure

Our scale and vertical integration help us maintain a low-cost profile. Our technology leadership position drives a mix benefit for our business from higher-margin Advanced Batteries. These factors combined drive a meaningfully higher margin profile for our business relative to our competitors. We believe our cost structure benefits from superior design, scaled manufacturing plants, optimized footprint in low-cost countries, automation, plant efficiencies and purchasing synergies. The size of these advantages depends on the region and competitor, but we believe each is durable and together provide a strong base to continue to build our leadership position.

As an example of the benefits of our vertically integrated model, in fiscal year 2020, our Mexico recycling facilities were able to operate at a cost basis 70% less than the cost of our average third-party tolling contract when evaluated on a per-ton basis. Our recycling infrastructure, with facilities in Mexico, Colombia and Germany, and long-term tolling agreements with third-party recyclers, ensures a diversified supply of lead, thereby limiting our commodity exposure and supply risk. In our long-term tolling agreements, we provide independent recyclers used batteries collected through our expansive distribution network for processing and recycling. We then collect finished lead from those recyclers for a per-ton fee, providing us stable access to lead through the closed-loop recycling ecosystem.

Note: 8,000 batteries recycled per hour figure includes batteries recycled through our third-party tolling partners.

Our management team, together with external advisors and Brookfield, Caisse de dépôt et placement du Québec (“CDPQ”) and others (together, our “Sponsor”), identified over $400 million of cost-saving opportunities in connection with and from the date they acquired Clarios from Johnson Controls (the “Acquisition”). Approximately 50% of these initiatives are in the areas of manufacturing and recycling efficiencies. For example, we believe we can achieve significant cost-savings by reducing bottlenecks and increasing throughput in our

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plants in the United States, bringing them more in line with the performance of our plants in other countries. The remaining cost savings consist of opportunities within procurement; selling, general and administrative; and logistics, with minimal financial commitment required to achieve these cost savings initiatives. These initiatives include optimizing shipping routes and external services, consolidating spending and accelerating our transformation to a lean, regionally-focused organizational structure with increased accountability at the local level. To date, we believe we have achieved approximately $175 million of annualized cost savings since the Acquisition. We continue to pursue the remaining $225 million in incremental cost savings against our original $400 million plan—and intend to continue to identify new opportunities to further improve our global operations.

Our commitment to setting high Environment, Social and Governance (“ESG”) standards is core to both our business philosophy and operations and has created competitive differentiation

Our Clarios Sustainability Blueprint is our roadmap as we build a better, safer, stronger company. The Blueprint’s five pillars guide our ESG efforts: Value, Operational Excellence, Life-Cycle Stewardship, Transparency and Advocacy. Through these efforts, we work to unlock our capabilities in battery innovation, design, materials sourcing, manufacturing, distribution, circular economy and recycling. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success. Through our business practices, we have demonstrated a dedication to sustainability by continued improvement in our emissions performance. Through our various initiatives, we saw an approximately 96% reduction in U.S. lead air emissions between 1990 and 2019 while our output of batteries concurrently increased over six times. Core to our operations are the closed-loop recycling program and circular supply chain. Lead is one of the world’s most recycled materials with conventional batteries being the most recycled consumer product globally (up to 99% of the materials in batteries can be recovered, recycled and reused to make new batteries). The closed-loop encompasses more than the physical process of recycling. We manage all aspects of the supply chain including the delivery and collection of batteries. The holistic management of the entire program establishes a significant competitive advantage in that it provides an overall raw material cost advantage, ensures sustainability of supply, helps insulate the business from lead price fluctuations and strengthens ties with aftermarket customers. Furthermore, we believe our commitment to safe and sustainable practices helps mitigate potential environmental risks and associated compliance costs. We endeavor to pursue key growth opportunities at the intersection of sustainability and leading technology, including enabling the global car parc’s electrification with Advanced Batteries, our involvement in expanding the recycling of lithium-ion batteries and our general pursuit of identifying solutions to improve fuel economy and reduce greenhouse gas emissions. In addition to these commercial goals, to help set global standards we founded the Responsible Battery Coalition, led the creation of the World Economic Forum’s Global Battery Alliance and have developed a unique public/private partnership with UNICEF and Pure Earth—Protecting Every Child’s Potential. These efforts are an extension of our Sustainability Blueprint and help us to continue advancing our industry’s commitment to sustainable practices.

We have a strong financial profile and track record of growth that position us for sustained earnings power

We efficiently convert our revenue into cash flows while deploying capital to support ongoing operations and future growth. We continuously invest in our operations and technology which we believe helps us maintain our industry-leading operating excellence and product leadership. Since 2010, our company has undergone a significant investment cycle to support future growth, including building additional capacity for Advanced Battery technologies globally and market growth in China. Our past investments in China, including three state-of-the-art manufacturing facilities, position us to enjoy significant growth in the world’s fastest growing car parc.

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Notes:

(1)	All periods presented for Clarios fiscal year-end basis ending September 30
(2)	2019 and later periods reflect the adoption of ASC606, Revenue from Contracts with Customers
(3)	Clarios fiscal 2019 is composed of two periods – the “Predecessor” period, from October 1, 2019 to April 30, 2019 and the “Successor” period, from May 1, 2019 to September 30, 2019
(4)	2018 and earlier periods reflect historical revenues of the Power Solutions Business

We have also demonstrated resiliency through our history with steady performance and market share gains during downturns. During the Financial Crisis in 2008 and 2009, our global aftermarket volumes were stable despite sharp declines in new vehicle sales in many of the markets in which we participate. More recently in 2020, the automotive aftermarket proved resilient in the face of the coronavirus (“COVID-19”) pandemic. Following temporary lockdowns and restrictions on mobility in March and April 2020 in North America and EMEA, aftermarket volumes outperformed prior year periods given pent-up replacement demand in May, June and July.

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Our Growth Strategies

Increasing demand for Advanced Battery technologies as a result of greater electrical loads, electric vehicle adoption and the rise of autonomous driving will drive significant growth

Next-generation vehicles today account for over 60% of all new car production but only 20% of the global car parc. By 2030, next-generation vehicles are expected to reach 86% penetration of new car sales and over 50% of the car parc, according to IHS Markit. We have been at the forefront of this technological shift since the beginning, and, in the case of OEMs, our AGM technology represents an integral part of such customers’ medium-term and long-term technology planning for next-generation platforms. We expect to experience a favorable mix shift in our revenue and profitability as electrification penetration accelerates with advanced technologies carrying a higher price point and approximately twice the profitability relative to a traditional SLI battery. While our current AGM technology already provides better electrical performance versus legacy technologies, including better functional safety, cycling ability and cold start technology, we intend to continue to drive innovation through our OEM and R&D partnerships on future platform development. We have several launches planned for our next-generation AGM technology in the coming years.

We have select emerging market growth opportunities underpinned by our strong positioning in China and other rapidly expanding car parcs

We are well-positioned to benefit from strong growth in emerging markets through our wholly owned and joint venture operations. China is the world’s fastest growing car parc with 254 million vehicles in operation and is experiencing a significant mix shift to Advanced Batteries. We have the largest AGM installed capacity in China—a market in which local manufacturing capabilities and expertise are critical. Given the newer age of the car parc, the rapidly expanding aftermarket channel represents an accelerating growth opportunity in China as the parc ages. Our recent investments in building out capacity, distribution infrastructure and regional management in China position us well to capitalize with both OEM and aftermarket customers.

Profitable growth in any regional aftermarket demands a network of strong and solvent distributors able to provide effective coverage to a diverse range of workshops and battery retailers. This is especially critical in China given its rate of expansion, size and relative immaturity of the automotive aftermarket. Our approach to build out this network relies heavily on the experience, playbook and learnings of our business in Mexico, where we guided a fragmented collection of many undersized family businesses into a small set of professionalized operations, constantly expanding our reach within and beyond the auto segment. This approach, coupled with an aggressive digital strategy to simplify and drive supply chain efficiency, provides Clarios with a working blueprint to grow in the China aftermarket. E-commerce is a critical component of this digital strategy and our VARTA® brand is currently the #1 online brand in China.

We also see additional opportunities to grow in other emerging markets, including through our wholly owned significant operations in Korea and in Latin America. Today, our products reach customers in over 140 countries. Our products are used in rapidly expanding emerging car parcs globally, including those across all of Asia, the Middle East, Africa, Central and South America and Eastern Europe.

We have a long history of expanding our market share globally through joint ventures and distribution partnerships. As one such example, we are particularly excited about the long-term growth fundamentals of India. India’s car parc today is expected to grow at a CAGR of 5% through 2030 according to IHS Markit. We have operated in India for nearly 25 years through our interest in publicly traded Amara Raja Batteries Limited (“ARBL”). As of March 31, 2021, our 24% interest in ARBL had a market value of approximately $478 million.

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We will continue to expand our business in developed markets through further engagement with both new and existing OEM and aftermarket customers

We continue to strengthen our relationships with our strong core base of over 3,200 aftermarket and OEM customers. We see substantial ability for further market penetration as we expand share across our existing customer base. We have consistently grown share in the developed aftermarket as demand increasingly shifts towards higher quality and more advanced batteries. We expect our leading cost structure, scale, capitalization and production to meet these quality standards and rising environmental standards to drive consolidation over time. In addition, we are well-positioned to serve the growing number of new entrants in our core sectors, including new electric vehicle OEMs and aftermarket customers. In 2020, ten new light vehicle and commercial vehicle OEMs entered the public equity markets in the U.S. alone, with an additional entrant in EMEA. Despite low current volumes, we have focused on growing relationships with the majority of these players. By embedding early with these auto market participants as the low-voltage battery solution provider of choice, we face an opportunity to grow in tandem with these emerging manufacturers as they scale. The new entrants are collectively expected to grow revenue at a CAGR of 111% from 2021 to 2024 according to broker consensus and industry estimates. We also see growing opportunities in emerging aftermarket service business models that act as service hubs for emerging OEMs and the expanding mobility platform sector. By growing capabilities through partnerships and the emerging online-to-offline e-commerce model, we have achieved outsized growth in China and aim to leverage these strategies to further our leadership in developed markets. In EMEA, we have the opportunity to grow through introducing battery software as a diagnostic and point of sale marketing influence tools as well as other digital strategies. We expect to capitalize on these and other secular changes in the aftermarket as next-generation vehicles become a larger portion of the aftermarket.

We have the opportunity to extend our offerings to adjacent markets

As the largest supplier of low-voltage energy product storage solutions for the global mobility industry, we have consistently delivered innovation within our core offering. We have developed our technologies through in-house R&D capabilities, strategic partnerships and acquisitions of innovative concepts, which we are able to commercialize and scale quickly across our global manufacturing footprint. This experience has provided us with a perspective on the interplay of advanced technology and the economic considerations that drive their adoption. We believe our unique position allows us to leverage our capabilities and technology to extend into other applications and adjacencies, beyond traditional mobility. Just as increasing electrical loads impact core mobility markets, they are expected to impact off-highway equipment markets that also face a secular shift towards autonomy and electrification. Beyond vehicles, we also see growth opportunities across the telecommunications, uninterruptable power and various energy storage sub sectors, among others. We already serve a collection of diversified applications, including marine, military and powersports, among others. Our product offerings in these markets serve both mobile and stationary applications, and we have begun to evaluate technology and products in a range of new stationary applications, such as providing safe, high-power technology for data centers and electric vehicle charging. We believe the market for these products is expected to grow to $6.1 billion by 2025. Many of these markets are either going through technology disruption or are in early stages of development, allowing us to leverage our scale and know-how. We also see the potential to utilize our existing capabilities in low-voltage system integration, in addition to our manufacturing and recycling footprint, to provide cost-effective solutions.

We are continuously identifying inorganic growth opportunities to expand our core business and leverage our technology and capabilities into new markets

Monitoring strategic assets within our core markets for opportunistic acquisitions and inorganic growth has become a higher priority under our new ownership. Our scale and technology capabilities provide unmatched synergy potential with acquisition targets and allows us to differentiate from other potential buyers. We have

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leading market positions in nearly every market globally, though emerging markets are more fragmented today than developed markets. Consistent with our organic growth strategy, we may also pursue acquisitions in emerging markets across Asia, the Middle East, Africa and Latin America. Our footprint today is partially a product of inorganic growth and this remains a core part of our strategy going forward.

Beyond our core markets, we see the potential to leverage our existing recycling network and knowhow into electric vehicle high-voltage lithium-ion battery recycling. We are working with the U.S. Department of Energy (“DOE”) and industry partners to leverage our closed-loop and logistics expertise and develop and apply innovative technologies to lithium-ion recycling in connection with low-voltage and high-voltage lithium-ion batteries. Through this work, Clarios was selected as a winner of the U.S. Department of Energy Office of Energy Efficiency and Renewable Energy’s Lithium-Ion Battery Recycling Prize competition. We see a future where we will recycle additional types of batteries for our customers, OEMs and aftermarket retailers. Despite the significant market opportunity, very few lithium-ion automotive batteries are currently available to be recycled and this initiative will take time to grow to scale as the market develops. However, we are planning for the long-term to ensure all batteries regardless of chemistry are responsibly recycled as well as working with local governments in their goal to secure domestic supply chains of critical minerals for the future.

In addition, we are beginning to explore strategies to leverage our expertise across battery management systems and may pursue partnerships, joint ventures or acquisitions to supplement our growth strategy. We have a history of acquiring, integrating and growing businesses as part of our broader organization and a track record of enhancing our scale and growth through joint ventures, including both equity investments and consolidated entities.

Risk Factors Summary

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” Some of the more significant challenges and risks relating to an investment in our common stock include those associated with the following:

•	the impact of COVID-19 and its collateral consequences, including production slowdowns, extended disruption of economic activity in our business and lower economic expectations;

•	automotive vehicle production levels, mix and schedules;

•	the technological evolution of the battery and automotive industries;

•	competitiveness of the automotive battery market;

•	commodity prices;

•	our ability to respond to rapid technological changes;

•	our ability to timely develop competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;

•

the potential impact of financial, economic, political and other risks related to conducting business internationally, including disruption of markets, changes in import and export laws, environmental, health and safety laws and regulations, currency restrictions and currency exchange rate fluctuations;

•

risks associated with operating in regulated industries, including our ability to comply with, and liabilities related to, applicable laws, including environmental, health and safety laws and regulations and competition laws, as well as our ability to successfully adapt to any changes in such laws and regulations;

•	the availability and market prices of raw materials and component products;

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•	legislation restricting the use of certain hazardous substances in our products;

•	our reliance on third parties for important products and services;

•	the risks associated with our acquisition strategy and integrating acquisitions;

•	the risks associated with future acquisitions and new investments;

•	the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize our capacity; and

•	our ability to service our substantial indebtedness.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Our Corporate Structure

The following diagram depicts our organizational structure immediately following the consummation of the Transactions (as defined herein) and this offering, based on an assumed initial public offering price of $             per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) and assuming the underwriters do not exercise their over-allotment option. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

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Corporate Information

We were incorporated in Delaware on April 14, 2021. Our principal executive offices are located at 5757 N Green Bay Avenue, Florist Tower, Milwaukee, Wisconsin, 53209 and our telephone number is (414) 214-6500. Our website is https://www.clarios.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

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THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors” and our consolidated and combined financial statements.

Common stock offered	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including repayment of outstanding indebtedness.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ over-allotment option).

Controlled company	Upon the closing of this offering, entities affiliated with the Sponsor Group will continue to beneficially own more than 50% of the voting power for the election of members of our board of directors and we will be a “controlled company” under rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of . See “Management—Controlled Company Exception.”

Listing	We intend to apply to list our common stock on under the trading symbol “ .”

Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to                  shares of common stock which the underwriters have the option to purchase from us solely to cover over-allotments.

The number of shares of common stock that will be outstanding after this offering is based on                  shares common stock outstanding as of                 , 2021, and excludes shares of common stock reserved for issuance under our omnibus equity incentive plan, plus any future increases in the number of shares of common stock reserved for issuance thereunder, as more fully described in the section titled “Executive Compensation—Narrative Description to the Summary Compensation Table and Grant of Plan-Based Awards Table—Omnibus Equity Incentive Plan.”

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In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock in this offering.

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SUMMARY HISTORICAL CONSOLIDATED AND COMBINED AND

UNAUDITED PRO FORMA FINANCIAL AND OTHER DATA

The following summary consolidated and combined and unaudited pro forma financial data of Clarios should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and pro forma financial statements and the notes related to those financial statements included elsewhere in this prospectus. The summary historical financial and operating data presented below for the year ended September 30, 2018 and the seven month period ended April 30, 2019 (Predecessor) represent the Power Solutions Business as it was historically managed and operated by JCI. The historical combined financial and operating data may not be indicative of the consolidated financial position, results of operations and cash flows of the Company in the future or if it had operated independently of JCI. The summary historical financial and operating data presented below for the year ended September 30, 2020 and the five month period ended September 30, 2019 (Successor) represent the Company after the Acquisition.

We derived the combined statement of income data and statement of cash flow data of the Predecessor for the year ended September 30, 2018 and the seven month period ended April 30, 2019 from the audited combined carve-out financial statements of the Company included elsewhere in this prospectus. We derived the consolidated statement of income data and statement of cash flow data of the Successor for the year ended September 30, 2020 and the five month period ended September 30, 2019 from the audited consolidated financial statements of the Company included elsewhere in this prospectus. Although the seven month period ended April 30, 2019 relates to the Predecessor and the five month period ended September 30, 2019 relates to the Successor, to assist with period-to-period comparison we have combined these periods as a sum of the amounts without any other adjustments and refer to the combined period as the combined year ended September 30, 2019. This combination does not comply with U.S. GAAP or with the rules for pro forma presentation.

The summary unaudited pro forma consolidated financial information presented below has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated statement of income (loss) data for the year ended September 30, 2020 have been prepared to give pro forma effect to (i) the Transactions (as defined herein) and (ii) this offering and the receipt and use of the net proceeds therefrom, as if each of the foregoing transactions had been completed as of October 1, 2019 (such transactions collectively, the “Transactions”). The summary unaudited pro forma condensed consolidated financial data is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Transactions been consummated on the date indicated and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

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The following information should be read together with the information under the headings “Unaudited Pro Forma Financial Information,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements of the Company and related notes included elsewhere in this prospectus.

	Pro Forma	Historical
	Year Ended September 30, 2020	Year Ended September 30, 2020	Year Ended September 30, 2019	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
		(in millions)
	Successor	Successor	Combined	Successor	Predecessor	Predecessor
Statement of Income Data:
Net sales	$	$7,602	$8,528	$3,535	$4,993	$8,000
Cost of sales		6,405	7,273	3,214	4,059	6,293

Gross Profit		1,197	1,255	321	934	1,707

Operating expenses:
Selling, general and administrative expenses		(936)	(818)	(459)	(359)	(474)
Equity income		48	47	17	30	58
Restructuring and impairment costs		(11)	—	—	—	(11)
Net financing charges		(717)	(297)	(274)	(23)	(40)

Income (loss) before income taxes		(419)	187	(395)	582	1,240
Income tax provision (benefit)		(17)	147	(31)	178	601

Net Income (loss)		(402)	40	(364)	404	639

Income (loss) attributable to noncontrolling interests		(3)	15	(8)	23	47

Net income (loss) attributable to the Company		(399)	25	(356)	381	592

Other comprehensive income (loss), net of tax:
Foreign currency translation		(176)	(149)	(61)	(88)	(154)
Realized and unrealized gains (losses) on derivatives		(71)	(48)	(52)	4	(21)
Realized and unrealized losses on marketable securities		—	—	—	—	(4)

Other comprehensive income (loss), net of tax		(247)	(197)	(113)	(84)	(179)

Total comprehensive income (loss)		(649)	(157)	(477)	320	460
Comprehensive income (loss) attributable to noncontrolling interests		1	—	(20)	20	38

Comprehensive income (loss) attributable to the Company	$	$(650)	$(157)	$(457)	$300	$422

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	Historical
	Year Ended September 30, 2020	Year Ended September 30, 2019	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
	(in millions)
	Successor	Combined	Successor	Predecessor	Predecessor
Selected Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$617	$727	$510	$217	$745
Investing activities	(202)	(13,084)	(12,915)	(169)	(359)
Financing activities	(74)	12,742	12,792	(50)	(389)

As of , 2021
	Actual	Pro Forma
(in millions)
Selected Statement of Financial Position Data:
Cash and cash equivalents	$	$
Total assets
Total liabilities
Total equity

(1)	The pro forma consolidated statement of financial position data gives effect to the Transactions, as if they occurred on , 2021.

Other Financial Data

Other Financial Data

	Year Ended September 30, 2020	Year Ended September 30, 2019	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
		(in millions)
	Successor	Combined	Successor	Predecessor	Predecessor
Adjusted EBITDA:
Americas	$924	$1,013	$432	$581	$1,059
EMEA	324	408	163	245	469
Asia	112	123	38	85	142
Corporate expenses	(100)	(89)	(39)	(50)	(85)

Total Adjusted EBITDA(1)	$1,260	$1,455	$594	$861	$1,585

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income (loss) for the periods presented.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial may also have a material adverse effect on our business, financial condition, prospects, results of operations or cash flows.

Risks Relating to Our Business and Industry

Our business has been and continues to be negatively impacted by the COVID-19 pandemic.

In December 2019 a novel strain of coronavirus SARS-CoV-2, causing a disease referred to as COVID-19, was reported in Wuhan, China. The coronavirus has since spread to, and infections have been found in, the vast majority of countries around the world, including the United States and throughout EMEA. In March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic based on the global spread of the disease, the severity of illnesses it causes and its effects on society. In response to the COVID-19 outbreak, the governments of many countries, states and cities have taken preventative or protective actions, such as imposing restrictions on travel and business operations, and advising or requiring individuals to limit or forego their time outside of their homes. The continuing surges of COVID-19 cases, along with new strains and variants being discovered and challenges associated with the roll out and availability of vaccines have resulted in the reimposition of certain restrictions in certain states and countries and may lead to other restrictions being implemented in response to efforts to reduce the spread of COVID-19. Accordingly, the COVID-19 outbreak has severely restricted the level of economic activity in many countries, continues to adversely impact global economic activity and has contributed to significant volatility in financial markets.

The Company’s operating performance is subject to global economic and market conditions, including their impacts on the aftermarket retail channel and global automotive industry. During the year ended September 30, 2020, the COVID-19 outbreak impacted the Company’s operational and financial performance, primarily due to lower sales volumes to our OEM customers, many of whom have experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. We also experienced operational inefficiencies as we adjusted production levels to align with changing market demand and, in response to regulatory requirements, implemented enhanced safety measures to protect the health of our employees. Further, we experienced, and may continue to experience, disruptions or delays in supply chain and elevated transportation costs in order to maintain the supply of materials and delivery of our products.

Because of the impacts COVID-19 had on the Company’s operations during the year ended September 30, 2020, the Company assessed certain accounting matters that require consideration of forecasted financial information using the information reasonably available to the Company, which does not include the unknown future impacts of COVID-19. Such accounting matters include, but are not limited to, its allowance for doubtful accounts, the carrying value of the Company’s goodwill, intangible assets and other long-lived assets and valuation allowances on deferred tax assets. As a result of these assessments, there were no impairments or material increases in allowance for doubtful accounts or valuation allowances that impacted the Company’s consolidated financial statements. Although the Company’s operations have resumed, there is no guarantee that COVID-19 will not require additional assessments in the future and these assessments will not result in material impacts to the consolidated financial statements in future reporting periods. Events and changes in circumstances arising after the date hereof, including those resulting from the impacts of COVID-19, could affect future periods and management’s planning for future periods.

The extent of the future impact of the COVID-19 outbreak on the Company’s operational and financial performance will depend on certain developments, including the duration, intensity and continued spread of the

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outbreak, the impact and effectiveness of vaccination efforts, the emergence of new strains of the virus and any future resurgences of COVID-19 or variant strains, regulatory and private sector responses, which may be precautionary, and the impact to the Company’s customers, workforce and vendors, all of which are uncertain and cannot be predicted. As COVID-19 vaccines are becoming available and being distributed and as operations begin to return to pre-pandemic levels, new potential legal liabilities may be created regarding workplace safety and employee rights. The Company’s financial condition and results could also be impacted by significant changes in commodity prices, foreign currency exchange rates and interest rates that may result from volatility in the economic and financial markets as a result of the COVID-19 pandemic. Changing market conditions may also affect the estimates and assumptions made by management. Such estimates and assumptions affect, among other things, the Company’s goodwill, long-lived asset and indefinite-lived intangible asset valuations, equity investment valuations, valuation of deferred and income tax contingencies, measurement of compensation cost for certain cash bonus plans, and pension plan assumptions.

An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material negative impact on our business, results of operations, access to sources of liquidity and financial condition, though the full extent and duration is uncertain. To the extent that the COVID-19 pandemic adversely impacts our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in this “Risk Factors” section.

A large portion of our profit is derived from a relatively small number of major customers. Decreased demand from our customers in the aftermarket retail channel and automotive industry, or the loss of any significant customer, may in the future adversely affect our results of operations.

Our North American aftermarket channel within our Americas segment is our largest market and is concentrated among four major transportation services customers. There can be no assurance that we will be able to retain these customers or that, if we were to lose one or more of these customers, we would be able to replace such customers with customers that generate a comparable amount of net sales. A number of factors could cause us to lose business or revenue from a customer, and some of these factors are not predictable and are beyond our control. For example, a customer may demand price reductions, engage in business with a competitor or reduce previously forecasted demand. Consequently, the loss of one of our major customers could have a materially adverse impact on our business, results of operations and financial condition.

Our financial performance also depends, in part, on conditions in the automotive industry. The automotive industry is highly cyclical and, in addition to general economic conditions, also depends on other factors, such as consumer confidence and consumer preferences. Lower global automotive sales could result in our OEM customers significantly lowering vehicle production schedules, which could adversely affect our earnings and cash flow. Sales to OEMs accounted for approximately 20% of our total unit sales during the year ended September 30, 2020. Declines in the North American, European and Asian automotive production levels as a result of COVID-19 has reduced, and additional declines and pricing pressure from OEMs could further reduce, our sales and our profitability, and therefore adversely affect our results of operations. Decreased volumes to our OEM customers, many of whom experienced or continue to experience temporary shut-downs or reductions in business adversely impacted our results of operations in the year ended September 30, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Products produced by OEMs are subject to market acceptance and products that are perceived to be less desirable (whether in terms of price, quality, styling, safety, overall value, fuel efficiency, or other attributes) can exacerbate this risk. With increased consumer interconnectedness through the internet, social media and other media, mere allegations relating to quality, safety, fuel efficiency, corporate social responsibility or other key attributes can negatively impact the reputation or market acceptance of the products produced by OEMs on which our financial performance partially depends, even where such allegations prove to be inaccurate or unfounded or do not relate to the performance of our products. Further, advancements in technology, regulatory changes and other factors that are difficult to predict may significantly affect the demand for our products, including as a result of the vehicle industry moving to autonomous vehicles and other mobility services. Finally, if any OEMs reach a point where they cannot fund

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their operations, we may incur write-offs of accounts receivable, incur impairment charges or require additional restructuring actions beyond our current restructuring plans, which, if significant, would have a material adverse effect on our business and results of operations.

If we do not respond appropriately, the technological evolution of the battery and automotive industries could adversely affect our business.

We expect that the automotive industry, and as a result the battery industry, will experience significant and continued change in the coming years. In order to remain competitive, we must remain responsive to developments in the automotive industry. As technology continues to develop and the automotive industry changes, we face substantial pressure to remain competitive. Industry participants are seeking to disrupt the traditional business model of the industry through the introduction of new technologies, products, services, business models and methods of travel that focus on minimizing the environmental impact of automobiles. For example, there has been a shift in recent years from traditional gas-powered vehicles to a higher proportion of electric alternatives. Although we have made substantial investments in battery technologies and we believe our business is well-positioned to remain competitive, there can be no assurance that we will be able to keep pace with the rate of technological change, or that others will not acquire similar or superior technologies sooner than we do or that we will acquire technologies on an exclusive basis or at a significant price advantage. If we do not continue to innovate and develop or acquire new and compelling products that capitalize upon new technologies in response to OEM and consumer preferences, our business, results of operations and financial condition may be materially adversely affected.

Volatility in commodity prices may adversely affect our results of operations.

Lead is a major component of lead-acid batteries and the price of lead has been highly volatile. In the past, lead tollers have been able to exert significant price pressure due to shocks in lead supply. See “—Our reliance on certain significant suppliers subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.” We attempt to manage the impact of changing lead prices through the recycling of used batteries returned to us by our aftermarket customers, commercial terms and commodity hedging programs. Our ability to mitigate the impact of lead price changes can be impacted by many factors, including customer negotiations, inventory level fluctuations and sales volume/mix changes, any of which could have an adverse effect on our results of operations.

Increases in other commodity costs can negatively impact our profitability if we are not able to recover commodity cost increases through price increases to our customers on new orders. In cases where commodity price risk cannot be naturally offset or hedged through supply based fixed price contracts, we use commodity hedge contracts to minimize overall price risk associated with our anticipated commodity purchases. Unfavorability in our hedging programs during a period of declining commodity prices could result in lower margins as we reduce prices to match the market on a fixed commodity cost level. Additionally, to the extent we do not or are unable to hedge certain commodities and commodity prices substantially increase, such increases will have an adverse effect on our results of operations.

Our liquidity is affected by the seasonality of our business, and warm winters and cool summers adversely affect our results of operations.

We sell a disproportionate share of our automotive aftermarket batteries during the fall and early winter. Resellers buy automotive batteries during these periods so that they will have sufficient inventory for cold weather periods. This seasonality increases our working capital requirements and makes our business more sensitive to fluctuations in the availability of liquidity. Unusually cold winters or hot summers may accelerate battery failure and increase demand for automotive replacement batteries. Mild winters and cool summers may have the opposite effect. As a result, if our sales are reduced by an unusually warm winter or cool summer, it may not be possible to recover these sales in later periods. Further, if our sales are adversely affected by the

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weather, we cannot make offsetting cost reductions to protect our liquidity and gross margins in the short-term because a large portion of our manufacturing and distribution costs are fixed. These circumstances could result in a material adverse effect on our business, financial condition and results of operations.

Our future growth is dependent upon our ability to develop or acquire new technologies that achieve market acceptance with acceptable margins.

Our future success depends on our ability to develop or acquire and manufacture and make competitive, increasingly complex products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services requires the investment of significant resources. For example, in recent years we have made significant capital investments to expand our product offerings to include AGM and EFB technologies, which power vehicles that automatically shut down and restart the internal combustion engine to reduce the amount of time the engine spends idling, thereby reducing fuel consumption and emissions (“start-stop vehicles”), as well as investing in lithium-ion battery technology for certain hybrid and electric vehicles. These acquisitions and development efforts divert resources from other potential investments in our business and they may not lead to the development of new technologies, products or services on a timely basis. Moreover, as we introduce new products, we may be unable to detect and correct defects in the design of a product or in its application to a specified use, which could result in loss of sales or delays in market acceptance. Even after introduction, new or enhanced products may not satisfy customer preferences and product failures may cause customers to reject our products. As a result, these products may not achieve market acceptance and our brand image could suffer. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure of our technology, products or services to gain market acceptance, the potential for product defects, product quality issues or the obsolescence of our products and services could significantly reduce our revenues, increase our operating costs or otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

Risks associated with our non-U.S. operations could adversely affect our business, financial condition and results of operations.

We have significant operations in a number of countries outside the U.S., some of which are located in emerging markets. Long-term economic uncertainty in some of the regions of the world in which we operate, such as Asia, South America, EMEA and emerging markets generally, could result in the disruption of markets and negatively affect cash flows from our operations to cover our capital needs and debt service requirements.

In addition, as a result of our global presence, a significant portion of our revenues and expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to non-U.S. currency risks and non-U.S. exchange exposure. While we employ financial instruments to hedge some of our transactional foreign exchange exposure, these activities do not insulate us completely from those exposures. Exchange rates can be volatile and a substantial weakening of foreign currencies against the U.S. dollar could reduce our profitability in various locations outside of the U.S. and adversely impact the comparability of results from period to period.

There are other risks that are inherent in our non-U.S. operations, including the potential for changes in socio-economic conditions, laws and regulations, including, among others, competition, import, export, labor and environmental, health and safety laws and regulations, and monetary and fiscal policies, protectionist measures that may prohibit acquisitions or joint ventures, or impact trade volumes, unsettled political conditions; government-imposed plant or other operational shutdowns, backlash from foreign labor organizations related to our restructuring actions, corruption; natural and man-made disasters, hazards and losses, violence, civil and labor unrest, and possible terrorist attacks.

These and other factors may have a material adverse effect on our non-U.S. operations and therefore on our business and results of operations.

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Our operations in China subject us to increased risks, including risks related to evolving economic, political and social conditions.

Our business is subject to risks inherent in doing business internationally. In particular, we face risks relating to our business in China, as the volume growth in our business has been driven by increasing volume in our Asia segment. Approximately 6.0% of our net sales were from our Asia segment for the year ended September 30, 2020. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange and the allocation of resources. The Chinese government exercises significant control over China’s economic growth through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. In recent years, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on our ability to do business in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our platform in China. In addition, recent international unrest involving mounting trade tension between China and the United States presents additional risks and uncertainties. If our ability to do business in China is adversely impacted, our business, results of operation and financial condition could be materially adversely affected.

General economic, credit and capital market conditions could adversely affect our financial performance, our ability to grow or sustain our business and our ability to access the capital markets.

We compete around the world in various geographic regions and global economic conditions affect our business. Any future financial distress in the industries and/or markets where we compete could negatively affect our revenues and financial performance in future periods, result in future restructuring charges, and adversely impact our ability to grow or sustain our business.

The capital and credit markets provide us with liquidity to operate and grow our business beyond the liquidity that operating cash flows provide. A worldwide economic downturn and/or disruption of the capital and credit markets could reduce our access to capital necessary for our operations and executing our strategic plan. If our access to capital were to become significantly constrained, or if costs of capital increased significantly due to lowered credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors; then our financial condition, results of operations and cash flows could be adversely affected.

Our businesses operate in regulated industries and are subject to a variety of complex and continually changing laws and regulations.

Our operations and employees are subject to various U.S. federal, state and local licensing laws, codes and standards and regulations and similar foreign laws, codes, standards and regulations. Changes in laws or regulations could require us to change the way we operate or to utilize resources to maintain compliance, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable U.S. or foreign laws or regulations could result in substantial fines, damages or revocation of our operating permits and licenses. Competition, antitrust or other regulatory investigations can continue for several years, be costly to defend and can result in substantial fines and private damages in jurisdictions around the world. We have in the past been subject to and cooperated with such investigations. If we are subject to such an investigation, the fact that we may decide to cooperate with regulators or settle with private plaintiffs standing alone may not improve our risk profile or reduce our potential liability as a result of such investigation. In addition, any obstruction of any investigation, including any noncompliance with any confidentiality agreements in connection with any such investigation, could result in additional liability and materially impact our business. Moreover, if laws and regulations were to change or if we or our products failed to comply with the laws described above or other applicable U.S. or foreign laws or regulations, our business, financial condition and results of operations could be adversely affected.

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Due to the international scope of our operations, the system of laws and regulations to which we are subject is complex and includes regulations issued by the U.S. Customs and Border Protection, the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Treasury Department’s Office of Foreign Assets Control and various non-U.S. governmental agencies, including applicable export controls, anti-trust, customs, data privacy restrictions, currency exchange control and transfer pricing regulations, laws regulating the foreign ownership of assets and laws governing certain materials that may be in our products. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. For example, some foreign data privacy regulations are more stringent than those in the U.S. and continue to evolve. Further, existing free trade laws and regulations, such as the United States-Mexico-Canada Agreement, or any successor agreement, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of foreign trade, and in particular increased trade restrictions, tariffs or taxes on imports from countries where we manufacture products or from where we import products or raw materials (either directly or through our suppliers) could have an impact on our competitive position, business and financial results.

We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with evolving data privacy and data security laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could have a material adverse effect on our business.

Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we conduct our operations. Our collection, processing, distribution and storage of personal information is subject to a variety of laws and regulations both in the United States and abroad, which could limit the way we market and provide our products and services. Compliance with these privacy and data security requirements is rigorous and time-intensive and may increase our cost of doing business and, despite these efforts, there is a risk that we fail to comply and may become subject to government enforcement actions, fines and penalties, litigation and reputational harm, which could materially and adversely affect our business, financial condition and results of operations. In addition, the regulatory framework for the handling of personal and confidential information is rapidly evolving and is likely to remain uncertain for the foreseeable future as new privacy laws are being enacted globally and existing laws are being updated and strengthened.

For example, in May 2018, the General Data Protection Regulation (“GDPR”) superseded prior European Union data protection legislation, and it imposes more stringent European Union data protection requirements and provides for greater penalties for noncompliance. Under the GDPR, fines of up to 20 million euro or up to 4% of the annual global turnover of the infringer, whichever is greater, could be imposed. The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data, including imposing special requirements in respect of the processing of personal data, requiring the consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that safeguards are implemented to protect the security and confidentiality of personal data, creating mandatory data breach notification requirements in certain circumstances and requiring that certain measures (including contractual requirements) are put in place when engaging third-party processors. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction, and objection.

Further, the United Kingdom’s vote in favor of exiting the European Union, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the United Kingdom and the European Union, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two

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parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. Pursuant to the Trade and Cooperation Agreement, which went into effect on January 1, 2021, the United Kingdom and the European Union agreed to a specified period during which the United Kingdom will be treated like a European Union member state in relation to transfers of personal data to the United Kingdom for four months from January 1, 2021. This period may be extended by two further months. Unless the European Commission makes an adequacy finding in respect of the United Kingdom before the expiration of such specified period, the United Kingdom will become an inadequate third country under the GDPR and transfers of data from the European Economic Area to the United Kingdom will require a transfer mechanism, such as the standard contractual clauses. Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the European Union.

Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with noncompliance. For example, California recently enacted the California Consumer Privacy Act (the “CCPA”), which creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on companies handling personal information of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosure to consumers about such companies’ data collection, use and sharing practices, provide methods for such consumers to access and delete their personal information, with exceptions, as well as allowing consumers to opt-out of certain sales or transfers of their personal information. The CCPA provides for civil penalties for violations and further provides consumers with a new private right of action in the event of a data breach involving certain sensitive information as a result of the business’ failure to implement reasonable security measures. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The California Attorney General’s enforcement authority under the CCPA became effective July 1, 2020, and it remains unclear how various provisions of the CCPA will be interpreted and enforced. As currently written, the CCPA impacts certain of our business activities and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information. A ballot initiative from privacy rights advocates intended to augment and expand the CCPA called the California Privacy Rights Act (“CPRA”) was passed in November 2020 and will take effect in January 2023 (with a look back to January 2022). The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. In addition, all 50 states have laws including obligations to provide notification of security breaches of computer databases that contain personal information to affected individuals, state officers and others. Aspects of the CCPA, the CPRA and other laws and regulations relating to data protection, privacy and information security, as well as their enforcement, remain unclear and we may be required to modify our practices in an effort to comply with them.

We cannot yet fully determine the impact these or future laws, rules and regulations concerning data privacy and security may have on our business or operations. These laws, rules and regulations may be inconsistent from one jurisdiction to another, subject to differing interpretations and may be interpreted to conflict with our practices. Additionally, we may be bound by contractual requirements applicable to our collection, use, processing and disclosure of various types of data, including personal information, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. Compliance with U.S. and international privacy and data security laws and regulations could require us to take on more onerous obligations in our contracts and restrict our ability to collect, use and disclose data. Because the interpretation and application of data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. Failure to comply with U.S. and international privacy and data security

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laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could negatively affect our results of operations and business. Claims that we have violated individuals’ privacy rights, failed to comply with privacy and data security laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could increase our operation costs, impact our financial performance and adversely affect enrollments.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery laws around the world.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both U.S. and non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and local customs and practices that can be inconsistent with anti-bribery laws. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, or if we are subject to allegations of any such violations, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations and cash flows. In addition, we could be subject to commercial impacts such as lost revenue from customers who decline to do business with us as a result of such compliance matters, or we could be subject to lawsuits brought by private litigants, each of which could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flows.

Our business may be adversely affected if we are unable to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent third parties from making unauthorized use of such rights.

Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and results of operations. Our success depends in part on our ability to protect our proprietary rights and intellectual property. We rely on a combination of intellectual property rights, such as trademarks, trade secrets (including know-how), patents and copyrights, in addition to confidentiality provisions and licensing arrangements to establish, maintain, protect and enforce our proprietary rights. For example, we rely on trademark protection to protect our rights to various marks as well as distinctive logos and other marks associated with our products and services. We also rely on agreements under which we contract to own, or license rights to use, intellectual property developed by employees, contractors and other third parties. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection for our trade secrets and know-how related to the design, manufacture or operation of our products. Similarly, while we seek to enter into agreements with all of our employees who develop intellectual property during their employment to assign the rights in such intellectual property to us, we may fail to enter into such agreements with all relevant employees, such agreements may be breached or may not be self-executing, and we may be subject to claims that such employees misappropriated relevant rights from their previous employers. Accordingly, we cannot guarantee that

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the steps we have taken to protect our intellectual property will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how, that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or claim rights to, or that third parties will not terminate our license rights. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. Furthermore, intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated.

If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Our efforts to protect these rights may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies, products and services that are substantially similar or superior to ours. We also may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If it became necessary for us to resort to litigation to protect our intellectual property rights, any proceedings could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired, the product is generally open to competition. Products under patent protection usually generate significantly higher revenues than those not protected by patents. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

From time to time, we are party to intellectual property-related litigations and proceedings that are expensive and time consuming to defend, and, if resolved adversely, could materially adversely impact our business, financial condition and results of operations.

Our commercial success depends in part on avoiding infringement, misappropriation or other violations of the intellectual property and proprietary rights of third parties and other intellectual property-related disputes. Some third-party intellectual property rights may prove to be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid violating those intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and, therefore, our own issued and pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and registered trademarks, that cover significant aspects of our technologies, products or services, and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights, or that we will not be held to have done so or be accused of doing so in the future. In addition, we are party to a number of complex intellectual property agreements with our licensing partners and certain provisions in such agreements may be susceptible to multiple interpretations. Any disputes with our licensing partners with respect to such agreements could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase our obligations under such agreements, either of which could have a material adverse effect on our business, financial condition, results of operations and cash flows

We are, from time to time, subject to claims of intellectual property infringement by third parties, including practicing entities and non-practicing entities. Regardless of the merit of such claims, any claim that we have violated intellectual property or other proprietary rights of third parties, whether or not it results in litigation, is settled out of court or is determined in our favor, could be expensive and time-consuming, and could divert the time and attention of management and technical personnel from our business. The litigation process is subject to inherent uncertainties, and we may not prevail in litigation matters regardless of the merits of our position. Further, our liability insurance may not cover potential claims of this type adequately or at all. Intellectual

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property lawsuits or claims may become extremely disruptive if plaintiffs were to succeed in blocking the trade of our products and services. Furthermore, an adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Any settlement or adverse judgment resulting from such a claim could (i) require us to enter into a licensing agreement to continue using the technology, content or other intellectual property that is the subject of the claim; (ii) restrict or prohibit our use of such technology, content or other intellectual property; (iii) require us to expend significant resources to alter the design and operation of our systems and technology or the content of our courses; and (iv) require us to indemnify third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. There also can be no assurance that we would be able to develop or license suitable alternative technology, content or other intellectual property to permit us to continue offering the affected technology, content or services to our partners. If we cannot develop or license technology for any allegedly infringing aspect of our business, we would be forced to limit our battery technologies, products and services and may be unable to compete effectively. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.

We are subject to numerous federal, foreign, international, state and local environmental, health and safety laws and regulations governing, among other matters, emissions to air, water and land, solid and hazardous waste storage, treatment, recycling, disposal and transportation, chemical exposure, worker and public health and safety, and remediation of the presence or releases of hazardous materials, including as they pertain to decommissioning our facilities, lead/lead compounds and sulfuric acid, the primary materials used in the manufacture of lead-acid batteries, and to solvents and metal compounds used in the manufacture or repair of lithium-ion batteries. There are significant capital, operating and other costs associated with compliance with or liability under environmental, health and safety laws and regulations. We have been subject to notices of violation and a party to consent decrees and orders with governmental authorities and failure to comply, particularly to the extent such noncompliance is determined to be part of a continuing pattern of noncompliance, with such laws and regulations, including obtaining and complying with any permits required to conduct our operations, could subject us to civil or criminal liability, damages, fines and/or a cessation or interruption of operations in the future. Certain environmental laws, including the U.S. Superfund law and state equivalents, make us potentially liable on a strict, joint and several basis for the investigation and remediation of contamination at, or originating from, facilities that are currently or formerly owned or operated by us and third-party sites to which we send or have sent materials for disposal or materials for recycling, along with related natural resources damages. Such liability may not be limited to the cleanup of contamination, particularly when such contamination is present in residential areas. We are and have been involved in investigation and remediation activities at our current and former, and third-party sites. We cannot provide any assurance that we will not incur liability relating to the investigation or remediation of contamination or natural resources damages in the future, including contamination we did not cause, which could adversely affect our business, financial condition, results of operation and reputation. As an example, in December 2020, we were named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, California to which we had sent lead bearing battery scrap and spent lead acid batteries for the purpose of recycling, reimbursement of costs incurred to date by the plaintiff related to its investigation and clean up and potentially the costs of future investigation and remediation. We are currently unable to reasonably estimate the potential loss or range of potential losses as a result of this lawsuit.

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Environmental, health and safety laws and regulations may also become more stringent in the future, which could increase costs of compliance, require us to manufacture with alternative technologies and materials or otherwise make material changes to our operations, resulting in significant increases to the cost of production. For example, we benefit from an exemption for lead-acid batteries from the European Union’s End-of-Life Vehicle Directive (Directive 2000/53/EC). If the European Union removes the exemption or declines to grant an exemption in 2021, and therefore makes it unlawful to use lead-acid batteries in light-duty vehicles, our business, financial condition and results of operations may be adversely affected. Similarly, there is a possibility that lead/lead compounds for use in lead-acid batteries and/or components of lithium-ion batteries could be added to the EU’s Registration, Evaluation, Authorisation, and Restriction of Chemicals (“REACH”) authorization list, the U.S.’s Toxic Substances Control Act (“TSCA”) high priority list, and/or the California Safer Consumer Products Priority Product list, which, in any of these cases, could result in litigation, cause us to incur significant costs in order to comply and adversely affect our business, financial condition and results of operations. In addition, costs, including capital and operating costs, relating to compliance with existing, modified or new environmental, health and safety laws and regulations can be material, and in the future we may be unable to generate sufficient funds or access other sources of capital to fund unforeseen environmental liabilities or expenditures. If we or our business partners fail to adhere to environmental, health and safety requirements, including obtaining and complying with any permits required to conduct operations, it could adversely affect our business, financial condition, results of operation and reputation.

Global climate change (and related laws) could negatively affect our business, financial condition and results of operation. Increased public awareness and concern regarding global climate change may result in more regional and/or federal requirements to reduce or mitigate the effects of greenhouse gas emissions.

There continues to be a lack of consistency between states, the U.S. federal government and other countries regarding legislation and regulations relating to climate change, which creates economic and regulatory uncertainty. Such regulatory uncertainty extends to incentives, that if discontinued, could adversely impact the demand for batteries for energy efficient vehicles. These factors may impact the demand for our products, obsolescence of our products and our results of operations.

There is a growing consensus that greenhouse gas emissions are linked to global climate change. Climate change, such as extreme weather conditions, create financial risk to our business. For example, as described above, the demand for our products and services, such as automotive replacement batteries, may be affected by unseasonable weather conditions. Climate changes could also disrupt our operations by impacting the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs. These factors may impact our decisions to construct new facilities or maintain existing facilities in areas most prone to physical climate risks. We could also face indirect financial risks passed through the supply chain and process disruptions due to physical climate changes could result in price modifications for our products and the resources needed to produce them. In addition, increased public awareness and concern regarding climate change may impact the demand for our products or obsolescence of our products.

A variety of other factors could adversely affect our results of operations.

Any of the following could materially and adversely impact our results of operations: loss of, or changes in, automobile battery supply contracts with our large original equipment and aftermarket customers; contracts, or the interruption or cessation of operations of, with certain of our suppliers including long-term tolling agreements; the increasing quality and useful life of batteries or use of alternative battery technologies, both of which may adversely impact the lead-acid battery market, including replacement cycle; delays or cancellations of new vehicle programs; market and financial consequences of any recalls that may be required on our products; delays or difficulties in new product development, including lithium-ion technology; impact of potential increases in lithium-ion battery volumes on established lead-acid battery volumes as lithium-ion battery technology grows and costs become more competitive; financial instability or market declines of our customers or suppliers; slower than projected market development in emerging markets; interruption of supply of certain

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single-source components; changing nature of our joint ventures and relationships with our strategic business partners; unseasonable weather conditions in various parts of the world; transportation delays within our plant network or increased prices for logistics services; our ability to secure sufficient tolling capacity to recycle batteries; price and availability of battery cores used in recycling; and the pace of the development of the market for hybrid and electric vehicles.

Our reliance on certain significant suppliers subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.

Our ability to maintain consistent quality throughout our operations depends in part upon our ability to acquire certain products in sufficient quantities. Our suppliers are subject to environmental, health and safety laws and regulations and failure to comply with such laws and regulations could result in a cessation or interruption of their operations or increased costs which are passed on to their customers, including us. Supply shortages for a particular component can delay production and thus delay shipments to customers and our receipt of related net sales. This could cause us to experience a reduction in sales, increased costs and could adversely affect relationships with existing and prospective customers. In particular, a disruption to lead supply could adversely impact our business, financial condition and results of operations.

Negative or unexpected tax consequences could adversely affect our results of operations.

Adverse changes in the underlying profitability and financial outlook of our operations in several jurisdictions could lead to additional changes in our valuation allowances against deferred tax assets and other tax reserves on our statement of financial position, and the future sale of certain businesses could potentially result in the reversal of outside basis differences that could adversely affect our results of operations and cash flows. Additionally, changes in tax laws in the U.S. or in other countries where we have significant operations could materially affect deferred tax assets and liabilities on our consolidated statements of financial position and our income tax provision in our consolidated statements of income. We are also subject to tax audits by governmental authorities. Negative unexpected results from one or more such tax audits could adversely affect our results of operations.

Recently enacted tax reform bills could adversely affect our business and financial conditions.

The Tax Cuts and Jobs Act, or the TCJA, enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on several tax benefits, including deductions for business interest, use of net operating loss carryforwards, taxation of foreign income, and the foreign tax credit, among others. In response to the COVID-19 pandemic, the Families First Coronavirus Response Act, or FFCR Act, enacted on March 18, 2020 and the Coronavirus Aid Relief, and Economic Security Act, or CARES Act, enacted on March 27, 2020, further amended the U.S. federal tax code, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the IRS has yet to issue guidance on a few important issues regarding the changes made by the TCJA and the CARES Act. In the absence of such guidance, we will take positions with respect to several unsettled issues. There is no assurance that the IRS or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.

Other future changes in tax laws or regulations, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities could adversely affect us. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our

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business, but such changes could affect our financial position and overall or effective tax rates in the future, reduce after-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a few complex factors including, but not limited to, projected levels of taxable income, tax audits conducted and settled by tax authorities, and adjustments to income taxes upon finalization of income tax returns.

Legal proceedings in which we are, or may be, a party may adversely affect us.

We are currently, and may in the future, become subject to legal proceedings and commercial or contractual disputes. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes with our suppliers or customers, intellectual property matters and third-party liability, including product liability claims and employment claims. We may in the future be named as a defendant in tort exposure claims and other actions where third-party use of our products has allegedly resulted in contamination to groundwater and drinking water supplies. Plaintiffs in these cases are generally seeking damages for personal injuries, medical monitoring and diminution in property values, and are also seeking punitive damages and injunctive relief to address the alleged injury or remediation of the alleged contamination. Furthermore, we are currently, and may in the future, be named as a defendant in other claims relating to environmental, health and safety laws and regulations we are subject to. See “—We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.” For example, in December 2020, we were named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, California to which we have sent lead bearing battery scrap and spent lead acid batteries for the purpose of recycling, reimbursement of costs incurred to date by the plaintiff related to its investigation and clean up and potentially the costs of future investigation and remediation. We are currently unable to reasonably estimate the potential loss or range of potential losses as a result of this lawsuit. There is a possibility that litigation in which we are involved may have an adverse impact on our results of operations and cash flows that is greater than we anticipate and/or negatively affect our reputation.

The potential insolvency or financial distress of third parties could adversely impact our business and results of operations.

We are exposed to the risk that third parties to various arrangements who owe us money or goods and services, or who purchase goods and services from us, will not be able to perform their obligations or continue to place orders due to insolvency or financial distress. If third parties fail to perform their obligations under arrangements with us, we may be forced to replace the underlying commitment at current or above market prices or on other terms that are less favorable to us. In such events, we may incur losses, or our results of operations, financial condition or liquidity could otherwise be adversely affected.

We may be unable to complete or integrate acquisitions or joint ventures effectively, which may adversely affect our growth, profitability and results of operations.

Acquisitions of businesses and assets, as well as joint ventures (or other strategic arrangements), may play a role in our future growth. We cannot be certain that we will be able to identify attractive acquisition or joint venture targets, obtain financing for acquisitions on satisfactory terms, successfully acquire identified targets, form joint ventures or manage the timing of acquisitions with capital obligations. Acquisitions, partnerships, alliances and subsequent integrations thereof would require significant managerial, operational and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Additionally, we may not be successful in integrating acquired businesses or joint ventures into our existing operations and achieving projected synergies which could

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result in impairment of assets, including goodwill and acquired intangible assets. We must necessarily base any assessment of potential acquisitions, partnerships or alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations.

Competition for acquisition opportunities in the industry in which we operate may rise, thereby increasing our costs of making acquisitions or causing us to refrain from making further acquisitions. If we were to use equity securities to finance a future acquisition, our then-current stockholders would experience dilution. We are also subject to applicable antitrust laws and must avoid anticompetitive behavior. These and other factors related to acquisitions and joint ventures may negatively and adversely impact our growth, profitability and results of operations.

Risks associated with joint venture investments may adversely affect our business and financial results.

We have entered into several joint ventures and we may enter into additional joint ventures in the future. Our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our goals or with the goals of the joint venture. In addition, we may compete against our joint venture partners in certain of our other markets. Disagreements with our business partners may impede our ability to maximize the benefits of our partnerships. Our joint venture arrangements may require us, among other matters, to pay certain costs or to make certain capital investments or to seek our joint venture partner’s consent to take certain actions. In addition, our joint venture partners may be unable or unwilling to meet their economic or other obligations under the operative documents, and we may be required to either fulfill those obligations alone to ensure the ongoing success of a joint venture or to dissolve and liquidate a joint venture. These risks could result in a material adverse effect on our business and financial results.

A failure of our information technology (IT) and data security infrastructure could adversely impact our business and operations.

We rely upon the capacity, reliability and security of our IT and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. As we implement new systems or integrate existing systems, they may not perform as expected. We also face the challenge of supporting our older systems and implementing necessary upgrades. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades and/or new system implementations, the resulting disruptions could have an adverse effect on our business. Furthermore, we collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on our IT and data security infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our IT systems and the processing, transmission and storage of digital information. We have also outsourced elements of our IT systems, and as a result a number of third-party vendors may or could have access to our confidential information.

Despite our implementation of security measures, our IT systems, like those of other companies, are vulnerable to damage or interruption from a variety of sources, including physical damage, telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism and war. Such IT systems, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third

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parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We can provide no assurance that our current IT systems, or those of the third parties upon which we rely, are fully protected against cyber security threats. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. It is possible that we or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, while we have implemented security measures to protect our IT and data security infrastructure, our efforts to address these problems may not be successful.

Any system failure, accident or security breach could result in disruptions to our operations or those of our customers. A material network breach in the security of our IT systems could include the theft of our intellectual property (including our trade secrets), customer information, human resources information or other confidential matter or the theft of the confidential information of our customers. To the extent that any disruption or security breach results in a loss or damage to our or our customers’ data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers, lead to claims against the Company and ultimately harm our business. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. If our IT systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brand and our business could be materially and adversely affected.

We are also reliant on the security practices of our third-party service providers, which may be outside of our direct control. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of our employees, customers and business associates may be improperly accessed, used or disclosed. In addition, our providers have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Our providers may also take actions beyond our control that could harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with our current providers were terminated, we could experience interruptions in our business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to our systems or the services provided by third parties would adversely affect our business, financial condition and results of operations.

A material disruption of our operations, particularly at our manufacturing or recycling facilities, could adversely affect our business.

If our operations, particularly at our manufacturing or recycling facilities, were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, sabotage, adverse weather conditions, public health crises, labor disputes or other reasons, we may be unable to effectively fill customer orders and otherwise meet obligations to or demand from our customers, which could adversely affect our financial performance.

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Interruptions in production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures or purchase alternative material at higher costs to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from significant production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition, results of operations and cash flow.

Our business success depends on attracting and retaining qualified personnel.

Our ability to sustain and grow our business requires us to hire, retain and develop a highly skilled and diverse management team and workforce. Failure to ensure that we have the leadership capacity with the necessary skill set and experience could impede our ability to deliver our growth objectives and execute our strategic plan. Organizational and reporting changes resulting from the Acquisition, or as a result of any future leadership transition or corporate initiatives could result in increased turnover. Additionally, any unplanned turnover or inability to attract and retain key employees could have a negative effect on our results of operations.

Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

We employ approximately 16,897 people worldwide. Approximately 57% of these employees are covered by collective bargaining agreements or works council. Although we believe that our relations with the labor unions and works councils that represent our employees are generally good and we have experienced no material strikes or work stoppages recently, no assurances can be made that we will not experience in the future these and other types of conflicts with labor unions, works council, other groups representing employees or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in our cost of labor. Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers could also result in reduced demand for our products.

We may be unable to successfully implement our business strategy, which could adversely affect our business, financial condition, cash flows or results of operations.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. For example, we may not be successful in increasing our manufacturing and distribution efficiency through productivity, process improvements and cost reduction initiatives. Further, we may not be able to realize the benefits of these improvements and initiatives within the time frames we currently expect. For example, in January 2021, we announced that we will be streamlining our recycling infrastructure through the closure of one of our recycling facilities in North America. We may incur costs related to the closure including workforce reductions and non-cash asset impairments, among others. Any failure to successfully implement our business strategy could adversely affect our business, financial condition, cash flows, or results of operations, and could further impair our ability to make certain strategic capital expenditures.

We provide warranties with respect to certain of our products that may require us to bear the costs of product repair or replacement.

We provide warranties with respect to certain of our products. Our management is required to make assumptions and to apply judgment regarding a number of factors, including anticipated rate of warranty claims, the durability and reliability of our products, and after-care costs in negotiating warranties and estimating warranty expenses. Our assumptions could prove to be materially different from the actual performance of our batteries, which could result in substantial expense to repair or replace defective products in the future and may exceed expected levels against which we have established reserves.

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In addition, with new products and products that remain under development, we will be required to base our warranty estimates on our historical experience with similar products, testing of the batteries under laboratory conditions and limited performance information obtained through testing activities with customers. As a result, actual warranty claims may be significantly different from our estimates.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (the “SEC”). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and requirements of the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”). These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join Clarios and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Indebtedness

We have a substantial amount of indebtedness, which could adversely affect our financial condition and ability to operate our business.

As of September 30, 2020, we had approximately $10.5 billion of long-term debt outstanding, and approximately $1.3 billion of additional borrowing capacity under the ABL Facility and the Revolving Facility (including undrawn letters of credit), subject to borrowing base availability and other customary conditions. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences for our business. For example, it could:

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make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, business development and other purposes;

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compromise our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, due to our high level of debt and the restrictive covenants in the credit agreements that govern our Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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•	limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes;

•

prevent us from raising the funds necessary to repurchase all the notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the agreements governing such indebtedness; and

•	limit our ability to redeem, repurchase, defease or otherwise acquire or retire for value any subordinated indebtedness we may incur.

These restrictions could adversely affect our financial condition and limit our ability to successfully implement our growth strategy.

In addition, we may need additional financing to support our business and pursue our growth strategy, including for strategic acquisitions. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of our common stock, and, in the case of equity and equity-linked securities, our existing stockholders may experience dilution.

The credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes each impose significant operating and financial restrictions on our company, which may prevent us from capitalizing on business opportunities.

The credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and indentures governing our outstanding notes each impose significant operating and financial restrictions on our company. These restrictions limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that prohibit the ability of restricted subsidiaries to make dividends or other payments to us and certain of our other subsidiaries;

•	designate restricted subsidiaries as unrestricted subsidiaries;

•	prepay, redeem or repurchase certain indebtedness that is subordinated in right of payment to the notes;

•	and transfer or sell assets.

In addition, we will be required to comply with, based on level of utilization of the ABL Facility, a fixed-charge coverage ratio financial covenant under the ABL Facility and, based on level of utilization of the Revolving Facility, a leverage-based financial covenant under the Revolving Facility. See “Description of Material Indebtedness.”

As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

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Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our ability to pay dividends to you will depend on cash flow generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own all of our assets and conduct all of our operations. Accordingly, our ability to pay dividends to you will depend upon our receipt of dividends and other distributions from our subsidiaries. To the extent our subsidiaries do not have funds available or are otherwise restricted from paying dividends to us, our ability to pay dividends to our stockholders will be adversely affected.

Interest rate fluctuations may have a material adverse effect on our business, results of operations, financial condition and cash flows. The discontinuation of U.S. dollar LIBOR may have an adverse effect on the interest rate payable under our credit facilities.

Indebtedness under the Senior Secured Credit Facilities and the ABL Facility bears interest at variable rates and we may incur additional variable interest rate indebtedness in the future. This exposes us to interest rate risk, and any interest rate swaps we enter into in order to reduce interest rate volatility may not fully mitigate our interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. The First Lien Credit Agreement (as defined below) provides for the discontinuation of U.S. dollar LIBOR by including provisions broadly consistent with the “hardwired” approach recommended prior to the date of the Repricing Amendment by the Alternative Rates Reference Committee convened by the Federal Reserve Board. The “hardwired” approach provides for (i) a transition to a benchmark based on the secured overnight funds rate (“SOFR”) or another benchmark determined after giving regard to any recommendation by the Federal Reserve Board and any evolving or then-prevailing market convention for syndicated credit facilities and (ii) certain spread adjustments and other changes necessary to implement such replacement benchmark. The transition to a replacement benchmark is triggered by the earliest to occur of several events, including the cessation of publication of U.S. dollar LIBOR and the public announcement by the regulatory supervisor of the administrator of U.S. dollar LIBOR that U.S. dollar LIBOR is no longer representative. The ABL Credit Agreement (as defined below) provides for the discontinuation of U.S. dollar LIBOR by including provisions that require the administrative agent and the Borrower to endeavor to establish an alternative benchmark that gives due consideration to the then prevailing market convention for syndicated loans. Currently, it is not possible to determine with certainty the future utilization of U.S. dollar LIBOR or of any particular replacement benchmark. As such, the potential effect of any such event on our business, financial condition, cash flows and results of operations cannot yet be determined. However, any such event could have an adverse effect on our business, financial condition, cash flows and results from operations and could cause the market value of our common shares and/or debt securities to decline.

Risks Related to Our Common Stock and this Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on                  or how liquid that market may become. If an active trading market does not develop, you may have

40

difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, or they publish inaccurate or unfavorable reports about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decrease significantly. The perception in the public market that our existing stockholders might sell shares of common stock could also depress our market price. Upon completion of this offering, we will have outstanding                  shares of common stock and options to purchase                  shares. Our directors, executive officers and additional other holders of our common stock

41

will be subject to the lock-up agreements described in “Underwriting” and the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After all of these lock-up periods have expired and the holding periods have elapsed,                  additional shares will be eligible for sale in the public market. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions and significant corporate matters.

As of                 , 2021, the Sponsor Group, our controlling shareholder, held approximately     % of our outstanding equity interests. Following the completion of this offering, our controlling shareholder will own approximately     % of our shares, and as such, will continue to be our controlling shareholder following the completion of this offering. As a result of its ownership of     % of our shares, the Sponsor Group will have the power to, among other matters, elect the members of our board of directors and decide upon certain major corporate transactions. Other matters requiring approval by the Sponsor Group pursuant to the Stockholders Agreement we will enter into in connection with this offering (the “Stockholders Agreement”) include certain amendments to our certificate of incorporation and bylaws, increasing or decreasing the size of our board of directors, removing and appointing our chief executive officer and chief financial officer and material changes to our lines of business. In addition, the Stockholders Agreement will provide that approval by the Sponsor Group is required for certain transactions in excess of $                 million, such as incurring debt, issuing equity, the declaration or payment of dividends on capital stock and any acquisition or disposition of any asset or business having consideration or fair value in excess of $                 million, including any transaction resulting in a change of control. The Sponsor Group will retain this control pursuant to the Stockholders Agreement as long as it owns or controls at least 33% of our outstanding common stock.

The Stockholders Agreement will require us to, among other things, for so long as the Sponsor Group is controlled by Brookfield and the Sponsor Group owns or controls at least: (i)    % of the aggregate number of outstanding shares of our common stock, nominate a number of individuals designated by the Sponsor Group for election as directors (each a “Sponsor Director”) such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to                  directors, (ii)    % of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to                directors and (iii)    % of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to at least the greater of (x)     % of the total number of directors on our board of directors and (y)                  directors.

In addition, certain of our directors may be employed by or otherwise affiliated with one or more entities forming the Sponsor Group. Although these directors attempt to perform their duties within each entity independently, such employment relationships and affiliations could give rise to potential conflicts of interest when a director is faced with a decision that could have different implications for the applicable entities. These potential conflicts could arise, for example, over matters such as the desirability of changes to our business and operations, funding and capital matters, regulatory matters, matters arising with respect to agreements with the Sponsor Group, board composition, employee retention or recruiting, labor, tax, employee benefit, indemnification and our dividend policy and declarations of dividends, among other matters.

Furthermore, our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which

42

may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. However, our amended certificate of incorporation will contain similar provisions providing that we may not engage in such transactions, provided that the Sponsor Group and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party will not constitute “interested stockholders” for purposes of this provision. Therefore, the Sponsor Group will be able to transfer control of us to a third-party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

We will be a “controlled company” within the meaning of the rules of                  and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon closing of this offering, the Sponsor Group will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of                 . Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors; and

•	the requirement that our compensation and governance committee be composed entirely of independent directors.

While the Sponsor Group controls a majority of the voting power of our outstanding common stock, we intend to rely on these exemptions and, as a result, will not have a majority of independent directors on our board of directors. In addition, we have opted to have a governance and compensation committee and such committee will not be fully independent. Upon the closing of this offering, we expect that                  of our                  directors will not qualify as “independent directors” under the applicable rules of                 . Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us.

Our amended and restated certificate of incorporation and bylaws will provide for, among other things:

•	division of our board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms;

•	at any time after the Sponsor Group, together permitted transferees, owns less than a majority of our outstanding common stock (the “Majority Ownership Requirement”), there will be:

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent;

•	supermajority approval requirements for amending or repealing provisions in the certificate of incorporation and bylaws; and

43

•	the removal of directors for cause only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	the absence of cumulative voting in the election of directors; and

•	advance notice requirements for stockholder proposals.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Our amended and restated certificate of incorporation will require exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits that may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in a state court located within the State of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. The foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Further, in the event a court finds either exclusive forum provision contained in our amended and restated certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock. Dilution is the difference between the initial public offering

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price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of approximately $                 per share per share of common stock, based on the midpoint of the price range set forth on the cover of this prospectus. In addition, if we issue additional equity securities in the future, including to our employees and directors under our equity incentive plan, investors purchasing shares of common stock in this offering will experience additional dilution. See “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a public company, we will be required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and make a formal assessment of the effectiveness of our internal controls over financial reporting.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We will be required to pay the Sponsor Group for certain tax benefits, and the amounts of such payments could be material.

We will enter into a tax receivable agreement with the Sponsor Group that will provide for the payment by us to the Sponsor Group of                 % of the amount of cash savings, if any, in U.S. federal, state and local income tax that we and our subsidiaries actually realize as a result of the utilization of tax attributes existing at the time of this offering. These tax attributes include net operating loss carryforwards, deductions, tax basis and certain other tax attributes, in each case that relate to periods (or portions thereof) ending on or prior to the closing date of this offering.

We expect that the payments we make under the tax receivable agreement could be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full tax benefits subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement will aggregate to between $                 million and $                 million. Payments in accordance with the terms of the tax receivable agreement could have an adverse effect on our liquidity and financial condition.

In addition, under some circumstances, including certain mergers, asset sales and other transactions constituting a “change of control” under the tax receivable agreement or if we breach our obligations thereunder, the income tax receivable agreement will terminate and we will be required to make a payment equal to the present value of future payments under the tax receivable agreement, which payment will be calculated based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income. In these situations, our obligations under the tax receivable agreement could have a material and adverse impact on our

45

liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other “change of control” transactions.

To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

For additional information related to the tax receivable agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Industry Overview” and in other sections of this prospectus that are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. Forward-looking statements contained in this prospectus include, among other things, statements relating to:

•	the impact of COVID-19 and its collateral consequences, including production slowdowns, extended disruption of economic activity in our business and lower economic expectations;

•	automotive vehicle production levels, mix and schedules;

•	the technological evolution of the battery and automotive industries;

•	competitiveness of the automotive battery market;

•	commodity prices;

•	our ability to respond to rapid technological changes;

•	our ability to timely develop competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;

•

the potential impact of financial, economic, political and other risks related to conducting business internationally, including disruption of markets, changes in import and export laws, environmental, health and safety laws and regulations, currency restrictions and currency exchange rate fluctuations;

•

risks associated with operating in regulated industries, including our ability to comply with, and liabilities related to, applicable laws, including environmental, health and safety laws and regulations and competition laws, as well as our ability to successfully adapt to any changes in such laws and regulations;

•	the availability and market prices of raw materials and component products;

•	legislation restricting the use of certain hazardous substances in our products;

•	our reliance on third parties for important products and services;

•	the risks associated with our acquisition strategy and integrating acquisitions;

•	the risks associated with future acquisitions and new investments;

•	the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize our capacity; and

•	our ability to service our substantial indebtedness.

These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” In addition, even if results, level of activity, performance or achievements are consistent with the forward-looking statements contained in this prospectus, those results, level of activity, performance or achievements may not be indicative of results or developments in subsequent periods.

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Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

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USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $                million, or approximately $                million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including repayment of outstanding indebtedness.

Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $                 million (assuming no exercise of the underwriters’ over-allotment option).

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DIVIDEND POLICY

Following the consummation of this offering, we do not currently intend to pay dividends on our common stock. We currently intend to retain any future earnings to fund the development and expansion of our business, including further acquisitions, and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable laws, and will depend on our results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

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CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of                 , 2021:

•	on an actual basis;

•	on an as adjusted basis to give effect to the Transactions; and

•

on an adjusted basis to reflect the sale by us of                  shares of common stock in this offering, at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus.

This table should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and combined financial statements and notes thereto included elsewhere in this prospectus.

, 2021
	Actual	As adjusted	As further adjusted
Cash and cash equivalents	$	$	$

Long-term debt:
Dollar secured notes (1)	$	$	$
Euro secured notes (1)(2)
Unsecured notes (1)
USD term loan (3)
Euro term loan (3)
Revolving facility (3)
ABL facility (3)
Total long-term debt (4)
Stockholders’ equity:
Common stock, $0.01 par value per share, shares authorized, shares outstanding actual and shares outstanding as adjusted
Additional paid-in capital
Total stockholders’ equity	$	$	$

Total capitalization	$	$	$

(1)

In connection with the Acquisition, our wholly-owned subsidiaries, Clarios Global LP (the “Borrower”) and Clarios US Finance Company, Inc. (the “Co-Borrower” and, together with the Borrower, the “Borrowers”) issued $1,000 million aggregate principal amount of the dollar secured notes, €700 million aggregate principal amount of the euro secured notes and $1,950 million aggregate principal amount of the unsecured notes. We used the net proceeds from the issuance of the notes to finance the Acquisition. See “Description of Material Indebtedness.”

(2)

Represents the U.S. dollar equivalent of the €700 million aggregate principal amount of euro secured notes. Euro secured notes are shown in U.S. dollars at an exchange rate of $                per €1.00, which was the exchange rate in effect on                , 2021.

(3)

In connection with the Acquisition, the Borrowers also entered into (i) senior secured credit facilities (the “Senior Secured Credit Facilities”), initially consisting of (x) borrowings of $6,409 million equivalent principal amount under a first lien term loan facility (the “Term Loan Facility”) consisting of (1) borrowings of $4,200 million under a U.S. Dollar denominated tranche (the “USD Term Loan”) with an effective interest rate of     % as of                , 2021 and (2) borrowings of €1,955 million under a Euro denominated tranche (the “Euro Term Loan”) with an effective interest rate of     % as of                , 2021 and

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(y) $750 million in aggregate commitments under a first lien revolving credit facility (the “Revolving Facility”) and (ii) $500 million in aggregate commitments under an asset based revolving credit facility (the “ABL Facility”). We used the proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses. On March 5, 2020, the parties thereto entered into an incremental amendment to the ABL Facility pursuant to which the aggregate commitments were increased by $250 million to $750 million in the aggregate. As of , 2021, approximately $ million of additional borrowings were available under the Revolving Facility and $ million were available under the ABL Facility (after giving effect to $ million of outstanding letters of credit). See “Description of Material Indebtedness.”
(4)	Total debt excludes approximately $ million of capitalized debt issuance costs and approximately $ million of capital leases.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $                , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by $                , assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

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DILUTION

Our pro forma net tangible book value as of                 , 2021 was $                 or $                 per share of common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the                  shares of common stock in this offering, at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value as of                 , 2021 would have been $                 or $                 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $                 per share and an immediate dilution to new investors of $                 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering

Dilution per share to new investors		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $                 per share and increase (decrease) the immediate dilution to new investors by $                 per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase of 1,000,000 shares in the number of shares of common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $                 per share and decrease the dilution to new investors by approximately $                 per share, and each decrease of 1,000,000 shares in the number of shares of common stock offered by us would decrease our pro forma as adjusted net tangible book value by approximately $                 per share and increase the dilution to new investors by approximately $                 per share, in each case assuming the assumed initial public offering price of $                 per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions.

The following table sets forth, on a pro forma basis, as of                 , 2021, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $                 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors
Total		100%		$	100%		$

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UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following Unaudited Pro Forma Consolidated Financial Information of Clarios consists of the Unaudited Pro Forma Consolidated Statement of Income (Loss) for the year ended September 30, 2020 and the Unaudited Pro Forma Consolidated Statement of Financial Position as of September 30, 2020. The Unaudited Pro Forma Consolidated Financial Information reported below should be read in conjunction with our historical audited consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

The Unaudited Pro Forma Consolidated Financial Information has been prepared in accordance with Article 11 of the SEC’s Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, or the “Final Rule”. The Final Rule became effective on January 1, 2021 and the Unaudited Pro Forma Consolidated Financial Information is presented in accordance therewith.

The Unaudited Pro Forma Consolidated Financial Information presented below has been derived from our historical audited consolidated financial statements included elsewhere in this prospectus. The pro forma adjustments include transaction accounting adjustments in accordance with U.S. GAAP to illustrate the effects of the following transactions:

•	the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;”

•	the partial repayment of existing debt from net proceeds received under the offering;

•	the effects of the issuance of new executive stock compensation awards; and

•

a provision for corporate income taxes on the income attributable to Clarios as a result of the incorporation of Clarios International Inc. as an indirect parent of Clarios Global LP, inclusive of all U.S. federal, state, and local income taxes.

The Unaudited Pro Forma Consolidated Financial Information as if each of the foregoing transactions had been completed as of September 30, 2020 with respect to the unaudited pro forma consolidated balance sheet as of September 30, 2020 and as of October 1, 2019 with respect to the unaudited pro forma consolidated statement of income (loss) for the year ended September 30, 2020.

The pro forma adjustments are based on currently available information and certain estimates and assumptions. Our management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions described above, as contemplated, and the pro forma adjustments give appropriate effect to those assumptions. This information is for illustrative purposes only and does not purport to represent what Clarios’ financial position and results of operations actually would have been had the offering and related transactions occurred on the dates indicated, or to project Clarios’ financial performance for any future period. The Unaudited Pro Forma Consolidated Financial Information is based on information and assumptions which are described in the accompanying notes.

The Unaudited Pro Forma Consolidated Financial Information and the related notes should be read in conjunction with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our audited consolidated and combined financial statements and the related notes included elsewhere in this prospectus.

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CLARIOS INTERNATIONAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED SEPTEMBER 30, 2020

(in millions)

	Historical Clarios Global LP	Transaction Accounting Adjustments	Note Ref		Pro Forma Clarios International Inc.
Net sales	$7,602	$			$
Cost of sales	6,405

Gross Profit	1,197
Selling, general and administrative expenses	(936)		(c	)
Equity income	48
Restructuring and impairment costs	(11)
Net financing charges	(717)		(b	)

Income (loss) before income taxes	(419)
Income tax provision (benefit)	(17)		(d	)

Net income (loss)	(402)
Income (loss) attributable to noncontrolling interests	(3)

Net income (loss) attributable to the Company	$(399)	$			$

Loss per share
Basic and diluted	n/a		(g	)
Weighted-average shares outstanding	n/a		(g	)

See accompanying notes to the Unaudited Pro Forma Consolidated Financial Information

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CLARIOS INTERNATIONAL INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020

(in millions)

	Historical Clarios Global LP	Transaction Accounting Adjustments		Note Ref	Pro Forma Clarios International Inc.
Assets
Cash and cash equivalents	$682	$			$
Accounts receivable, net of allowance for doubtful accounts of $13	1,110
Inventories	1,235
Other current assets	236

Current assets	3,263

Operating lease right-of-use assets	93
Property, plant and equipment—net	3,496
Goodwill	1,742
Other intangible assets—net	5,993
Equity method investments	782
Noncurrent income tax assets	197			(e)
Other noncurrent assets	39

Total assets	$15,605				$

Liabilities and Equity
Current portion of long-term debt	$51	$		(b)	$
Operating lease—current liabilities	30
Accounts payable	1,138
Accrued compensation and benefits	151
Accrued interest	114
Other current liabilities	538

Current liabilities	2,022

Long-term debt	10,453			(b)
Operating lease—noncurrent liabilities	62
Pension and postretirement benefits	211
Noncurrent income tax liabilities	810			(d)
Other noncurrent liabilities	213
Amounts payable pursuant to Tax Receivable Agreement	—			(a)

Long-term liabilities	11,749

Commitments and contingencies
Common stock (par value $0.01)	—			(f)
Additional paid in capital	—			(a)(c)(e)
Parent company investment	2,172			(f)
Accumulated deficit	—			(f)
Accumulated other comprehensive loss	(359)

Equity attributable to the Company	1,813
Noncontrolling interest	21

Total equity	1,834

Total liabilities and stockholders’ equity	$15,605		$		$

See accompanying notes to the Unaudited Pro Forma Consolidated Financial Information

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NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The accompanying consolidated financial statements have been prepared from Clarios’ historical accounting records and include the following unaudited pro forma adjustments as of and for the year ended September 30, 2020.

Note 1: Transaction Accounting Adjustments

This note should be read in conjunction with other notes in the Unaudited Pro Forma Consolidated Financial Statements. Adjustments included in the column under the heading “Transaction Accounting Adjustments” represent the following:

(a)

Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with                . The agreement provides for the payment to                of        % of the benefits, if any, that we realize as a result of certain tax attributes subject to the Tax Receivable Agreement (including deductions for payments of imputed interest).

The tax receivable agreement will be accounted for as a liability, with amounts accrued when considered probable and reasonably estimable. We expect to record a $                million liability based on management’s estimate of the aggregate amount that it will pay to                  under the tax receivable agreement as a result of the organizational transactions.

(b)	Reflects the reduction of historical interest expense associated with the use of net proceeds from this offering to repay outstanding indebtedness as of October 1, 2019.

(c)	Reflects the executive stock compensation expense relating to the issuance of new awards as if they were outstanding for the year ended September 30, 2020.

(d)

Following the organizational transactions and offering, Clarios will be subject to U.S. federal, state, and local income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect pro forma tax impacts, which includes a provision for U.S. federal, state and local income taxes, as well as the tax impact relating to the transaction accounting pro forma adjustments.

(e)

Reflects an increase in deferred tax assets related to tax benefits from future deductions attributable to the organizational transactions and offering, with an offsetting increase to additional paid-in capital.

(f)

On issuance, the Parent company investment in Clarios will be re-designated as Clarios Shareholders’ Equity and will be allocated between shares of our common stock and additional paid in capital based on the number of shares of common stock outstanding at the issuance date.

(g)

Pro forma basic and diluted loss per share and pro forma weighted-average basic and diluted shares outstanding for the year ended September 30, 2020 reflect the number of shares of Clarios common stock that are expected to be outstanding upon completion of the offering.

We refer to the transactions related to this offering collectively as the “Transactions.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read together with the information under the headings “Basis of Presentation and Other Information,” “Prospectus Summary—Summary Historical Consolidated and Combined and Unaudited Pro Forma Financial and Other Data,” “Capitalization” and “Unaudited Pro Forma Financial Information” and our consolidated and combined financial statements and the notes related thereto included elsewhere in this prospectus. The following discussion and analysis of our financial condition and results of operations contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Actual results may differ materially from those contained in any forward-looking statement.

In order to provide a more meaningful basis for comparing the results of operations for the year ended September 30, 2020 to the corresponding prior year periods, we have presented financial information for the year ended September 30, 2019 by combining financial information for our Successor period (the five months ended September 30, 2019) and our Predecessor period (the seven months ended April 30, 2019). We believe that describing certain year-over-year variances and trends for the year ended September 30, 2020 as compared to the corresponding prior year periods without regard to the concept of Successor and Predecessor (i.e., on a combined basis) facilitates a meaningful analysis of our results of operations and is useful in identifying current business trends. The combined results represent the sum of the reported amounts for the Predecessor period for the seven months ended April 30, 2019 and the Successor period for the five months ended September 30, 2019. These combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results under applicable regulations. The combined operating results may not reflect the actual results we would have achieved absent the Acquisition and may not be indicative of future results. The year ended September 30, 2020, which is the most recent annual period shown, reflects a full year of the Successor business results. See “—Factors Affecting the Comparability of Our Results of Operations—The Acquisition.”

Overview

Clarios is one of the world’s largest suppliers of energy storage solutions. We design and manufacture advanced, low-voltage battery technologies for global mobility and industrial applications, offering reliability, safety and comfort to everyday lives. Our batteries power cars, commercial vehicles, motorcycles, marine vehicles, powersports vehicles and industrial products. In our core low-voltage mobility battery markets, we are the only global manufacturer and are significantly larger than our nearest competitor by revenue. We believe we are unique in terms of our global capabilities, with the number one market position in both the Americas and EMEA, and the number three market position in Asia. The majority of demand for our products comes from the aftermarket channel, driven by consumer replacements. We sell more than 140 million batteries annually that are distributed to OEM and aftermarket customers in over 140 countries. Our scale, global footprint and vertical integration allow us to operate with a best-in-class cost structure, lead the industry in technological innovation and deliver greater value to customers and consumers. We have established one of the world’s most successful examples of a circular economy. We design, manufacture, transport, recycle and recover the materials in vehicle batteries using a closed-loop system. Our batteries are designed so that up to 99% of the materials can be responsibly recovered, recycled and repurposed directly into new batteries.

Our batteries provide reliable, low-voltage power to a full range of propulsion technologies and will remain critical with the transition of the global transportation network from ICE to hybrid and EVs. Our batteries support a range of functions critical to vehicle performance ranging from the more traditional roles of engine starting and ignition and supporting key-off loads, to more demanding emerging functions such as start-stop, ADAS, over-the-air software updates and autonomous driving. Importantly, our batteries provide the fail-safe power required to support electric and AVs. Our advanced products are well-positioned to enable the increasing electrical load requirements seen in nearly all vehicles entering the market today, and especially the technologies of start-stop, EV and AV, which require more robust, advanced energy solutions. We believe the battery mix

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shift towards higher-margin advanced products represents a significant opportunity for Clarios as we deliver a compelling value proposition to our consumers by combining advanced technology solutions for mission critical systems with a lower cost solution than competing technologies.

Our product portfolio includes SLI and Advanced Batteries, which include EFB and AGM. We believe our products have differentiating factors, such as PowerFrame, which reduces lead usage and bolsters corrosion resistance, our patented EFB design and our certified non-spillable AGM batteries. We also develop and manufacture low-voltage lithium-ion battery technologies for select markets. We distribute our products primarily through the aftermarket and OEMs. We sell our products through a number of well-recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC® Batteries. Principally outside of North America we go to market with these owned brands which, based on consumer awareness studies, are consistently #1 or #2 in nearly every major market in which we participate. We also provide private label brands to our aftermarket customers including DieHard, Interstate, Duralast, Bosch and EverStart.

For the twelve months ended September 30, 2020, approximately 80% of our unit volume and an even larger share of our gross profit was generated through the replacement aftermarket channel. In the automotive market, our batteries have an average life of three to six years and the battery is replaced, on average, two to four times over a vehicle’s useful life, depending on the battery technology, application, driving habits and geography. Given aftermarket customers require not only a high-quality product but also outstanding service and support, we deliver value far beyond the supply of batteries. We have developed deep channel partnerships and have longstanding relationships with large domestic and international aftermarket customers such as Interstate, AutoZone, Bosch, Advance Auto Parts, Walmart and LKQ, serving as a critical partner in one of their largest and most important sales categories. We operate an entire logistics network for battery delivery (in some cases, direct to store) and for the return of spent batteries to be recycled, often through our owned recycling network. We benefit from our scale and technology developed with OEMs, which allow us to deliver a high level of expertise to the replacement channel, including training, technical and system expertise and category management. Our scale also allows us to fulfill store level demand in a timely fashion and at competitive cost. These differentiators are increasingly important as the complexity of monitoring and installing Advanced Batteries continues to rise. Additionally, we continue to innovate around aftermarket distribution through point of sale and digital channels, particularly in China.

The remaining roughly 20% of our unit volume is generated through the OEM channel, which is comprised of sales to major car, commercial vehicle, motorcycle, marine, powersports vehicle and industrial manufacturers globally. Our capabilities and expertise have also positioned us as the partner of choice for our OEM customers, including Ford Motor Company, General Motors Company, Volkswagen, Tesla, Inc., BYD Auto Co., Ltd, Li Auto Inc., The Daimler Motor Company Limited, BMW, PACCAR Inc., Polaris, Toyota Motor Corporation and Caterpillar Inc. Our OEM business is driven by global demand for new vehicles and equipment but serves as a key driver of our future aftermarket replacement business. Our focus is to be sourced as “first fit” with both leading traditional OEMs and emerging EV OEMs globally, which in turn bolsters our replacement business in the aftermarket channel. Our customers look to us to provide low-voltage systems integration expertise and drive technological innovation. We work closely with OEMs during development of future platform launches, designing energy storage technologies that will cost-effectively help them meet increasing environmental, safety and vehicle electrification requirements. Our leading global position in the OEM channel allows us to collaborate with a wide range of customers in bringing to market new technologies that can support and accelerate advancements in powertrain technology and autonomy. In addition, our global footprint allows us to serve OEMs with the same product in multiple regions with localized production, which simplifies their procurement

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processes on global vehicle platforms. No customer accounted for more than 10% of total volume for the twelve months ended September 30, 2020.

Material Trends Affecting Our Results of Operations

COVID-19

In December 2019, a novel strain of coronavirus SARS-CoV-2, causing a disease referred to as COVID-19, was reported in Wuhan, China. The coronavirus has since spread to, and infections have been found in, the vast majority of countries around the world, including the United States and throughout EMEA. In March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic based on the global spread of the disease, the severity of illnesses it causes and its effects on society. In response to the COVID-19 outbreak, the governments of many countries, states and cities have imposed and re-imposed from time to time preventative or protective actions, such as imposing restrictions on travel and business operations, and advising or requiring individuals to limit or forego their time outside of their homes. Accordingly, the COVID-19 outbreak has severely restricted the level of economic activity in many countries, and continues to adversely impact global economic activity and has contributed to significant volatility in financial markets.

The Company’s operating performance is subject to global economic and market conditions, including their impacts on the global automotive industry. During the year ended September 30, 2020, the COVID-19 outbreak adversely impacted the Company’s operational and financial performance, primarily due to lower sales volumes to our OEM customers, many of whom have experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. We also experienced operational inefficiencies as we adjusted production levels to align with changing market demand and, in response to regulatory requirements, implemented enhanced safety measures to protect the health of our employees. During the disruption caused by COVID-19, we have managed our balance sheet prudently and have maintained appropriate liquidity, refer to “Liquidity and Capital Resources” and “Liquidity Outlook” for further information.

The extent of the future impact of the COVID-19 outbreak on the Company’s operational and financial performance will depend on certain developments, including the duration, intensity and continued spread of the pandemic, including new variants and virus strains, regulatory and private sector responses, which may be precautionary, the development and availability of vaccines and the impact to the Company’s customers, workforce and vendors, all of which are uncertain and cannot be predicted. The Company’s financial condition and results could also be impacted by significant changes in commodity prices, foreign currency exchange rates and interest rates that may result from volatility in the economic and financial markets as a result of the COVID-19 pandemic. We currently expect that the COVID-19 pandemic may negatively impact our financial condition and results of operations in future periods. While we have seen positive trends of recovery in the aftermarket as the easing of mobility restrictions progresses across our geographies, such trends could reverse as COVID-19 outbreaks recur in certain areas, and we currently expect OEM market disruption to adversely affect OEM volumes for the year ending September 30, 2021. Changing market conditions may also affect the estimates and assumptions made by management. Such estimates and assumptions affect, among other things, the Company’s goodwill, long-lived asset and indefinite-lived intangible asset valuations; equity investment valuations; valuation of deferred income taxes and income tax contingencies; measurement of compensation cost for certain cash bonus plans; and pension plan assumptions. Events and changes in circumstances arising in future periods, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

Technological Changes

Our business is impacted by technological changes in the battery and automotive markets in the geographic segments in which we operate. Increasing electrical loads in new vehicles have led to a shift from conventional

60

flooded batteries to advanced lead-acid batteries. In turn, we have invested in new product and process technologies and have expanded product offerings to AGM and EFB technologies that power start-stop vehicles, as well as lithium-ion battery technology for certain hybrid and EVs. Advanced lead-acid batteries have represented an increasing portion of our product mix over time (particularly in EMEA and Asia, where demand for Advanced Batteries has increased) with two primary effects to our results: (i) net sales and gross profit have improved faster than volume growth as these batteries offer both price and profitability advantages compared to conventional flooded batteries, and (ii) our capital expenditures have increased in order to increase production capacity for AGM and EFB batteries to meet increased demand. Between September 30, 2014 and September 30, 2020, our capital expenditures related to AGM and EFB batteries totaled approximately $472 million. As a result, we have experienced increasing depreciation costs. We currently expect elevated capital expenditures related to AGM and EFB batteries to continue.

Growth in Asia

Over two billion people in Asia are expected to enter the middle class by 2030 according to The Brookings Institution. For the year ended September 30, 2020, approximately 11% of our net sales were in Asia. We expect this business to grow as more customers in Asia enter the middle class and purchase vehicles, as growth in our business has historically been driven by increasing volume in these markets. In response to this trend, we have invested approximately $277 million between September 30, 2016 and September 30, 2020 in an effort to expand our capacity in the region.

Seasonality

Our business is impacted by seasonal factors, as aftermarket replacements are highest in the winter months. Our net sales reflect our channel partners’ stocking patterns to meet this increased demand, and have historically been greatest between our fourth and first fiscal quarters (late summer through early winter). Global climate change may impact the seasonality of our business as the demand for our products, such as automotive replacement batteries, may be affected by unseasonable weather conditions.

Lead Price Volatility

The price volatility of lead as traded on the London Metal Exchange has several impacts on our business:

•

In the Americas aftermarket, we operate a closed-loop system through which we typically collect one spent battery core for every new battery we sell. This effectively minimizes the impact of lead pricing on our margins.

•

In other segments and channels, we typically treat lead as a pass-through cost to our customers with a lag between the price we charge our customers and the market price of lead to match the cost of lead reflected in our cost of goods sold. This practice minimizes, but does not eliminate, the impact of lead price volatility on our profits in these geographic segments and channels. When lead prices are particularly volatile, we experience volatility in our net sales and margins.

•

In addition, during periods of high lead price volatility, some customers may shift buying patterns, pulling ahead purchases in anticipation of higher lead prices in the future or delaying purchases in anticipation of lower lead prices in the future. If lead prices continue to be volatile and our customers shift buying patterns in this manner, our quarterly results may be volatile and, consequently, it may be difficult to compare results on a quarter-to-quarter basis.

Factors Affecting the Comparability of Our Results of Operations

As a result of a number of factors, our historical results of operations may not be comparable from period to period or going forward. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

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The Acquisition

On April 30, 2019, the Power Solutions Business of JCI was acquired by Clarios International LP (“Holdings”). As a result of the Acquisition, a new basis of accounting was created on May 1, 2019. The audited consolidated and combined financial statements as of and for the year ended September 30, 2018 and as of and for the seven month period ended April 30, 2019, which are included elsewhere in this prospectus, are referred to therein as “Predecessor” combined financial information. The consolidated results of operations and cash flows of the Company beginning on May 1, 2019 and the consolidated financial position of the Company as of balance sheet dates subsequent to April 30, 2019 are referred to therein as “Successor” consolidated financial information.

The Predecessor and Successor financial information presented herein is not comparable primarily due to the fact that the Successor financial information reflects:

•

The application of acquisition accounting as of May 1, 2019, as further described in Note 2, “Acquisitions,” to the audited consolidated and combined financial statements included elsewhere in this prospectus, which requires the acquirer to reflect the fair value of the net assets acquired in a business combination as of the date of acquisition which often exceeds the net assets’ carrying value on the acquired business’s financial statements. As a result of applying acquisition accounting, the carrying value of the Successor’s net assets exceeds the carrying value of the Predecessor’s net assets on the consolidated statement of financial position. The most significant implications to the consolidated statements of income (loss) for the Successor periods due to the application of acquisition accounting are increased depreciation and amortization expense;

•

Additional debt and interest expense associated with debt financing arrangements entered into in connection with the Acquisition, as further described in Note 8, “Debt and Financing Arrangements,” to the audited consolidated and combined financial statements included elsewhere in this prospectus; and

•	Certain pass-through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the Successor financial statements for those entities.

The Transactions

In connection with this offering, we intend to enter into the Transactions. As a result, our results of operations in the future may not be directly comparable to the historical results presented in this prospectus. For more information see “Unaudited Pro Forma Financial Information.”

How We Assess Our Performance

We use Total Adjusted EBITDA to analyze and evaluate the performance of our business and to provide a greater understanding with respect to our results of operations, including within each of our segments. We believe that Total Adjusted EBITDA is an important measure that excludes many of the costs associated with our existing capital structure and excludes costs that management believes do not reflect our ongoing operating performance. Accordingly, Total Adjusted EBITDA is a key metric that management uses to assess the period-to-period performance of our core business operations and our segments.

Total Adjusted EBITDA helps to identify trends in the performance of our core ongoing operations by excluding the effects related to (i) non-cash items, (ii) non-recurring costs and charges that do not relate to our ongoing operations, and (iii) certain other adjustments. We believe that presenting Total Adjusted EBITDA enables investors to assess our performance from period to period using the same metric utilized by management and to evaluate our performance relative to other companies that are not subject to such factors. See Note 19, “Segment Information,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information and “—Total Adjusted EBITDA and Indenture EBITDA” for a reconciliation of Total Adjusted EBITDA to net income (loss) for the given period.

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Total Adjusted EBITDA may not be comparable to similar measures used by other companies. Total Adjusted EBITDA is a non-U.S. GAAP financial measure. It has important limitations as analytical tools and you should not consider it in isolation or as substitutes for analysis of our financial performance as reported under U.S. GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or as alternatives to cash flow from operating activities as measures of our liquidity.

Because of these limitations, Total Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Total Adjusted EBITDA only for supplemental purposes.

Components of Results of Operations

Net Sales

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. Net sales are derived from sales of lead-acid and lithium-ion batteries to customers globally. We have generally been able to increase the average prices of our products in the low single digit percentages on an annual basis. During economic downturns, the annual increase in such prices has generally been in the mid-single digit percentages.

The Company services both automotive OEM and the battery aftermarket by providing Advanced Battery technology. The Company’s revenue is generated through the manufacture and sale of automotive battery products, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

Cost of Sales

Our cost of sales consists of costs relating to battery production, battery recycling and logistics. Battery production costs consist of the costs of (i) procuring raw materials (primarily lead, polypropylene, separators and sulfuric acid), (ii) component manufacturing and (iii) direct and indirect conversion costs. Battery recycling costs consist of costs associated with recycling used batteries, including those relating to collecting used batteries, tolling contracts with secondary lead smelting companies, breaking and separation, and smelting. Logistics costs consist of costs related to shipping (i) raw materials to component plants, assembly plants and smelters, (ii) components to assembly plants and dry unformed batteries to fill and form facilities (primarily in North America), and (iii) finished batteries to distribution centers and to aftermarket customers.

Selling, General and Administrative Expenses

SG&A expenses include salaries and benefits of our commercial organizations and administrative functions, marketing and commission costs, engineering and product development costs, and administrative costs at the regional and global headquarter level.

Restructuring and Impairment Costs

To better align its resources with its growth strategies and reduce the cost structure of its global operations to address dynamics in certain underlying markets, the Company commits to restructuring plans as necessary, which may include workforce reductions, global plant closures and consolidations, asset impairments and other cost-reduction initiatives.

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Net Financing Charges

Net financing charges primarily relate to net interest expense, banking and factoring fees, and net foreign exchange results for financing activities.

Equity Income

Equity income primarily relates to our share of non-consolidated, partially-owned affiliates. Investments in partially-owned affiliates for which the Company exercises significant influence but does not have control are accounted for by the equity method. We own portions of battery manufacturers in countries and regions where we do not own plants, and businesses engaged in the distribution of lead-acid batteries.

Income Tax Provision

The Predecessor income tax provision in the combined statements of income was calculated as if the Company filed separate income tax returns and operated as a stand-alone business for the periods presented. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of the Company as part of consolidated JCI. Prior to the Acquisition, the Company’s operations historically were included in JCI’s U.S. federal and state tax returns or non-U.S. jurisdiction tax returns. JCI’s global tax model was developed based upon its entire portfolio of businesses. Accordingly, the Company’s tax results as presented for the periods prior to the Acquisition are not necessarily indicative of future performance and do not necessarily reflect the results that would have been generated if the company had operated as an independent company for the periods presented. As portions of the Company’s operations were included in JCI’s tax returns for periods prior to the Acquisition, payments to certain tax authorities were made by JCI, and not by the Company. For the periods prior to the Acquisition, the Company did not maintain taxes payable to/from JCI and the Company’s subsidiaries were deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions.

The Successor income tax provision, deferred taxes and uncertain tax positions reflect management’s best estimate of current and future taxes to be paid. Due to U.S. and Canadian pass-through entities, no income tax impacts are reflected in the Successor financial statements for those jurisdictions. The Company is subject to income taxes in numerous foreign jurisdictions. Significant judgments and estimates are required in the determination of the consolidated income tax expense. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations.

Refer to Note 13, “Income Taxes,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

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Results of Continuing Operations

Year Ended September 30, 2020 Compared to Year Ended September 30, 2019 (in millions)

	Successor		Predecessor	Combined
Consolidated & Combined Statements of Income (Loss)	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Change	% Change
Net sales	$7,602	$3,535	$4,993	$8,528	$(926)	(11)%
Cost of sales	6,405	3,214	4,059	7,273	(868)	(12)%

Gross profit	1,197	321	934	1,255	(58)	(5)%
Selling, general and administrative expenses	(936)	(459)	(359)	(818)	(118)	14%
Equity income	48	17	30	47	1	2%
Restructuring and impairment costs	(11)	—	—	—	(11)	*
Net financing charges	(717)	(274)	(23)	(297)	(420)	*

Income (loss) before income taxes	(419)	(395)	582	187	(606)	*
Income tax provision (benefit)	(17)	(31)	178	147	(164)	*

Net income (loss)	(402)	(364)	404	40	(442)	*
Income (loss) attributable to noncontrolling interests	(3)	(8)	23	15	(18)	*

Net income (loss) attributable to the Company	$(399)	$(356)	$381	$25	$(424)	*

*	Metric not meaningful

Net Sales

Net sales decreased $926 million to $7,602 million for the year ended September 30, 2020 from $8,528 million for the year ended September 30, 2019, primarily due to the effect of decreased volumes of $552 million, the impact of lower lead costs on pricing of $314 million, and the unfavorable impact of foreign currency translation of $94 million, partially offset by favorable pricing and product mix of $34 million. Approximately $485 million of the decrease in volumes was due to the impact of the COVID-19 pandemic on the global economy, with the remaining decrease in volumes primarily due to declines in macroeconomic conditions in China and global OEM production, as well as mild weather in the U.S. and Europe. The COVID-19 pandemic resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. These negative impacts were partially offset by higher volumes of Advanced Batteries to our aftermarket customers, which contributed to favorable product mix. Refer to the “Segment Analysis” below for a discussion of net sales by segment.

Gross Profit

Gross profit decreased $58 million, or 5%, to $1,197 million for the year ended September 30, 2020 from $1,255 million for the year ended September 30, 2019. The negative impact to our cost structure from the COVID-19 pandemic was approximately $130 million in the year ended September 30, 2020, which was primarily comprised of stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.” The change in value of

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battery cores due to the change in the value of lead had a negative non-cash impact of $49 million in the year ended September 30, 2020, compared to a positive non-cash impact of $14 million in the year ended September 30, 2019. The decrease in gross profit was also partially due to increased depreciation expense of $36 million in the year ended September 30, 2020 related to the purchase accounting impacts of the Acquisition. Net mark-to-market adjustments on pension and postretirement plans had a net unfavorable year-over-year impact on cost of sales of $15 million primarily due to a decrease in discount rates. Other unfavorable impacts included higher operating costs across our global battery plants, lower overall volumes and the negative impact of foreign currency translation, partially offset by the favorable impact of pricing, lower transportation and purchasing costs, and an increase in volumes of Advanced Batteries to our aftermarket customers. In addition, purchase accounting related to the Acquisition negatively impacted gross profit by $296 million in the year ended September 30, 2019 due to inventory selling through at fair value. Refer to the “Segment Analysis” below for a discussion of Adjusted EBITDA by segment.

Selling, General and Administrative Expenses

SG&A expenses increased $118 million, or 14%, to $936 million for the year ended September 30, 2020 from $818 million for the year ended September 30, 2019, primarily due to $234 million of increased depreciation and amortization expense in the year ended September 30, 2020 due to the purchase accounting impacts of the Acquisition; partially offset by the benefits of general and administrative cost saving initiatives year over year. In the year ended September 30, 2020, the Company incurred $89 million of non-recurring items, including, among others, incremental stand up costs, consulting costs related to operational improvement initiatives and severance costs. In the year ended September 30, 2019, the Company incurred $137 million of transaction costs, incremental stand-up costs and non-recurring consulting costs related to operational improvement initiatives. Net mark-to-market adjustments on pension and postretirement plans had a net unfavorable year-over-year impact on SG&A of $1 million primarily due to a decrease in discount rates.

Equity Income

Equity income increased $1 million to $48 million for the year ended September 30, 2020 from $47 million for the year ended September 30, 2019, primarily due to favorable operational results of certain equity method investments in the year ended September 30, 2020, partially offset by $7 million of higher unfavorable purchase accounting impacts in the year ended September 30, 2020 related to the Acquisition.

Restructuring and Impairment Costs

The Company incurred $11 million of restructuring and impairment costs in the year ended September 30, 2020 related to the announcement that it will discontinue assembly operations at one of its U.S. plants. These costs include approximately $10 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $1 million of costs primarily related to workforce reductions. Refer to Note 15, “Restructuring and Impairment Costs,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

The Company currently estimates that upon completion of the restructuring action, annual operating costs in the Americas segment will decrease by approximately $20 million. The Company expects the annual benefit of these actions will be substantially realized in fiscal 2021. For fiscal 2020, the savings were approximately 50% of the expected annual operating cost reduction as the action was taken mid-year. The restructuring action is expected to be substantially complete by the end of fiscal 2021. Outstanding restructuring reserves at September 30, 2020 were immaterial.

The Company did not incur any restructuring and impairment costs for the year ended September 30, 2019.

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Net Financing Charges

Net financing charges increased $420 million to $717 million for the year ended September 30, 2020 from $297 million for the year ended September 30, 2019. The change in net financing charges is primarily due to an increase in interest expense and deferred financing cost amortization in the year ended September 30, 2020 driven by the third-party debt in connection with the Acquisition, and unfavorable net foreign exchange results for financing activities. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

Income Tax Provision

For the year ended September 30, 2020 the provision from income taxes is $(17) million compared to $147 million for the year ended September 30, 2019. The change in the provision for income taxes is primarily due to the fact that subsequent to the Acquisition, the structure of certain legal entities has been changed such that they are not subject to Canadian or U.S. income taxes at the Successor company level, income tax impacts of foreign exchange fluctuations and tax charges in the seven months ended April 30, 2019 related to pre-acquisition transactions resulting in adjustments to the outside basis of certain subsidiaries and valuation allowances. Refer to Note 13, “Income Taxes,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

Year Ended September 30, 2019 Compared to Year Ended September 30, 2018 (in millions)

	Successor	Predecessor	Combined	Predecessor
Consolidated & Combined Statements of Income (Loss)	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change	% Change
Net sales	$3,535	$4,993	$8,528	$8,000	$528	7%
Cost of sales	3,214	4,059	7,273	6,293	980	16%

Gross profit	321	934	1,255	1,707	(452)	(26)%
Selling, general and administrative expenses	(459)	(359)	(818)	(474)	(344)	73%
Equity income	17	30	47	58	(11)	(19)%
Restructuring and impairment costs	—	—	—	(11)	11	(100)%
Net financing charges	(274)	(23)	(297)	(40)	(257)	*

Income (loss) before income taxes	(395)	582	187	1,240	(1,053)	(85)%
Income tax provision (benefit)	(31)	178	147	601	(454)	(76)%

Net income (loss)	(364)	404	40	639	(599)	(94)%
Income (loss) attributable to noncontrolling interests	(8)	23	15	47	(32)	(68)%

Net income (loss) attributable to the Company	$(356)	$381	$25	$592	$(567)	(96)%

*	Metric not meaningful

Net Sales

Net sales increased $528 million to $8,528 million for the year ended September 30, 2019 from $8,000 million for the year ended September 30, 2018, primarily due to an approximately $1,037 million increase

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in net sales from the effects of the change in revenue recognition from the implementation of the new revenue standard, and the favorable impact of pricing and product mix of $104 million, partially offset by the impact of lower lead costs on pricing of $326 million, the unfavorable impact of foreign currency translation $223 million and the effect of decreased volumes of $64 million. The decrease in volumes was primarily due to declines in macroeconomic conditions in China and global OEM production. These negative impacts were partially offset by higher volumes of Advanced Batteries, which contributed to favorable product mix. Refer to Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information regarding the adoption of the new revenue standard. Refer to “Segment Analysis” below for a discussion of net sales by segment.

Gross Profit

Gross profit decreased $452 million, or 26%, to $1,255 million for the year ended September 30, 2019 from $1,707 million for the year ended September 30, 2018, primarily due to $321 million of purchase accounting impacts related to the Acquisition in the year ended September 30, 2019, which consisted of increased depreciation and amortization, and the sell through of inventory at fair value. Net mark-to-market adjustments on pension and postretirement plans had a net unfavorable year-over-year impact on cost of sales of $22 million primarily due to a decrease in discount rates. Other unfavorable impacts included higher operating and transportation costs driven by inflation and efforts to satisfy customer demand, lower overall volumes and the negative impact of foreign currency translation, partially offset by the favorable impact of pricing and an increase in volumes of Advanced Batteries. Additionally, the change in value of battery cores due to the change in the value of lead had a positive non-cash impact of $14 million in the five months ended September 30, 2019.

Selling, General and Administrative Expenses

SG&A expenses increased $344 million, or 73%, to $818 million for the year ended September 30, 2019 from $474 million for the year ended September 30, 2018, primarily due to $165 million of purchase accounting impacts related to the Acquisition (increased depreciation and amortization); $137 million of transaction costs, incremental stand-up costs and non-recurring consulting costs related to operational improvement initiatives in the year ended September 30, 2019; and a prior year gain on business deconsolidation. Net mark-to-market adjustments on pension and postretirement plans had a net unfavorable year-over-year impact on SG&A of $14 million primarily due to a decrease in discount rates.

Equity Income

Equity income decreased $11 million to $47 million for the year ended September 30, 2019 from $58 million for the year ended September 30, 2018, primarily due to $6 million of purchase accounting impacts related to the Acquisition in the five months ended September 30, 2019.

Restructuring and Impairment Costs

We did not incur any restructuring and impairment costs for the year ended September 30, 2019, compared to $11 million for the year ended September 30, 2018. Restructuring and impairment costs primarily consists of workforce reductions.

Net Financing Charges

Net financing charges increased $257 million to $297 million for the year ended September 30, 2019 from $40 million for the year ended September 30, 2018. The change in net financing charges is primarily due to an increase in interest expense and bond cost amortization in the five months ended September 30, 2019 driven by an increase in third-party debt in connection with the Acquisition, partially offset by favorable net foreign exchange results for financing activities. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

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Income Tax Provision

For the year ended September 30, 2019 the provision for income taxes decreased to $147 million from $601 million for the year ended September 30, 2018. The change in the provision for income taxes is primarily due to the fact that subsequent to the Acquisition, the structure of certain legal entities has been changed such that they are not subject to U.S. income taxes at the Successor company level and tax charges in the year ended September 30, 2018 related to pre-acquisition legal entity restructuring and tax impacts of the TCJA.

Segment Analysis

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which represents net income before income taxes and noncontrolling interest, depreciation, intangible asset amortization, net financing charges, restructuring and impairment costs, net mark-to-market adjustments related to pension and postretirement plans, deal and stand-up costs, impacts of purchase accounting, core valuation changes and other non-recurring items. For more information, see Note 19, “Segment Information,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus.

Year Ended September 30, 2020 Compared to Year Ended September 30, 2019 (in millions)

Net Sales

	Successor		Predecessor	Combined
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Change	% Change
Americas	$4,710	$2,230	$3,090	$5,320	$(610)	(11)%
EMEA	2,036	946	1,281	2,227	(191)	(9)%
Asia	856	359	622	981	(125)	(13)%

	$7,602	$3,535	$4,993	$8,528	$(926)	(11)%

Americas: Net sales decreased $610 million to $4,710 million for the year ended September 30, 2020 from $5,320 million for the year ended September 30, 2019, primarily due to the effect of decreased volumes of $300 million, the impact of lower lead costs on pricing of $265 million, and the unfavorable impact of foreign currency translation of $63 million, partially offset by favorable pricing and product mix of $18 million. Approximately $243 million of the decrease in volumes was due to the impact of the COVID-19 pandemic on the global economy, with the remaining decrease in volumes primarily due to declines in OEM production, as well as mild weather in the U.S. The COVID-19 pandemic resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. These negative impacts were partially offset by higher volumes of Advanced Batteries to our aftermarket customers, which contributed to favorable product mix.

EMEA: Net sales decreased $191 million to $2,036 million for the year ended September 30, 2020 from $2,227 million for the year ended September 30, 2019, primarily due to the effect of decreased volumes of $115 million, unfavorable pricing and channel mix of $47 million, the impact of lower lead costs on pricing of $21 million, and the unfavorable impact of foreign currency translation of $8 million. Approximately $160 million of the decrease in volumes was due to the impact of the COVID-19 pandemic on the global economy resulting in lower sales values to our OEM customers, many of whom experienced temporary shut-downs; the offsetting increase in volumes was due to strong volumes to our aftermarket customers in EMEA.

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Asia: Net sales decreased $125 million to $856 million for the year ended September 30, 2020 from $981 million for the year ended September 30, 2019, primarily due to the effect of decreased volumes of $84 million, the impact of lower lead costs on pricing of $28 million, and the unfavorable impact of foreign currency translation of $23 million, partially offset by favorable pricing and product mix of $10 million. Approximately $82 million of the decrease in volumes was due to the impact of the COVID-19 pandemic on the global economy, with the remaining decrease in volumes primarily due to declines in macroeconomic conditions in China and global OEM production. The COVID-19 pandemic resulted in lower sales volumes to our OEM customers, many of whom experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. These negative impacts were partially offset by higher volumes of Advanced Batteries to our aftermarket customers, which contributed to favorable product mix.

Adjusted EBITDA

	Successor		Predecessor	Combined
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Change	% Change
Americas	$924	$432	$581	$1,013	$(89)	(9)%
EMEA	324	163	245	408	(84)	(21)%
Asia	112	38	85	123	(11)	(9)%
Corporate expenses	(100)	(39)	(50)	(89)	(11)	12%

	$1,260	$594	$861	$1,455	$(195)	(13)%

Americas: Adjusted EBITDA decreased $89 million to $924 million for the year ended September 30, 2020 from $1,013 million for the year ended September 30, 2019. The negative impact to our earnings from the COVID-19 pandemic was approximately $129 million in the year ended September 30, 2020, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.” Other impacts included the unfavorable impact of foreign currency translation of $12 million and lower volumes of $6 million, partially offset by lower operating costs of $27 million including lower transportation costs and purchasing costs, favorable pricing and product mix of $20 million, an increase in equity income of $7 million, and lower SG&A of $4 million.

EMEA: Adjusted EBITDA decreased $84 million to $324 million for the year ended September 30, 2020 from $408 million for the year ended September 30, 2019. The negative impact to our earnings from the COVID-19 pandemic was approximately $62 million in the year ended September 30, 2020, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.” Other impacts included unfavorable pricing and product mix of $39 million and the unfavorable impact of foreign currency translation of $3 million, partially offset by higher volumes of $12 million, lower SG&A of $4 million, an increase in equity income of $3 million and lower operating costs of $1 million including lower purchasing costs.

Asia: Adjusted EBITDA decreased $11 million to $112 million for the year ended September 30, 2020 from $123 million for the year ended September 30, 2019. The negative impact to our earnings from the COVID-19 pandemic was approximately $14 million in the year ended September 30, 2020, which was primarily comprised of lower sales volumes, stranded fixed costs and additional expenses as we adjusted production levels to align with changing market demand and implemented enhanced safety measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.” Other impacts included the

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unfavorable impact of foreign currency translation of $3 million, lower volumes of $1 million, and a decrease in equity income of $1 million partially offset by lower SG&A of $5 million, and lower operating costs of $3 million including lower transportation and purchasing costs.

Corporate expenses: Corporate expenses increased $11 million to ($100) million for the year ended September 30, 2020 from ($89) million for the year ended September 30, 2019 primarily due to incremental costs related to operating as a stand-alone Successor company.

Year Ended September 30, 2019 Compared to Year Ended September 30, 2018 (in millions)

Net Sales

	Successor	Predecessor	Combined	Predecessor
	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change	% Change
Americas	$2,230	$3,090	$5,320	$4,349	$971	22%
EMEA	946	1,281	2,227	2,478	(251)	(10)%
Asia	359	622	981	1,173	(192)	(16)%

Total	$3,535	$4,993	$8,528	$8,000	$528	7%

Americas: Net sales increased $971 million to $5,320 million for the year ended September 30, 2019 from $4,349 million for the year ended September 30, 2018, primarily due to an approximately $1,037 million increase in net sales from the effects of the change in revenue recognition from the implementation of the new revenue standard, and the favorable impact of pricing and product mix of $110 million, partially offset by impact of lower lead costs on pricing $109 million, the unfavorable impact of foreign currency translation of $41 million and the effect of decreased volumes of $26 million. The decrease in volumes was primarily due to declines in global OEM production. These negative impacts were partially offset by higher volumes of Advanced Batteries, which contributed to favorable product mix.

EMEA: Net sales decreased $251 million to $2,227 million for the year ended September 30, 2019 from $2,478 million for the year ended September 30, 2018, primarily due to the impact of lower lead costs on pricing of $176 million, the unfavorable impact of foreign currency translation of $126 million, and the unfavorable impact of pricing and channel mix of $17 million, partially offset by the effect of increased volumes of $68 million. The increase in volumes was primarily due to higher volumes of Advanced Batteries, which also contributed to favorable product mix to partially offset unfavorable channel mix.

Asia: Net sales decreased $192 million to $981 million for the year ended September 30, 2019 from $1,173 million for the year ended September 30, 2018, primarily due to the effect of decreased volumes of $108 million, the impact of lower lead costs on pricing of $41 million and the unfavorable impact of foreign currency translation of $57 million, partially offset by the favorable impact of pricing and product mix of $14 million. The decrease in volumes was primarily due to declines in macroeconomic conditions in China and global OEM production.

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Adjusted EBITDA

	Successor	Predecessor	Combined	Predecessor
	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change	% Change
Americas	$432	$581	$1,013	$1,059	$(46)	(4)%
EMEA	163	245	408	469	(61)	(13)%
Asia	38	85	123	142	(19)	(13)%
Corporate expenses	(39)	(50)	(89)	(85)	(4)	5%

	$594	$861	$1,455	$1,585	$(130)	(8)%

Americas: Adjusted EBITDA decreased $46 million to $1,013 million for the year ended September 30, 2019 from $1,059 million for the year ended September 30, 2018, primarily due to higher operating costs of $75 million including higher transportation costs, higher SG&A of $14 million, lower volumes of $14 million and the unfavorable impact of foreign currency translation of $11 million, partially offset by favorable pricing and product mix of $67 million, and an increase in equity income of $1 million.

EMEA: Adjusted EBITDA decreased $61 million to $408 million for the year ended September 30, 2019 from $469 million for the year ended September 30, 2018, primarily due to unfavorable pricing and channel mix of $60 million, the unfavorable impact of foreign currency translation of $22 million, higher operating costs of $4 million, and a decrease in equity income of $4 million, partially offset by lower SG&A of $20 million, and higher volumes of $9 million.

Asia: Adjusted EBITDA decreased $19 million to $123 million for the year ended September 30, 2019 from $142 million for the year ended September 30, 2018, primarily due to higher operating costs of $16 million, lower volumes of $14 million and the unfavorable impact of foreign currency translation of $5 million, partially offset by favorable pricing and product mix of $13 million and lower SG&A of $3 million.

Corporate expenses: Corporate expenses increased $4 million to ($89) million for the year ended September 30, 2019 from ($85) million for the year ended September 30, 2018 primarily due to incremental costs related to operating as a stand-alone Successor company.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and bank borrowings. At September 30, 2020 we had cash and cash equivalents of $682 million to fund our general working capital needs.

Managing our balance sheet prudently and maintaining appropriate liquidity are high priorities. We have taken a number of actions to preserve liquidity. As described more fully below, in March 2020 we entered into an incremental amendment to the ABL Facility to increase the aggregate commitments thereunder by $250 million to $750 million in the aggregate (subject to borrowing base availability). As of September 30, 2020, there were no outstanding borrowings under the Revolving Facility and the ABL Facility, and approximately $750 million of additional borrowings would have been available under the Revolving Facility and $551 million of additional borrowings would have been available under the ABL Facility (after giving effect to $56 million of outstanding letters of credit). In addition, on May 20, 2020, we issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). We used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes. In October 2020, we used our available liquidity to pay down approximately $150 million of the outstanding principal balance of the Term Loan Facility.

Our primary cash needs are for working capital, capital expenditures, operating expenses, acquisitions, the repayment of principal and the payment of interest on our indebtedness. Our capital expenditures have been

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primarily related to investments in capacity for production of Advanced Batteries, growth in China, environmental upgrades, continuous improvement and maintenance, and were $314 million, $373 million and $372 million for the years ended September 30, 2020, 2019 and 2018, respectively.

Refer to Note 16, “Commitments and Contingencies,” Note 8, “Debt and Financing Arrangements,” and Note 7, “Leases,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information regarding the Company’s purchase obligations, long term debt obligations and lease obligations, respectively.

Cash Flows

The following table presents a summary of cash flows from operating, investing and financing activities for the periods presented:

For the Year Ended September 30, 2020 compared to the Year Ended September 30, 2019 (in millions)

	Successor		Predecessor	Combined
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Change
Net cash provided by (used by):
Operating activities	$617	$510	$217	$727	$(110)
Investing activities	(202)	(12,915)	(169)	(13,084)	12,882
Financing activities	(74)	12,792	(50)	12,742	(12,816)
Capital expenditures (included in investing activities)	(314)	(181)	(192)	(373)	59

Cash provided by operating activities decreased by $110 million to $617 million for the year ended September 30, 2020 compared to $727 million for the year ended September 30, 2019. The decrease in cash provided by operations for the year ended September 30, 2020 compared to the year ended September 30, 2019 was primarily due to fluctuations in working capital, including interest payments on the Company’s debt, in the year ended September 30, 2020.

Cash used by investing activities decreased by $12,882 million to a $202 million outflow for the year ended September 30, 2020 compared to a $13,084 million outflow for the year ended September 30, 2019. The decrease in cash used by investing activities primarily related to cash paid to JCI related to the Acquisition in the year ended September 30, 2019.

Cash used by financing activities changed by $12,816 million to a $74 million outflow for the year ended September 30, 2020 compared to a $12,742 million inflow for the year ended September 30, 2019. The change in cash used by financing activities was primarily due to an increase in third-party debt and an equity injection related to the Acquisition in the year ended September 30, 2019. In the year ended September 30, 2020, the cash used by financing activities was primarily due to a change in noncontrolling interest share related to the Bosch Transaction, partially offset by a net increase in long-term debt. See Note 2, “Acquisitions,” and Note 8, “Debt and Financing Arrangements,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

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For the Year Ended September 30, 2019 compared to the Year Ended September 30, 2018 (in millions)

	Successor	Predecessor	Combined	Predecessor
	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2019	Year Ended September 30, 2018	Change
Net cash provided by (used by):
Operating activities	$510	$217	$727	$745	$(18)
Investing activities	(12,915)	(169)	(13,084)	(359)	(12,725)
Financing activities	12,792	(50)	12,742	(389)	13,131
Capital expenditures (included in investing activities)	(181)	(192)	(373)	(372)	(1)

Cash provided by operating activities decreased by $18 million to $727 million for the year ended September 30, 2019 compared to $745 million for the year ended September 30, 2018. The decrease in cash provided by operations for the year ended September 30, 2019 compared to the year ended September 30, 2018 was primarily due to fluctuations in working capital, including increased prepayments made in the Successor period, partially offset by decreases in accounts receivable due to timing of cash receipts.

Cash used by investing activities increased by $12,725 million to $13,084 million for the year ended September 30, 2019 compared to $359 million for the year ended September 30, 2018. The increase in cash used by investing activities for the year ended September 30, 2019 related to cash paid to JCI related to the Acquisition, partially offset by the collection of a loan to an affiliate.

Cash provided by financing activities increased by $13,131 million to $12,742 million for the year ended September 30, 2019 compared to $389 million outflow for the year ended September 30, 2018. The increase in cash provided by financing activities in the year ended September 30, 2019 was primarily due to an increase in third-party debt and an equity injection related to the Acquisition.

Total Adjusted EBITDA and Indenture EBITDA

Total Adjusted EBITDA

We use Total Adjusted EBITDA to analyze and evaluate the performance of our business and to provide a greater understanding with respect to our results of operations, including within each of our segments. We believe that Total Adjusted EBITDA is an important measure that excludes many of the costs associated with our existing capital structure and excludes costs that management believes do not reflect our ongoing operating performance. Accordingly, Total Adjusted EBITDA is a key metric that management uses to assess the period-to-period performance of our core business operations and our segments.

Required Reported Data—Indenture EBITDA

We are required to report Indenture EBITDA, which is defined as “Consolidated EBITDA” and “EBITDA” under our credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes. In addition, the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters. These restrictive covenants utilize Indenture EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants.

Our management considers Indenture EBITDA to be relevant to the operation of our business because Indenture EBITDA is required pursuant to the terms of the reporting covenants under the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes and because these metrics are relevant to lenders and noteholders.

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Indenture EBITDA is calculated under the credit agreements that govern the Senior Secured Credit Facilities and the ABL Facility and the indentures governing our outstanding notes as net income before income tax provision, net financing charges, restructuring and impairment costs, allocation for support functions and other costs and intangible asset amortization and depreciation adjusted to exclude certain items which we believe are not reflective of ongoing performance, including the effects related to (i) non-cash items, (ii) non-recurring costs and charges that do not relate to our ongoing operations and (iii) certain other adjustments including the run-rate effect of certain cost savings and synergies.

The following table reconciles net income (loss) to Total Adjusted EBITDA and Indenture EBITDA for the periods presented (in millions):

	Year Ended September 30,
	2020	2019	2018
Net income (loss) attributable to the Company	$(399)	$25	$592
Income (loss) attributable to noncontrolling interests	(3)	15	47

Net income (loss)	(402)	40	639
Income tax provision (benefit)	(17)	147	601

Income (loss) before income taxes	(419)	187	1,240
Net financing charges	717	297	40
Restructuring and impairment costs	11	—	11
Allocation for JCI support functions and other(1)	—	62	94
Intangible asset amortization	394	165	8
Depreciation	346	280	243
Deal and stand up costs(2)	29	142	—
Impacts of purchase accounting(3)	13	302	—
Pension mark-to-market adjustment(4)	66	50	14
Core valuation change(5)	49	(14)	—
Factoring fees(6)	(26)	(34)	(27)
Other non-recurring items(7)	80	18	(38)

Total Adjusted EBITDA	$1,260	$1,455	$1,585

Non-cash compensation and pension service cost(8)	(15)	1	13
Net contribution from non-controlling interests, equity method investments, and unrestricted subsidiary earnings(9)	10	(43)	(43)
Transportation and launch costs(10)	26	37	58
Lithium-ion losses(11)	39	40	38
Cost savings already realized and new pricing impact(12)	65	82	—
Other adjusting items(13)	2	16	4
Incremental standalone costs(14)	—	(21)	(35)
Additional expenses related to COVID-19(15)	135	—	—

Indenture EBITDA	$1,522	$1,567	$1,620

(1)	General corporate expenses and other allocations for certain support functions provided by JCI prior to the Acquisition.
(2)

Expenses related to the Acquisition and non-recurring costs to establish standalone business functions. Acquisition related expenses were $128 million for the year ended September 30, 2019. Non-recurring costs

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to establish standalone business functions were $29 million for the year ended September 30, 2020 and $14 million for the year ended September 30, 2019.
(3)

Impacts of purchase accounting adjustments related to the Acquisition. The sell through of inventory at fair value resulted in increased cost of sales of $296 million for the year ended September 30, 2019. The amortization of the step-up in value of our non-consolidated joint ventures resulted in a reduction in equity income of $13 million for the year ended September 30, 2020 and $6 million for the year ended September 30, 2019.

(4)	Non-cash accounting impact of net mark-to-market losses related to pension and other postretirement benefit plans.
(5)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(6)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on LIBOR plus a spread.

(7)

Consists of non-recurring items including, among others: (i) restructuring costs and discontinued operation losses at certain equity method investments ($3 million for the year ended September 30, 2019 and $7 million for the year ended September 30, 2018), (ii) non-recurring consulting costs related to operational improvement initiatives ($44 million for the year ended September 30, 2020 and $15 million for the year ended September 30, 2019), (iii) transaction costs associated with our acquisition from Bosch of the 20% interests held by Bosch in a joint venture in which we hold the remaining interests the (“Bosch Transaction”) ($9 million for the year ended September 30, 2020), (iv) severance costs ($19 million for the year ended September 30, 2020), (v) mark-to-market adjustments for investments in marketable common stock ($1 million loss for the year ended September 30, 2020), (vi) loss on disposal of certain assets ($1 million for the year ended September 30, 2020), (vii) equipment moving and installation costs related to discontinuing assembly operations of one of the Company’s U.S. plants ($6 million for the year ended September 30, 2020), (viii) adjustment to asset retirement obligations due to a modification in the underlying calculation assumptions (($13) million for the year ended September 30, 2018), (ix) gain on deconsolidation of a subsidiary (($15) million for the year ended September 30, 2018), (x) gain on partial divestiture of equity interests in a non-consolidated subsidiary (($7) million for the year ended September 30, 2018) and (xi) reversal of a license fee received in connection with the renegotiation of an existing IP agreement (($10) million for the year ended September 30, 2018).

(8)

Adjustments to remove: (i) non-cash compensation expense related to stock incentive and long-term incentive plans ($16 million and $28 million for the years ended September 30, 2019 and 2018, respectively), and (ii) non-cash accounting impact of interest, settlement losses and expected return on assets related to pension and other postretirement benefits (($15) million for each of the years ended September 30, 2020, 2019 and 2018).

(9)

Reflects net adjustments relating to (i) the exclusion of the portion of earnings that are attributable to non-controlling interests from consolidated investments that are not 100% owned by the Company (($10) million offset by $10 million pro forma adjustment to reverse the annualized impact on non-controlling interest of the Bosch Transaction for the year ended September 30, 2020, ($57) million for the year ended September 30, 2019 and ($69) million for the year ended September 30, 2018), (ii) the inclusion of the proportionate share of Total Adjusted EBITDA from significant equity method investments ($28 million, $33 million and $45 million for the years ended September 30, 2020, 2019 and 2018, respectively) and (iii) removal of earnings from an equity method investment that is an unrestricted subsidiary following the consummation of the Acquisition (($18) million, ($19) million and ($19) million for the years ended September 30, 2020, 2019 and 2018, respectively).

(10)

Adjustments for (i) the reversal of non-recurring launch costs incurred primarily in connection with capacity improvements in the U.S. and China and other inefficiencies, and (ii) transportation costs relating to one-time intracompany inventory transfers.

(11)	Reversal of losses from the lithium-ion division of the Company.
(12)

Adjustments to reflect (i) cost savings initiatives ($44 million pro forma for the year ended September 30, 2020 and $65 million pro forma for the year ended September 30, 2019) and (ii) the impact of new pricing

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($21 million pro forma for the year ended September 30, 2020 and $17 million pro forma for the year ended September 30, 2019).
(13)

Consists of additional adjusting items, including, among others: (i) adjustments to reflect insurance proceeds relating to hurricane damage ($10 million and $9 million for the years ended September 30, 2019 and 2018, respectively) and (ii) reversal of non-recurring and non-operating external reporting adjustments ($6 million and ($3) million for the years ended September 30, 2019 and 2018, respectively).

(14)	Represents adjustments to reflect estimated incremental costs related to operating as a stand-alone company.
(15)

Represents additional expenses resulting from the COVID-19 pandemic, including stranded fixed costs as we adjusted production levels to align with changing market demand—including the temporary complete closure of select facilities—and implemented enhanced safety and cleaning measures to protect the health of our employees. See “Material Trends Affecting Our Results of Operations—COVID-19.”

Senior Notes

In connection with the Acquisition, our wholly-owned subsidiaries, Clarios Global LP (the “Borrower”) and Clarios US Finance Company, Inc. (the “Co-Borrower” and, together with the Borrower, the “Borrowers”) issued $1,000 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes” and, together with the 2026 Secured Notes, the “Acquisition Financing Notes”). We used the net proceeds from the issuance of the Acquisition Financing Notes to finance the Acquisition.

In addition, on May 20, 2020, the Borrowers issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes” and, together with the Secured Notes, the “Secured Notes”). We used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes.

The Secured Notes

The 2026 Secured Notes were issued pursuant to the indenture, dated as of April 1, 2019, among Holdings, the Borrowers, the guarantors party thereto, Citibank, N.A. as trustee, dollar paying agent and collateral agent and Citibank, N.A., London Branch as euro paying agent. The 2026 USD Secured Notes bear interest at a rate of 6.250% per year and the Euro Secured Notes bear interest at a rate of 4.375% per year. Interest on the 2026 Secured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The 2026 Secured Notes will mature on May 15, 2026.

The 2025 Secured Notes were issued pursuant to the indenture, dated as of May 20, 2020, among Holdings, the Borrowers, the guarantors party thereto and Citibank, N.A. as trustee, paying agent and collateral agent. The 2025 USD Secured Notes bear interest at a rate of 6.750% per year. Interest on the 2025 Secured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The 2025 Secured Notes will mature on May 15, 2025.

We are entitled to redeem some or all of the Secured Notes at any time at the redemption prices set forth in the applicable indenture.

The Secured Notes contain customary representations and warranties, affirmative and negative covenants and events of default. For additional information, see “Description of Material Indebtedness—The Secured Notes—6.250% Senior Secured Notes due 2026,” “—4.375% Senior Secured Notes due 2026” and “—6.750% Senior Secured Notes due 2025.”

The Unsecured Notes

The Unsecured Notes were issued pursuant to the indenture, dated as of April 1, 2019, among Holdings, the Borrowers, the guarantors party thereto and Citibank, N.A., as trustee. The Unsecured Notes bear interest at a

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rate of 8.500% per year. Interest on the Unsecured Notes is payable semi-annually in arrears on May 15 and November 15 of each year. The Unsecured Notes will mature on May 15, 2027.

The Unsecured Notes and the related guarantees are the Borrowers’ and the guarantors’ senior unsecured obligations.

We are entitled to redeem some or all of the Unsecured Notes at any time at the redemption prices set forth in the applicable indenture.

For additional information, see “Description of Material Indebtedness—The Unsecured Notes—8.500% Senior Notes due 2027.”

Credit Facilities

Concurrently with the closing of the Acquisition, on April 30, 2019, the Borrower entered into (i) a first lien credit agreement with, among others, the Co-Borrower, Holdings, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, providing for the Senior Secured Credit Facilities (the “First Lien Credit Agreement”) and (ii) an ABL credit agreement with, among others, the Co-Borrower, Clarios Recycling GmbH, each of the other borrowers from time to time party thereto, Holdings, Citibank, N.A. and/or its affiliates, as administrative agent and collateral agent, and the lenders and issuing banks party thereto, providing for the ABL Facility (the “ABL Credit Agreement”). On March 5, 2020, the Company entered into an incremental amendment to the ABL Facility, which increased the aggregate commitments thereunder. On March 5, 2021, the parties thereto entered into a repricing amendment to the Senior Secured Credit Facilities (the “Repricing Amendment”), which lowered the applicable margins related to the term loans thereunder.

Senior Secured Credit Facilities

On April 30, 2019, the Borrower borrowed $6,409 million equivalent principal amount under the Term Loan Facility consisting of (i) borrowings of $4,200 million under the USD Term Loan and (ii) borrowings of €1,955 million under the Euro Term Loan. We used the proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses. The maturity date for the Term Loan Facility is April 30, 2026.

Amounts borrowed under the Senior Secured Credit Facilities are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate last quoted by The Wall Street Journal (or, if such rate is not quoted by The Wall Street Journal, another national publication selected by the administrative agent in consultation with the Borrower) as the U.S. “Prime Rate” in effect on such day, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of the USD Term Loan) or the EURIBOR rate (in the case of the Euro Term Loan) based on the interest period of the applicable borrowing and (ii) 0.00%.

After the Repricing Amendment, the applicable margin for the USD Term Loan is 2.25% per annum in the case of base rate loans and 3.25% per annum in the case of Eurodollar rate loans and the applicable margin for the Euro Term Loan is 3.25% per annum for EURIBOR rate loans. The applicable margin under the Revolving Facility is based on a leverage-based pricing grid which does not exceed 3.25% per annum (in the case of Eurodollar rate loans) and 2.25% per annum (in the case of base rate loans). In addition, immediately after giving effect to the Repricing Amendment, the principal amount of the USD Term Loan was $3,972.5 million and the principal amount of the Euro Term Loan was €1,890 million.

Following the Repricing Amendment, the Senior Secured Credit Facilities include certain provisions that provide for an automatic transition to a replacement benchmark to the U.S. Dollar LIBOR rate upon certain future events.

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We are required to pay an unused line fee to the lenders under the Revolving Facility on the committed but unutilized balance of the Revolving Facility at a rate of, initially, 0.50% per annum, subject to stepdowns upon the achievement of certain first lien net leverage ratios.

The credit agreement governing the Senior Secured Credit Facilities contains customary representations and warranties, affirmative and negative covenants and events of default. The covenants include a maximum first lien net leverage ratio in relation to the Revolving Facility, applicable if certain exposures thereunder exceed a threshold amount on the last day of a fiscal quarter. There were no outstanding borrowings under the Revolving Facility as of September 30, 2020.

For additional information, see “Description of Material Indebtedness—Senior Secured Credit Facilities.”

ABL Facility

The ABL Facility allows us to draw up to $750 million pursuant to an incremental amendment on March 5, 2020, subject to borrowing base availability, and will mature on April 30, 2024. We have the ability to request the issuance of letters of credit up to a maximum aggregate amount of $273.0 million.

Amounts borrowed under the ABL Facility are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate of interest announced publicly by Citibank, N.A. in New York, from time to time, as its prime rate, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans denominated in U.S. Dollars or Euros, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of U.S. Dollar denominated loans) or the EURIBOR rate (in the case of Euro denominated loans) based on the interest period of the applicable borrowing and (ii) 0.00%. Asset-based revolving loans denominated in other currencies are subject to interest at a rate per annum equal to an applicable margin plus the customary equivalent to the Eurodollar rate.

The applicable margin percentages with respect to borrowings under the ABL Facility are subject to adjustments based on historical excess availability as further described in the credit agreement for the ABL Facility. We also are required to pay an unused line fee to the lenders under the ABL Facility on the committed but unutilized balance of the ABL Facility at a rate of 0.375% or 0.250% per annum, which varies depending on utilization.

The credit agreement governing the ABL Facility contains customary representations and warranties, affirmative and negative covenants, and events of default. The covenants include a minimum fixed-charge coverage ratio, applicable only if utilization of the ABL Facility exceeds a certain threshold. There were no outstanding borrowings under the ABL Facility as of September 30, 2020.

For additional information, see “Description of Material Indebtedness—ABL facility.”

Liquidity Outlook

We believe that our current cash and equivalents, along with cash flows from operations and unused availability under the ABL Facility and the Revolving Facility will be sufficient to fund our current operating requirements over the next twelve months. Our liquidity and our ability to meet our obligations and fund our capital and other requirements are also dependent on our future financial performance, which is subject to general economic and market conditions and other factors that are beyond our control. Accordingly, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings or equity financings will be available to meet our liquidity needs. If we were unable to generate new contracts with existing and new customers, if the level of contract cancellations increased, or if contract delays lengthen or

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increase, our cash flow from operations would be materially adversely affected. We anticipate that to the extent we need additional liquidity, it will be funded through the incurrence of additional indebtedness, equity financings or a combination thereof. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms or at all. If we decide to pursue one or more significant acquisitions or significant internal growth initiatives, we may incur additional debt or sell additional equity to finance such acquisitions or initiatives.

Off-Balance Sheet Arrangements

The Company has obtained letters of credit securing our subsidiaries’ obligations pertaining to insurable risks, banking relationships, lease arrangements, and environmental matters. The maximum liability under such letters of credit as of September 30, 2020 was $56 million. These letters of credit have various expiration dates through May 2021. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future. Additional information is presented in Note 16, “Commitments and Contingencies,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the financial statements of the Company, which have been prepared in conformity with U.S. GAAP. During the preparation of the financial statements of the Company in conformity with U.S. GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, fair value measures, goodwill and intangible assets and related disclosures of assets and liabilities. On an ongoing basis, we evaluate such estimates and assumptions. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Accounting estimates and assumptions discussed in this section do not reflect a comprehensive list of all of our accounting policies, but are those that we consider to be the most critical to an understanding of the financial statements of the Company because they involve significant judgments and uncertainties.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The Company reviews goodwill for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units using a fair value method based on management’s judgments and assumptions or third-party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Successor Company uses a present value technique based on discounted cash flows to estimate the fair value of our reporting units. In estimating the fair value, the Predecessor Company used a multiples of earnings based on the average of published multiples of earnings of comparable entities with similar operations and economic characteristics and applied to the Company’s average of historical and future financial results. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. This risk was meaningfully increased for the Successor Company as a result of the new basis of accounting created by the application of acquisition accounting as described in Note 2, “Acquisitions,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus. Due to the recency of the Acquisition Date, the Company had limited cushion in each of its reporting units as of its most recent goodwill impairment review. As a result of the

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Acquisition, the carrying amount of the Company’s consolidated net assets increased by $6,971 million, of which $5,890 million was allocated to definite-lived intangible assets for which the Company has recorded $555 million in amortization expense since the Acquisition Date and expects go-forward amortization expense of approximately $386 million per year. As such, it is the Company’s expectation that the increased financial statement risk created by the application of acquisition accounting will be reduced over time as a result of ordinary amortization expense.

The assumptions included in the impairment tests require judgment and changes to these inputs could impact the results of the calculations. The primary assumptions used in estimating fair value for the impairment tests were the business growth rates and discount rates. Although the Company’s forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future growth rates of a reporting unit. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, profitability, discount rates, recent market valuations from transactions by comparable companies and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge which may be material. Refer to Note 6, “Goodwill and Other Intangible Assets,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for information regarding the goodwill impairment testing performed.

Indefinite-lived intangible assets are subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and are tested for impairment using a relief-from-royalty method. A significant amount of management judgment and assumptions are required in performing the impairment tests. The key assumptions used in the impairment tests were long-term revenue growth projections, royalty rates, discount rates and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgment assumption and estimates used in assessing the fair value of indefinite-lived intangible assets, would require the Company to record a non-cash impairment charge which may be material.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals. The inputs utilized in the analyses are generally classified as level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” Refer to Note 15, “Restructuring and Impairment Costs,” and Note 20 “Subsequent Events,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for information regarding impairments recorded.

Revenue Recognition

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. The Company’s revenue is generated through the manufacture and sale of automotive battery products to OEM and aftermarket customers globally, of which the delivery of goods ordered typically represents

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the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

The transaction price includes the total consideration expected to be received under the contract, which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Noncash consideration received from customers consists of spent battery cores for which the Company estimates fair value based on the lead content to be obtained from their reclamation and the market price of the relevant lead index as of the contract’s inception date. Noncash consideration is considered to be a level 2 fair value measurement. Certain agreements contain price arrangements that represent material rights to customers for battery core returns. Material rights are accounted for as separate performance obligations and recognized as a deferred revenue within other current liabilities in the consolidated statements of financial position. Material rights are recognized as revenue as the option is exercised or expires.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted. Refer to Note 3, “Revenue,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for disclosure of the Company’s revenue recognition activity.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity price.

Interest Rate Exposure

We will incur variable interest expense with respect to our Senior Secured Credit Facilities and any outstanding borrowings under our ABL Facility and Revolving Credit Facility. As of September 30, 2020, we had approximately $10.7 billion aggregate principal amount of variable and fixed rate indebtedness, with a weighted-average interest rate of approximately 5.1% per year. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information regarding the Company’s outstanding debt. A change of 0.125% in the assumed weighted-average interest rate of such debt would increase or decrease our estimated annual interest expense by approximately $13 million.

Derivative Instruments and Hedging Activity

The Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in interest rates, foreign currency and commodities. Refer to Note 9, “Derivative Instruments and Hedging Activities,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for further information.

Subsequent to the Acquisition, the Company has USD denominated variable-rate debt obligations and selectively enters into variable to fixed interest rate swaps to minimize variability in cash flows for interest

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payments associated with the designated proportion of the hedged debt. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in interest rates during the year ended September 30, 2020.

Subsequent to the Acquisition, the Company has Euro denominated variable-rate debt obligations and selectively enters into interest rate caps to minimize extreme adverse variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. The option premiums paid for the caps are recorded to interest expense over the life of the cap on a straight-line basis. The foreign currency transaction gains and losses on the Euro caps are recognized in earnings each period. The hedged interest rate was below the strike price on the caps during the year ended September 30, 2020.

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in foreign currency exchange rates. The Company selectively hedges the Company’s anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange hedge contracts. Prior to the Acquisition, the Parent Company hedged 70% to 90% of the nominal amount of each of the Company’s known foreign exchange transactional exposures. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions occurred and affected earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates during the Predecessor periods presented. As of September 30, 2020, the Company does not have any outstanding foreign currency exchange hedge contracts designated as hedging instruments.

Prior and subsequent to the Acquisition, the Company selectively hedged anticipated transactions that were subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks were systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions, typically sales, occurred and affected earnings. The maturities of the commodity hedge contracts coincided with the expected purchase of the commodities. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during all periods presented.

Recently Adopted Accounting Pronouncements

Refer to Note 1, “Summary of the Business and Significant Accounting Policies,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for discussion of recently adopted accounting pronouncements.

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BUSINESS

Our History and Brookfield’s Ownership

Our Company was founded over a century ago and re-defined as a new company, Clarios, upon acquisition by Brookfield Business Partners and CDPQ and others on May 1, 2019. Since our acquisition by Brookfield and CDPQ, we have transformed our business through a combination of growth and business improvement initiatives. From a products and engineering perspective, we have re-positioned the business to more successfully pursue the significant opportunity we see in Advanced Battery growth in the future. Our organization has also become leaner and more nimble with a run-rate of $175 million in cost savings out of a targeted total of over $400 million as of January 2021, including the annualized impact of facility closures and headcount reductions.

The following summary illustrates current industry dynamics, our focused strategic priorities and key financial metrics to drive accountability to our progress:

Company Overview

Clarios is one of the world’s largest suppliers of energy storage solutions. We design and manufacture advanced, low-voltage battery technologies for global mobility and industrial applications, offering reliability, safety and comfort to everyday lives. Our batteries power cars, commercial vehicles, motorcycles, marine vehicles, powersports vehicles and industrial products. In our core low-voltage mobility battery markets, we are the only global manufacturer and are significantly larger than our nearest competitor by revenue. We believe we are unique in terms of our global capabilities, with the number one market position in both the Americas and EMEA, and the number three market position in Asia. The majority of demand for our products comes from the aftermarket channel, driven by consumer replacements. We sell more than 140 million batteries annually that are distributed to OEM and aftermarket customers into over 140 countries. Our scale, global footprint and vertical integration allow us to operate with a best-in-class cost structure, lead the industry in technological innovation and deliver greater value to customers and consumers. We have established one of the world’s most successful examples of a circular economy. We design, manufacture, transport, recycle and recover the materials in vehicle batteries using a closed-loop system. Our batteries are designed so that up to 99% of the materials can be responsibly recovered, recycled and repurposed directly into new batteries.

Our batteries provide reliable, low-voltage power to a full range of propulsion technologies and will remain critical with the transition of the global transportation network from ICE to hybrid and EVs. Our batteries support a range of functions critical to vehicle performance ranging from the more traditional roles of engine starting and ignition and supporting key-off loads, to more demanding emerging functions such as start-stop, ADAS, over-the-air software updates and autonomous driving. Importantly, our batteries provide the fail-safe power required to support electric and autonomous vehicles. Our advanced products are well-positioned to enable the increasing electrical load requirements seen in nearly all vehicles entering the market today, and especially the technologies of start-stop, EV and AV, which require more robust, advanced energy solutions. We believe the

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battery mix shift towards higher-margin advanced products represents a significant opportunity for Clarios as we deliver a compelling value proposition to our consumers by combining advanced technology solutions for mission critical systems with a lower cost solution than competing technologies.

Our product portfolio includes standard SLI and Advanced Batteries, which include EFB and AGM. We believe our products have differentiating factors, such as PowerFrame, which reduces lead usage and bolsters corrosion resistance, our patented EFB design and our certified non-spillable AGM battery technology. We also develop and manufacture low-voltage lithium-ion battery technologies for select markets. We distribute our products primarily through the aftermarket and OEM channels. We sell our products through a number of well-recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC®. Principally outside of North America we go to market with these owned brands which, based on consumer awareness studies, are consistently #1 or #2 in nearly every major market in which we participate. We also provide private label brands to our aftermarket customers including DieHard, Interstate, Duralast, Bosch and EverStart.

For the twelve months ended September 30, 2020, approximately 80% of our unit volume and an even larger share of our gross profit was generated through the replacement aftermarket channel. In the automotive market, our batteries have an average life of three to six years and the battery is replaced, on average, two to four times over a vehicle’s useful life, depending on the battery technology, application, driving habits and geography. Given aftermarket customers require not only a high-quality product but also outstanding service and support, we deliver value far beyond the supply of batteries. We have developed deep channel partnerships and have longstanding relationships with large domestic and international aftermarket customers such as Interstate, AutoZone, Bosch, Advance Auto Parts, Walmart and LKQ, serving as a critical partner in one of their largest and most important sales categories. We operate an entire logistics network for battery delivery (in some cases, direct to store) and for the return of spent batteries to be recycled, often through our owned recycling network. We benefit from our scale and technology developed with OEMs, which allow us to deliver a high level of expertise to the replacement channel, including training, technical and system expertise and category management. Our scale also allows us to fulfill store level demand in a timely fashion and at competitive cost. These differentiators are increasingly important as the complexity of monitoring and installing Advanced Batteries continues to rise. Additionally, we continue to innovate around aftermarket distribution through point of sale and digital channels, particularly in China.

The remaining roughly 20% of our unit volume is generated through the OEM channel, which is comprised of sales to major car, commercial vehicle, motorcycle, marine, powersports vehicle and industrial manufacturers globally. Our capabilities and expertise have also positioned us as the partner of choice for our OEM customers, including Ford Motor Company, General Motors Company, Volkswagen, Tesla, Inc., BYD Auto Co., Ltd, Li Auto Inc., The Daimler Motor Company Limited, BMW, PACCAR Inc., Polaris, Toyota Motor Corporation and Caterpillar Inc. Our OEM business is driven by global demand for new vehicles and equipment but serves as a key driver of our future aftermarket replacement business. Our focus is to be sourced as “first fit” with both leading traditional OEMs and emerging EV OEMs globally, which in turn bolsters our replacement business in the aftermarket channel. Our customers look to us to provide low-voltage systems integration expertise and drive technological innovation. We work closely with OEMs during development of future platform launches, designing energy storage technologies that will cost-effectively help them meet increasing environmental, safety and vehicle electrification requirements. Our leading global position in the OEM channel allows us to collaborate with a wide range of customers in bringing to market new technologies that can support and accelerate advancements in powertrain technology and autonomy. In addition, our global footprint allows us to serve OEMs

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with the same product in multiple regions with localized production, which simplifies their procurement processes on global vehicle platforms. No customer accounted for more than 10% of total volume for the twelve months ended September 30, 2020.

Our global scale and market position allow us to be a driving force in shaping environmental policy within our industry. We seek to be a leader in sustainability principles in both strategy and day-to-day operations by pursuing sustainable growth opportunities and investments in our business, reducing waste and ensuring the reuse of materials through a closed-loop recycling system. Our investments in sustainable operations create value for all stakeholders in our business. They are both a source of pride for our employees and a competitive advantage allowing us to deliver higher production volumes, limit commodity supply risk and price exposure, and generate higher margins, all while minimizing impacts on the environment. By collaborating closely with our customers to manage used batteries responsibly, we seek to help our customers meet their sustainability goals. As our recycling services translate directly to value to our customers, we deepen our relationships, position ourselves as a supplier of choice and establish our company as a future-focused leader. We have helped to shape environmental policy around the world, working with local regulatory bodies in regions where we operate to improve applicable regulatory standards, resulting in significant improvements over the past two decades within our industry. We have lowered our U.S. lead air emissions by approximately 96% between 1990 and 2019. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success.

Our business has a long history of organic growth. In the future, we believe we will benefit from top-line and bottom-line growth through an expanding global car parc and favorable mix shift to Advanced Batteries driven by replacement batteries for the large number of start-stop vehicles already on the road. We also expect our business to benefit from increasing power demands in electrified and autonomous vehicles, increased penetration in high-growth regions around the world, particularly in China, expansion to adjacent end markets and successful execution of significant cost-saving and margin enhancement initiatives already underway. Our strong cash flow provides the opportunity to redeploy capital and explore acquisition opportunities. The strength and resilience of our business model is exhibited in our track record of solid financial performance. For the fiscal year ended September 30, 2020, our business generated $7,602 million in revenue and sold 143 million batteries and for the fiscal year ended September 30, 2019, our business generated $8,528 million in revenue and sold 153 million batteries. The following chart reflects certain operating data for the year ended September 30, 2020.

Product Overview

Our batteries provide reliable, low-voltage essential power to a full range of propulsion technologies and will remain critical with the transition of the global transportation network from internal combustion engines to hybrid and EVs. Our batteries support a range of functions critical to vehicle performance ranging from the more traditional roles of engine starting and ignition and supporting key-off loads, to more demanding emerging

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functions such as start-stop, ADAS, over-the-air software updates and autonomous driving. Importantly, our batteries provide the fail-safe power required to support electric and highly autonomous vehicles. Our advanced products are well-positioned to enable the increasing electrical load requirements seen in nearly all vehicles entering the market today, and especially the technologies of start-stop, EV and AV, which require more robust, advanced energy solutions. We believe the battery mix shift towards higher-margin advanced products represents a significant opportunity for Clarios as we deliver a compelling value proposition to our consumers by combining advanced technology solutions for mission critical systems with a lower cost solution than competing technologies.

Industry Overview

We compete in the large, attractive and global mobility and industrial energy storage market and are a leading player in a significant subset of that market – the low-voltage lead battery industry. According to AVICENNE Energy, our subset of the market was approximately $38 billion in 2019 and is part of the larger $89 billion global rechargeable battery market. The players that compete successfully in this market possess a range of capabilities including a command of electrochemistry, excellent process-driven manufacturing, deep channel relationships and extensive research and product development expertise. We possess the same skills and abilities as many of the largest and most successful players in the broader rechargeable battery industry and believe that we can compete in other attractive pieces of the larger industry if we chose to do so.

Source: AVICENNE Energy

The global low-voltage battery market is large and serves multiple strategic end markets including the automotive, commercial vehicle, industrial, marine and powersports markets. In many of these markets, the low-voltage battery serves a similar function – providing safety-critical and standby power for equipment and vehicles which are primarily powered from another source of energy. Batteries in these applications primarily use a lead-based electrochemistry due to its low cost, reliability, cycle life and safety. For batteries utilizing a lead-based electrochemistry, 73% of 2019 volume was devoted to conventional flooded batteries, while 3% and 24% were devoted to EFB and AGM, respectively, according to AVICENNE Energy. Approximately 71% of the installed production capacity in the battery market is for the production of batteries deployed as auxiliary batteries in vehicle and equipment applications, while 17% is for industrial and energy storage system applications. The remaining capacity manufactures batteries for e-bikes, low-speed electric vehicles (e.g., golf carts) and other applications. As the aftermarket automotive industry is our largest end market, we expect for the industry to generally grow in line with the global car parc. IHS Markit estimates the current global car parc consists of approximately 1.3 billion vehicles and anticipates it to grow to 1.6 billion vehicles by 2030.

In the transportation end market, there are three predominant low-voltage battery technologies – SLI, EFB and AGM. Our customers’ choice of technology is informed primarily by four factors: economics, support for increased electrical loads, safety and the ability to monitor and diagnose battery health.

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Functions performed by low-voltage batteries in vehicle applications

Low-voltage batteries serve several key functions in vehicle applications. Every vehicle requires a low-voltage system to function properly and safely. One of the most important functions of the low-voltage battery is to provide power to a vehicle’s electric system even when the vehicle is turned off, in both ICE and electric vehicles. In an ICE-powered vehicle, the low-voltage battery provides the initial force to turn the crankshaft and heat the spark plugs in order to initiate combustion within the engine’s cylinders. Similarly, when a BEV is started, the low-voltage battery activates the high-voltage circuit. In both ICE and BEVs, once the vehicle is on, it primarily relies upon the powertrain to supply many of its electrical loads. In an ICE vehicle, this is accomplished via the alternator, which is a small generator attached to the combustion engine. Electric vehicles use a DC/DC converter to accomplish a similar function, stepping down the voltage from the high-voltage battery circuit to a level that can be utilized by the vehicle’s various accessory and auxiliary loads.

In addition to starting the vehicle, low-voltage batteries provide power to lights and turn indicators, infotainment systems, vehicle computers, small motors that power locks and windows, power steering systems, seat controls and heating and ADAS features such as Automatic Emergency Braking (“AEB”) and lane-change warning systems. The low-voltage battery performs these functions regardless of the primary source of motive power for the vehicle.

Mild hybrid vehicles utilize low-voltage batteries largely the same way as conventional ICE-powered vehicles. Despite additional batteries being present in the powertrain, they are primarily focused on improving the vehicle’s fuel economy, rather than to power accessory loads or provide starting energy to the engine.

Technology comparison

While each of SLI, EFB and AGM batteries serve similar functions in the vehicle, their capabilities differ significantly. Battery technology is evaluated along four key elements: underlying economics, monitoring and diagnostics, safety and the ability to support increased power loads. Historically, SLI batteries were selected for their low cost and reliability and used only to power the starting, lighting and ignition systems and a small number of additional features. However, as vehicles have become more complex and fuel economy regulations have tightened, OEMs have increasingly looked to utilize a vehicle’s low-voltage battery to provide more power for peak loads in an effort to reduce electrical demands on the powertrain and avoid increasing the size of the alternator or DC/DC converter capacity. The increased power demands and higher degree of cycling that accompany these design choices work to limit the life of a conventional SLI battery.

EFBs provide a more reliable alternative to SLI batteries at a modest price premium. An EFB typically has improvements in materials composition, component selection and mechanical construction and, as a result, benefits from higher cycling performance versus SLI batteries. This improved performance translates into an EFB being able to support greater loads and more aggressive duty cycle in the vehicle while maintaining the normally expected life of an automotive battery.

AGM batteries are the highest-performing lead-acid battery type across all dimensions. AGM batteries provide superior voltage monitoring and diagnostic capabilities resulting in much more stable voltage over time. Cycling performance, the battery’s ability to charge and discharge over time and to a greater depth, in AGM batteries is also superior to EFB and SLI batteries. This enables OEM customers to optimize their electrical management system to incorporate peak shaving (the ability to utilize the low-voltage battery to provide power beyond the capability of the alternator or DC/DC converter for periods of outsized demand). Finally, AGM is the safest lead-acid battery technology. The absorbent mat eliminates the liquid electrolyte found in traditional flooded batteries (SLI and EFB) and the inherent risk of spills. More importantly, we believe the ability to closely monitor the battery’s health over time means that AGM batteries will be able to meet the Automotive Safety Integrity Level (“ASIL”) B standard, which EFB and SLI products cannot satisfy. Achieving ASIL B standards will make AGM products more attractive for use as safety critical backup power for AVs. AGM batteries also compare favorably to SLI and EFB on a total cost of ownership basis. Although their upfront cost is

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higher, the stability and vibration resistance of AGM batteries results in significantly lower warranty costs for OEMs.

Finally, while there are applications where lithium-ion batteries are being used in low-voltage applications, they are predominantly restricted to use-cases that are highly sensitive to weight reduction or where consumers are not sensitive to price. For example, high-performance and low volume sports cars will sometimes utilize low-voltage lithium-ion batteries. In the broader market however, low-voltage AGM provides multiple clear benefits over lithium-ion. First, AGM batteries are significantly more cost-effective than lithium-ion. We estimate AGM batteries are one-fourth the cost of lithium-ion batteries today. AGM batteries are cheaper to purchase and have lower warranty costs than low-voltage lithium-ion batteries. AGM batteries experience lower warranty costs as compared to lithium-ion. The electronics in low-voltage lithium-ion batteries introduce additional failure modes beyond those present in AGM batteries. Additionally, beyond lithium-ion’s weight advantage versus AGM, lithium-ion’s benefits are relatively muted in low-voltage applications. Both AGM and lithium-ion technologies can adequately bear the increased cycling and electrical loads which accompany many of today’s vehicle architectures and designs.

Competition

The competitive landscape is consolidated in developed markets and is composed of smaller regional players in emerging economies. The top five competitors in this industry globally accounted for 54% market share in 2019 according to AVICENNE Energy and include Clarios, GS Yuasa, Exide Technologies, EastPenn and C&D. Additionally, competition in our industry is highly regional due to the costs required to ship heavy batteries long distances. The largest competitors in EMEA are different than the largest competitors in the Americas and from the largest competitors in Asia.

Commodity prices

We rely on a select set of key commodities to manufacture batteries, including lead, tin, plastic and acid. These inputs represent a material portion of our overall cost structure. Like any manufacturer, we face potential exposure to supply, demand and price volatility from these select commodities. We continuously manage our exposure to supply variability by following standard supply chain practices focused on maintaining appropriate levels of safety and cycle stock in inventory for each of these commodities by plant. These days-on-hand levels vary depending on lead times and battery forecasting expectations.

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When commodity prices—particularly lead—are widely expected to reset at fundamentally higher levels in some future point, customers may occasionally accelerate purchases and hold more inventory. If prices are expected to drop meaningfully, they may postpone purchases. This behavior does occasionally create some movements across months or quarters, but they are not pronounced and tend to normalize over the course of a complete year. This is because batteries are largely a required purchase at the time of failure, which results in a relatively consistent demand pattern over a 12 month period.

We manage our exposure to commodity pricing changes in a variety of ways, but with the common approach of flowing commodity costs to our customers in active and passive ways to ensure stability in our profit margins. In the Americas aftermarket, we operate a closed-loop system through which we typically collect one spent battery core for every new battery we sell. This used spent battery core is disassembled and its core elements are reprocessed to make new batteries. This loop allows us to bypass the majority of our commodity price volatility within these regions. In other geographic segments and channels, we typically treat lead as a pass-through cost to our customers with a lag between the price we charge our customers and the market price of lead to match the cost of the commodity reflected in our cost of goods sold. Lead pricing in particular has specific reference indices that are used to adjust battery pricing on a monthly basis

Industry trends

In the broader transportation industry, three major forces are contributing to a meaningful acceleration in the electrical power consumption requirements of today’s vehicles: policy and regulatory changes focused on the environment; increasing consumer demands focused on comfort, safety, and convenience; and economic considerations that govern technology choices. The increased electrical power consumption in vehicles has driven a shift toward more capable, higher-margin Advanced Batteries that can help vehicles meet regulatory standards and consumer expectations in a cost-effective way. We sit at the forefront of this industry transformation and enable these shifts with our leading Advanced Battery portfolio and best-in-class product development expertise. As the low-voltage solution provider of choice for OEMs, we inform their system architecture requirements and help define the future of our industry.

Governments and global regulatory bodies are placing an increased emphasis on environmental, material and safety practices. In light of policy changes, OEMs have continued to focus on improving fuel efficiency and reducing greenhouse gas emissions in order to meet increasingly stringent regulatory requirements in various markets. Advanced Battery technologies have been critical to enabling the industry’s response to satisfy these new requirements from powering critical systems in start-stop vehicles to ensuring reliable performance and functional safety in BEVs.

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Consumers are also seeking additional comfort, connectivity and safety features in their vehicles, increasing vehicle electrical loads significantly. Based on our estimates and analysis, computing and electrical requirements have grown meaningfully in the last decade. The number of electrical devices in vehicles is expected to triple from 2009 to 2025 and potential peak power requirements have increased approximately 50% over the last ten years. We expect these increasing power demands to further accelerate, particularly with the advent and advancement of partially and fully autonomous vehicles.

As electrical power consumption requirements have increased, there has consequently been significant demand for innovation in battery technology. These trends are driving the sales mix of batteries towards Advanced Battery technologies as start-stop powertrains are further developed and additional safety and autonomous features are built into all cars. As the role of autonomous functions continues to move from sensing and indication to control of the vehicle, reliable power management in the vehicle becomes increasingly critical. This technological shift places additional requirements on the low-voltage battery to ensure there is sufficient power available for safe vehicle operation, particularly in the event of a failure or loss of the primary power source. This challenge has increasingly been addressed by using multiple low-voltage batteries to provide redundancy and meet the relevant automotive functional safety standards, with increased reliance on Advanced Batteries.

The increasing electrification of vehicles has driven a rapid shift towards Advanced Batteries to support “next-generation vehicles”, those powered by something other than a traditional ICE powertrain without electrification technology. Next-generation vehicles—those with start-stop, mild hybrid, full hybrid, plug-in hybrid or fully electric technologies—now account for approximately 20% of the global car parc and will reach more than 50% by 2030, according to IHS Markit. In a BEV, batteries are categorized as either high-voltage or low-voltage. A high-voltage lithium-ion propulsion battery typically replaces the internal combustion engine and provides power to generate the torque needed for directional movement. However, all EVs, including BEVs, require a low-voltage battery to work in tandem with the high-voltage battery to provide critical functionality during all stages of use – when the vehicle is driving, when the engine or high-voltage battery is off and when an emergency occurs. While the vehicle is in motion, the battery supports peak power demands that exceed the DC/DC converter’s capabilities, such as power steering and seat heaters. While the vehicle is at rest, the low-voltage battery provides power to engage the primary high-voltage battery, both during charging and to initiate driving. The low-voltage battery also supports key-off functions such as theft-protection, entertainment, and connected-vehicle technologies such as over-the-air updates. Perhaps most importantly, when a failure occurs resulting in a loss of power from the high-voltage battery or DC/DC converter, the low-voltage battery

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supplies power to safety-critical systems, providing a crucial layer of redundancy necessary to ensure the vehicle can be safely navigated.

OEMs face evolving pressures of both environmental regulation and consumer expectations and they look to us as key advisors in shaping their strategies for next-generation power supply architectures. The choices around battery technology, sizing and utilization are key factors for them in finding the right balance of performance, quality and cost. We are uniquely positioned to provide that support due to our broad, global relationships with nearly all OEMs, our engagement with other key Tier 1 suppliers, our vehicle and systems evaluation capabilities and our knowledge of all applicable battery technologies. As a trusted partner to our customers, we help shape the specification and operating strategy of the battery.

Advanced Battery technologies like AGM and EFB remain the preferred next-generation low-voltage solution by OEM customers and are currently specified into all powertrain configurations, including mild-hybrids, plug-in hybrids and BEVs. We believe the cost of our Advanced Batteries is approximately a quarter of that of low-voltage lithium-ion today. In low-voltage applications, AGM batteries provide a preferable alternative to lithium-ion, as they are able to handle the key-off and peak loads in electric vehicles, are inherently safe and have a superior cost structure. Based on IHS Markit projected electric vehicle platforms and production volumes through 2025, the vast majority of new vehicles will utilize lead battery technology for their low-voltage requirements. The superior performance of our products and our industry-leading AGM capacity position us well to capture additional market share in next-generation vehicle battery demand.

Source: IHS Markit and internally prepared estimates.

Overall, we anticipate the battery market to grow in line with the expansion of the global car parc and global GDP growth. IHS Markit estimates the current global car parc to consist of approximately 1.3 billion vehicles in 2020, growing to 1.6 billion vehicles in 2030. A significant amount of the global car parc’s growth is expected to come from China, a region in which we continue to experience strong market penetration and have a runway for meaningful growth.

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Source: IHS Markit

Next-generation vehicles now account for approximately 61% of all new car sales and are expected to reach approximately 86% of new car sales by 2030, according to IHS Markit. This shift in OEM volumes, and the growing Advanced Battery replacement demand as the next-generation car parc grows, is expected to more than double demand for AGM batteries by 2030. Given increasing low-voltage system needs, we expect the replacement rate of two to four times over the life of a vehicle to remain consistent going forward. Advanced Batteries are approximately twice as profitable as an SLI battery, providing a meaningful tailwind for growth. Our installed manufacturing capacity positions us well to capitalize on meaningful growth. Our operations comprise more than 50% of installed AGM capacity globally, with leading market positions in the Americas, EMEA and Asia. Our leading position in AGM is a result of leveraging our significant scale to research and develop new technologies in a way and at a pace that our competitors find difficult to match. In comparison to flooded technologies, AGM is more difficult to manufacture due to key differentiating characteristics, such as plate compression and electrolyte saturation level. As a result, there is a wide variation in performance and quality across the global supply base. Innovations such as our proprietary continuous plate-making technology, our high-precision battery assembly process and our unique approach to filling and forming batteries have enabled a level of consistency and quality in our AGM products that significantly outperforms those of our competitors. Developing these technologies is both costly and complex. Our significant financial resources and deep bench of research professionals have helped us to become the market leader in manufacturing and developing AGM batteries globally.

The manufacture and distribution of products in our industry is a heavily regulated activity. Stringent environmental, material and safety regulations drive significant requirements for both battery manufacturers and automotive OEMs with respect to handling and manufacturing lead-based products. Industry regulators heavily scrutinize the construction of new battery manufacturing facilities. As such, we leverage our existing manufacturing footprint to maximize the efficiency of our existing plants, increasing our throughput and

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improving our favorable cost base. Used, spent batteries and their handling are also subject to regulation. The recovery of these batteries entails complex logistics networks and deep supply chain integration with players in the battery recycling industry, requiring scale and end-to-end solutions which are difficult to replicate. Permits to build greenfield battery recycling facilities are increasingly difficult to obtain. These facilities benefit from significant economies of scale, requiring a large capital commitment up front and significant commercial risk. Lastly, in terms of our go-to-market strategy, there are significant restrictions imposed on the shipment of flooded batteries direct-to-consumer. This regulatory restriction requires that competitors in our industry must develop their own distribution channels and commercial relationships, such as the ones we have developed with OEMs and our aftermarket customers over a long period of time.

Our Competitive Strengths

We are the global market leader in Advanced Battery technologies with unmatched scale and geographic reach

We are the largest and only global supplier of low-voltage mobility energy storage solutions. On a global basis, we are significantly larger than our second largest competitor by sales – and have meaningful operations in every geographic region and sales of our products into over 140 countries. Within our reporting segments, we have a number one market position in both the Americas and EMEA and a number three position in Asia. In both the Americas and EMEA, our sales are far greater than our nearest competitor.

We sell our products to almost every major OEM in the world and work with emerging electric vehicle companies to support their low-voltage needs. Many of our global OEM customers design common global vehicle architectures. Our global supply chain provides us an advantage through our ability to support their common battery requirements across all regions. In the aftermarket, we go to market through private label brands, most notably in North America, and through our leading global first-line brands. We provide private label brands to many aftermarket customers, including DieHard through Advance Auto Parts; Duralast through AutoZone; and Bosch® in many markets globally. Our portfolio of leading global first-line brands includes the world’s most recognized battery brands, based on aided brand awareness and consumer preference studies in regions where we operate. These include OPTIMA®, VARTA®, LTH®, Heliar®, Delkor® and MAC®. In addition, we partner with our partially owned joint venture Interstate Batteries on manufacturing and distribution throughout North America. We believe consumers trust our brands to deliver best-in-class electrical and cycling performance and look for features offered by our batteries as the safest solution to power their vehicles.

We have a replacement-driven business model with meaningful scale that is focused on the attractive and recurring mobility aftermarket

Through stable, recurring demand for our products, combined with leading manufacturing capabilities, we consistently generate strong cash flows. Our significant aftermarket exposure, approximately 80% of total unit volumes in fiscal year 2020, provides a resilient and consistently growing base to our business. On average, automotive batteries are replaced two to four times in a vehicle’s life and purchases cannot be delayed due to the critical nature of the product. The importance of our products and our high-touch level of service have positioned us as a key supplier to large aftermarket retailers in one of their most significant product categories. We also benefit in this category through a first fit advantage given our relationships with leading OEMs that positions us well for the aftermarket replacement. Additionally, our aftermarket customers rely upon our expertise and extensive OEM relationships to understand how the car parc is evolving over time and provide direction in positioning themselves for the future. The insight and knowledge we are able to share fosters stickiness and loyalty with these customers.

The scale of our business enhances our competitiveness in the attractive and higher-margin aftermarket channel. Margins in the aftermarket are significantly higher than the OEM channel on similar products and our substantial aftermarket presence insulates the exposure of our earnings to more cyclical new vehicle sales. Given

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the complex logistics and high service levels required by our aftermarket retail and distribution customers, we believe the size and scale of our closed-loop, vertically integrated product distribution and recycling network is unique and difficult to replicate. Further, the size and footprint of our operations in the geographies where we compete enable us to optimize the distribution of our products to minimize logistics costs associated with an inherently heavy product that is difficult to ship.

We benefit from the secular tailwinds driving a mix-shift toward higher priced Advanced Batteries with rapid growth in the aftermarket

New car sales and the evolution of the existing car parc towards next-generation vehicles are expected to accelerate OEMs’ and consumers’ need for Advanced Batteries. Our extensive capabilities, backed by our 130+ year history in battery manufacturing, enable us to deliver innovative solutions to meet these demands. Our history of innovation and commitment to advancing our product and manufacturing technology is demonstrated by our more than 1,680 patents granted and more than 520 patents currently pending. As a result, we are at the forefront of technological development and are well-positioned to capture the growing mix-shift to Advanced Batteries. Our product development strategy is based on understanding OEM application needs and partnering with them to select the optimal low-voltage battery for each application. We maintain commercial relationships with almost all major OEMs and have active dialogue with them on both commercial and technological matters. Our team has developed a robust Advanced Battery pipeline to address future levels of autonomy and electrified powertrains and is well-positioned to be the leading low-voltage battery supplier to the next-generation of vehicles. We expect these new products to enhance our share of business with OEMs and to be higher-margin contributors to our bottom line.

Increasing electrical loads are driving OEMs to specify Advanced Batteries in a growing number of new vehicle platforms. We expect Advanced Batteries to be approximately half of low-voltage batteries sold by 2035, as more vehicles with “first fit” Advanced Batteries enter the typical aftermarket replacement cycle. Based on our extensive OEM relationships we believe we are well-positioned to capture the aftermarket growth occurring as a result of the mix shift to next-generation vehicles. Our OEM relationships benefit our aftermarket position in several ways. First, OES providers generally replace batteries on a like-for-like basis with the OEM specification. Second, our engagement and depth of relationship with most of the world’s OEMs provide us a differentiated amount of insight into the future of the car parc and how low-voltage battery needs will change over time. Our aftermarket retail customers depend on us for this expertise as we work collaboratively with them to define their product roadmaps, understand the evolving landscape and the tools needed to support it, and derive win-win solutions for our businesses. With our leading existing AGM manufacturing capacity, we believe we are well-positioned to fulfill this demand as volumes naturally accrue in the aftermarket.

We anticipate this shift in product mix to significantly enhance our financial profile. Currently, Advanced Batteries are approximately twice as profitable as SLI batteries. In particular, we expect that the continued

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penetration of AGM products into the higher-margin aftermarket will significantly enhance our profitability. While Advanced Battery volumes comprised 20% of our total unit sales in 2020, in the aftermarket they accounted for only 9%. We expect a wave of aftermarket Advanced Battery replacements in the coming years as these new batteries already sold through the OEM channel approach their first natural replacement cycle, particularly in the Americas. This would result in a higher penetration of Advanced Battery sales in the aftermarket in the future.

We have a strong and expanding position in China and are strategically positioned for growth in the highly profitable AGM product in that market

The Chinese automotive industry is large and attractive with more than 254 million vehicles in operation, according to IHS Markit. Over the past five years, the Chinese car parc has grown from 156 million to 254 million vehicles, representing a 10.3% CAGR, making it the fastest growing car parc in the world. We have a strong, competitive position with a more than 40% market share in BEVs and expect significant growth within the region given the proliferation of next-generation new vehicle sales and the relatively low age of the current car parc. These factors each contribute to growth in the aftermarket, driving favorable volume and product mix for our business. Approximately half of our sales in China are Advanced Batteries and we expect significant growth in Advanced Batteries throughout the region. Our existing AGM capacity currently comprises approximately 70% of total AGM capacity within the country. In order to keep up with the growth in the region, we have three state-of-the-art manufacturing facilities, including our latest facility that is coming online this year. We believe our installed capacity positions us to meet expected demand and to take advantage of significant growth in the world’s fastest growing car parc. We have seen our revenue increase significantly in China driven by increased sales of Advanced Batteries into both the OEM and aftermarket channels. We expect to continue this growth driven by both the expansion of the Chinese car parc and by increasing our market share in China.

Our scale and operational excellence provide us with a best-in-class cost structure

Our scale and vertical integration help us maintain a low-cost profile. Our technology leadership position drives a mix benefit for our business from higher-margin Advanced Batteries. These factors combined drive a meaningfully higher margin profile for our business relative to our competitors. We believe our cost structure benefits from superior design, scaled manufacturing plants, optimized footprint in low-cost countries, automation, plant efficiencies and purchasing synergies. The size of these advantages depends on the region and competitor, but we believe each is durable and together provide a strong base to continue to build our leadership position.

As an example of the benefits of our vertically integrated model, in fiscal year 2020, our Mexico recycling facilities were able to operate at a cost basis 70% less than the cost of our average third-party tolling contract when evaluated on a per-ton basis. Our recycling infrastructure, with facilities in Mexico, Colombia and Germany, and long-term tolling agreements with third-party recyclers, ensures a diversified supply of lead, thereby limiting our commodity exposure and supply risk. In our long-term tolling agreements, we provide independent recyclers used batteries collected through our expansive distribution network for processing and recycling. We then collect finished lead from those recyclers for a per-ton fee, providing us stable access to lead through the closed-loop recycling ecosystem.

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Note: 8,000 batteries recycled per hour figure includes batteries recycled through our third-party tolling partners.

Our management team, together with external advisors and Brookfield, CDPQ and others, identified over $400 million of cost-saving opportunities in connection with and from the date of the Acquisition. Approximately 50% of these initiatives are in the areas of manufacturing and recycling efficiencies. For example, we believe we can achieve significant cost-savings by reducing bottlenecks and increasing throughput countries in our plants in the United States, bringing them more in line with the performance of our plants in other. The remaining cost savings consist of opportunities within procurement; selling, general and administrative; and logistics, with minimal financial commitment required to achieve these cost savings initiatives. These initiatives include optimizing shipping routes and external services, consolidating spending and accelerating our transformation to a lean, regionally-focused organizational structure with increased accountability at the local level. To date, we believe we have achieved approximately $175 million of annualized cost savings since the Acquisition. We continue to pursue the remaining $225 million in incremental cost savings against our original $400 million plan—and intend to continue to identify new opportunities to further improve our global operations.

Our commitment to setting high ESG standards is core to both our business philosophy and operations and has created competitive differentiation

Our Clarios Sustainability Blueprint is our roadmap as we build a better, safer, stronger company. The Blueprint’s five pillars guide our ESG efforts: Value, Operational Excellence, Life-Cycle Stewardship, Transparency and Advocacy. Through these efforts, we work to unlock our capabilities in battery innovation, design, materials sourcing, manufacturing, distribution, circular economy and recycling. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success. Through our business practices, we have demonstrated a dedication to sustainability by continued improvement in our emissions performance. Through our various initiatives, we saw an approximately 96% reduction in U.S. lead air emissions between 1990 and 2019 while our output of batteries concurrently increased over six times. Core to our operations are the closed-loop recycling program and circular supply chain. Lead is one of the world’s most recycled materials with conventional batteries being the most recycled consumer product globally (up to 99% of the materials in batteries can be recovered, recycled and reused to make new batteries). The closed-loop encompasses more than the physical process of recycling. We manage all aspects of the supply chain including the delivery and collection of batteries. The holistic management of the entire program establishes a significant competitive advantage in that it provides an overall raw material cost advantage, ensures sustainability of supply, helps insulate the business from lead price fluctuations and strengthens ties with aftermarket customers. Furthermore, we believe our commitment to safe and sustainable practices helps mitigate potential environmental risks and associated compliance costs. We endeavor to pursue key growth opportunities at the intersection of sustainability and leading technology, including enabling the global car parc’s electrification with Advanced Batteries, our involvement in expanding the recycling of lithium-ion batteries and our general pursuit of identifying solutions to improve fuel economy and reduce greenhouse gas emissions. In

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addition to these commercial goals, to help set global standards we founded the Responsible Battery Coalition, led the creation of the World Economic Forum’s Global Battery Alliance and have developed a unique public/private partnership with UNICEF and Pure Earth – Protecting Every Child’s Potential. These efforts are an extension of our Sustainability Blueprint and help us to continue advancing our industry’s commitment to sustainable practices.

We have a strong financial profile and track record of growth that position us for sustained earnings power

We efficiently convert our revenue into cash flows while deploying capital to support ongoing operations and future growth. We continuously invest in our operations and technology which we believe helps us maintain our industry-leading operating excellence and product leadership. Since 2010, our company has undergone a significant investment cycle to support future growth, including building additional capacity for Advanced Battery technologies globally and market growth in China. Our past investments in China, including three state-of-the-art manufacturing facilities, position us to enjoy significant growth in the world’s fastest growing car parc.

Notes:

(1)	All periods presented for Clarios fiscal year-end basis ending September 30
(2)	2019 and later periods reflect the adoption of ASC606, Revenue from Contracts with Customers
(3)	Clarios fiscal 2019 is composed of two periods – the “Predecessor” period, from October 1, 2019 to April 30, 2019 and the “Successor” period, from May 1, 2019 to September 30, 2019
(4)	2018 and earlier periods reflect historical revenues of the Power Solutions Business.

We have also demonstrated resiliency through our history with steady performance and market share gains during downturns. During the Financial Crisis in 2008 and 2009, our global aftermarket volumes were stable despite sharp declines in new vehicle sales in many of the markets in which we participate. More recently in 2020, the automotive aftermarket proved resilient in the face of the COVID-19 pandemic. Following temporary lockdowns and restrictions on mobility in March and April 2020 in North America and EMEA, aftermarket volumes outperformed prior year periods given pent-up replacement demand in May, June and July.

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Our Growth Strategies

Increasing demand for Advanced Battery technologies as a result of greater electrical loads, electric vehicle adoption and the rise of autonomous driving will drive significant growth

Next-generation vehicles today account for over 60% of all new car production but only 20% of the global car parc. By 2030, next-generation vehicles are expected to reach 86% penetration of new car sales and over 50% of the car parc, according to IHS Markit. We have been at the forefront of this technological shift since the beginning, and, in the case of OEMs, our AGM technology represents an integral part of such customers’ medium-term and long-term technology planning for next-generation platforms. We expect to experience a favorable mix shift in our revenue and profitability as electrification penetration accelerates with advanced technologies carrying a higher price point and approximately twice the profitability relative to a traditional SLI battery. While our current AGM technology already provides better electrical performance versus legacy technologies, including better functional safety, cycling ability and cold start technology, we intend to continue to drive innovation through our OEM and R&D partnerships on future platform development. We have several launches planned for our next-generation AGM technology in the coming years.

We have select emerging market growth opportunities underpinned by our strong positioning in China and other rapidly expanding car parcs

We are well-positioned to benefit from strong growth in emerging markets through our wholly owned and joint venture operations. China is the world’s fastest growing car parc with 254 million vehicles in operation and is experiencing a significant mix shift to Advanced Batteries. We have the largest AGM installed capacity in China—a market in which local manufacturing capabilities and expertise are critical. Given the newer age of the car parc, the rapidly expanding aftermarket channel represents an accelerating growth opportunity in China as the parc ages. Our recent investments in building out capacity, distribution infrastructure and regional management in China position us well to capitalize with both OEM and aftermarket customers.

Profitable growth in any regional aftermarket demands a network of strong and solvent distributors able to provide effective coverage to a diverse range of workshops and battery retailers. This is especially critical in China given its rate of expansion, size and relative immaturity of the automotive aftermarket. Our approach to build out this network relies heavily on the experience, playbook and learnings of our business in Mexico, where we guided a fragmented collection of many undersized family businesses into a small set of professionalized operations, constantly expanding our reach within and beyond the auto segment. This approach, coupled with an aggressive digital strategy to simplify and drive supply chain efficiency, provides Clarios with a working blueprint to grow in the China aftermarket. E-commerce is a critical component of this digital strategy and our VARTA® brand is currently the #1 online brand in China.

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We also see additional opportunities to grow in other emerging markets, including through our wholly owned significant operations in Korea and in Latin America. Today, our products reach customers in over 140 countries. Our products are used in rapidly expanding emerging car parcs globally, including those across all of Asia, the Middle East, Africa, Central and South America and Eastern Europe.

We have a long history of expanding our market share globally through joint ventures and distribution partnerships. As one such example, we are particularly excited about the long-term growth fundamentals of India. India’s car parc today is expected to grow at a CAGR of 5% through 2030, according to IHS Markit. We have operated in India for nearly 25 years through our interest in publicly traded ARBL. As of March 31, 2021, our 24% interest in ARBL had a market value of approximately $478 million.

We will continue to expand our business in developed markets through further engagement with both new and existing OEM and aftermarket customers

We continue to strengthen our relationships with our strong core base of over 3,200 aftermarket and OEM customers. We see substantial ability for further market penetration as we expand share across our existing customer base. We have consistently grown share in the developed aftermarket as demand increasingly shifts towards higher quality and more advanced batteries. We expect our leading cost structure, scale, capitalization and production to meet these quality standards and rising environmental standards to drive consolidation over time. In addition, we are well-positioned to serve the growing number of new entrants in our core sectors, including new electric vehicle OEMs and aftermarket customers. In 2020, ten new light vehicle and commercial vehicle OEMs entered the public equity markets in the U.S. alone, with an additional entrant in EMEA. Despite low current volumes, we have focused on growing relationships with the majority of these players. By embedding early with these auto market participants as the low-voltage battery solution provider of choice, we face an opportunity to grow in tandem with these emerging manufacturers as they scale. The new entrants are collectively expected to grow revenue at a CAGR of 111% from 2021 to 2024 according to broker consensus and industry estimates. We also see growing opportunities in emerging aftermarket service business models that act as service hubs for emerging OEMs and the expanding mobility platform sector. By growing capabilities through partnerships and the emerging online-to-offline e-commerce model, we have achieved outsized growth in China and aim to leverage these strategies to further our leadership in developed markets. In EMEA, we have the opportunity to grow through introducing battery software as a diagnostic and point of sale marketing influence tools as well as other digital strategies. We expect to capitalize on these and other secular changes in the aftermarket as next-generation vehicles become a larger portion of the aftermarket.

We have the opportunity to extend our offerings to adjacent markets

As the largest supplier of low-voltage energy product storage solutions for the global mobility industry, we have consistently delivered innovation within our core offering. We have developed our technologies through in-house R&D capabilities, strategic partnerships and acquisitions of innovative concepts, which we are able to commercialize and scale quickly across our global manufacturing footprint. This experience has provided us with a perspective on the interplay of advanced technology and the economic considerations that drive their adoption. We believe our unique position allows us to leverage our capabilities and technology to extend into other applications and adjacencies, beyond traditional mobility. Just as increasing electrical loads impact core mobility markets, they are expected to impact off-highway equipment markets that also face a secular shift towards autonomy and electrification. Beyond vehicles, we also see growth opportunities across the telecommunications, uninterruptable power and various energy storage sub sectors, among others. We already serve a collection of diversified applications, including marine, military and powersports, among others. Our product offerings in these markets serve both mobile and stationary applications, and we have begun to evaluate technology and products in a range of new stationary applications, such as providing safe, high-power technology for data centers and electric vehicle charging. We believe, the market for these products is expected to grow to $6.1 billion by 2025. Many of these markets are either going through technology disruption or are in early stages of development, allowing us to leverage our scale and know-how. We also see the potential to utilize our existing

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capabilities in low-voltage system integration, in addition to our manufacturing and recycling footprint, to provide cost-effective solutions.

We are continuously identifying inorganic growth opportunities to expand our core business and leverage our technology and capabilities into new markets

Monitoring strategic assets within our core markets for opportunistic acquisitions and inorganic growth has become a higher priority under our new ownership. Our scale and technology capabilities provide unmatched synergy potential with acquisition targets and allows us to differentiate from other potential buyers. We have leading market positions in nearly every market globally, though emerging markets are more fragmented today than developed markets. Consistent with our organic growth strategy, we may also pursue acquisitions in emerging markets across Asia, the Middle East, Africa and Latin America. Our footprint today is partially a product of inorganic growth and this remains a core part of our strategy going forward.

Beyond our core markets, we see the potential to leverage our existing recycling network and knowhow into electric vehicle high-voltage lithium-ion battery recycling. We are working with the DOE and industry partners to leverage our closed-loop and logistics expertise and develop and apply innovative technologies to lithium-ion recycling in connection with low-voltage and high-voltage lithium-ion batteries. Through this work, Clarios was selected as a winner of the U.S. Department of Energy Office of Energy Efficiency and Renewable Energy’s Lithium-Ion Battery Recycling Prize competition. We see a future where we will recycle additional types of batteries for our customers, OEMs and aftermarket retailers. Despite the significant market opportunity, very few lithium-ion automotive batteries are currently available to be recycled and this initiative will take time to grow to scale as the market develops. However, we are planning for the long-term to ensure all batteries regardless of chemistry are responsibly recycled as well as working with local governments in their goal to secure domestic supply chains of critical minerals for the future.

In addition, we are beginning to explore strategies to leverage our expertise across battery management systems and may pursue partnerships, joint ventures or acquisitions to supplement our growth strategy. We have a history of acquiring, integrating and growing businesses as part of our broader organization and a track record of enhancing our scale and growth through joint ventures, including both equity investments and consolidated entities.

Distribution Channels and Customers

We distribute our products primarily to aftermarket and OEMs. We sell our products through a number of well recognized global and regional brands such as VARTA®, LTH®, Heliar®, OPTIMA®, Delkor® and MAC®. Principally outside of North America we go to market with these owned brands which, based on consumer awareness studies, are consistently #1 or #2 in every major market in which we participate. We also provide private label brands to our aftermarket customers including DieHard, Interstate, Duralast, Bosch and EverStart.

For the twelve months ended September 30, 2020, approximately 80% of our unit volume and an even larger share of our gross profit was generated through the replacement aftermarket channel. In the automotive market, our batteries have an average life of three to six years and the battery is replaced, on average, two to four times over a vehicle’s useful life, depending on the battery technology, application, driving habits and geography. Given aftermarket customers require not only a high-quality product but also outstanding service and support, we deliver value far beyond the supply of batteries. We have developed deep channel partnerships and have longstanding relationships with large domestic and international aftermarket customers such as Interstate, AutoZone, Bosch, Advance Auto Parts, Walmart and LKQ, serving as a critical partner in one of their largest and most important sales categories. We operate an entire logistics network for battery delivery (in some cases, direct to store) and for the return of spent batteries to be recycled, often through our owned recycling network. We benefit from our scale and technology developed with OEMs, which allow us to deliver a high level of expertise

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to the replacement channel, including training, technical and system expertise and category management. Our scale also allows us to fulfill store level demand in a timely fashion and at competitive cost. These differentiators are increasingly important as the complexity of monitoring and installing Advanced Batteries continues to rise. Additionally, we continue to innovate around aftermarket distribution through point of sale and digital channels, particularly in China.

The remaining roughly 20% of our unit volume is generated through the OEM channel, which is comprised of sales to major car, commercial vehicle, motorcycle, marine, powersports vehicle and industrial manufacturers globally. Our capabilities and expertise have also positioned us as the partner of choice for our OEM customers, including Ford Motor Company, General Motors Company, Volkswagen, Tesla, Inc., BYD Auto Co., Ltd, Li Auto Inc., The Daimler Motor Company Limited, BMW, Polaris, PACCAR Inc., Toyota Motor Corporation and Caterpillar Inc. Our OEM business is driven by global demand for new vehicles and equipment but serves as a key driver of our future aftermarket replacement business. Our focus is to be sourced as “first fit” with both leading traditional OEMs and emerging EV OEMs globally, which in turn bolsters our replacement business in the aftermarket channel. Our customers look to us to provide low-voltage systems integration expertise and drive technological innovation. We work closely with OEMs during development of future platform launches, designing energy storage technologies that will cost-effectively help them meet increasing environmental, safety and vehicle electrification requirements. Our leading global position in the OEM channel allows us to collaborate with a wide range of customers in bringing to market new technologies that can support and accelerate advancements in powertrain technology and autonomy. In addition, our global footprint allows us to serve OEMs with the same product in multiple regions with localized production, which simplifies their procurement processes on global vehicle platforms. No customer accounted for more than 10% of total volume for the twelve months ended September 30, 2020.

Sustainability

Our global scale and market position have allowed us to be a driving force in shaping environmental policy within our industry. We are a leader in sustainability principles in both strategy and day-to-day operations by pursuing sustainable growth opportunities and investments in our business, reducing waste and ensuring the reuse of materials through a closed-loop recycling system. Our investments in sustainable operations create value for all stakeholders in our business. They are both a source of pride for our employees and a competitive advantage allowing us to deliver higher production volumes, limit commodity supply and price exposure and generate higher margins, all while minimizing the impact of manufacture on the environment. By collaborating closely with our customers to manage used batteries responsibly, we help our customers meet their sustainability goals. As our recycling services translate directly to value to our customers, we deepen our relationships, position ourselves as a supplier of choice and establish our company as a future-focused leader. We have helped to shape environmental policy around the world, working with local regulatory bodies in regions where we operate to improve applicable regulatory standards, resulting in significant improvements over the past two decades within our industry. We have lowered our U.S. lead air emissions by approximately 96% between 1990 and 2019. We believe that our efforts to exceed industry-leading environmental and safety standards globally have been a key driver of our success.

Our Segments and Key Product Offerings

We operate our business through three segments: (i) Americas, (ii) EMEA and (iii) Asia, which correspond to the global markets we participate in. In each of these segments, we service both automotive OEMs and the battery aftermarket by providing Advanced Battery technology.

Americas

Our Americas segment consists of manufacturing operations located in the United States, Mexico, Brazil and Colombia, with distribution operations that expand across the continents of North America and South

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America, and investments in non-consolidated partially owned affiliates which primarily operate within the United States.

EMEA

Our EMEA segment consists of manufacturing operations located in Germany, the Czech Republic and Spain, with distribution operations that expand across the continents of Europe, Africa and the transcontinental region of the Middle East, and investments in consolidated and non-consolidated partially owned affiliates which primarily operate in the Middle East.

Asia

Our Asia segment consists of manufacturing operations located in China and Korea, with distribution operations that expand across the countries making up the Asia Pacific region, and investments in non-consolidated partially owned affiliates which primarily operate in India and China.

Manufacturing Capabilities

As a leading supplier of advanced low-voltage batteries, we maintain significant industrial scale and a favorable cost structure relative to our largest competitors. We produce our batteries through 42 manufacturing operations located across 10 countries. Many of our manufacturing facilities are located near our end customers and battery demand. Our vertical integration and manufacturing presence in each of the regions where we operate allows us to minimize our logistical costs and exposure to potential tariffs. In addition to the assembly of car batteries, we believe we are the largest procurer of lead and have the most vertically integrated recycling operation globally among all battery manufacturers. Our aftermarket business supplies us with used batteries which we use as feedstock for our own recycling operations and provides us with a surplus that we send to third-party recyclers for tolling. Together with long-term tolling agreements, our lead recycling operation minimizes our commodity price exposure. This closed-loop recycling process enhances ties with our aftermarket customers and improves lead cost advantage.

Furthermore, our existing installed capacity helps to insulate our business from new entrants. Stringent environmental, material and safety regulations drive significant requirements for both battery manufacturers and the automotive OEMs with respect to handling and manufacturing of lead-based products. Expansion and construction of new battery manufacturing facilities are heavily scrutinized by industry regulators. Consequently, it is challenging for new entrants and current industry participants to meaningfully ramp up capacity in mature markets. We leverage our manufacturing scale to maximize the efficiency of our plants to take advantage of our favorable cost base and pursue expanded market share using our existing footprint.

Research and Development

Continuous innovation is core to our business and enables us to deliver optimal solutions as increasing power requirements demand more Advanced Battery technology. We conduct research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, and reliability of our existing products and expanding the applications for which uses of our products are appropriate. We have seven global product testing locations with over 2,000 pieces of separate test equipment. This includes elemental, component, cell and full battery system testing. Capabilities across these sites include validation of new battery designs and process changes, routine performance screening, competitive benchmarking and warranty analysis. Clarios also has advanced battery integrated vehicle engineering capabilities with vehicle laboratories in Hannover, Milwaukee, and a partnership with Lawrence Technological University in Michigan. We are able to provide vehicle power net studies, fleet testing, benchmarking of in-vehicle application for batteries and advanced battery development support. Capabilities of these laboratories include diagnostic capabilities and access to “on board diagnostics” (OBD) of vehicles. We utilize these capabilities for joint development projects

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with our customers and continue to strengthen our partnerships with both our OEM and aftermarket customers on technology development. We have 1,689 active patents and an incremental 528 pending review. Research and development costs are expensed as incurred.

Note: Autonomous levels 0-5 refer to those defined by the Society of Automotive Engineers.

Raw Materials

We procure our raw materials from a variety of suppliers around the world. The most significant raw materials we use to manufacture our products include lead, polypropylene, separators and sulfuric acid. Generally, we seek to obtain materials in the region in which our products are manufactured in order to minimize transportation and other costs. As of September 30, 2020, we have not experienced any significant shortages of raw materials and normally do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedules. Our performance throughout COVID-19 has also showcased the value of being the only truly global player in our industry as we leveraged worldwide sourcing capabilities to mitigate any unforeseen shortages.

Competition

We compete with a number of major U.S. and non-U.S. manufacturers and distributors of lead-acid batteries, as well as a large number of smaller, regional competitors. We primarily compete in the battery market with Exide Technologies, Stryten Manufacturing (formerly the U.S. operations of Exide Technologies), GS Yuasa Corporation, Camel Group Company Limited, East Penn Manufacturing Company and Banner Batteries GB Limited. The North American, European and Asian lead-acid battery markets are highly competitive. The manufacturers in these markets compete on price, quality, volume, technical innovation, service and warranty.

Environmental, Health and Safety Matters

We are subject to numerous federal, foreign, international, state and local environmental, health and safety laws and regulations governing, among other matters, emissions to air and water, solid and hazardous waste storage, treatment, recycling, disposal and transportation, chemical exposure, worker and public health and safety and remediation of the presence or releases of hazardous materials, including as it pertains to decommissioning our facilities and lead/lead compounds and sulfuric acid, the primary materials used in the manufacture of lead-acid batteries, and to solvents and metal compounds used in the manufacture or repair of lithium-ion batteries.

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We have been subject to notices of violation and a party to consent decrees and orders with governmental authorities and failure to comply, particularly to the extent such noncompliance is determined to be part of a continuing pattern of noncompliance, with such laws and regulations, including obtaining and complying with any permits required to conduct our operations, could subject us to civil or criminal liability, damages, fines and/or a cessation of operations in the future. In addition, certain environmental laws, including the U.S. Superfund law and state equivalents, make us potentially liable on a strict, joint and several basis for the investigation and remediation of contamination at, or emanating from, facilities that are currently or formerly owned or operated by us and third-party sites to which we send waste, along with related natural resources damages. Such liability may not be limited to the cleanup of contamination, particularly when such contamination is present in residential areas. We are and have been involved in investigation and remediation activities at our current or former, and third-party, sites and cannot provide any assurance that we will not incur liability relating to the investigation or remediation of contamination or natural resources damages in the future, including contamination we did not cause, which could adversely affect our business, financial condition, results of operation and reputation. See Note 16, “Commitments and Contingencies,” of the notes to the consolidated and combined financial statements included elsewhere in this prospectus for a discussion of the Company’s accruals for potential environmental liabilities. In addition, we benefit from an exemption for lead-acid batteries from the European Union’s End-of-Life Vehicle Directive (Directive 2000/53/EC). See “Risk Factors—Risks Related to Our Business—We are subject to requirements and liabilities relating to environmental, health and safety laws and regulations and environmental remediation matters, including those related to the manufacturing and recycling of lead-acid batteries, which could adversely affect our business, financial condition, results of operation and reputation.”

Human Capital

As of September 30, 2020, we employed approximately 16,897 people worldwide, of which approximately 5,695 were employed in the United States and approximately 11,202 were outside the United States. The table below sets forth our employees by segment as of September 30, 2020:

	Americas	EMEA	Asia
Management	1,350	455	259
General and administrative	560	685	215
Business and corporate development	8	0	2
Engineers	449	226	84
Direct Labor	8,974	2,497	1,133

Total	11,341	3,863	1,693

We recruit our employees primarily through our internal company website, external recruitment websites, internal recruiters, recruiting firms and advertising specific to each location, in each case based on their qualifications as compared to the job requirements. We promote cultural diversity and our employees come from around the world. The remuneration package of our U.S.-based employees includes salary and benefits. In addition, for certain qualifying positions there is a bonus opportunity and for certain of our executives there are long-term incentive awards. Our compensation programs are designed to remunerate our employees based on their performance and are measured against specified objective criteria. Certain members of our management team and other key employees are subject to restrictive covenants, which may include non-competition, customer non-solicitation and/or employee non-solicitation restrictions.

We provide new hire training and onboarding, for our employees and periodic on-the-job training to enhance the skills and knowledge of our employees. Approximately 9,700 employees are covered by collective bargaining agreements or works councils with expiry dates ranging from June 2021 to June 2025. We believe that our relations with the labor unions and non-unionized employees are generally good. We have not experienced any material labor disputes or strikes that may have a material and adverse effect on our business, financial condition or results of operations.

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Seasonality

Our business is impacted by seasonal factors, as aftermarket replacements are highest in the winter months. Our net sales reflect our channel partners’ stocking patterns to meet this increased demand, and have historically been greatest between our fourth and first fiscal quarters (late summer through early winter). Global climate change may impact the seasonality of our business as the demand for our products, such as automotive replacement batteries, may be affected by unseasonable weather conditions.

Properties

As of September 30, 2020, we have a presence in 116 locations in 25 countries across the Americas, EMEA and Asia. Our corporate headquarters is located in Milwaukee, Wisconsin and we also maintain regional headquarters in Hannover, Germany; Monterrey, Mexico; and Shanghai, China.

As of September 30, 2020, the carrying amount of our property, plants and equipment was $3,496 million of which $50 million related to assets held under financing leases.

Included in property, plant and equipment are land and buildings with a total carrying value of $1,049 million as of September 30, 2020, representing manufacturing facilities, distribution centers and offices located in 25 countries throughout the world. As of September 30, 2020, we owned 51 of these facilities covering approximately 15.1 million square feet, including 42 manufacturing centers.

Clarios leases a further 65 locations. These leased locations cover approximately 2.5 million square feet and includes no manufacturing centers as of September 30, 2020.

The table below provides an analysis of the geographic spread of Clarios’ material property, plant and equipment as of September 30, 2020.

Country	Location	Square Footage	Activities	Owned / Leased
United States	Toledo, OH	576,000	Manufacturing	Owned
	St. Joseph, MO	350,000	Manufacturing	Owned
	Kernersville, NC	346,469	Manufacturing	Owned
	Florence, SC	301,822	Distribution/Warehouse	Owned
Mexico	Garcia	560,453	Manufacturing	Owned
	Torreon	529,294	Manufacturing	Owned
	Cienega de Flores	448,311	Manufacturing	Owned
	Cienega de Flores	430,072	Manufacturing	Owned
Germany	Hannover	1,076,391	Manufacturing	Owned
	Zwickau	370,311	Manufacturing	Owned
South Korea	Gumi	923,683	Manufacturing	Owned
Brazil	Sorocaba	405,000	Manufacturing	Owned
China	Binzhou	844,984	Manufacturing	Owned
	Huzhou	489,099	Manufacturing	Owned
	Chongqing	427,928	Manufacturing	Owned
Czech Republic	Ceska Lipa	536,602	Manufacturing	Owned

Legal Proceedings

We are, from time to time, party to various legal proceedings arising out of our ordinary course of business. See Note 16, “Commitments and Contingencies,” of the notes to the audited consolidated and combined financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to environmental matters and insurable liabilities.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors, director nominees and executive officers.

Name	Age	Position
Mark Wallace	54	President and Chief Executive Officer and Director
Christopher J. Eperjesy	53	Chief Financial Officer
Anthony Moore	58	Vice President and General Manager, United States and Canada
Gerardo Gonzalez Aleu Gonzalez	51	Vice President and General Manager, Latin America
Jennifer L. Slater	46	Vice President and General Manager, Original Equipment and Products
Leslie Wong	55	Vice President and General Manager, China, Asia Pacific
Dr. Werner Benade	57	Vice President and General Manager, Europe, Middle East, Africa
Claudio Morfe	58	Vice President, General Counsel and Corporate Secretary
Wendy Radtke	51	Chief Human Resources Officer
Becky Kryger	46	Vice President and Global Controller

Mark Wallace has served as President and Chief Executive Officer of Clarios since May 2020. Mr. Wallace has nearly 30 years of experience in the automotive, commercial vehicle, off-highway and aftermarket industries. Prior to joining Clarios, Mr. Wallace served as Executive Vice President at Dana Incorporated, a world leader in providing power-conveyance and energy-management solutions that are engineered to improve the efficiency, performance and sustainability of light vehicles, commercial vehicles and off-highway equipment. His most recent responsibilities included the commercial vehicle business unit and the global aftermarket business. In his time at Dana Incorporated since 2008, Mr. Wallace also led the automotive and off-highway business units and global operations, with his tenure including revenue responsibilities of over $4 billion. Prior to Dana Incorporated, Mr. Wallace served as Chief Operating Officer and President and Chief Executive Officer of Webasto Roof Systems and Webasto Product North America from 2003 to 2008. Mr. Wallace has an MBA and a Bachelor of Science in Industrial Engineering from the University of Tennessee. We believe that Mr. Wallace is qualified to serve on our board of directors due to his experience leading our business and his insight into corporate matters as our President and Chief Executive Officer.

Christopher J. Eperjesy has served as Chief Financial Officer of Clarios since August 2020. Mr. Eperjesy was previously Senior Vice President and Chief Financial Officer at Cooper Tire & Rubber Company, a global family of companies that specializes in the design, manufacture, marketing and sale of passenger car, light and medium truck, motorcycle and racing tires, from 2018 to 2020 and Chief Financial Officer at the IMAGINE Group, a full-service provider of visual marketing products for retailers, quick serve and fast casual restaurants, consumer product goods companies and more, from 2017 to 2018, and Arctic Cat, a company that designs, engineers, manufactures and markets all-terrain vehicles (ATVs), side-by-sides and snowmobiles, as well as related parts, garments and accessories, from 2015 to 2017. Prior to joining Arctic Cat, Mr. Eperjesy served as Vice President Finance, Chief Financial Officer, Treasurer and Secretary of Twin Disc, a heavy-duty off-highway power transmission equipment manufacturer, from 2002 to 2015. Mr. Eperjesy has an MBA from Indiana University’s Kelley School of Business and a Bachelor in Business Administration from the University of Michigan’s Stephen M. Ross School of Business.

Anthony Moore has served as the Vice President and General Manager responsible for the United States and Canada markets and co-manages the Americas segment since October 2020. Mr. Moore was previously President at White River Marine Group from 2019 to 2020 and Vice President of Global Operations at Stoneridge, Inc., a provider of highly engineered electrical and electronic systems, components and modules, from 2016 to 2019. Prior to joining Stoneridge, Mr. Moore served as Vice President of Global Operations and

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Integrated Supply Chain at Ingersoll Rand, Inc., a provider of air, fluid, energy, specialty vehicle and medical technologies, from 2015 to 2016. Mr. Moore has an MBA from Michigan State University’s Eli Broad Graduate School of Management and a Bachelor of Science in Decision Science and Industrial Technology from the University of Kentucky.

Gerardo Gonzalez Aleu Gonzalez has served as the Vice President and General Manager responsible for the Latin America market and co-manages the Americas segment since March 2020. He previously served as Vice President and General Manager for the Global Aftermarket starting in May 2019. Mr. Gonzalez also held the position of Vice President and General Manager of JCI for Latin America from 2015 to 2019. Mr. Gonzalez-Aleu joined JCI in 1994 and has held a variety of leadership roles within the Power Solutions Business in production control, customer service, logistics, transportation and sales and marketing. Mr. Gonzalez-Aleu holds a certificate in Business Executive Programs from the Kellogg School of Management, a Master of Business Administration from IPADE in Mexico, a Master of Systems and Quality from ITESM and a Bachelor of Industrial and Systems Engineering from UDEM.

Jennifer L. Slater has served as the Vice President and General Manager of Original Equipment and Products at Clarios since May 2019. Ms. Slater served in the same role at JCI starting in December 2018. Prior to this role, Ms. Slater was General Manager of Original Equipment Americas and APAC from August 2016 to 2018. In this role, she set global customer strategies for the North American and APAC OEMs and led execution of commercial activities for all other OEM customers in these regions. Ms. Slater re-joined JCI from the Woodbridge Group where she served as Vice President and General Manager, Americas for the Molded Foam business unit beginning in February 2016. Prior to the Woodbridge Group, Ms. Slater held various financial, engineering sales and strategy roles with increasing leadership responsibility across multiple functions within the Power Solutions and Automotive businesses of JCI since 2006. She holds an MBA from Walsh College and a Bachelor of Mechanical Engineering from the University of Michigan at Dearborn.

Leslie Wong has served as the Vice President and General Manager of the Asia segment since September 2019. In this role, his responsibilities include enabling business growth, profitability and cash flow across all channels, including oversight of operations, strategy and people management. Mr. Wong is responsible for executing on our strategic pillar of expanding in megatrend markets in China. Prior to Clarios, from 2006 to 2019, he served in various positions for Goodyear, most recently as Vice President of Growth & Sales Initiatives, Asia Pacific. He holds a degree in Economics from the Universite de Provence in France.

Dr. Werner Benade has served as Vice President and General Manager for the EMEA segment since January 2021. Prior to Clarios, he served as Member of the Management Board, Business Division Aftermarket and Special Applications of HELLA GmbH & Co. KGaA from 2017 to 2020. Prior to his time at HELLA, he spent more than 20 years at Robert Bosch GmbH, ultimately serving as CEO and President of Power Tools Accessories. Dr. Benade holds a Doctorate at the Chair of Applied Thermodynamics and A/C Technology Certification from the University GHS Essen and a Mechanical Engineering degree from Ruhr-Universität Bochum.

Claudio Morfe has served as Vice President, General Counsel and Corporate Secretary of Clarios since May 2019. He has more than 30 years of experience as a legal executive at multiple large public companies. He was the Vice President and General Counsel of Power Solutions at Johnson Controls Inc., the predecessor to Clarios, from 2017 to 2019 and before that was Vice President and General Counsel of Power Solutions, Europe and Global OEM from 2015 to 2017. Mr. Morfe has experience working in the U.S., Latin America, China and Europe. He launched his legal career with Kelley, Drye & Warren LLP in 1988 and was in private practice until 1995 when he joined telecommunications technology provider, Nortel Networks, as Senior Counsel for the Caribbean & Latin America, based in Fort Lauderdale, Florida. At Nortel, he progressively assumed more senior and diverse roles leading to his appointment as General Counsel for Nortel Networks’ largest global division. In 2010, Mr. Morfe was the Vice President and General Counsel of Sweden-based Ericsson’s global CDMA wireless division. In 2014, he left Ericsson to become Of Counsel with Holland & Knight. Mr. Morfe has a BBA

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in Marketing from Loyola University and a Juris Doctor from Tulane University School of Law. He received a Certificate in Global Compliance & Ethics from Widener University School of Law and is admitted in Florida, Massachusetts and New Hampshire. He is a registered In-House Counsel with the Wisconsin Bar Association.

Wendy Radtke has served as Chief Human Resources Officer since November of 2020. Ms. Radtke has more than 25 years of experience in Global Human Resources and Talent Management at multiple Fortune 500 companies. Prior to joining Clarios, from 2017 to October 2021, she was the Executive Vice President and Chief Human Resources Officer of TruGreen, Inc. and before that, from 2015 to 2017, she was the Senior Vice President and Chief Human Resources Officer at Babcock and Wilcox Enterprises, Inc. (“Babcock & Wilcox”). In that role, she lead the Human Resources function as Babcock and Wilcox spun out and became a public company. She has held leadership roles at The Goodyear Tire & Rubber Company, Honeywell International, Inc., PepsiCo Inc. and 3M Company. Ms. Radtke has a Master’s degree in Industrial Relations from Carlson School of Business at the University of Minnesota and Bachelor’s degrees in English and Psychology from Indiana University.

Becky Kryger has served as Vice President and Global Controller of Clarios since July 2019. Ms. Kryger joined Johnson Controls in 2002 and has held various positions of increasing responsibility within Corporate, Building Solutions and Power Solutions divisions. Prior to this role, Ms. Kryger was the Executive Director Global Business Finance from 2017 to 2019, Finance Director EMEA, based in Germany, from 2015 to 2017 and Finance Director North America from 2013 to 2015. Ms. Kryger began her career at Arthur Andersen in 1998. Ms. Kryger holds a Bachelor of Business Administration in Accounting and Finance from the University of Wisconsin.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Structure

Composition

Upon the consummation of the offering, our board of directors will consist of                  members. Our board has determined that each of                 ,                  and                  qualify as independent directors under the corporate governance standards of                 .

Our directors will be divided into three classes serving staggered three-year terms, initially with three directors in Class I (expected to be                 ,                  and                 ), three directors in Class II (expected to be                 ,                  and                 ) and three directors in Class III (expected to be                 ,                  and                 ). Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2022, 2023 and 2024, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired.

Our board of directors will have discretion to determine the size of the board of directors. Subject to the terms of the Stockholders Agreement, we expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Following the time when the Majority Ownership Requirement is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our

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stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock.

Controlled Company Exception

After the consummation of this offering, entities affiliated with the Sponsor Group will have more than 50% of the combined voting power for the election of directors. As a result, we will be a “controlled company” within the meaning of                  rules and may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under                  rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We intend to rely on the foregoing exemptions provided to controlled companies under                  rules. Therefore, immediately following the consummation of this offering, we do not intend to have a board of directors that is composed of a majority of “independent directors,” under                  rules. In addition, we have opted to have a governance and compensation committee and such committee will not be fully independent. Accordingly, to the extent and for so long as we rely on these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on                 , we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Upon the consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Governance and Compensation Committee and a Risk Management Committee. The following is a brief description of our committees.

Audit Committee

The members of our audit committee are                 ,                  and                 .                  is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current                  listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that                  is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This designation does not impose on                  any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

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•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Governance and Compensation Committee

The members of our compensation committee are                 ,                  and                 .                  is the chairman of our compensation committee.                  and                  meet the requirements for independence under the current                  listing standards. Our governance and compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;

•	reviewing our overall compensation philosophy;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing and considering proposed waivers of the code of conduct for directors and executive officers and making recommendations to our board of directors;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Risk Management Committee

The members of our risk management committee are                 ,                  and                 .                  is the chairman of our nominating and governance committee.                  and                  meet the requirements for independence under the current                  listing standards. Our risk management committee is responsible for, among other things:

•	reviewing our risk capacity and appetite;

•	reviewing and recommending our risk-taking philosophy and approach to determining an appropriate balance between risk and reward;

•	reviewing our key risk inventory, including selection criteria, mitigation strategies and post-mitigation risk review;

•	reviewing our risk management policy framework on a periodic basis and recommending changes to our board of directors as necessary;

•	overseeing the approach to environmental, social and governance (ESG) matters within the context of the committee’s risk management mandate; and

•	assisting our board of directors on risk management matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

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Code of Ethics

We have adopted a code of ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full texts of our code of business conduct and ethics policy is be available on our website at https://www.clarios.com/codeofethics/our-way. Any waiver of the code for directors or executive officers may be made only by our board of directors or a board committee to which the board has delegated that authority and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and the corporate governance rules of                 . Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). Any amendments to the code, or any waivers of its requirements for which disclosure is required, will be disclosed on our website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of                 , as applicable, that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman of the board, chief executive officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

Indemnification of Officers and Directors

Our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

Our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Named Executive Officers

This Compensation Discussion and Analysis describes the compensation of the following individuals who served as our named executive officers during our fiscal year ended September 30, 2020 (our “named executive officers”):

Name	Principal Position
Mark Wallace	President and Chief Executive Officer
Christopher J. Eperjesy	Chief Financial Officer
Leslie Wong	General Manager, China, Asia Pacific
Jennifer Slater	General Manager, Original Equipment and Products
Petar Oklobdzija(1)	General Manager, Americas
John Barkhouse	Former Interim Chief Executive Officer
Sean McLaughlan	Former Interim Chief Financial Officer
Mark Lymbery	Former Interim Chief Financial Officer

(1)	Mr. Oklobdzija’s employment with us terminated as of October 1, 2020.

We note that Messrs. Barkhouse, McLaughlan and Lymbery were not compensated directly by the Company in connection with their service and were instead engaged through secondment agreements with Brookfield or AP Services, LLC (“APS”), as further described below. Therefore, this Compensation Discussion and Analysis generally does not address their compensation.

Our Compensation Philosophy

We make compensation decisions in a manner we believe will best serve the long-term interests of our stockholders by attracting and retaining executives who will be motivated to meet and exceed the Company’s goals and whose interests will be aligned with the interests of our stockholders. To accomplish these objectives, we have implemented a strong pay-for-performance compensation program, while striving to pay our executives competitively and align our compensation program with our business strategies.

Executive Compensation Program Principles

We consider the following principles when making compensation decisions:

•

Core Values: Our executive compensation program is designed to develop trust and respect among all members of the Clarios community, build strong teams and partnerships through collaborative work, drive business results through pride in Clarios, and get things done well.

•

Significant Pay at Risk: A significant portion of the total compensation of our named executive officers should be directly aligned with stockholders and at risk. We will pay our named executive officers higher compensation when they exceed our goals and lower compensation when they do not meet our goals.

•	Support Business Strategy: Our executive compensation program is aligned with our short-term and long-term business strategies.

•

Pay Competitively: We will review “market” total compensation and, over time, target each executive within a reasonable range of the market based upon our assessment of a variety of factors including individual performance, time in role, individual skills and importance of the role. Generally, our philosophy is to place more compensation in long-term incentive opportunities tied to stockholders

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value creation. As noted above, actual pay delivered will vary above/below target pay based on Clarios and individual performance—above-target performance will deliver above-market pay outcomes, and conversely, below-target performance will drive lower outcomes

Executive Compensation Objectives

Consistent with these overall principles, we have established the following objectives for the Company’s executive compensation program, which are critical to our long-term success:

•	Attract: Should be comparable to market in terms of level of pay and form of award so that we can attract talented executives.

•	Retain: Should retain talented leaders whose continued employment is a key component of our overall success.

•	Engage: Should motivate our named executive officers to meet or exceed our goals and generate superior returns for our stockholders.

•	Align: Should align the financial interests of our named executive officers with those of our stockholders.

Key Components of Our Compensation Program

The compensation objectives for our named executive officers are achieved through the following mix of components of target direct compensation for our chief executive officer and most other named executive officers, respectively, which are discussed in more detail later in this Compensation Discussion and Analysis.

In fiscal year 2020, our compensation consisted of the elements described below.

Element of Pay	Purpose	Alignment with Principles & Objectives
Base Salary	Recognize and reward for the scope of a named executive officer’s role and his or her individual performance

•  Provides a minimum, fixed level of cash compensation to reflect the level of accountability of talented executives who can continue to improve Clarios’ overall performance

•  Value provided is aligned with executives’ experience, industry knowledge, duties and scope of responsibility as well as the competitive market for talent

Annual Incentive Program (“AIP”)	Reward for success in achieving annual objectives	• Value paid out is variable dependent on Clarios’ performance through the fiscal year • Motivates executives to achieve specific annual performance goals and objectives

Executive LTIP	Attract and retain senior management of Clarios and incentivize them to make decisions with a long-term view

•  Provides a percentage of a profit pool after Brookfield returns its invested capital, and an increasing percentage as returns increase

•  Payment based on a share of percentage of sale proceeds in excess of threshold

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Element of Pay	Purpose	Alignment with Principles & Objectives
• Motivates and influences behavior to be consistent with maximizing stockholder value • Generally vests over 5 years

Retirement (401(k) Plan and Retirement Restoration Plan), health and welfare benefits, and limited perquisites	Enhances total compensation to provide a package that is competitive with market practices	• Provides competitive benefits that support the health, wellness and long-term financial security of our executives

2020 Compensation Decisions and Performance

Base Salary

As part of setting pay mix and structure for 2020, we evaluated named executive officer base salaries. Annual salary increases are neither automatic nor guaranteed, but determined by Clarios after taking into consideration each named executive officer’s position with Clarios and their respective responsibilities and experience. Based on this evaluation, the following base salary levels were approved for 2020.

Named Executive Officer	Base Salary as of September 30, 2020
Mark Wallace	$950,000
Christopher J. Eperjesy	$585,000
Leslie Wong	$591,101
Jennifer Slater	$385,650
Petar Oklobdzija	$453,740

Annual Incentive Program

In 2020, Clarios maintained the Annual Incentive Program (“AIP”) in which each of our named executive officers other than Messrs. Barkhouse, McLaughlan and Lymbery participated. The AIP is designed to reward and motivate key employees who have prime responsibility for the operations of Clarios or its affiliates. Incentive targets are represented as a percentage of annual base salary and tied to each named executive officer’s role. Measures are weighted to focus participants on a balanced mix of deliverables tied to strategic priorities, while appropriately focusing participants on key expectations that create value for our stockholders and Clarios. Payouts are based 60% on reaching an earnings before interest, taxes, depreciation and amortization (“EBITDA”) target and 40% on reaching a Free Cash Flow Conversion (“FCF Conversion”) target during the fiscal year. This mix of performance measures focuses our participants appropriately on growing earnings while improving Clarios’ ability to generate cash after spending the money required to maintain or expand our asset base.

Performance measure thresholds, targets and maximums are established based on our strategic financial plans, the global economic environment, growth estimates and expectations, and Clarios-specific factors, including capital expenditure levels, restructuring and other investment initiatives. Below we provide the goals set forth for the 2020 AIP:

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Driver	Metric	Weighting	Threshold	Target	Maximum
Earnings	EBITDA(1)	60%	$1,489M	$1,567M	$1,724M
Cash	FCF Conversion(2)	40%	11.7%	16.7%	26.7%
Payout			50% (0% payout for missing threshold)	100%	200%

(1)

“EBITDA” is defined as Clarios’ consolidated earnings before interest, taxes, depreciation and amortization, adjusted for certain approved significant non-recurring items such as transaction/integration/separation costs, impairment charges, gains/losses on acquisitions/divestitures, restructuring costs and the adoption of new accounting pronouncements. Any additional adjustments, including adjusting for the impact of foreign currency, are at the sole discretion of the Chief Executive Officer.

(2)

“FCF Conversion” is defined as free cash flow (defined as cash provided by operating activities, less capital expenditures) divided by EBITDA (defined above) adjusted for approved significant special items such as adjustments for cash effects of adjustments in EBITDA calculation. Tax and interest cash payments may be adjusted for significant variances from planned interest and tax payments. Any additional adjustments are at the sole discretion of the Chief Executive Officer.

The following table sets forth the AIP bonuses paid to our participating named executive officers in December 2020 with respect to fiscal year 2020 performance. While Mr. Eperjesy participated in the AIP, for fiscal year 2020 he received a guaranteed minimum bonus pursuant to his employment agreement, as described in more detail below, which exceeded the bonus he would have earned under the AIP.

Name	EBITDA Performance Multiplier (60% weighting)(1)	FCF Conversion Performance Multiplier (40% weighting)(2)	Weighted Payout Multiplier	Target Bonus(3)	Earned Bonus
Mark Wallace	0%	163%	65%	$950,000	$617,501
Leslie Wong(4)	47%	181.5%	101%	$214,978	$217,128
Jennifer Slater	0%	163%	65%	$173,543	$112,803
Petar Oklobdzija	0%	158.5%	63.5%	$226,870	$144,063

(1)

For Mr. Wallace and Ms. Slater, represents Clarios’ EBITDA performance multiplier (0%) and, for Messrs. Wong and Oklobdzija, the average of Clarios’ EBITDA performance multiplier (0%) and the EBITDA performance multiplier for their respective regions (Asia (94%) and Americas (0%)).

(2)

For Mr. Wallace and Ms. Slater, represents Clarios’ FCF Conversion performance multiplier (163%) and, for Messrs. Wong and Oklobdzija, the average of Clarios’ FCF Conversion performance multiplier (163%) and the FCF Conversion performance multiplier for their respective regions (Asia (200%) and Americas (154%)).

(3)	2020 AIP bonuses for our participating named executive officers had a threshold opportunity equal to 50% of target and a maximum opportunity equal to 200% of target.
(4)	Mr. Wong’s AIP award was denominated and paid in Chinese Yuan and converted for purposes of this table using the same methodology utilized for purposes of our Summary Compensation Table.

Clarios International LP Executive Long-Term Incentive Plan

Each of our named executive officers other than Messrs. Barkhouse, McLaughlan and Lymbery participate in the Clarios International LP Executive Long-Term Incentive Plan (the “Executive LTIP”). The Executive LTIP provides long-term cash incentives through the grant of up to 10,555,200 “General Option Units” and up to 2,638,000 “Stretch Option Units” (collectively, “Option Units”), which entitle participants to a percentage of Sale Proceeds (as defined below) in excess of an applicable threshold value in connection with a Change in Control (as defined below). General Option Units (to the extent vested), in the aggregate, participate in 3.6% of Sale Proceeds in excess of $2,932,000,000 (plus the dollar value of any cash or other consideration contributed to or invested in Clarios by Brookfield) (the “Threshold Value”) in connection with a Change in Control, and

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Stretch Option Units (to the extent vested), in the aggregate, participate in 0.9% of Sale Proceeds in excess of $8,796,000,000 (plus the dollar value of any cash or other consideration contributed to or invested in Clarios by Brookfield) (the “Stretch Threshold Value”) in connection with a Change in Control. Any amounts payable to participants in respect of their Option Units will generally be paid within 30 days following a Change in Control.

Option Units generally vest in equal annual installments over a five-year period, subject to the participant’s continued employment with the Company through each vesting date. Any unvested Option Units that have not been previously forfeited will accelerate and become fully vested upon a Change in Control. Notwithstanding the foregoing, unless otherwise provided in the applicable award agreement, 50% of the General Option Units held by a participant will only represent the right to receive Sale Proceeds in connection with a Change in Control on a proportionate basis between (i) the point at which the Sale Proceeds are equal to the Threshold Value on the one hand; and (i) the point at which the Sale Proceeds are equal to the Stretch Threshold Value on the other hand.

For purposes of the Executive LTIP:

•

“Sale Proceeds” is generally defined as, as of any date of determination, the sum of all proceeds actually received by Brookfield, net of all Sales Costs (as defined below), (i) as consideration (whether cash or equity) upon the Change in Control; and (ii) as distributions, dividends, repurchases, redemptions or otherwise as a holder of such equity interests in Clarios. Proceeds that are not paid upon or prior to or in connection with the Change in Control, including earn-outs, escrows and other contingent or deferred consideration will become “Sale Proceeds” only as and when such proceeds are received by Brookfield. “Sales Costs” means any costs or expenses (including legal or other advisor costs), fees (including investment banking fees), commissions or discounts payable directly by Brookfield in connection with, arising out of or relating to a Change in Control, as determined by Brookfield in its sole discretion.

•

“Change in Control” is generally defined as any transaction or series of transactions (including, without limitation, the consummation of a combination, share purchases, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which: (i) a person or entity not affiliated with Brookfield acquires securities representing more than 70% of the combined voting power of the outstanding voting securities of Clarios or the entity surviving or resulting from such transaction; (ii) following a public offering (including this offering) of Clarios’ stock, Brookfield has ceased to have a beneficial ownership interest in at least 30% of Clarios’ outstanding voting securities (effective on the first such date); or (iii) Clarios sells all or substantially all of the assets of Clarios and its subsidiaries on a consolidated basis. The consummation of this offering will not constitute a Change in Control as defined in the Executive LTIP.

The following table sets forth the number of General Option Units and Stretch Option Units granted to each of our participating named executive officers in fiscal year 2020:

Name	General Option Units (#)	Stretch Option Units (#)
Mark Wallace	2,322,144	580,536
Christopher J. Eperjesy	633,312	158,328
Leslie Wong	263,880	65,970
Jennifer Slater	422,208	105,552
Petar Oklobdzija(1)	501,372	125,343

(1)	In connection with his termination of employment, Mr. Oklobdzija forfeited his General Option Units and Stretch Option Units.

In connection with this offering, the Executive LTIP, which is currently sponsored by Clarios International LP, will become sponsored by Clarios International Inc.

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Flexible Perquisite Program

Pursuant to our Flexible Perquisite Program, Messrs. Wallace and Eperjesy may receive reimbursements of up to 5% of their base salary each year for tax preparation or other financial planning services. In addition, Messrs. Wallace and Eperjesy are entitled to a comprehensive annual physical exam. During 2020, Mr. Wallace utilized the tax preparation and financial planning services under our Flexible Perquisite Program.

Retirement Benefits

We maintain a tax-qualified defined contribution plan (the “401(k) Plan”) in which employees of Clarios, including our named executive officers other than Messrs. Barkhouse, McLaughlan and Lymbery, are eligible to participate. Under the 401(k) Plan, participants may defer a portion of their annual compensation on a pre-tax basis. In addition, we make (i) matching contributions of 100% of the first 4% of a participant’s deferrals and 50% of the next 2% of a participant’s deferrals and (ii) retirement income contributions in amounts ranging from 1%-5% of cash compensation based on age and years of participation in the 401(k) Plan. During 2020, Messrs. Wallace, Eperjesy and Oklobdzija and Ms. Slater participated in the 401(k) Plan.

In addition to the 401(k) Plan, we maintain the Power Solutions Retirement Restoration Plan (the “Retirement Restoration Plan”), an unfunded, non-qualified supplemental retirement plan pursuant to which we make contributions based on the employee’s compensation in excess of applicable IRS limits under the 401(k) Plan. Amounts accrued under the Retirement Restoration Plan are, subject to certain exceptions, paid out in connection with a participant’s separation from service. During 2020, Messrs. Wallace, Eperjesy and Oklobdzija and Ms. Slater participated in the Retirement Restoration Plan.

We also maintain the Clarios Deferred Compensation Plan (the “Deferred Compensation Plan”), under which certain U.S.-based, highly compensated employees of Clarios, including our U.S.-based named executive officers, are eligible to defer a portion of their annual compensation in excess of applicable IRS limits under the 401(k) Plan. Under the Deferred Compensation Plan, participants may defer up to 50% of their annual base compensation and up to 95% of their annual incentive compensation until a future distribution date specified by the participant. During 2020, Mr. Oklobdzija participated in the Deferred Compensation Plan.

Compensation Policies and Practices

Role of Consultants

In early 2021, the Board engaged Meridian Compensation Partners, LLC (“Meridian”) as outside consultants to advise the Board with respect to 2021 compensation design decisions. Meridian does not receive any other compensation from us for any other services. Meridian provides advice to the Board from time to time on various executive compensation matters including conducting a competitive compensation analysis, which Meridian prepared in early 2021. We expect to continue using the services of an outside compensation consultant for the remainder of 2021 and beyond.

In compliance with the SEC and the                  disclosure requirements regarding the independence of compensation consultants. The Board has assessed the independence of Meridian, including the independence of their partners, consultants and employees who advise us on executive compensation matters and governance issues.

Governance Oriented Provisions

We are in the process of working with Meridian to develop stock ownership guidelines, a recoupment policy, and anti-hedging / pledging provisions, which will take effect shortly after this offering.

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Employment-Related Agreements and Retention Arrangements

We have entered into employment-related agreements and retention arrangements with certain of our named executive officers, as described in more detail under “Narrative Disclosure to the Summary Compensation Table and Grants of Plan-Based Awards Table” below. The retention arrangements were implemented primarily for the purpose of ensuring continuity in connection with the separation from JCI.

Tax Considerations

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million. Although we are mindful of the benefits of tax deductibility when determining executive compensation, we may approve compensation that will not be fully-deductible in order to ensure competitive levels of total compensation for our executive officers.

Accounting Considerations

When reviewing preliminary recommendations and in connection with approving the terms of a given incentive plan period, we review and consider the accounting implications of a given award, including the estimated expense.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our named executive officers during our fiscal year ended September 30, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Mark Wallace(4) President and Chief Executive Officer	2020	328,846	500,000	—	—	617,501	—	492,376	1,938,723

Christopher J. Eperjesy(5) Chief Financial Officer	2020	45,000	398,571	—	—	—	—	8,507	452,078

Leslie Wong(6) General Manager, China, Asia Pacific	2020	491,097	12,652	—	—	217,128	—	457,625	1,178,502

Jennifer Slater General Manager, Original Equipment and Products	2020	375,854	192,822	—	—	112,803	—	45,743	727,222

Petar Oklobdzija(7) General Manager, Americas	2020	448,965	226,878	—	—	144,063	—	53,654	873,560

John Barkhouse(8) Former Interim Chief Executive Officer	2020	546,330	—	—	—	—	—	—	546,330

Sean McLaughlan(8) Former Interim Chief Financial Officer	2020	489,848	—	—	—	—	—	—	489,848

Mark Lymbery(9) Former Interim Chief Financial Officer	2020	187,228	—	—	—	—	—	—	187,228

(1)

Amounts in this column reflect (i) for Mr. Wallace, a $500,000 sign-on bonus, (ii) for Mr. Eperjesy, a $158,571 sign-on bonus and a $240,000 guaranteed bonus under our AIP in respect of fiscal year 2020, (iii) for Mr. Wong, a “13th month” base salary bonus (which is a customary compensation element for our Chinese operations) and (iv) for Ms. Slater and Mr. Oklobdzija, a $192,822 and $226,878 retention bonus, respectively, pursuant to the 2018 Retention Agreements (as defined below).

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(2)	This column reflects amounts paid under our AIP in respect of fiscal year 2020, as described in more detail under “Annual Incentive Program” above.
(3)	This column reflects the following amounts:

Name	Vehicle ($)(a)	Financial Planning Services ($)(b)	Relocation Expenses ($)(c)	Tax Gross-Ups and Reimbursements ($)(d)	Retirement Plan Employer Contributions ($)(e)	Housing Allowance ($)(f)
Mark Wallace	4,615	6,472	23,340	457,949	—	—
Christopher J. Eperjesy	1,154	—	5,000	2,353	—	—
Leslie Wong	42,000	—	—	211,998	80,426	123,202
Jennifer Slater	14,308	—	—	—	31,436	—
Petar Oklobdzija	10,000	—	—	—	43,654	—

(a)	Vehicle: Reflects car allowance paid pursuant to our management car program and, for Mr. Wong, the value of a personal car service.
(b)	Financial Planning Services: Reflects amounts paid for expenses related to tax preparation or other financial planning pursuant to our Flexible Perquisite Program.
(c)	Relocation Expenses: Reflects reimbursement for or direct payment of relocation expenses.
(d)

Tax Gross-Ups and Reimbursements: Reflects tax gross-ups and other tax reimbursements for amounts paid to certain of our named executive officers as follows: (i) for Mr. Wallace, a $446,966 gross-up on his sign-on bonus and a $10,983 gross-up on his relocation expenses, (ii) for Mr. Eperjesy, a $2,353 gross-up on his relocation expenses and (iii) for Mr. Wong, $211,998 in reimbursement for benefit-in-kind deductions.

(e)

Retirement Plan Employer Contributions: Reflects employer contributions to retirement plans as follows: (i) for Mr. Wong, $80,426 in allowances to fund a personal pension plan and (ii) for Ms. Slater and Mr. Oklobdzija, (x) employer contributions made under our 401(k) Plan in February 2020 totaling $20,111 and $21,117, respectively and (y) employer contributions made under our Retirement Restoration Plan in February 2020 totaling $11,325 and $22,537, respectively.

(f)	Housing Allowance: Reflects Mr. Wong’s monthly housing allowance.
(4)	Mr. Wallace joined Clarios as our President and Chief Executive Officer on May 18, 2020.
(5)	Mr. Eperjesy joined Clarios as our Chief Financial Officer on August 24, 2020.
(6)

Mr. Wong’s compensation (other than the value of his personal car service) was paid in Chinese Yuan (CNY). For purposes of this table, amounts have been converted from CNY to US Dollars (USD) by using the exchange rate of 0.1473, which was in effect as of September 30, 2020.

(7)	Mr. Oklobdzija’s employment with us terminated as of October 1, 2020.
(8)

Messrs. Barkhouse and McLaughlan are employees of Brookfield who provided services to us as interim Chief Executive Officer and interim Chief Financial Officer, respectively, pursuant to secondment agreements between us and Brookfield, as described in more detail under “—Employment Arrangements; Secondment Agreements” below. Amounts in this table reflect fees paid to Brookfield pursuant to the secondment agreements as consideration for Messrs. Barkhouse’s and McLaughlan’s services. Mr. Barkhouse’s role as interim Chief Executive Officer terminated on May 17, 2020 and Mr. McLaughlan’s role as interim Chief Financial Officer terminated on August 23, 2020.

(9)

Mr. Lymbery is an employee of APS who provided services to us as interim Chief Financial Officer pursuant to an agreement between us and APS, as described in more detail under “—Employment Arrangements; Secondment Agreements” below. Amounts in this table reflect fees paid to APS pursuant to the secondment agreement as consideration for Mr. Lymbery’s services. Mr. Lymbery’s role as interim Chief Financial Officer terminated on November 8, 2019.

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Grants of Plan-Based Awards

The following table sets forth information with respect to plan-based awards granted to our named executive officers during our fiscal year ended September 30, 2020.

Name	Grant Date	Non-Equity Incentive Plan Awards: Number of Shares of Stock or Units (#)		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
				Threshold ($)	Target ($)	Maximum ($)
Mark Wallace	2/12/2020	2,322,144	(1)	—	—	—
	2/12/2020	580,536	(2)	—	—	—
	—	—		475,000	950,000	1,900,000	(3)

Christopher J. Eperjesy	8/24/2020	633,312	(1)	—	—	—
	8/24/2020	158,328	(2)	—	—	—

Leslie Wong(4)	12/16/2019	263,880	(1)	—	—	—
	12/16/2019	65,970	(2)	—	—	—
	—	—		107,489	214,978	429,956	(3)

Jennifer Slater	12/16/2019	422,208	(1)	—	—	—
	12/16/2019	105,552	(2)	—	—	—
	—	—		86,771	173,543	347,085	(3)

Petar Oklobdzija(5)	12/16/2019	501,372	(1)	—	—	—
	12/16/2019	125,343	(2)	—	—	—
	—	—		113,435	226,870	453,740	(3)

John Barkhouse	—	—		—	—	—

Sean McLaughlan	—	—		—	—	—

Mark Lymbery	—	—		—	—	—

(1)

Reflects grants of General Option Units under the Executive LTIP. General Option Units vest 20% on each of the first five anniversaries of January 1, 2020 (or, for Mr. Eperjesy, January 1, 2021). Because there is no threshold, target or maximum payout associated with General Option Units, we have not disclosed estimated future payouts with respect to them.

(2)

Reflects grants of Stretch Option Units under the Executive LTIP. Stretch Option Units vest 20% on each of the first five anniversaries of January 1, 2020 (or, for Mr. Eperjesy, January 1, 2021). Because there is no threshold, target or maximum payout associated with Stretch Option Units, we have not disclosed estimated future payouts with respect to them.

(3)	The amounts in these rows represent the range of potential payouts under our AIP, as described in more detail under “Annual Incentive Program” above.
(4)

Mr. Wong’s AIP target, threshold and maximum payouts were originally denominated in CNY. For purposes of this table, amounts have been converted from CNY to USD by using the exchange rate of 0.1473, which was in effect as of September 30, 2020.

(5)	In connection with Mr. Oklobdzija’s termination of employment, all of his General Option Units and Stretch Option Units under the Executive LTIP were forfeited.

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Narrative Description to the Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Arrangements

Executive Offer Letters

On March 20, 2020, we entered into an offer letter with Mr. Wallace to serve as our Chief Executive Officer and member of our Board (the “Wallace Offer Letter”). In addition, on July 10, 2020, we entered into an offer letter with Mr. Eperjesy to serve as our Chief Financial Officer (together with the Wallace Offer Letter, the “Offer Letters”).

Under the Offer Letters, which do not have fixed durations, Messrs. Wallace’s and Eperjesy’s initial base salaries were set at $950,000 and $585,000, respectively. Messrs. Wallace and Eperjesy are eligible to participate in the AIP with target opportunities of 100% and 80% of base salary, respectively. For 2020, Mr. Eperjesy’s AIP bonus was guaranteed at $240,000.

In addition, the Offer Letters provide for (i) participation in the Executive LTIP, the terms of which are described under “—Clarios International LP Executive Long-Term Incentive Plan” above, (ii) participation in the Deferred Compensation Plan, the terms of which are described under “Retirement Benefits” above, (iii) a one-time after-tax lump sum cash bonus for Mr. Wallace of $500,000, which was paid upon the successful completion of Mr. Wallace’s first 30 days of service and (iv) one-time after-tax lump sum cash bonuses for Mr. Eperjesy of $80,000 and $820,000, which were paid on the first pay date following Mr. Eperjesy’s start date and upon the successful completion of 6 months of service, respectively. Finally, the Offer Letters provide for certain benefits and perquisites, including relocation benefits, participation in our Flexible Perquisite Program, participation in our management car allowance program with a $15,000 per year car allowance, participation in our health and welfare benefits programs and our 401(k) Plan, and four weeks of vacation per year.

In the event of a termination of Messrs. Wallace’s or Eperjesy’s employment by us without Cause or Mr. Wallace’s resignation for Good Reason (each as defined in the applicable Offer Letter), Messrs. Wallace or Eperjesy, as applicable, will be entitled to receive the following severance payments and benefits: (i) a lump-sum cash payment equal to (x) 1.5 times for Mr. Wallace and (y) 1 times for Mr. Eperjesy, in each case, the sum of their then-current base salary and target annual bonus, (ii) (x) 1.5 years for Mr. Wallace and (y) 1 year for Mr. Eperjesy, in each case, of health and welfare benefit continuation at then current employee contribution levels, (iii) any earned but unpaid prior year’s bonus and (iv) 1 year of senior executive-level outplacement services.

Pursuant to the Offer Letters, Messrs. Wallace and Eperjesy are subject to certain restrictive covenants, including an 18-month post-termination non-competition restriction and post-termination customer and employee non-solicitation restrictions of 18 months for Mr. Wallace and 2 years for Mr. Eperjesy.

Retention Agreements

On June 8, 2018, we entered into retention bonus agreements with Ms. Slater and Mr. Oklobdzija, respectively (the “Slater 2018 Retention Agreement” and the “Oklobdzija 2018 Retention Agreement” and, collectively the “2018 Retention Agreements”). In addition, on December 18, 2019 we entered into a second retention agreement with Ms. Slater (the “Slater 2019 Retention Agreement”) and on June 17, 2020, we entered into a second retention agreement with Mr. Oklobdzija (the “Oklobdzija 2020 Retention Agreement” and collectively with the Slater 2019 Retention Agreement and the 2018 Retention Agreements, the “Retention Agreements”).

Pursuant to the 2018 Retention Agreements, Ms. Slater and Mr. Oklobdzija were entitled to receive cash bonuses equal to 50% of their then current base salary on each of (x) the consummation of the sale of the Clarios business from Johnson Controls, Inc. and (y) the first anniversary of such sale, subject to their continued employment through the applicable date. The bonuses under the 2018 Retention Agreements were paid to Ms. Slater and Mr. Oklobdzija on May 1, 2019 and May 1, 2020.

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Pursuant to the Slater 2019 Retention Agreement, Ms. Slater is entitled to receive three cash payments each equal to 75% of her then current base salary on April 30, 2021, April 30, 2022 and April 30, 2023, subject to (i) her continued employment through the applicable vesting date and (ii) not being in breach of any provisions of the Slater 2019 Retention Bonus or any other agreement with Clarios. In the event Ms. Slater’s employment is involuntarily terminated other than for cause or is terminated due to her death or disability, any unpaid portion of the payments under the Slater 2019 Retention Agreement would accelerate in full and be payable as soon as practicable following her termination date.

Pursuant to the Oklobdzija 2020 Retention Agreement, Mr. Oklobdzija was entitled to receive two cash payments each equal to 50% of his then current base salary on September 30, 2021 and September 30, 2022, subject to (i) his continued employment though the applicable vesting date, (ii) meeting his performance expectations for the fiscal year 2021 and 2022, respectively, as determined by the President and Chief Executive Officer of Clarios and (iii) not being in breach of any provision of the Oklobdzija 2020 Retention Bonus or any other agreement with Clarios. Upon Mr. Oklobdzija’s involuntary termination without cause on October 1, 2020, the payments under the Oklobdzija 2020 Retention Agreement accelerated in full.

Under the Retention Agreements, Ms. Slater and Mr. Oklobdzija are subject to certain restrictive covenants, including a one-year post-termination non-competition restriction and two-year post-termination customer and employee non-solicitation restrictions.

Special Bonus Awards

On December 6, 2019, each of Ms. Slater and Mr. Oklobdzija were granted special bonus awards (the “Special Bonus Awards”), which provide for eligibility to receive bonuses equal to 20% of their base salary on each of December 31, 2020, December 31, 2021 and December 31, 2022, in each case subject to their continued employment through the applicable vesting date. In the event of a termination of employment due to death, disability or retirement, each of Ms. Slater and Mr. Oklobdzija would be entitled to receive a prorated portion of the next tranche of the Special Bonus Award scheduled to be paid. In the event of a termination of employment for any other reason, any unpaid portion of the Special Bonus Award would be forfeited. In connection with Mr. Oklobdzija’s termination of employment on October 1, 2020, his Special Bonus Award was forfeited in its entirety.

Secondment Agreements

On August 15, 2019, we entered into a secondment agreement with Brookfield pursuant to which Mr. Barkhouse would provide services to us as our interim Chief Executive Officer, and on October 28, 2019, we entered into a secondment agreement with Brookfield pursuant to which Mr. McLaughlan would provide services to us as our interim Chief Financial Officer (collectively, the “Secondment Agreements”). Pursuant to the Secondment Agreements, Messrs. Barkhouse and McLaughlan remained employees of Brookfield and Brookfield remained responsible for all of their compensation and benefits. In exchange, we paid Brookfield $72,844 and $51,563 per month for the services of Messrs. Barkhouse and McLaughlan, respectively. The Secondment Agreements terminated in connection with the cessation of Messrs. Barkhouse’s and McLaughlan’s service as interim Chief Executive Officer and interim Chief Financial Officer on May 17, 2020 and August 23, 2020, respectively.

On May 22, 2019, we entered into a secondment agreement with APS pursuant to which Mr. Lymbery would provide services to us as our interim Chief Financial Officer (the “APS Agreement”). Pursuant to the APS Agreement, Mr. Lymbery remained an employee of APS and APS remained responsible for all of this compensation and benefits. In exchange, we paid APS $200,000 per month and reimbursed APS for all reasonable and out-of-pocket expenses incurred in connection with Mr. Lymbery’s services (e.g., travel, lodging, meals). The APS Agreement terminated in connection with the cessation of Mr. Lymbery’s service as interim Chief Financial Officer on November 8, 2019.

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Omnibus Equity Incentive Plan

In connection with this offering, we intend to establish an omnibus equity incentive plan pursuant to which we may grant stock options, restricted stock awards, restricted stock units and other equity and equity-based awards to employees and other individual service providers.

Outstanding Equity Awards at Fiscal Year-End

There have been no equity-based compensation programs and consequently there were no equity awards outstanding as of the end of our fiscal year ended September 30, 2020.

Option Exercises and Stock Vested

There have been no equity-based compensation programs and consequently no stock options were exercised and no stock awards vested during our fiscal year ended September 30, 2020.

Pension Benefits and Nonqualified Deferred Compensation

During our fiscal year ended September 30, 2020, none of our named executive officers received pension benefits. The following table contains information with respect to the participation of our named executive officers in the Retirement Restoration Plan and the Deferred Compensation Plan, each of which provide for the deferral of compensation on a basis that is not tax-qualified, as of the end of our fiscal year ended September 30, 2020. The material terms and conditions of the Retirement Restoration Plan are set forth under “Retirement Benefits” above.

Name	Executive Contributions in Last fiscal year ($)	Company Contributions in Last fiscal year ($)(1)	Aggregate Earnings in Last fiscal year ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mark Wallace	—	—	—		—	—
Christopher J. Eperjesy	—	—	—		—	—
Leslie Wong	—	—	—		—	—
Jennifer Slater	—	11,325	336	(2)	0	27,401	(3)
Petar Oklobdzija	—	22,537	2,678	(4)	0	198,815	(5)
John Barkhouse	—	—	—		—	—
Sean McLaughlan	—	—	—		—	—
Mark Lymbery	—	—	—		—	—

(1)	The amounts in this column reflect contributions under the Retirement Restoration Plan and are reflected in the Summary Compensation Table.
(2)	Reflects dividends earned under the Retirement Restoration Plan.
(3)	Reflects aggregate account balance under the Retirement Restoration Plan.
(4)	Reflects (i) $1,925 in dividends earned under the Retirement Restoration Plan and (ii) $753 in dividends earned under the Deferred Compensation Plan.
(5)	Reflects aggregate account balance of (i) $146,707 under the Retirement Restoration Plan and (ii) $52,108 under the Deferred Compensation Plan.

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Potential Payments Upon Termination or Change in Control

The below table sets forth information regarding contractual payments that would be made to our named executive officers upon the occurrence of certain termination and/or change in control events. In estimating the value of such payments, the table assumes that the named executive officer’s employment was terminated and/or a change in control of Clarios occurred, in each case on September 30, 2020 (other than Mr. Oklobdzija’s termination of employment, as described in more detail below).

Name	Qualifying Termination(1)			Death, Disability or Retirement(2)	Change in Control(3)
	Severance ($)	Health and Welfare Benefits ($)	Outplacement Services ($)	Retention Bonus ($)	Executive LTIP ($)
Mark Wallace	2,850,000	39,139	9,200	—
Christopher J. Eperjesy	1,053,000	31,049	9,200	—
Leslie Wong	—	—	9,200	—
Jennifer Slater	1,426,906	30,678	9,200	902,422
Petar Oklobdzija	1,071,650	17,252	4,600	—
John Barkhouse	—	—	—	—	—
Sean McLaughlan	—	—	—	—	—
Mark Lymbery	—	—	—	—	—

(1)

Reflects (i) for Messrs. Wallace and Eperjesy, certain severance payments and benefits to which they are entitled under the Offer Letters upon a termination of employment without cause and, in the case of Mr. Wallace, a resignation for good reason, as described in more detail under “—Employment Arrangements” above, (ii) for Ms. Slater, certain severance payments and benefits for which she is eligible under the Severance Policy upon a termination of employment without cause, as described in more detail under “—Severance Policy” below, (iii) for Ms. Slater, accelerated vesting of her retention bonuses under the Slater 2019 Retention Agreement, as described in more detail under “—Employment Arrangements” above, (iv) for Mr. Oklobdzija, the severance payments and benefits paid or provided in connection with Mr. Oklobdzija’s termination of employment on October 1, 2020 pursuant to his separation agreement and release of claims, as described in more detail under “—Oklobdzija Separation Agreement” below, (v) for Mr. Oklobdzija, the accelerated vesting of his retention bonuses under the Oklobdzija 2020 Retention Agreement upon his termination of employment, as described in more detail under “—Employment Arrangements” above and (vi) for Mr. Wong, 52 weeks of outplacement services.

(2)

Reflects (i) accelerated vesting of Ms. Slater’s retention bonuses under the Slater 2019 Retention Agreement, as described in more detail under “—Employment Arrangements” above, and (ii) a prorated portion of that tranche of Ms. Slater’s Special Bonus Award scheduled to be paid on December 31, 2020, as described in more detail under “—Employment Arrangements” above.

(3)

Reflects proceeds that our named executive officers would be entitled to in respect of their General Option Units and Stretch Option Units under the Executive LTIP (as described in more detail under “—Other Compensation Plans; Clarios International LP Executive Long-Term Incentive Plan”) (i) assuming that a change in control of Clarios occurred under the Executive LTIP as a result of a sale of Clarios to a person or entity not affiliated with Brookfield and (ii) based on an initial public offering price of $         per share (the bottom of the estimated initial public offering price range set forth on the cover page of this prospectus).

Severance Policy

U.S.-based employees of Clarios (including our U.S.-based named executive officers) who do not otherwise have contractual severance protections are eligible to participate in our U.S. Severance Policy (the “Severance Policy”), pursuant to which our U.S.-based named executive officers are eligible to receive (i) cash severance equal to 52 weeks of base salary (payable either in a lump sum or through salary continuation), (ii) a pro-rated target bonus for the year of termination (with a minimum of 3 months of pro-ration), (iii) 52 weeks of continued

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health and welfare benefits at the then-current employee contribution levels and (iv) 52 weeks of outplacement services. Severance under the Severance Policy is subject to the named executive officer’s execution of a general release of claims against the Company and a restrictive covenant agreement containing a one-year post-termination non-competition restriction, two-year post-termination customer and employee non-solicitation restrictions and perpetual confidentiality obligations.

Oklobdzija Separation Agreement

In connection with Mr. Oklobdzija’s termination of employment on October 1, 2020, we entered into a separation agreement and release of claims with Mr. Oklobdzija, dated October 13, 2020 (the “Separation Agreement”). Pursuant to the terms of the Separation Agreement and in exchange for a release of all claims against the Company, Mr. Oklobdzija received the following payments: (i) $17,452, reflecting two weeks of base pay in lieu of written notice of termination; (ii) $453,740, reflecting 52 weeks of continued base salary; (iii) $56,718, reflecting 25% of Mr. Oklobdzija’s target annual bonus under the AIP; (iv) a $90,000 lump-sum payment; (v) continued health and welfare benefits coverage, with Mr. Oklobdzija paying the rate for medical coverage that is paid by our active employees, for the shorter of 52 weeks or until such time that Mr. Oklobdzija becomes eligible for medical and/or dental coverage under a plan of a future employer; and (vi) 26 weeks of outplacement services. The Separation Agreement contained certain restrictive covenants, including a one-year post-termination non-competition restriction, one-year post-termination customer and employee non-solicitation restrictions and perpetual confidentiality, non-disparagement and continued cooperation obligations.

Restrictive Covenants

In addition to the restrictive covenants under the Offer Letters, Retention Agreements and the Severance Policy, each of our named executive officers (other than Messrs. Barkhouse, McLaughlan and Lymbery) are subject to certain restrictive covenants under our AIP, including a one-year post-termination non-competition restriction, two-year post-termination customer and employee non-solicitation restrictions and perpetual confidentiality and non-disparagement obligations.

Compensation of our Directors

The following table sets forth information concerning the compensation earned by certain of our non-employee directors during the fiscal year ended September 30, 2020. No other director received compensation for service on our board of directors.

Name	Fees Earned or Paid in Cash ($)	Total ($)
Michael Norona	$147,500	$147,500
Steven Girsky	$137,500	$137,500

For the first three quarters of the fiscal year ended September 30, 2020, Messrs. Norona and Girsky each received a prorated annual cash retainer of $125,000. In addition, Mr. Norona received an additional prorated annual cash retainer of $15,000 for his service as Audit Committee Chair. Effective for the fourth quarter of fiscal year ended September 30, 2020, Messrs. Norona and Girsky each received a prorated annual cash retainer of $150,000. In addition, for that same period, (i) Mr. Norona received an additional prorated annual cash retainer of $20,000 for his service as Audit Committee Chair and (ii) Mr. Girsky received an additional prorated annual cash retainer of $15,000 for his service as Risk Management Committee Chair and an additional prorated annual cash retainer of $10,000 for his service on the Audit Committee. Members of our board were also eligible for reimbursement for reasonable travel and other out-of-pocket expenses.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”

Registration Rights Agreement

In connection with this offering, we will enter into the Registration Rights Agreement with the Sponsor Group, which will provide for customary “demand” registrations and “piggyback” registration rights. The Registration Rights Agreement also will provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Stockholders Agreement

In connection with this offering, we will enter into the Stockholders Agreement with the Sponsor Group. The Stockholders Agreement will require us to, among other things, for so long as the Sponsor Group is controlled by Brookfield and the Sponsor Group owns or controls at least: (i)    % of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to                  directors, (ii)    % of the aggregate number of outstanding shares of our common stock, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to    % directors and (iii)    % of the aggregate number of outstanding shares of our common stock,, nominate a number of Sponsor Directors such that, upon the election of each such individual, the number of Sponsor Directors serving as directors of our company will be equal to at least the greater of (x)     % of the total number of directors on our board of directors and (y)                  directors. For so long as the Stockholders Agreement remains in effect, Sponsor Directors may be removed only with the consent of the Sponsor Group. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the Stockholders Agreement will require us to nominate an individual designated by the Sponsor Group for election to fill the vacancy.

Pursuant to the Stockholders Agreement, for so long as the Sponsor Group continues to own or control at least     % of our issued and outstanding common stock, written approval by the Sponsor Group will be required for certain corporate actions. These actions include: (i) certain amendments to our certificate of incorporation and bylaws; (ii) any increase or decrease in the size of our board of directors; (iii) hiring and termination of our chief executive officer and chief financial officer; (iv) entry into any new line of business or other material change in the scope or nature of our or our subsidiaries’ business or operations, taken as a whole; (v) the incurrence of indebtedness, including the entry into any guarantee in respect of indebtedness, in each case in excess of $                 million, other than working capital loans and other similar transactions in the ordinary course of business; (vi) the creation, issuance or sale (by reclassification, merger, consolidation, reorganization or otherwise) of equity securities by us or any securities convertible into our equity securities, provided that the consent of the Sponsor Group shall not be required in connection with the grant or issuance of equity or equity-based awards to employees, officers, directors, consultants or other persons performing services for Clarios or

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any of its subsidiaries, or in connection with the issuance of common stock upon the exercise, conversion or settlement of such awards, pursuant to any equity incentive plans as in existence on the date of the Stockholders Agreement or that are thereafter adopted by the board of directors; (vii) the declaration or payment of dividends on capital stock; and (viii) any acquisition or disposition of any asset or business having consideration or fair value in excess of $                 million, including any transaction resulting in any “person” or “group” (as such terms are used for purposes of Section 13(d) of the Exchange Act) becoming the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our capital stock entitled to vote generally in the election of our directors or acquires the power to direct or cause the direction of our management and policies, whether through the ownership of voting securities, by contract or otherwise.

Indemnification of Directors and Officers

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Transactions with Related Parties

Upon the consummation of this offering, we will adopt a written related person transaction policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Existing arrangements with related parties and new arrangements with related parties that are entered into in connection with this offering, in each case (i) that are described in this prospectus, (ii) including any subsequent amendment to any such arrangement that is not material to the Company and (iii) any ancillary services provided in connection therewith, will not require review, approval or ratification pursuant to the policy.

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Tax Receivable Agreement

In connection with this offering, we will enter into a tax receivable agreement with the Sponsor Group. We and our subsidiaries have generated, or are expected to generate, certain tax benefits, which may reduce the actual liability for certain taxes that we might otherwise be required to pay. These tax benefits, which we collectively refer to as the Covered Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our assets as of the time of the consummation of this offering, (ii) the utilization of our and our subsidiaries’ net operating losses and tax credits, if any, attributable to periods prior to this offering, and (iii) certain other tax benefits attributable to payments made under the tax receivable agreement. The tax receivable agreement provides for payments to the Sponsor Group in an amount equal to     % of the aggregate reduction in U.S. federal, state, and local income taxes payable realized by us and our subsidiaries (using an assumed combined state and local income tax rate of     %) from the utilization of such Covered Tax Benefits.

The obligations under the tax receivable agreement will be our obligations and not obligations of our subsidiaries and are not conditioned upon the Sponsor Group maintaining a continued direct or indirect ownership interest in us. For purposes of the tax receivable agreement, the aggregate reduction in income tax payable by us will be computed by comparing our actual income tax liability with our hypothetical liability had we not been able to utilize the Covered Tax Benefits, taking into account several assumptions and adjustments, including, for example, that:

•	we will pay state and local taxes at a rate of %, even though our actual effective state and local tax rate may be materially lower;

•	tax benefits existing at the time of the offering are deemed to be utilized before any post-closing/after-acquired tax benefits;

•	a non-taxable transfer of assets by us to a non-consolidated entity is treated under the tax receivable agreement as a taxable sale at fair market value; and

•

a taxable sale or other taxable transfer of subsidiary stock by us is (in cases where the subsidiary’s tax basis in its assets exceeds our tax basis in the subsidiary’s stock) treated under the tax receivable agreement as a taxable sale of the subsidiary’s assets.

The foregoing assumptions and adjustments could cause us to be required to make payments under the tax receivable agreement that are significantly greater than the benefits we realize in respect of the Covered Tax Benefits.

The tax receivable agreement will become binding upon us upon the completion of this offering and will remain in effect until all such Covered Tax Benefits have been used or expired, unless the agreement is terminated early, as described below.

We expect that the payments we make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement will total between approximately $                 million and $                 million. Depending on the amount and timing of our future earnings (if any) and on other factors, including the effect of any limitations imposed on our ability to use the Covered Tax Benefits, it is possible that all payments required under the tax receivable agreement could become due within a relatively short period of time. The actual amount and utilization of the Covered Tax Benefits, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the amount, character, and timing of our and our subsidiaries’ taxable income in the future.

Payments under the tax receivable agreement are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on

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such payments will begin to accrue at a rate of LIBOR plus                  basis points from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of LIBOR plus                  basis points.

The tax receivable agreement provides that (i) if, at any time, we elect an early termination of the tax receivable agreement with approval of a majority of our independent directors or we are in material breach of our obligations under the agreement, or (ii) upon certain mergers, asset sales, or other transactions constituting a “change of control” under the tax receivable agreement, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to the Sponsor Group. Such payment would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income and tax liabilities to fully utilize such tax benefits. Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

In addition, were the Internal Revenue Service to successfully challenge the availability or amount of any of the Covered Tax Benefits, the Sponsor Group would not reimburse us for any payments previously made under the tax receivable agreement, but future payments under the tax receivable agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the Internal Revenue Service. As a result, we could make payments under the tax receivable agreement in excess of our actual cash savings in income tax.

We have full responsibility and sole discretion over all tax matters concerning the Company. However, we will be required to notify the Sponsor Group of any audit by a taxing authority, the outcome of which is reasonably expected to affect the Sponsor Group’s rights under the tax receivable agreement.

Certain risks related to the tax receivable agreement are discussed in greater detail above in the section entitled “Risk Factors.”

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DESCRIPTION OF MATERIAL INDEBTEDNESS

Senior Secured Credit Facilities

Concurrently with the closing of the Acquisition, the Borrower entered into a credit agreement with, among others, the Co-Borrower, Holdings, as holding company guarantor, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, providing for the Senior Secured Credit Facilities. On March 5, 2021 (the “Repricing Amendment Date”), the parties thereto entered into a repricing amendment to the Senior Secured Credit Facilities, which lowered the applicable margins related to the term loans thereunder.

Under the Senior Secured Credit Facilities, we have the ability to increase the amount of term loans or add a revolving facility, or incur equivalent debt, in an aggregate amount not to exceed (a) a “fixed” amount set at the greater of $1,330.0 million and 80% of consolidated EBITDA on a trailing four quarter basis plus (b) an additional amount subject to (i) if such indebtedness is secured by a lien on the collateral that is pari passu with the lien on the collateral securing the Senior Secured Credit Facilities, the first lien net leverage ratio not exceeding the greater of (1) 5.00 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the first lien net leverage ratio immediately prior to the incurrence of such indebtedness, (ii) if such indebtedness is secured by a lien on the collateral that is junior to the lien on the collateral securing the Senior Secured Credit Facilities, the secured net leverage ratio not exceeding the greater of (1) 5.50 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the secured net leverage ratio immediately prior to the incurrence of such indebtedness or (iii) if such indebtedness is unsecured or secured by assets that do not secure the Senior Secured Credit Facilities, either (x) the total net leverage ratio not exceeding the greater of (1) 6.60 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the total net leverage ratio immediately prior to the incurrence of such indebtedness or (y) the interest coverage ratio not being less than the lesser of (1) 2.00 to 1.00 and (2) if such indebtedness is incurred to finance a permitted acquisition or other permitted investment, the interest coverage ratio immediately prior to the incurrence of such indebtedness. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide commitments in respect of any such increase or incurrence.

Interest Rate and Fees

Amounts borrowed under the Senior Secured Credit Facilities are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate last quoted by The Wall Street Journal (or, if such rate is not quoted by The Wall Street Journal, another national publication selected by the administrative agent in consultation with the Borrower) as the U.S. “Prime Rate” in effect on such day, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of the USD Term Loan) or the EURIBOR rate (in the case of the Euro Term Loan) based on the interest period of the applicable borrowing and (ii) 0.00%.

After the Repricing Amendment, the applicable margin for the USD Term Loan is 2.25% per annum in the case of base rate loans and 3.25% per annum in the case of Eurodollar rate loans and the applicable margin for the Euro Term Loan is 3.25% per annum for EURIBOR rate loans. The applicable margin under the Revolving Facility is based on a leverage-based pricing grid which does not exceed 3.25% per annum (in the case of Eurodollar rate loans) and 2.25% per annum (in the case of base rate loans).

Following the Repricing Amendment, the Senior Secured Credit Facilities include certain provisions that provide for an automatic transition to a replacement benchmark to the U.S. Dollar LIBOR rate at a future date.

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We are required to pay an unused line fee to the lenders under the Revolving Facility on the committed but unutilized balance of the Revolving Facility at a rate of, initially, 0.50% per annum, subject to stepdowns upon the achievement of certain first lien net leverage ratios.

Mandatory Repayments

The credit agreement governing the Senior Secured Credit Facilities requires us to prepay outstanding term loans, subject to certain exceptions, with: (1) 100% of the net cash proceeds of any incurrence of debt not permitted under the Senior Secured Credit Facilities and debt incurred to refinance the Senior Secured Credit Facilities, (2) 50% (which percentage is reduced to 25% and 0% if our first lien net leverage ratio is less than specified levels) of our annual excess cash flow (as defined in the credit agreement governing the Senior Secured Credit Facilities) minus the amount of any voluntary prepayments of first lien term loans and certain other debt, and any voluntary prepayment of certain first lien revolving facilities to the extent such prepayment is accompanied by a permanent commitment reduction, in each case made (or committed to be made) during the applicable calculation period (or, at the Borrower’s option, after the applicable calculation period and prior to the payment due date) and further reduced by certain other amounts and (3) 100% (which percentage is reduced to 50% and 0% if our first lien net leverage ratio is less than specified levels) of the net cash proceeds of asset sales or other dispositions of assets constituting collateral pursuant to the “unlimited” basket (and including non-ordinary course casualty or condemnation events with respect to assets constituting collateral) by the Borrower or by any guarantor, subject to reinvestment rights and certain other exceptions. Mandatory repayments are applied pro rata across the term loans, subject to certain exceptions.

Voluntary Repayments

We may voluntarily prepay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, other than (i) customary “breakage” costs and (ii) a premium of 1.00% applicable to any prepayment of the Term Loan Facility that is made in connection with a “repricing transaction” (subject to certain exceptions) that occurs on or prior to the 6-month anniversary of the Repricing Amendment Date.

Amortization and Final Maturity

The USD Term Loan amortizes at 1% per annum in equal quarterly installments, with the balance payable at the time the Term Loan Facility matures. The Euro Term Loan does not amortize.

Guarantees and Security

Holdings and certain of the Borrower’s direct and indirect wholly-owned subsidiaries (and, at our option, other subsidiaries of the Borrower) unconditionally guarantee all obligations under the Senior Secured Credit Facilities (with certain agreed-upon exceptions).

All obligations under the Senior Secured Credit Facilities, and the guarantees of those obligations, are secured, subject to certain exceptions, by:

•	a pledge of 100% of the equity interests of the Borrower and certain of the equity interests held by the Borrower or any guarantor subsidiary; and

•	a security interest in substantially all other tangible and intangible assets of Holdings, the Borrower and each guarantor subsidiary, subject to certain permitted liens and customary exceptions.

The liens securing our obligations under the Senior Secured Credit Facilities are second priority liens on the “borrowing base” (and certain other) assets securing the ABL Facility and first priority liens on the other relevant assets of Holdings, the Borrower and the guarantor subsidiaries, subject to customary exceptions and liens permitted under the Senior Secured Credit Facilities.

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Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things and subject to certain exceptions, restrict the ability of Borrower and its restricted subsidiaries to, among other things:

•	incur additional indebtedness, including capital leases;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or certain indebtedness;

•	make investments, loans, advances and acquisitions;

•	enter into agreements with negative pledge clauses;

•	engage in transactions with our affiliates;

•	sell or dispose of assets, including the capital stock of our subsidiaries;

•	make certain fundamental changes, including consolidate or merge; and

•	create liens.

The credit agreement governing the Senior Secured Credit Facilities also contains a customary passive holding company covenant applicable to Holdings and a leverage-based financial covenant, applicable only to the Revolving Facility and only applicable if certain exposures thereunder exceed a threshold amount on the last day of a fiscal quarter.

The credit agreement governing the Senior Secured Credit Facilities also contains certain events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other events of default in connection with our other material indebtedness, a change of control and certain bankruptcy events, among others.

ABL Facility

Concurrently with the closing of the Acquisition, the Borrower entered into a credit agreement with, among others, the Co-Borrower, as U.S. co-borrower, Clarios Recycling GmbH, each of the other borrowers from time to time party thereto, Holdings, as holding company guarantor, Citibank, N.A. and/or its affiliates, as administrative agent and collateral agent, and the lenders and issuing banks party thereto, for an asset-based revolving credit facility which allowed us to draw up to $500 million, subject to borrowing base availability, and will mature in 2024. On March 5, 2020, the parties thereto entered into an incremental amendment to the ABL Facility which increased the aggregate commitments thereunder by $250 million to $750 million, subject to borrowing base availability. A sublimit of $375 million applies to German borrowers. We have the ability to request the issuance of letters of credit up to a maximum aggregate amount of $273 million. Under the ABL Facility, we have the ability to increase the amount of revolving commitments outstanding thereunder by certain amounts. The lenders under the ABL Facility are not under any obligation to provide commitments in respect of any such increase.

Amounts borrowed under the ABL Facility are subject to interest at a rate per annum equal to an applicable margin plus, at our option, either (a) for base rate loans denominated in U.S. Dollars, a base rate determined by reference to the highest of (i) the rate of interest announced publicly by Citibank, N.A. in New York, from time to time, as its prime rate, (ii) the Federal Funds Effective Rate plus 0.50% per annum and (iii) the one month U.S. Dollar LIBOR rate (which shall not be less than 0.00%) plus 1.00% per annum or (b) for Eurodollar rate loans denominated in U.S. Dollars or Euros, a rate determined by reference to the highest of (i) the U.S. Dollar LIBOR rate (in the case of U.S. Dollar denominated loans) or the EURIBOR rate (in the case of Euro denominated loans) based on the interest period of the applicable borrowing and (ii) 0.00%. Asset-based revolving loans denominated in other currencies are subject to interest at a rate per annum equal to an applicable margin plus the customary equivalent to the Eurodollar rate.

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The applicable margin with respect to borrowings under the ABL facility is based on a historical excess availability-based pricing grid which does not exceed 1.75% per annum (in the case of Eurodollar rate loans) and 0.75% per annum (in the case of base rate loans). We also are required to pay an unused line fee to the lenders under the ABL Facility on the committed but unutilized balance of the ABL Facility at a rate of 0.375% or 0.250% per annum, which varies depending on utilization.

The ABL Facility contains customary covenants and restrictions that, among other things and subject to certain exceptions, restrict the ability of the borrowers and their restricted subsidiaries to, among others:

•	incur additional indebtedness, including capital leases;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or certain indebtedness;

•	make investments, loans, advances and acquisitions;

•	enter into agreements with negative pledge clauses;

•	engage in transactions with our affiliates;

•	sell or dispose of assets, including the capital stock of our subsidiaries;

•	make certain fundamental changes, including consolidate or merge; and

•	create liens.

The credit agreement governing the ABL Facility also contains a customary passive holding company covenant applicable to Holdings.

The ABL Facility requires us to maintain a fixed-charge coverage ratio of at least 1.0 to 1.0 if Specified Availability (as defined below and more particularly defined in the credit agreement governing the ABL Facility) is less than the greater of (i) 10% of the maximum amount that can be borrowed under the ABL Facility, based on the lesser of the borrowing base and the aggregate commitments under the ABL Facility at such time (the “Line Cap”) and (ii) $50.0 million. “Specified Availability” is the sum of (i) the amount by which the Line Cap exceeds the total exposure under the ABL Facility at such time and (ii) the amount (if any, and not to be less than zero or exceed 5% of the aggregate commitments under the ABL Facility) by which the borrowing base at such time exceeds the aggregate commitments under the ABL Facility.

Certain of our direct and indirect wholly-owned subsidiaries may be co-borrowers under the ABL Facility. Such obligations are also unconditionally guaranteed by Holdings and each of the Borrower’s other direct and indirect wholly-owned subsidiaries (with certain agreed-upon exceptions).

All obligations under the ABL Facility, and the guarantees of those obligations, are secured by first priority liens on customary ABL priority collateral including accounts receivable, deposit and securities accounts and inventory, with customary exclusions (the “ABL Priority Collateral”) and second priority liens on the other relevant assets of Holdings, the co-borrowers and the guarantor subsidiaries, subject to customary exceptions and liens permitted under the ABL Facility.

The credit agreement governing the ABL Facility also contains certain events of default, including payment defaults, failure to perform or observe covenants (including a financial covenant), cross-defaults with other events of default in connection with our other material indebtedness, a change of control and certain bankruptcy events, among others.

The available borrowing capacity under the ABL Facility varies monthly according to the levels of our eligible accounts receivables, eligible unbilled receivables, eligible inventory and certain qualified cash and the amount of any reserves imposed by the administrative agent. In addition, there is no ability to borrow during a default or an event of default.

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The Secured Notes

6.250% Senior Secured Notes due 2026

On April 1, 2019, the Borrowers issued $1,000.0 million aggregate principal amount of 6.250% Senior Secured Notes due 2026. The 2026 USD Secured Notes mature on May 15, 2026. Interest accrues on the 2026 USD Secured Notes at a rate of 6.250% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The 2026 USD Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The 2026 USD Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

4.375% Senior Secured Notes due 2026

On April 1, 2019, the Borrowers issued €700.0 million aggregate principal amount of 4.375% Senior Secured Notes due 2026. The Euro Secured Notes mature on May 15, 2026. Interest accrues on the Euro Secured Notes at a rate of 4.375% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The Euro Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The Euro Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

6.750% Senior Secured Notes due 2025

On May 20, 2020, the Borrower issued $500.0 million aggregate principal amount of 6.750% Senior Notes due 2025. The 2025 Secured Notes mature on May 15, 2025. Interest accrues on the 2025 Secured Notes at a rate of 6.750% per annum from May 20, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The 2025 Secured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The 2025 Secured Notes are senior secured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

The Secured Notes and the related guarantees are the Borrowers’ and the guarantors’ senior secured obligations and rank (i) pari passu in right of payment with all of the Borrowers’ and the guarantors’ existing and future senior indebtedness; (ii) senior in priority as to certain fixed asset collateral under the ABL Facility, to the extent of the value of such collateral; (iii) junior in priority as to certain priority collateral under the ABL Facility, to the extent of the value of such collateral; (iv) pari passu in priority as to collateral under the Term Loan Facility and Revolving Facility of the Senior Secured Credit Facilities; and (v) senior in priority as to certain fixed asset collateral with respect to the Borrowers’ and the guarantors’ future obligations secured by a junior priority lien on the fixed asset collateral, to the extent of the value of such collateral.

If, prior to maturity, we experience certain kinds of changes of control, we are required to offer to repurchase any or all of the Secured Notes at a repurchase price equal to 101% of the aggregate principal amount of the Secured Notes, plus any accrued and unpaid interest.

The indentures governing the Secured Notes also contain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to: (i) incur certain liens; (ii) transfer or sell assets; and (iii) merge or consolidate.

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The indentures governing the Secured Notes also contain customary events of default, including (i) failure to pay principal or interest on the Secured Notes when due and payable; (ii) failure to comply with certain covenants or agreements in indenture if not cured or waived as provided in the indenture, as applicable; (iii) failure to pay our indebtedness or indebtedness of any Restricted Subsidiary (as such term is defined in the applicable indenture) in excess of the greater of (x) $350.0 million or (y) 22.5% of Consolidated EBITDA (as such term is defined in the applicable indenture) measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination within any applicable grace period after maturity or acceleration; (iv) certain events of bankruptcy, insolvency, or reorganization; (v) failure to pay any judgment or decree for an amount in excess of the greater of (x) $350.0 million or (y) 22.5% of Consolidated EBITDA measured for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination against us or any Significant Subsidiary (as such term is defined in the applicable indenture) that was not discharged, waived or stayed as provided in the applicable indenture; and (vi) cessation of any guarantee of Holdings or any guarantor that is a Significant Subsidiary to be in full force and effect or an assertion by the Borrower or any guarantor that is a Significant Subsidiary in any pleading in any court of competent jurisdiction that any security interest in the Secured Notes is invalid or unenforceable. In the case of an event of default, the principal amount of the applicable Secured Notes plus accrued and unpaid interest would be accelerated.

The Unsecured Notes

8.500% Senior Notes due 2027

On April 1, 2019, the Borrowers issued $1,950.0 million aggregate principal amount of 8.500% Senior Notes due 2027, pursuant to an indenture, dated as of April 1, 2019, among the Borrowers, Holdings, and Citibank, N.A., as trustee, paying agent, registrar and transfer agent. The Unsecured Notes mature on May 15, 2027. Interest accrues on the Unsecured Notes at a rate of 8.500% per annum from April 1, 2020, and interest is payable semi-annually on May 15 and November 15 of each year. The Unsecured Notes were offered and sold in transactions not required to be registered under the Securities Act and are not entitled to any registration rights. The Unsecured Notes are unsecured obligations and are and will be, as applicable, jointly and severally, unconditionally guaranteed by Holdings, which owns, directly or indirectly, all of the equity interests of the Borrowers, and each of the Borrower’s existing and future wholly-owned subsidiaries that guarantee the Borrowers’ obligations under the term loans and cash flow revolver of the Senior Secured Credit Facilities.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of                 , 2021, by:

•	each person or group whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of                 , 2021. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes                  shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on                  shares of common stock outstanding as of                 , 2021, and                  shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each listed stockholder is: c/o Clarios International Inc., 5757 N Green Bay Avenue, Milwaukee, Wisconsin, 53209. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent %	Number	Percent %
5% Shareholders
Entities affiliated with the Sponsor Group(2)
Directors and Officers
Mark Wallace
Christopher J. Eperjesy
Anthony Moore
Gerardo Gonzalez Aleu Gonzalez
Jennifer L. Slater
Leslie Wong
Dr. Werner Benade
Claudio Morfe
Wendy Radtke
Becky Kryger
All directors and officers as a group ( persons)

*	Less than 1% ownership.

(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)

Includes: (i)                  shares of common stock collectively held by                and                (the “Brookfield Funds”) and (ii)                 shares of common stock collectively held by                and                (the “CDPQ Funds”). Each of Brookfield and Caisse de dépôt et placement du Québec may be deemed to beneficially own the shares of common stock held by the Brookfield Funds and the CDPQ Funds, respectively, but each disclaims beneficial ownership of such shares. The address of the Brookfield Funds is                . The address of the CDPQ Funds is                .

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DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share.

Common Stock

Common stock outstanding. As of                  , 2021 there were                  shares of common stock outstanding which were held of record by                  stockholders. There will be                  shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Clarios, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

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•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of                 , which would apply so long as the shares of common stock remains listed on                 , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares of common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors. See also “Dividend Policy.”

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Stockholder Meetings

Our amended and restated certificate of incorporation and our bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated certificate of incorporation will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of the board, the chief executive officer or the president of the Company, or, until the time that the Sponsor Group is no longer controlled by Brookfield or the Majority Ownership Requirement is no longer met, at the request of the Sponsor Group. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.

Corporate Opportunity

Our amended and restated certificate of incorporation will renounce, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Sponsor Group or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

In addition, to the fullest extent permitted by law, in the event that the Sponsor Group or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.

Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Anti-Takeover Effects of our Amended and Restated Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation and bylaws will contain, and the DGCL contains, certain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

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No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Classified Board; Election of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. We expect that the Sponsor Directors will be divided as nearly as equally among the three classes of directors as is practicable. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, that following the time when the Majority Ownership Requirement is no longer met, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, further, however, that specified directors designated pursuant to the Stockholders Agreement may not be removed without cause without the consent of the designating party. In addition, our amended and restated certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, that following the time when the Majority Ownership Requirement is no longer met, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

Action by Written Consent; Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting or, until the time that the Sponsor Group is no longer controlled by Brookfield or the Majority Ownership Requirement is no longer met, by written consent of the Sponsor Group in lieu of a meeting. Our amended and restated certificate of incorporation will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of the board of directors, the chief executive officer or the president of the Company or, until the time that the Sponsor Group is no longer controlled by Brookfield or the Majority Ownership Requirement is no longer met, at the request of holders of

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the Sponsor Group. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Sponsor Group so long as the Sponsor Group is controlled by Brookfield and the Majority Ownership Requirement is met. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

Supermajority Approval Requirements

The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and bylaws will provide that, following the time that the Majority Ownership Requirement is no longer met, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director;

•	the provision regarding forum selection; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

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Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of                 . The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred Stock” and “—Authorized but Unissued Capital Stock” above.

Business Combinations with Interested Stockholders

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We will expressly elect not to be governed by the “business combination” provisions of Section 203 of the DGCL until such time as no party to our stockholders agreement beneficially owns                 % or more of the then outstanding shares of our common stock, at which time we will automatically become subject to Section 203 of the DGCL. However, our amended certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless (i) the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding shares entitled to vote generally in the election of directors at the time the transaction commenced; or (iii) on or after such time, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding shares entitled to vote generally in the election of directors that are not owned by the interested stockholder. Our amended certificate of incorporation will provide that the Sponsor Group and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.

Exclusive Forum

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

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Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any current or former director, officer, stockholder or employee of the Company to the Company or our stockholders; (iii) any action asserting a claim against us arising under the DGCL, our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including, in each case, the applicable rules and regulations promulgated thereunder. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. See “Risk factors—Risks Related to our Common Stock and this Offering—The provision of our amended and restated certificate of incorporation requiring exclusive forum in certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.”

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, investors will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder as a result of our forum selection provisions.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or

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fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Listing

We have applied to list the common stock on the                  under the symbol “                .”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is                 .

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MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions of cash or other property will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable IRS Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

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Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations the preamble to which states that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from the sale, exchange, redemption or other taxable disposition of our common stock. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

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Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have                  shares of common stock (or                  shares of common stock outstanding if the underwriters exercise their option to purchase additional shares of common stock in full) as of                 , 2021. Of these shares, the                  shares (or                  shares if the underwriters exercise their option to purchase additional shares of common stock in full) sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.

After 90 days from the date of this prospectus.

After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

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Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

In connection with this offering, we will enter into an agreement that will provide that certain holders of our capital stock, including the Sponsor Group, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Lock-up Agreements

We, our directors and executive officers and holders of substantially all of our common stock, have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of                . See “Underwriting.”

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UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                .

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A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain exceptions, we will not, without the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or publicly file with, the SEC a registration statement under the Exchange Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to undertake any of the foregoing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities.

Our directors and executive officers, and holders of substantially all of our common stock (the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of them, with limited exceptions, for a period of 180 days after the date of this prospectus, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)); (ii) enter into any hedging, swap or other agreement, transaction or arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise; (iii) make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable for our common stock, except as those demands or exercises do not involve any public disclosure or filing; or (iv) publicly disclose the intention to undertake any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

BofA Securities, Inc. and J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, any stockholder who is neither

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subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on                  under the symbol “                .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                 , in the over-the-counter market or otherwise. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

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Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In connection with the offering,                  are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

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provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering,             are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

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Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding

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Up and Miscellaneous Provisions) Ordinance (Cap. 32 of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

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(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the common stock may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Republic of Korea

The shares of our common stock have not been registered under the Financial Investment Services and Capital Markets Act of Korea. Accordingly, due to restrictions under and the requirements of the securities laws of the Republic of Korea, the shares of our common stock are not being offered or sold and may not be offered or sold, and the registration statement of which this prospectus forms a part may not be circulated or distributed, directly or indirectly, in such jurisdiction. Persons located in or who are resident of such jurisdiction will not be permitted to acquire, directly or indirectly, any shares of our common stock in this offering, except as permitted by law applicable to such person and full compliance with such law.

Notice to Prospective Investors in Saudi Arabia

This prospectus has been prepared on the basis that prospective investors in the Fund are “Sophisticated” investors as defined by Article 74(b) of Investment Funds Regulations issued by the Capital Markets Authority’s board and therefore distribution of the prospectus will be carried out through a distributor who will provide investors with the same documentation that the foreign fund made available to investors in other jurisdictions, and ensure that any information provided by the distributor to the investors is complete, accurate and not misleading.

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Investment Fund Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered at any time, directly or indirectly, in the State of Qatar in a manner that would constitute a public offering or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. The sale and marketing of the Units in this prospectus are made to qualified investors only. This prospectus has not been, and will not be, filed with, reviewed by or approved by the Qatar Central Bank, the Qatar Financial Markets Authority or any other relevant Qatari authority or any other regulator in the State of Qatar and may not be publicly distributed. This

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prospectus and the information contained therein are intended for original recipient only, may not be shared with any third-party in Qatar and should not be provided to any other person. This prospectus not for general circulation in the State of Qatar and should not be reproduced or used for any other purpose and any distribution or reproduction of this document by the recipient to third parties in Qatar is not permitted and shall be at the liability of such recipient. The prospectus is not, and will not be, registered with Qatar Central Bank or with the Qatar Financial Centre Regulatory Authority.

Notice to Prospective Investors in Kuwait

This prospectus is not for general circulation to the public in Kuwait. The shares have not been licensed for offering in Kuwait by the Kuwait Capital Markets Authority or any other relevant Kuwaiti government agency. The offering of the shares in Kuwait on the basis a private placement or public offering is, therefore, restricted in accordance with Law No. 7 of 2010 and the bylaws thereto (as amended). No private or public offering of the shares is being made in Kuwait, and no agreement relating to the sale of the shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market shares in Kuwait.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

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LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The financial statements of Clarios Global LP as of and for the year ended September 30, 2020 and as of and for the five month period ended September 30, 2019 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the differences in the accounting basis between the Predecessor Company and the Successor Company due to the application of purchase accounting and that the Successor Company consolidated financial statements are on a consolidated basis that is not comparable to the combined financial statements of the Predecessor Company). Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Clarios Global LP for the seven months ended April 30, 2019 and for the year ended September 30, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at https://www.clarios.com/. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

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INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Page
Clarios Global LP Audited Consolidated and Combined Financial Statements
Report of Independent Registered Public Accounting Firm (Successor)	F-2
Report of Independent Registered Public Accounting Firm (Predecessor)	F-4

Consolidated and Combined Statements of Income (Loss) for the year ended September 30, 2020 (Successor), five month period ended September 30, 2019 (Successor), seven month period ended April 30, 2019 (Predecessor) and year ended September 30, 2018 (Predecessor)

F-5

Consolidated and Combined Statements of Comprehensive Income (Loss) for the year ended September 30, 2020 (Successor), five month period ended September 30, 2019 (Successor), seven month period ended April 30, 2019 (Predecessor) and year ended September 30, 2018 (Predecessor)

F-6
Consolidated and Combined Statements of Financial Position as of September 30, 2020 and 2019 (Successor)	F-7

Consolidated and Combined Statements of Cash Flows for the year ended September 30, 2020 (Successor), five month period ended September 30, 2019 (Successor), seven month period ended April 30, 2019 (Predecessor) and year ended September 30, 2018 (Predecessor)

F-8

Consolidated and Combined Statements of Equity for the year ended September 30, 2020 (Successor), five month period ended September 30, 2019 (Successor), seven month period ended April 30, 2019 (Predecessor) and year ended September 30, 2018 (Predecessor)

F-9
Notes to Consolidated and Combined Financial Statements	F-10

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and the Board of Directors of Clarios Global LP

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Clarios Global LP and subsidiaries (the “Successor Company”) as of September 30, 2020 and 2019, the related consolidated statements of income (loss), statement of comprehensive income (loss), statement of cash flows, statement of equity, and the related notes and the schedule listed in the Index at Item 16 (b) (collectively referred to as the “financial statements”) for the year ended September 30, 2020 and the five month period ended September 30, 2019. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Successor Company as of September 30, 2020 and 2019, and the results of its operations and its cash flows for the year ended September 30, 2020 and the five month period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Successor Company’s management. Our responsibility is to express an opinion on the Successor Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Successor Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Successor Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Successor Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-2

Emphasis-of-Matters

As discussed in Note 1 to the consolidated financial statements, effective April 30, 2019, the Successor Company was acquired in a business combination. As a result of the acquisition, the consolidated financial statements for the period after April 30, 2019 are presented on a different basis than before April 30, 2019 due to the application of purchase accounting, and, therefore, are not comparable to prior periods. The Successor Company consolidated financial statements are also not comparable as they are on a consolidated basis and the combined financial statements of the Power Solutions Business of Johnson Controls International plc (Predecessor Company) are on a combined basis. Our opinion is not modified with respect to these matters.

/s/ Deloitte & Touche LLP

Milwaukee, WI

May 4, 2021

We have served as the Successor Company’s auditor since 2019.

F-3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Clarios Global LP

Opinion on the Financial Statements

We have audited the accompanying combined statements of income (loss), comprehensive income (loss), equity, and cash flows of Clarios Global LP and its subsidiaries (Predecessor) (the “Company”) for the seven months ended April 30, 2019 and for the year ended September 30, 2018, including the related notes and schedule of valuation and qualifying accounts for the seven months ended April 30, 2019 and for the year ended September 30, 2018 appearing under Item 16(b) (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the seven months ended April 30, 2019 and for the year ended September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 1 to the combined financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it accounts for intra-entity asset transfers of assets other than inventory in 2019.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

May 4, 2021

We served as the Company’s auditor from 2016 to 2019.

F-4

Clarios Global LP

Consolidated & Combined Statements of Income (Loss)

(in millions)

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net sales	$7,602	$3,535	$4,993	$8,000
Cost of sales	6,405	3,214	4,059	6,293

Gross profit	1,197	321	934	1,707
Selling, general and administrative expenses	(936)	(459)	(359)	(474)
Equity income	48	17	30	58
Restructuring and impairment costs	(11)	—	—	(11)
Net financing charges	(717)	(274)	(23)	(40)

Income (loss) before income taxes	(419)	(395)	582	1,240
Income tax provision (benefit)	(17)	(31)	178	601

Net income (loss)	(402)	(364)	404	639
Income (loss) attributable to noncontrolling interests	(3)	(8)	23	47

Net income (loss) attributable to the Company	$(399)	$(356)	$381	$592

The accompanying notes are an integral part of the consolidated & combined financial statements.

F-5

Clarios Global LP

Consolidated & Combined Statements of Comprehensive Income (Loss)

(in millions)

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net income (loss)	$(402)	$(364)	$404	$639
Other comprehensive loss, net of tax:
Foreign currency translation	(176)	(61)	(88)	(154)
Realized and unrealized gains (losses) on derivatives	(71)	(52)	4	(21)
Realized and unrealized losses on marketable securities	—	—	—	(4)

Other comprehensive loss, net of tax	(247)	(113)	(84)	(179)

Total comprehensive income (loss)	(649)	(477)	320	460
Comprehensive income (loss) attributable to noncontrolling interests	1	(20)	20	38

Comprehensive income (loss) attributable to the Company	$(650)	$(457)	$300	$422

The accompanying notes are an integral part of the consolidated & combined financial statements.

F-6

Clarios Global LP

Consolidated Statements of Financial Position

(in millions)

	September 30, 2020	September 30, 2019
Assets
Cash and cash equivalents	$682	$388
Accounts receivable—net of allowance for doubtful accounts of $13 and $12	1,110	1,282
Inventories	1,235	1,329
Other current assets	236	236

Current assets	3,263	3,235

Operating lease right-of-use assets	93	75
Property, plant and equipment—net	3,496	3,528
Goodwill	1,742	1,819
Other intangible assets—net	5,993	6,193
Equity method investments	782	776
Noncurrent income tax assets	197	226
Other noncurrent assets	39	65

Total assets	$15,605	$15,917

Liabilities and Equity
Current portion of long-term debt	$51	$61
Operating lease—current liabilities	30	26
Accounts payable	1,138	1,181
Accrued compensation and benefits	151	139
Accrued interest	114	134
Other current liabilities	538	435

Current liabilities	2,022	1,976

Long-term debt	10,453	9,804
Operating lease—noncurrent liabilities	62	49
Pension and postretirement benefits	211	146
Noncurrent income tax liabilities	810	902
Other noncurrent liabilities	213	117

Long-term liabilities	11,749	11,018

Commitments and contingencies (Note 16)
Parent company investment	2,172	2,576
Accumulated other comprehensive loss	(359)	(101)

Equity attributable to the Company	1,813	2,475
Noncontrolling interest	21	448

Total equity	1,834	2,923

Total liabilities and equity	$15,605	$15,917

The accompanying notes are an integral part of the consolidated financial statements.

F-7

Clarios Global LP

Consolidated & Combined Statements of Cash Flows

(in millions)

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Operating Activities
Net income (loss) attributable to the Company	$(399)	$(356)	$381	$592
Income (loss) attributable to noncontrolling interests	(3)	(8)	23	47

Net income (loss)	(402)	(364)	404	639
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	346	136	144	243
Amortization	394	161	4	8
Pension and postretirement benefit expense	67	51	2	14
Pension and postretirement contributions	(4)	—	(36)	(1)
Earnings from equity method investments, net of dividends received	(23)	(9)	(26)	(38)
Deferred income taxes	(159)	(94)	46	(18)
Non-cash restructuring and impairment costs	10	—	—	6
Unrealized foreign currency remeasurement on debt	41	(44)	—	—
Other	58	22	7	(10)
Changes in assets and liabilities:
Accounts receivable	180	(167)	273	(38)
Inventories	102	427	(190)	(2)
Other assets	14	(27)	(15)	206
Accounts payable and accrued liabilities	(60)	388	(410)	(405)
Accrued income taxes	53	30	14	141

Net cash provided by operating activities	617	510	217	745

Investing Activities
Capital expenditures	(314)	(181)	(192)	(372)
Proceeds from sale of property, plant and equipment	—	1	—	—
Acquisition of businesses, net of cash acquired	113	(12,759)	—	—
Changes in long-term investments	(1)	24	23	13

Net cash used by investing activities	(202)	(12,915)	(169)	(359)

Financing Activities
Increase (decrease) in short-term debt—net	—	—	(5)	11
Increase in long-term debt	1,255	10,495	—	—
Repayment of long-term debt	(885)	(272)	(24)	(25)
Debt financing costs	(4)	(358)	—	—
Equity contribution	—	2,932	—	—
Change in noncontrolling interest share	(440)	—	—	15
Dividends paid to noncontrolling interests	—	—	—	(3)
Net transfers to parent	—	—	(19)	(387)
Other	—	(5)	(2)	—

Net cash provided (used) by financing activities	(74)	12,792	(50)	(389)

Effect of exchange rate changes on cash and cash equivalents	(47)	1	3	(2)

Net increase (decrease) in cash and cash equivalents	294	388	1	(5)
Cash and cash equivalents at beginning of period	388	—	15	20

Cash and cash equivalents at end of period	$682	$388	$16	$15

The accompanying notes are an integral part of the consolidated & combined financial statements.

F-8

Clarios Global LP

Consolidated & Combined Statements of Equity

(in millions)

	Parent Company Investment	Accumulated Other Comprehensive Loss	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Predecessor:
Balance as of September 30, 2017	$6,071	$(238)	$5,833	$16	$5,849
Comprehensive income (loss):
Net income	592	—	592	12	604
Other comprehensive income (loss), net of tax	—	(170)	(170)	1	(169)

Comprehensive income (loss)	592	(170)	422	13	435
Change in noncontrolling interests	—	—	—	15	15
Reclassification from redeemable noncontrolling interest	—	—	—	231	231
Change in parent company investment	(378)	—	(378)	—	(378)

Balance as of September 30, 2018	$6,285	$(408)	$5,877	$275	$6,152
Comprehensive income (loss):
Net income	381	—	381	23	404
Other comprehensive loss, net of tax	—	(81)	(81)	(3)	(84)

Comprehensive income (loss)	381	(81)	300	20	320
Adoption of ASC 606 (see Note 1)	(33)	—	(33)	—	(33)
Adoption of ASU 2016-01 (see Note 1)	(8)	8	—	—	—
Adoption of ASU 2016-16 (see Note 1)	(273)	—	(273)	—	(273)
Change in parent company investment	(12)	—	(12)	—	(12)

Balance as of April 30, 2019	$6,340	$(481)	$5,859	$295	$6,154

Successor:
Balance as of May 1, 2019	$2,932	$—	$2,932	$468	$3,400
Comprehensive loss:
Net loss	(356)	—	(356)	(8)	(364)
Other comprehensive loss, net of tax	—	(101)	(101)	(12)	(113)

Comprehensive loss	(356)	(101)	(457)	(20)	(477)

Balance as of September 30, 2019	$2,576	$(101)	$2,475	$448	$2,923
Comprehensive income (loss):
Net loss	(399)	—	(399)	(3)	(402)
Other comprehensive income (loss), net of tax	—	(251)	(251)	4	(247)

Comprehensive income (loss)	(399)	(251)	(650)	1	(649)
Change in noncontrolling interests	(5)	(7)	(12)	(428)	(440)

Balance as of September 30, 2020	$2,172	$(359)	$1,813	$21	$1,834

The accompanying notes are an integral part of the consolidated & combined financial statements.

F-9

Clarios Global LP

Notes to Consolidated & Combined Financial Statements

1.	Summary of the Business and Significant Accounting Policies

On March 12, 2018, Johnson Controls International plc (“JCI”) announced it was exploring strategic alternatives for its Power Solutions business (the “Company” or “Power Solutions”). On November 13, 2018, JCI entered into a Stock and Asset Purchase Agreement (“Purchase Agreement”) with BCP Acquisitions LLC, which subsequently assigned its rights under the Purchase Agreement to an affiliate (such entities being referred to as the “Purchaser,” as the context requires). The Purchaser was a newly-formed entity controlled by investment funds managed by Brookfield Asset Management Inc. Pursuant to the Purchase Agreement, on the terms and subject to the conditions therein, JCI agreed to sell, and the Purchaser agreed to acquire, Power Solutions for a purchase price of $13.2 billion. The transaction closed on April 30, 2019 (the “Acquisition Date”).

In the following text, the terms “Company,” “we,” “us” and “our” may refer, as the context requires, to Clarios Global LP and its consolidated subsidiaries (after giving effect to the consummation of its acquisition on the Acquisition Date from Johnson Controls International Plc (the “Acquisition”)) or to the Power Solutions business prior to the Acquisition Date. The term “Parent Company” refers to JCI as of and prior to the Acquisition Date, and refers to the Purchaser subsequent to the Acquisition Date.

As a result of the Acquisition, a new basis of accounting was created on May 1, 2019. In these consolidated & combined financial statements, the combined results of operations and cash flows of the Company for the periods ended on or prior to April 30, 2019 are referred to herein as “Predecessor” combined financial information, and the consolidated results of operations and cash flows of the Company beginning on May 1, 2019 and the consolidated financial position of the Company as of balance sheet dates subsequent to April 30, 2019 are referred to herein as “Successor” consolidated financial information. In the following text, “financial statements” refer to the Predecessor combined financial statements and the Successor consolidated financial statements for the respective periods presented.

The Predecessor and Successor financial information presented herein is not comparable primarily due to the fact that the Successor financial information reflects:

•

The application of acquisition accounting as of May 1, 2019, as further described in Note 2, which requires the acquirer to reflect the fair value of the net assets acquired in a business combination as of the date of acquisition which often exceeds the net assets’ carrying value on the acquired business’s financial statements. As a result of applying acquisition accounting, the carrying value of the Successor’s net assets exceeds the carrying value of the Predecessor’s net assets on the consolidated statement of financial position. The most significant implications to the consolidated statements of income (loss) for the Successor periods due to the application of acquisition accounting are increased depreciation and amortization expense;

•	Additional debt and interest expense associated with debt financing arrangements entered into in connection with the Acquisition, as further described in Note 8; and

•	Certain pass-through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the Successor financial statements for those entities.

Certain amounts in the combined statement of cash flows for the Predecessor period have been reclassified to conform to the Successor period presentation.

These financial statements reflect the results of the operations, financial position and cash flows of the Company. JCI is a corporation organized under the laws of Ireland. Subsequent to the Acquisition, the Company is a limited partnership organized under the laws of Canada.

F-10

The separation from JCI was completed pursuant to various agreements related to the separation. These agreements include arrangements for transition services provided on a temporary basis by JCI.

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

For the Predecessor periods, these financial statements were prepared on a combined basis derived from the consolidated financial statements and accounting records of JCI as if the Company had been operating as a stand-alone company. The statements of income include allocations for certain support functions that are provided on a centralized basis by the Parent Company and subsequently recorded at the business unit level, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. These expenses were allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of combined sales, headcount or other measures of the Company or the Parent Company. Management believes the assumptions underlying the financial statements, including the assumptions regarding allocating general corporate expenses from the Parent Company, are reasonable and applied consistently for the periods presented. Nevertheless, the financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations and cash flows had it been a stand-alone company during the Predecessor periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

COVID-19

In December 2019, a novel strain of coronavirus SARS-CoV-2, causing a disease referred to as COVID-19, was reported in Wuhan, China. The coronavirus has since spread to, and infections have been found in, the vast majority of countries around the world, including the United States and throughout Europe, Middle East and Africa (“EMEA”). In March 2020, the World Health Organization recognized the COVID-19 outbreak as a pandemic based on the global spread of the disease, the severity of illnesses it causes and its effects on society. In response to the COVID-19 outbreak, the governments of many countries, states and cities have imposed and re-imposed from time to time preventative or protective actions, such as imposing restrictions on travel and business operations, and advising or requiring individuals to limit or forego their time outside of their homes. Accordingly, the COVID-19 outbreak has severely restricted the level of economic activity in many countries, and continues to adversely impact global economic activity and has contributed to significant volatility in financial markets.

The Company’s operating performance is subject to global economic and market conditions, including their impacts on the global automotive industry. During the year ended September 30, 2020, the COVID-19 outbreak impacted the Company’s operational and financial performance, primarily due to lower sales volumes to our automotive original equipment manufacturers (“OEM”) customers, many of whom have experienced temporary shut-downs, and to a lesser extent our aftermarket customers due to temporary store closures and a reduction in purchases due to stay at home orders. We also experienced operational inefficiencies as we adjusted production levels to align with changing market demand and, in response to regulatory requirements, implemented enhanced safety measures to protect the health of our employees.

Because of the impacts COVID-19 had on the Company’s operations during the year ended September 30, 2020, the Company assessed certain accounting matters that require consideration of forecasted financial information,

F-11

including, but not limited to, its allowance for doubtful accounts, the carrying value of the Company’s goodwill, intangible assets, and other long-lived assets and valuation allowances on deferred tax assets, with the information reasonably available to the Company and the unknown future impacts of COVID-19. As a result of these assessments, there were no impairments or material increases in allowance for doubtful accounts or valuation allowances that impacted the Company’s consolidated financial statements. Although the Company’s operations have resumed, there is no guarantee that COVID-19 will not require additional assessments in the future and these assessments would not result in material impacts to the consolidated financial statements in future reporting periods. Events and changes in circumstances arising after this report date, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

Principles of Consolidation

For the Successor periods, the financial statements include the accounts of the Company that are consolidated in conformity with U.S. GAAP. All intercompany transactions have been eliminated. Investments in partially-owned affiliates for which the Company exercises significant influence but does not have control are accounted for by the equity method.

Under certain criteria as provided for in Accounting Standards Codification (“ASC”) 810, “Consolidation,” the Company may consolidate a partially-owned affiliate. To determine whether to consolidate a partially-owned affiliate, the Company first determines if the entity is a variable interest entity (“VIE”). An entity is considered to be a VIE if it has one of the following characteristics: 1) the legal entity does not have sufficient equity investment at risk; 2) residual equity holders do not control the entity; 3) equity holders are shielded from economic losses or do not participate fully in the entity’s residual economics; or 4) the entity was established with non-substantive voting. If the entity meets one of these characteristics, the Company then determines if it is the primary beneficiary of the VIE. The party with the power to direct activities of the VIE that most significantly impact the VIE’s economic performance and the potential to absorb benefits or losses that could be significant to the VIE is considered the primary beneficiary and consolidates the VIE. If the entity is not considered a VIE, then the Company applies the voting interest model to determine whether or not the Company shall consolidate the partially-owned affiliate.

In August 2019, the Company fully divested its interests in certain equity method investments identified as VIEs in exchange for $42 million generating an immaterial loss. As of September 30, 2019, the Company did not hold an equity interest in any VIEs.

Effective January 2020, the Company entered into certain distribution and technology agreements with an equity method investment that resulted in the Company’s counterparty in the equity method investment to no longer participate fully in the residual economics of the equity method investment, and as such, the equity method investment has been identified as a VIE. As of September 30, 2020, the Company was not considered to be the primary beneficiary of the VIE as the Company cannot make key operating decisions considered to be most significant to the VIE. Therefore, the VIE is accounted for under the equity method of accounting. Equity income related to the equity method investment for the year ended September 30, 2020 was not material. Concurrent with the distribution and technology agreements and to increase the Company’s investment in developing markets, the Company entered into a definitive purchase agreement to acquire from the counterparty a majority interest in the VIE and create additional shareholder rights giving the Company key operating decision making rights considered most significant to the VIE in exchange for nominal cash value. The transaction closed in October 2020 resulting in the Company being identified as the primary beneficiary of the VIE upon closing of the agreement; the Company will consolidate the VIE prospectively. In October 2020, the Company will account for the closing of the transaction as a step-acquisition of a business, which will require the Company to recognize in its financial statements the fair value of acquired net assets and consideration transferred to effect the acquisition. The Company is in the process of finalizing its fair value measurements.

In July 2020, the Company received notification that its bid to acquire its counterparty’s equity interests in a consolidated partially-owned affiliate and an equity method investment was successful. In order to increase the

F-12

Company’s investment in developing markets, the Company has entered into an agreement to acquire the equity interests for approximately $32 million and to refinance the equity method investment’s debt at acquisition for approximately $44 million. The price paid to acquire the equity interest is subject to further adjustment based upon the collection of certain outstanding receivables acquired from the equity method investment. The transaction closed on December 15, 2020 upon receiving customary regulatory approvals, resulting in both entities being wholly-owned and consolidated by the Company. The Company will account for the acquisition of the counterparty’s equity interest in the equity method investment as a step-acquisition of a business, which will require the Company to recognize in its financial statements the fair value of acquired net assets and consideration transferred to effect the acquisition. The Company is in the process of preparing its fair value measurements.

Principles of Combination

For the Predecessor periods, the financial statements included certain assets and liabilities that were historically held at the Parent Company level but are specifically identifiable or otherwise attributable to the Company. All intercompany transactions and accounts within the Company’s combined businesses have been eliminated. All intercompany transactions between the Company and the Parent Company have been included in these combined statements of equity as parent company investment. Expenses related to corporate allocations from the Parent Company to the Company were considered to be effectively settled for cash in the financial statements at the time the transaction was recorded. See Note 17, “Related Party Transactions and Parent Company Investment,” of the notes to financial statements for further details.

Description of Business

The Company is a global supplier of lead-acid automotive batteries for virtually every type of passenger car, light truck and utility vehicle. The Company serves both OEM and the general vehicle battery aftermarket. The Company also supplies advanced battery technologies to power start-stop, hybrid and EVs.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate their carrying values. See Note 10, “Fair Value Measurements,” of the notes to financial statements for fair value of financial instruments, including derivative instruments, hedging activities and long-term debt.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents in the consolidated statements of financial position represent cash legally owned by the Company, and negative cash balances are reclassified to short term debt. Cash is managed by legal entity with cash pooling agreements in place for participating businesses within each cash pool master.

In the Predecessor periods, transfers of cash to and from the Parent Company’s cash management system are reflected as a component of parent company investment in the combined financial statements. Accordingly, the cash and cash equivalents held by the Parent Company were not attributed to the Company for the Predecessor periods presented, as legal ownership remained with the Parent Company.

Receivables

Receivables consist of amounts billed and currently due from customers and revenues that have been recognized for accounting purposes but not yet billed to customers. The Company extends credit to customers in the normal course of business and maintains an allowance for doubtful accounts resulting from the inability or unwillingness

F-13

of customers to make required payments. The allowance for doubtful accounts is based on historical experience, existing economic conditions and any specific customer collection issues the Company has identified. The Company enters into factoring programs to sell certain accounts receivable without recourse to third-party financial institutions. Sales of accounts receivable are reflected as a reduction of accounts receivable on the consolidated statements of financial position and the proceeds are included in cash flows from operating activities in the consolidated & combined statements of cash flows. The carrying amount of accounts receivable sold under these programs was $1,041 million and $562 million as of September 30, 2020 and 2019, respectively. Factoring fees are included within net financing charges in the consolidated & combined statements of income (loss). Refer to Note 8, “Debt and Financing Arrangements,” of the notes to financial statements for further details.

Inventories

Inventories are stated at the lower of cost or net realizable value using the first-in, first-out (“FIFO”) method. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are initially recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives generally range from 3 to 40 years for buildings and improvements, and from 3 to 15 years for machinery and equipment.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. The Company reviews goodwill for impairment during the fourth fiscal quarter or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company performs impairment reviews for its reporting units using a fair value method based on management’s judgments and assumptions or third party valuations. The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. In estimating the fair value, the Successor Company uses a present value technique based on discounted cash flows to estimate the fair value of our reporting units. In estimating the fair value, the Predecessor Company used a multiples of earnings based on the average of published multiples of earnings of comparable entities with similar operations and economic characteristics and applies to the Company’s average of historical and future financial results. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” The estimated fair value is then compared with the carrying amount of the reporting unit, including recorded goodwill. The Company is subject to financial statement risk to the extent that the carrying amount exceeds the estimated fair value. Refer to Note 6, “Goodwill and Other Intangible Assets,” of the notes to financial statements for information regarding the goodwill impairment testing performed.

Indefinite-lived intangible assets are subject to at least annual impairment testing. Indefinite-lived intangible assets primarily consist of trademarks and are tested for impairment using a relief-from-royalty method. A significant amount of management judgment and assumptions are required in performing the impairment tests.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analyses in accordance with ASC 360-10-15, “Impairment or Disposal of Long-Lived Assets.” ASC 360-10-15 requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the

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cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flow analysis or appraisals. Refer to Note 15, “Restructuring and Impairment Costs,” of the notes to consolidated financial statements for information regarding impairments recorded in the year ended September 30, 2020.

Revenue Recognition

Net sales consist of gross sales less sales adjustments related to provisions for customer returns, allowances and rebates. The Company’s revenue is generated through the manufacture and sale of automotive battery products to OEM and aftermarket customers globally, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

Research and Development Costs

Expenditures for research activities relating to product development and improvement are charged against income as incurred and included within selling, general and administrative expenses in the consolidated & combined statements of income (loss). Such expenditures for the year ended September 30, 2020, the five months ended September 30, 2019, seven months ended April 30, 2019 and year ended September 30, 2018 were $51 million, $23 million, $31 million and $57 million, respectively.

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. Substantially all of the Company’s international operations use the respective local currency as the functional currency, with the exception of Mexico which is U.S. dollar functional. Monetary assets and liabilities of the company’s operations denominated in foreign currencies other than their functional currency are translated into their respective functional currencies using period end foreign currency exchange rates and expenses are translated using the exchange rate approximating those in effect on the date of the transactions during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss for the period. The aggregate transaction losses (gains), net of the impact of foreign currency hedges, included in net income for the year ended September 30, 2020, the five months ended September 30, 2019, seven months ended April 30, 2019 and year ended September 30, 2018 were $112 million, $(24) million, $(11) million and $5 million, respectively.

Foreign currency financial statements are translated from their functional currency to the U.S. dollar at the rate of exchange in effect on the balance sheet date for all assets and liabilities. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (“AOCI”). Revenue and expenses are translated at the exchange rate approximating those in effect on the date of the transactions, and exchange gains and losses arising from translation are included in other comprehensive income.

Derivative Financial Instruments

The Company has written policies and procedures that place all financial instruments under the direction of the Company and restrict all derivative transactions to those intended for hedging purposes. The use of financial instruments for speculative purposes is strictly prohibited. The Company has historically used financial instruments to manage the Company’s market risk from changes in interest rates, foreign exchange rates and commodity prices.

The fair values of all derivatives are recorded in the consolidated & combined statements of financial position. The change in a derivative’s fair value is recorded each period in current earnings or AOCI, depending on

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whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction. See Note 9, “Derivative Instruments and Hedging Activities,” of the notes to financial statements for disclosure of the Company’s derivative instruments and hedging activities.

Investments

The Company invests in equity securities which are classified as available for sale and are marked to market at the end of each accounting period. Unrealized gains and losses on these securities are recognized in selling, general and administrative expenses within the consolidated & combined statements of income (loss). Refer to Note 10, “Fair Value Measurements,” of the notes to financial statements for further details.

Short-Term and Long-Term Debt

In connection to the Acquisition, the Company entered into variable and fixed rate indebtedness. Refer to Note 8, “Debt and Financing Arrangements,” of the notes to financial statements for further information on short-term and long-term debt.

Pension and Postretirement Benefits

Various defined benefit plans that relate solely to the Company are included in these financial statements. The Company utilizes a mark-to-market approach for recognizing pension and postretirement benefit expenses, including measuring the market related value of plan assets at fair value and recognizing actuarial gains and losses in the fourth quarter of each fiscal year or at the date of a remeasurement event. Refer to Note 12, “Retirement Plans,” of the notes to financial statements for disclosure of the Company’s pension and postretirement benefit plans.

In the Predecessor periods, the defined benefit plans in which the Company participates relate primarily to U.S. plans sponsored by the Parent Company and for which other wholly-owned subsidiaries (other than the Company) of the Parent Company participate (the “Shared Plans”). Under the guidance in ASC 715, “Compensation—Retirement Benefits,” the Company accounts for the Shared Plans as multiemployer plans, recording contributions to the pension plans as an allocation of net periodic benefit costs associated with the Company’s employees. Expenses related to the employees’ participation in the Shared Plans were calculated using a proportional allocation based on headcount and payroll expense for the Company’s employees. The pension expense allocation related to the Shared Plans under the multiemployer approach contains all components of the periodic benefit cost, including interest and service costs and was recorded primarily as a component of selling, general and administrative expenses in the financial statements.

Loss Contingencies

Accruals are recorded for various contingencies including legal proceedings, environmental matters, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates.

The Company is subject to laws and regulations relating to protecting the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Refer to Note 16, “Commitments and Contingencies,” of the notes to financial statements.

The Company recorded liabilities for its workers’ compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience.

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Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (“DTAs”) and deferred tax liabilities (“DTLs”) for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines DTAs and DTLs on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period that includes the enactment date.

The Company recognizes DTAs to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize its DTAs in the future in excess of their net recorded amount, the Company would make an adjustment to the DTA valuation allowance, which would reduce the provision for income taxes.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being sustained upon examination by authorities. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law and until such time that the related tax benefits are recognized. Refer to Note 13, “Income Taxes,” of the notes to financial statements for the Company’s income tax disclosures.

Parent Company Investment

Parent company investment includes capital contributions and/or dividends as well as the results of operations and other comprehensive income (loss). Refer to Note 17, “Related Party Transactions and Parent Company Investment,” of the notes to financial statements.

New Accounting Pronouncements

Recently Issued and Effective Accounting Pronouncements

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory.” The ASU requires the tax effects of all intra-entity sales of assets other than inventory to be recognized in the period in which the transaction occurs. The guidance was early adopted by the Company for the quarter ending December 31, 2018. The guidance was applied under the modified retrospective approach which resulted in a reduction to parent company investment and noncurrent income tax assets of $273 million.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” ASU No. 2016-01 amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments, including marketable securities. Additionally, in February 2018, the FASB issued ASU No. 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides additional clarification on certain topics addressed in ASU No. 2016-01. ASU No. 2016-01 and ASU No. 2018-03 were early adopted by the Company for the quarter ending December 31, 2018. The guidance was applied under the modified retrospective approach which resulted in a decrease to parent company investment of $8 million. The new standard requires the mark-to-market of marketable securities investments previously recorded within accumulated other comprehensive income on the combined statements of financial position be recorded in the consolidated & combined statements of income (loss) on a prospective basis beginning as of the adoption date.

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In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 and its related amendments (collectively, the “New Revenue Standard”) clarify the principles for recognizing revenue when an entity either enters into a contract with customers to transfer goods or services or enters into a contract for the transfer of non-financial assets. The Company early adopted the New Revenue Standard on October 1, 2018 using a modified retrospective approach. Under the New Revenue Standard, revenue recognition is impacted as certain customers return battery cores which are now included in the transaction price as noncash consideration. As of October 1, 2018, the Company applied the New Revenue Standard to contracts that were not completed as of this date under the modified retrospective approach which resulted in a decrease to parent company investment of $33 million, which relates primarily to deferred revenue recorded for certain battery core returns that represent a material right provided to customers.

The impact of adoption of the New Revenue Standard to the Company’s consolidated & combined statements of income (loss) for the five months ended September 30, 2019 and seven months ended April 30, 2019 was an increase to net sales of approximately $378 million and $659 million, respectively. The impact to both gross profit and net income for the five months ended September 30, 2019 was immaterial. For the seven months ended April 30, 2019, the impact to gross profit and net income was $35 million and $26 million, respectively.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” and in July 2018, ASU No. 2018-10, “Codification Improvements to Topic 842, Leases,” and ASU 2018-11, “Leases (Topic 842)—Targeted Improvements” (collectively, “the new lease standard”). The impact of adopting the new lease standard primarily relates to the recognition of a lease right-of-use (“ROU”) asset and current and non-current lease liabilities for the Company’s operating leases on the consolidated statement of financial position. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

The Company early adopted the new lease standard as of the Acquisition Date in accounting for the lease ROU assets and liabilities arising from the business combination in the Company’s acquisition accounting (see Note 2). The Company elected the practical expedient to exclude short-term leases from recognition in the Company’s consolidated statement of financial position. The result of adopting the new lease standard resulted in the recognition of additional lease ROU assets and liabilities of approximately $83 million for the Company’s operating leases on the consolidated statement of financial position as of the Acquisition Date. The adoption of the new lease standard did not have a material impact on the Company’s consolidated statement of income (loss), equity or cash flows as of the adoption date.

Recently Issued But Not Effective Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), and related amendments (“ASU 2016-03”), which replaces the incurred loss impairment methodology under prior U.S. GAAP with an expected credit loss model. ASU 2016-13 affects trade receivables, loans, contract assets, certain beneficial interests, off-balance sheet credit exposures not accounted for as insurance and other financial assets that are not subject to fair value through net income, as defined by the standard. Under the expected credit loss model, the Company is required to consider future economic trends to estimate expected credit losses over the lifetime of the asset. Adoption of the standard will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date to align our credit loss methodology with the new standard. The amendments will be effective for the Company’s annual and interim periods beginning October 1, 2021, with early adoption permitted. The Company is currently evaluating the impact of this pronouncement on the Company’s consolidated financial statements and disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (“ASU 2020-04”). ASU 2020-04 provides optional guidance for a limited period of time to ease potential accounting impact associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank

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Offered Rate (“LIBOR”). The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendments in ASU 2020-04 can be adopted as of March 12, 2020 and are effective through December 31, 2022. The Company is currently evaluating whether it will adopt this pronouncement and the resulting impacts, if any, of adoption on the Company’s consolidated financial statements and disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the non-cancellable term of the cloud computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. The standard can be adopted either using the prospective or retrospective transition approach, and is effective for the Company’s annual and interim periods beginning October 1, 2020. The Company is currently evaluating which transition approach it will elect and the impact of this pronouncement on the Company’s consolidated financial statements and disclosures.

Other recently issued accounting pronouncements are not expected to have a material impact on the Company’s financial statements.

2.	Acquisitions

Power Solutions Transaction

As disclosed in Note 1, “Summary of the Business and Significant Accounting Policies”, JCI agreed to sell, and the Purchaser agreed to acquire, the Company for a gross purchase price of $13.2 billion. The transaction closed on April 30, 2019. As of April 30, 2020, the Company completed the analysis to assign fair values to all assets acquired and liabilities assumed, finalizing the purchase price allocation. The Company accounted for the Acquisition as a business combination using the acquisition method of accounting. At closing, the Company issued its equity interest valued at $2.9 billion, and utilized $9.9 billion of the proceeds from the Company’s issuance of $10.3 billion of debt (see Note 8) to finance the net purchase price of $12.8 billion as defined by the Purchase Agreement. For the five months ended September 30, 2019 and seven months ended April 30, 2019, selling, general and administrative expenses included transaction costs of $79 million and $58 million, respectively. There were no transaction costs incurred for the years ended September 30, 2020 and 2018.

The assets acquired and liabilities assumed were recorded at their respective fair values as of the Acquisition Date. The Company engaged independent valuation specialists to assist with the determination of the fair value of assets acquired, liabilities assumed, noncontrolling interest, and goodwill, based on business valuation methodologies and utilized income, market, and cost valuation methods to estimate fair value. The income valuation method represents the present value of future cash flows over the life of the asset or asset group using: (i) discrete financial forecasts, which rely on management’s estimate of the results of future revenues and operating expenses; (ii) long-term growth rates; (iii) appropriate discount rates; and (iv) expected future capital requirements. The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets. The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset.

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The purchase price allocation of the Acquisition is as follows (in millions):

Purchase Price Allocation
Purchase price (a)	$12,657
Cash	11
Accounts receivable	1,130
Inventories (b)	1,765
Other current assets	341
Property, plant and equipment (c)	3,494
Operating lease right-of-use assets	83
Other intangible assets (d)	6,550
Equity method investments (e)	833
Noncurrent income tax assets (f)	17
Other noncurrent assets	25

Assets acquired	14,249
Finance lease liabilities	38
Operating lease liabilities	83
Accounts payable	1,034
Accrued compensation and benefits	103
Other current liabilities	536
Pension and postretirement benefits	96
Noncurrent income tax liabilities (f)	867
Other noncurrent liabilities	84

Liabilities assumed	2,841

Net identifiable assets acquired	11,408

Noncontrolling interest (g)	(468)

Goodwill acquired	$1,717

(a)

Subsequent to September 30, 2019 and prior to closing the measurement period, the Company recorded a reduction of the purchase price due to certain working capital adjustments in accordance with the Purchase Agreement in the amount of $113 million.

(b)

The fair value of finished goods and work-in-process inventory is based on the income valuation method, which relies on estimates of inventory selling prices, cost-to-dispose of inventory, and cost-to-convert work-in-process to finished goods inventory. The fair value of raw materials inventory is based on the cost valuation method.

(c)

The fair value of property, plant and equipment is based on applying the cost valuation method, which relies on published market cost data for comparable assets and estimates of the remaining useful life of subject assets.

(d)

The fair value of other intangible assets was determined by applying the income valuation method. The fair value of customer relationships, technology and trademarks relies on projected financial results with the fair value of customer relationships relying upon estimated customer attrition rates, and the fair value of both technology and trademarks relying upon published royalty rate market data. Subsequent to September 30, 2019 and prior to closing the measurement period, adjustments were made to increase the fair value of customer relationships, trademarks—definite-life, and trademarks -indefinite-life, by $40 million, $20 million, and $70 million, respectively, and the weighted average life of trademarks—definite-life was decreased from 14 years to 11 years. These adjustments reflect the measurement of acquired other intangible assets using finalized discount rates and did not have a material impact on the consolidated statement of income (loss) and consolidated statement of cash flows.

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(e)

The fair value of the Company’s significant equity method investments was primarily determined by applying the income valuation method, which relies on projected financial results and discount rates based on the capital structures for similar market participants and included various risk premiums that account for risks associated with the specific investments. The remainder of the fair value of the Company’s significant equity method investments was determined by applying the market valuation method which considers the price that would be paid to acquire a similar asset in an orderly transaction between market participants. This includes equity method goodwill of $222 million due to the excess estimated fair value over the book value of the investments.

(f)

Deferred income tax assets and liabilities represent the future tax benefit or tax expense associated with the differences between the fair value allocated to assets (excluding goodwill) and liabilities and the historical carryover tax basis of these assets and liabilities, where applicable. A deferred tax liability has not been recognized for the basis difference inherent in the fair value allocated to goodwill. Subsequent to September 30, 2019 and prior to closing the measurement period, adjustments were made to decrease noncurrent income tax assets by $154 million and noncurrent income tax liabilities by $94 million. These adjustments reflect the measurement of deferred taxes taking into account the reduction of the purchase price, increase in other intangible assets, and other matters, and did not have a material impact on the consolidated statement of income (loss) and consolidated statement of cash flows.

(g)

The fair value of noncontrolling interest was determined by applying the income valuation method, which relies on projected financial results, long-term growth rates, and discount rates associated with the noncontrolling interest’s lack of control.

The excess of the purchase price over the estimated fair values of the assets acquired and the liabilities assumed was recognized as goodwill at the Acquisition Date. Refer to Note 6, “Goodwill and Other Intangible Assets,” of the notes to financial statements for further information. The goodwill reflects the value paid primarily for future customer growth, the development of future technology, and the assembled workforce.

The purchase price allocation to identifiable other intangible assets acquired is as follows (in millions):

	Fair Value	Weighted Average Life (in years)
Definite-lived intangible assets
Customer relationships	$5,010	16
Technology	940	14
Trademarks—definite-life	30	11

Total definite-lived intangible assets	5,980
Trademarks—indefinite-life	570

Total other intangible assets	$6,550

Bosch Transaction

On August 9, 2019, the Company entered into an agreement with Robert Bosch GmbH (“Bosch”), pursuant to which the Company agreed to acquire from Bosch the 20% interests held by Bosch in the joint venture in which the Company holds the remaining interests. The transaction closed on December 12, 2019, the purchase price

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being funded through the Company’s available liquidity. The effect of the change in the Company’s ownership interest in the joint venture with Bosch is as follows (in millions):

	Equity Attributable to the Company	Noncontrolling Interest	Total Equity
Balance as of September 30, 2019	$2,475	$448	$2,923
Net loss	(399)	(3)	(402)
Other comprehensive income (loss), net of tax	(251)	4	(247)
Change in noncontrolling interests	(12)	(428)	(440)

Balance as of September 30, 2020	$1,813	$21	$1,834

3.	Revenue

The Company services both automotive OEM and the battery aftermarket by providing advanced battery technology. The Company’s revenue is generated through the manufacture and sale of automotive battery products, of which the delivery of goods ordered typically represents the Company’s sole performance obligation with respect to distinct goods and services offered to customers. The Company recognizes revenue typically at the point in time when control over the goods transfers to the customer as specified by the shipping terms agreed upon with the customer.

The transaction price includes the total consideration expected to be received under the contract which may include both cash and noncash components. The calculation of the transaction price for contracts containing noncash consideration includes the fair value of the noncash consideration to be received as of the contract’s inception date. Noncash consideration received from customers consists of spent battery cores for which the Company estimates fair value based on the lead content to be obtained from their reclamation and the market price of the relevant lead index as of the contract’s inception date; this is considered to be a level 2 fair value measurement. Certain agreements contain price arrangements that represent material rights to customers for battery core returns. Material rights are accounted for as separate performance obligations and recognized as a deferred revenue within other current liabilities in the consolidated statements of financial position. Material rights are recognized as revenue as the option is exercised or expires.

The Company considers the contractual consideration payable by the customer and assesses variable consideration that may affect the total transaction price, including discounts, rebates, refunds, credits or other similar sources of variable consideration, when determining the transaction price of each contract. The Company includes variable consideration in the estimated transaction price when it is probable that significant reversal of revenue recognized would not occur when the uncertainty associated with variable consideration is subsequently resolved. These estimates are based on the amount of consideration that the Company expects to be entitled to.

Shipping and handling costs billed to customers are included in sales and the related costs are included in cost of sales when control transfers to the customer. The Company has elected to present amounts collected from customers for sales and other taxes net of the related amounts remitted.

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Disaggregated Revenue

The following table presents disaggregation of revenues by geography (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Americas	$4,710	$2,230	$3,090	$4,349
EMEA	2,036	946	1,281	2,478
Asia	856	359	622	1,173

Total	$7,602	$3,535	$4,993	$8,000

Contract Balances

Contract assets in accounts receivable—net relate to the Company’s right to consideration for performance obligations satisfied but not billed and consist primarily of unbilled receivables. Contract assets in other current assets relate to noncash consideration of spent battery cores to be received from customers. Contract liabilities relate to deferred revenue resulting from customer payments received in both cash and noncash consideration in advance of satisfaction of performance obligations under the contract. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period.

The following table presents the location and amount of contract balances in the Company’s consolidated statements of financial position (in millions):

	Location of contract balances	September 30, 2020	September 30, 2019
Contract assets—current	Accounts receivable—net	$3	$22
Contract assets—current	Other current assets	11	23
Contract liabilities—current	Other current liabilities	(16)	(12)

For the year ended September 30, 2020 and seven months ended April 30, 2019, the Company recognized revenue of $12 million and $64 million, respectively, that was included in the beginning contract liability balance for the respective periods.

Remaining Performance Obligations

A performance obligation is a distinct good, service, or a bundle of goods and services promised in a contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For product sales, each product sold to a customer typically represents a distinct performance obligation. The Company satisfies performance obligations at a point in time. The Company has applied the practical expedient to exclude the value of remaining performance obligations for contracts with an original expected duration of one year or less.

4.	Inventories

Inventories consisted of the following (in millions):

	September 30, 2020	September 30, 2019
Raw materials and supplies	$396	$336
Work-in-process	377	448
Finished goods	462	545

Inventories	$1,235	$1,329

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5.	Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	September 30, 2020	September 30, 2019
Buildings and improvements	$877	$808
Machinery and equipment	2,362	2,024
Construction in progress	520	623
Land	197	193

Total property, plant and equipment	3,956	3,648
Less: accumulated depreciation	(460)	(120)

Property, plant and equipment—net	$3,496	$3,528

Fixed asset acquisitions in accounts payable at September 30, 2020 and 2019 were $95 million and $123 million, respectively.

6.	Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are as follows (in millions):

	September 30, 2019	Acquisition Goodwill	Currency Translation	September 30, 2020
Americas	$310	$122	$(6)	$426
EMEA	1,323	(284)	37	1,076
Asia	186	49	5	240

Total	$1,819	$(113)	$36	$1,742

	Acquisition Date Goodwill	Currency Translation	September 30, 2019
Americas	$311	$(1)	$310
EMEA	1,335	(12)	1,323
Asia	184	2	186

Total	$1,830	$(11)	$1,819

At September 30, 2020 and 2019 the carrying amount of goodwill was $1,742 million and $1,819 million, respectively. The decrease in the carrying amount of goodwill for the year ended September 30, 2020 was the result of $113 million of net activity related to the Acquisition, including a purchase price reduction and various allocation adjustments, partially offset by $36 million of foreign currency translation. There were no goodwill impairments resulting from the annual impairment tests performed in the Successor and Predecessor periods presented. At September 30, 2020 there were no accumulated impairment charges. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, profitability, discount rates, recent market valuations from transactions by comparable companies, and general industry, market and macro-economic conditions. It is possible that future changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge.

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. The primary assumptions used in the impairment tests were the business growth rates and discount rates. Although the Company’s forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future growth rates of a reporting unit.

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The Company’s other intangible assets, primarily from business acquisitions valued based on independent valuations, consisted of (in millions):

	September 30, 2020			September 30, 2019
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-lived intangible assets
Customer relationships	$5,001	$(459)	$4,542	$4,921	$(130)	$4,791
Technology	945	(96)	849	927	(29)	898
Trademarks and miscellaneous	30	(4)	26	13	—	13

Total definite-lived intangible assets	5,976	(559)	5,417	5,861	(159)	5,702
Trademarks—indefinite-life	576	—	576	491	—	491

Total other intangible assets	$6,552	$(559)	$5,993	$6,352	$(159)	$6,193

The amortization of other intangible assets for the periods presented were as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Amortization expense	$394	$161	$4	$8

Excluding the impact of any future acquisitions, the Company anticipates amortization for the years ending September 30, 2021, 2022, 2023, 2024 and 2025 will be approximately $386 million per year.

7.	Leases

The Company leases certain warehouses, office space, equipment and vehicles.

Some leases include one or more options to renew with renewal terms that can extend the lease term, and or options to purchase leased assets. The exercise of either a lease renewal or a purchase option is at the Company’s sole discretion. We have lease agreements that include both lease and non-lease components such as additional products and services provided to support the lease asset. Lease payments are allocated to non-lease components based on estimated stand-alone prices. The Company’s lease agreements do not contain restrictions or covenants. The depreciable life of assets and leasehold improvements are limited by the expected lease term. The amounts disclosed in our consolidated statements of financial position as of September 30, 2020 and September 30, 2019 pertaining to the ROU assets and lease liabilities were measured based on current expectations of exercising available renewal options.

We utilize our incremental borrowing rate (“IBR”) as the basis to calculate the present value of future lease payments, which includes residual value guarantees, purchase options and variable lease payments, where applicable, at lease commencement. Our IBR represents the rate that we would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

Leases with an initial term of 12 months or less are not recorded on our consolidated statements of financial position; we recognize lease expense for these leases on a straight-line basis over the lease term.

As of September 30, 2020, we have not entered into any leases, which have not yet commenced, that would entitle us to significant rights or create additional obligations.

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The following table presents the components of the Company’s lease expense and the classification in the consolidated & combined statements of income (loss) for the periods presented (in millions):

	Classification	Year Ended September 30, 2020	Five Months Ended September 30, 2019
Operating lease cost (1)	Cost of sales / Selling, general and administrative expenses	$41	$18
Finance lease cost
Amortization	Cost of sales / Selling, general and administrative expenses	8	2
Interest	Net financing charges	2	1

Net lease cost		$51	$21

(1)	Includes short-term leases and variable lease costs, which are immaterial.

The following table presents the balance and classifications of our ROU assets and lease liabilities included in our consolidated statements of financial position for the periods presented (in millions):

	Classification	September 30, 2020	September 30, 2019
Assets
Operating lease assets	Operating lease right-of-use assets	$93	$75
Finance lease assets (1)	Property, plant and equipment—net	50	43

Total leased assets		$143	$118

Liabilities
Current
Operating lease liabilities	Operating lease—current liabilities	$30	$26
Finance lease liabilities	Current portion of long-term debt	9	19
Noncurrent
Operating lease liabilities	Operating lease—noncurrent liabilities	62	49
Finance lease liabilities	Long-term debt	43	27

Total lease liabilities		$144	$121

(1)	Finance lease assets are recorded net of accumulated amortization of $10 million and $2 million as of September 30, 2020 and 2019, respectively.

The following table presents our weighted-average remaining lease terms and weighted-average IBR for our operating and financing leases for the periods presented:

	September 30, 2020	September 30, 2019
Weighted-average remaining lease term (years)
Operating leases	3.93	3.39
Finance leases	3.23	2.91
Weighted-average IBR
Operating leases	6.63%	6.67%
Finance leases	6.76%	5.02%

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The following table presents additional information related to cash paid for amounts included in the measurement of lease liabilities included in our consolidated statement of cash flows for the periods presented (in millions):

	Year Ended September 30, 2020	Five Months Ended September 30, 2019
Operating cash flows for operating leases	$(41)	$(18)
Operating cash flows for finance leases	(2)	(1)
Financing cash flows for finance leases	(8)	(2)
Noncash right-of-use assets obtained in exchange for operating lease liabilities	46	3
Noncash right-of-use assets obtained in exchange for financing lease liabilities	14	10

The following table presents the future undiscounted maturities of our operating and financing leases at September 30, 2020 and for each of the next five fiscal years and thereafter (in millions):

	Operating Leases	Finance Leases	Total
2021	$35	$12	$47
2022	25	20	45
2023	20	20	40
2024	13	3	16
2025	5	3	8
After 2025	7	2	9

Total lease payments	$105	$60	$165
Less: interest	(13)	(8)	(21)

Present value of lease liabilities	$92	$52	$144

8.	Debt and Financing Arrangements

Long-term debt consisted of the following (in millions):

	September 30, 2020	September 30, 2019
2026 USD Secured Notes (a)	$1,000	$1,000
2025 Secured Notes (a)	500	—
Euro Secured Notes (a)	821	765
Unsecured Notes (a)	1,950	1,950
USD Term Loan (b)	4,158	4,200
Euro Term Loan (b)	2,294	2,138
ABL Facility (b)	—	75
Deferred financing cost	(271)	(309)
Finance lease liabilities (Note 7)	52	46

Gross long-term debt	10,504	9,865
Less: current portion
USD Term Loan	42	42
Finance lease liabilities (Note 7)	9	19

Net long-term debt	$10,453	$9,804

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(a)

In connection with the Acquisition, we issued $1,000 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes” and, together with the Secured Notes, the “Acquisition Financing Notes”). The Company used the net proceeds from the issuance of the Acquisition Financing Notes to finance the Acquisition.

In addition, on May 20, 2020, we issued $500 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). The Company used the net proceeds from the issuance of the 2025 Secured Notes for general corporate purposes.

(b)

In connection with the Acquisition, the Company also entered into (i) senior secured credit facilities, initially consisting of (x) a 7-year $6,409 million equivalent principal amount first lien term loan facility (the “Term Loan Facility”) consisting of (1) a $4,200 million US Dollar denominated tranche (the “USD Term Loan”) with effective interest rates of 3.648% and 5.516% as of September 30, 2020 and September 30, 2019, respectively, and (2) a €1,955 million euro-denominated tranche (the “Euro Term Loan”) with an effective interest rate of 3.750% as of September 30, 2020 and September 30, 2019, and (y) a 5-year $750 million first lien revolving credit facility (the “Revolving Facility”), and (ii) a 5-year $500 million asset-based revolving credit facility (the “ABL Facility”). The Company used the proceeds of the borrowings under the Term Loan Facility and the ABL Facility to pay the cash consideration for the Acquisition and pay related fees and expenses. On March 5, 2020, the Company entered into an incremental amendment to the ABL Facility pursuant to which the aggregate commitments were increased by $250 million to $750 million in the aggregate. There were no outstanding borrowings under the Revolving Facility as of September 30, 2020 and as of September 30, 2019. There were no outstanding borrowings under the ABL facility as of September 30, 2020 and $75 million of outstanding borrowings as of September 30, 2019. During the year ended September 30, 2020, the Company made $42 million in scheduled principal payments on the USD Term Loan.

The ABL facility is secured by a first-priority lien on the accounts receivable, excluding accounts receivable eligible under the Company’s receivables factoring programs and other defined ineligible items, and inventory of certain subsidiaries operating in the United States, Germany and Mexico. The Company’s Senior Secured Notes, Term Loan Facility and Revolving Facility are secured by a first-priority lien on substantially all of the Company’s assets excluding those secured under the ABL facility, and by a second-priority lien on the assets which secure the ABL facility.

The installments of long-term debt, excluding lease obligations and deferred financing costs, maturing in the years ending September 30, 2021, 2022, 2023, 2024, 2025 and 2026 and thereafter are $42 million, $42 million, $42 million, $42 million, $542 million and $10.0 billion, respectively.

Total cash paid for interest on debt for the year ended September 30, 2020 was $596 million. Total cash paid for interest on debt for the five months ended September 30, 2019, seven months ended April 30, 2019 and year ended September 30, 2018 was $144 million, $5 million and $14 million, respectively.

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The Company’s net financing charges line item in the consolidated & combined statements of income (loss) for the periods presented contained the following components (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Interest expense	$578	$283	$5	$14
Factoring fees	26	19	16	27
Banking fees and bond cost amortization	58	22	1	1
Interest income	(1)	(12)	(1)	(3)
Net foreign exchange results for financing activities	56	(38)	2	1

Net financing charges	$717	$274	$23	$40

9.	Derivative Instruments and Hedging Activities

The Company selectively uses derivative instruments to reduce the Company’s market risk associated with changes in interest rates, foreign currency and commodities. Under the Company’s policy, the use of derivatives is restricted to those intended for hedging purposes; the use of any derivative instrument for speculative purposes is strictly prohibited. A description of each type of derivative utilized by the Company to manage the Company’s risk is included in the following paragraphs.

Cash Flow Hedges

Subsequent to the Acquisition, the Company has USD denominated variable-rate debt obligations and selectively enters into variable to fixed interest rate swaps to minimize variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value are initially recorded as a component of accumulated other comprehensive income (“AOCI”) and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in interest rates during the year ended September 30, 2020 and the five months ended September 30, 2019. The Company entered into nine interest rate swaps to hedge the variability in future cash flows associated with a portion of the Company’s variable-rate term loans. Four interest rate swaps, which became effective in May 2019 (the “May 2019 Interest Rate Swaps”), convert $1,000 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate of 2.153% plus the applicable margin. Four interest rate swaps, which became effective in July 2019 (the “July 2019 Interest Rate Swaps”), convert $1,000 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate of 1.653% plus the applicable margin. One interest rate swap, which became effective in June 2020 (the “June 2020 Interest Rate Swap”), converts $250 million of the Company’s variable-rate USD term loans to a weighted average fixed interest rate 0.519% plus the applicable margin (inclusive of a 0.0% LIBOR floor). The May 2019 Interest Rate Swaps and July 2019 Interest Rate Swaps mature on May 31, 2024. The June 2020 Interest Rate Swap matures on April 30, 2025.

Subsequent to the Acquisition, the Company has Euro denominated variable-rate debt obligations and selectively enters into interest rate caps to minimize extreme adverse variability in cash flows for interest payments associated with the designated proportion of the hedged debt. As cash flow hedges, the hedge gains or losses due to changes in fair value are initially recorded as a component of AOCI and are subsequently reclassified into earnings when the hedged transactions occur and affect earnings. The option premiums paid for the caps are recorded to interest expense over the life of the cap on a straight-line basis. The foreign currency transaction gains and losses on the Euro caps are recognized in earnings each period. The hedged interest rate was below the

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strike price on the caps during the year ended September 30, 2020 and the five months ended September 30, 2019. The Company entered into four interest rate caps to further mitigate the Company’s exposure to increasing interest rates on its variable-rate Euro term loans. Two interest rate caps were effective beginning in May 2019 with a maturity of May 31, 2024, and they cap the interest on €500 million of the Company’s variable-rate term loans at 0.5%, plus the applicable margin. In executing these interest rate caps, the Company paid a premium of $3.7 million. Two interest rate caps were effective beginning in July 2019 with a maturity of May 31, 2024, and they cap the interest on €500 million of the Company’s variable-rate term loans at 0.0%, plus the applicable margin. In executing these interest rate caps, the Company paid a premium of $3.6 million.

The Company has global operations and participates in the foreign exchange markets to minimize its risk of loss from fluctuations in foreign currency exchange rates. The Company selectively hedges the Company’s anticipated transactions that are subject to foreign exchange rate risk primarily using foreign currency exchange hedge contracts. Prior to the Acquisition, the Parent Company hedged 70% to 90% of the nominal amount of each of the Company’s known foreign exchange transactional exposures. As cash flow hedges under ASC 815, “Derivatives and Hedging,” the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions occurred and affected earnings. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in currency exchange rates during the Predecessor periods presented. As of September 30, 2020, the Company does not have any outstanding foreign currency exchange hedge contracts designated as hedging instruments.

Prior and subsequent to the Acquisition, the Company selectively hedged anticipated transactions that were subject to commodity price risk, primarily using commodity hedge contracts, to minimize overall price risk associated with the Company’s purchases of lead, tin and polypropylene in cases where commodity price risk cannot be naturally offset or hedged through supply base fixed price contracts. Commodity risks were systematically managed pursuant to policy guidelines. As cash flow hedges, the hedge gains or losses due to changes in fair value were initially recorded as a component of AOCI and were subsequently reclassified into earnings when the hedged transactions, typically sales, occurred and affected earnings. The maturities of the commodity hedge contracts coincided with the expected purchase of the commodities. These contracts were highly effective in hedging the variability in future cash flows attributable to changes in commodity prices during the periods presented.

The Company had the following outstanding contracts to hedge forecasted commodity purchases (in metric tons):

	Volume Outstanding as of
Commodity	September 30, 2020	September 30, 2019
Polypropylene	39,017	21,365
Lead	67,578	21,241
Tin	2,517	3,190

Net Investment Hedges

The Company enters into foreign currency denominated debt obligations to selectively hedge portions of its net investment in non-U.S. subsidiaries. The currency effects of the debt obligations are reflected in the AOCI account within equity where they offset currency gains and losses recorded on the Company’s net investments in Europe. At September 30, 2020 and September 30, 2019, the Company had €2.1 billion and €1.9 billion, respectively, of debt designated as a net investment hedge in the Company’s net investment in Europe. Pre-tax gains (losses) on net investment hedges recorded in foreign currency translation adjustments within AOCI were ($170) million and $53 million for the twelve months ended September 30, 2020 and 2019, respectively. For the twelve months ended September 30, 2020 and 2019, no gains or losses were reclassified from AOCI into the Company’s consolidated statements of income (loss).

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Derivatives Not Designated as Hedging Instruments

The Company also holds certain foreign currency forward contracts which do not qualify for hedge accounting treatment. The change in fair value of foreign currency exchange derivatives not designated as hedging instruments under ASC 815 are recorded in the consolidated & combined statements of income (loss).

Fair Value of Derivative Instruments

The following table presents the location and fair values of derivative instruments and hedging activities included in the Company’s consolidated statements of financial position (in millions):

	Derivatives and Hedging Activities Designated as Hedging Instruments under ASC 815		Derivatives and Hedging Activities Not Designated as Hedging Instruments under ASC 815
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Other current assets
Foreign currency exchange derivatives	$—	$—	$1	$1
Commodity derivatives	4	2	—	—
Other noncurrent assets
Interest rate caps	1	2	—	—

Total assets	$5	$4	$1	$1

Other current liabilities
Foreign currency exchange derivatives	$—	$—	$4	$3
Commodity derivatives	6	6	—	—
Other noncurrent liabilities
Interest rate swaps	119	44	—	—

Total liabilities	$125	$50	$4	$3

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. The Company has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having strong investment grade long-term credit ratings. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master netting agreements with substantially all of its counterparties. The Company’s derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties. The Company’s exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. The Company does not anticipate any non-performance by any of its counterparties, and the concentration of risk with financial institutions does not present significant credit risk to the Company.

F-31

Derivatives Impact on the Consolidated & Combined Statements of Income (Loss) and Statements of Comprehensive Income (Loss)

The following table presents the pre-tax gains (losses) recorded in other comprehensive income (loss) related to cash flow hedges for the periods presented (in millions):

	Successor		Predecessor
Derivatives in ASC 815 Cash Flow Hedging Relationships	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Foreign currency exchange derivatives	$—	$—	$(2)	$5
Commodity derivatives	(12)	(4)	—	(15)
Interest rate swaps	(93)	(44)	—	—
Interest rate caps	(1)	(4)	—	—

Total	$(106)	$(52)	$(2)	$(10)

The following table presents the location and amount of the pre-tax gains (losses) on cash flow hedges reclassified from AOCI into the Company’s consolidated & combined statements of income (loss) for the periods presented (in millions):

		Successor		Predecessor
Derivatives in ASC 815 Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Commodity derivatives	Cost of sales	$(15)	$—	$(10)	$7
Foreign currency exchange derivatives	Cost of sales	—	—	—	2
Interest rate swaps	Net financing charges	(18)	—	—	—
Interest rate caps	Net financing charges	(1)	—	—	—

Total		$(34)	$—	$(10)	$9

The following table presents the location and amount of pre-tax gains (losses) on derivatives not designated as hedging instruments recognized in the Company’s consolidated & combined statements of income (loss) for the periods presented (in millions):

		Successor		Predecessor
Derivatives Not Designated as Hedging Instruments under ASC 815	Location of Gain (Loss) Recognized in Income on Derivative	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Foreign currency exchange derivatives	Cost of sales	$(10)	$—	$(1)	$1
Foreign currency exchange derivatives	Net financing charges	(2)	(1)	53	(9)
Foreign currency exchange derivatives	Income tax provision	—	—	—	1

Total		$(12)	$(1)	$52	$(7)

10.	Fair Value Measurements

ASC 820, “Fair Value Measurement,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2: Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value as of September 30, 2020 and September 30, 2019 (in millions):

	Fair Value Measurements Using:
	Total as of September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$1	$—	$1	$—
Commodity derivatives	4	—	4	—
Other noncurrent assets
Investments in marketable common stock	2	2	—	—
Interest rate caps	1	—	1	—

Total assets	$8	$2	$6	$—

Other current liabilities
Foreign currency exchange derivatives	$4	$—	$4	$—
Commodity derivatives	6	—	6	—
Other noncurrent liabilities
Interest rate swaps	119	—	119	—

Total liabilities	$129	$—	$129	$—

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	Fair Value Measurements Using:
	Total as of September 30, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other current assets
Foreign currency exchange derivatives	$1	$—	$1	$—
Commodity derivatives	2	—	2	—
Other noncurrent assets
Investments in marketable common stock	3	3	—	—
Interest rate caps	2	—	2	—

Total assets	$8	$3	$5	$—

Other current liabilities
Foreign currency exchange derivatives	$3	$—	$3	$—
Commodity derivatives	6	—	6	—
Other noncurrent liabilities
Interest rate swaps	44	—	44	—

Total liabilities	$53	$—	$53	$—

Valuation Methods

Foreign currency exchange derivatives: The foreign currency exchange derivatives are valued under a market approach using publicized spot and forward prices.

Commodity derivatives: The commodity derivatives are valued under a market approach using publicized prices, where available, or dealer quotes.

Investments in marketable common stock: Investments in marketable common stock are valued using a market approach based on the quoted market prices. During the year ended September 30, 2020, the unrealized gains (losses) recognized in the consolidated statements of income (loss) on these investments that were still held as of September 30, 2020 were approximately ($1 million). During the five months ended September 30, 2019 and seven months ended April 30, 2019, the Company recognized minimal unrealized gains or losses in the consolidated & combined statements of income (loss) on these investments that were still held as of those dates.

Interest rate caps: The interest rate caps are valued under a market approach based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

Interest rate swaps: The interest rate swaps are valued under a market approach based on pricing models. These models use discounted cash flows that utilize the appropriate market-based forward swap curves and interest rates.

The fair values of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values. The fair value of the Acquisitions Financing Notes, 2025 Secured Notes, and term loans were $10.8 billion at September 30, 2020, which was determined based on quoted market prices for similar instruments classified as Level 2 inputs within the ASC 820 fair value hierarchy. The carrying value of other long-term debt approximates fair value.

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11.	Accumulated Other Comprehensive Loss

The following schedules present changes in AOCI attributable to the Company (in millions, net of tax):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Foreign currency translation adjustments
Balance at beginning of period	$(49)	$—	$(391)	$(237)
Aggregate adjustment for the period (net of tax effect of $(3), $0, $0 and $0)	(180)	(49)	(85)	(154)
Change in noncontrolling interests (net of tax effect of $0, $0, $0 and $0)	(7)	—	—	—

Balance at end of period	(236)	(49)	(476)	(391)

Realized and unrealized gains (losses) on derivatives
Balance at beginning of period	(52)	—	(7)	5
Current period changes in fair value (net of tax effect of $(3), $0, $0 and $(4))	(103)	(52)	(2)	(6)
Reclassification to income (net of tax effect of $2, $0, $4 and $(3)) *	32	—	6	(6)

Balance at end of period	(123)	(52)	(3)	(7)

Realized and unrealized losses on marketable securities
Balance at beginning of period	—	—	(8)	(4)
Adoption of ASU 2016-01 **	—	—	8	—
Current period changes in fair value (net of tax effect of $0)	—	—	—	(4)

Balance at end of period	—	—	—	(8)

Pension and postretirement plans
Balance at beginning of period	—	—	(2)	(2)
Other changes	—	—	—	—

Balance at end of period	—	—	(2)	(2)

Accumulated other comprehensive loss, end of period	$(359)	$(101)	$(481)	$(408)

*

Refer to Note 9, “Derivative Instruments and Hedging Activities,” of the notes to financial statements for disclosure of the line items on the consolidated & combined statements of income (loss) affected by reclassifications from AOCI into income related to derivatives.

**

As previously disclosed, during the quarter ended December 31, 2018, the Company adopted ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” As a result, the Company reclassified $8 million of unrealized losses on marketable securities to parent company investment as of October 1, 2018.

12.	Retirement Plans

Participation in JCI Defined Benefit Pension Plans

Certain retired U.S. employees of the Company receive defined benefit pension benefits through various JCI pension plans. Eligible active employees will also receive defined benefit pension benefits through various JCI pension plans in the United States upon retirement. These assets or liabilities are not reflected in the consolidated

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statements of financial position. Allocated income in connection with these plans was immaterial for the seven months ended April 30, 2019 and $7 million for the year ended September 30, 2018. There is no impact to the Successor financial statements related to JCI pension plans.

Pension Benefits

The Company has non-contributory defined benefit pension plans covering certain U.S. and non-U.S. employees. The benefits provided are primarily based on years of service and average compensation or a monthly retirement benefit amount. Funding for U.S. pension plans equals or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974. Funding for non-U.S. plans observes the local legal and regulatory limits.

For pension plans with accumulated benefit obligations (“ABO”) that exceed plan assets, the projected benefit obligation (“PBO”), ABO and fair value of plan assets of those plans were $590 million, $536 million and $384 million, respectively, as of September 30, 2020 and $546 million, $496 million and $405 million, respectively, as of September 30, 2019.

In the year ended September 30, 2020 total contributions to the defined benefit pension plans were $4 million, of which $3 million were voluntary contributions made by the Company. The Company expects to contribute approximately $5 million in cash to its defined benefit pension plans in the year ending September 30, 2021. Projected benefit payments from the plans as of September 30, 2020 are estimated as follows (in millions):

2021	$39
2022	36
2023	36
2024	35
2025	35
2026—2030	175

Postretirement Benefits

The Company provides certain health care and life insurance benefits for eligible retirees and their dependents primarily in the U.S. Most non-U.S. employees are covered by government sponsored programs. The cost to the Company is immaterial.

Eligibility for coverage is based on meeting certain years of service and retirement age qualifications. These benefits may be subject to deductibles, co-payment provisions and other limitations, and the Company has reserved the right to modify these benefits.

The health care cost trend assumption does not have a material impact on the amounts reported.

For the year ended September 30, 2020, total employer contributions to the postretirement plans were not material. The Company does not expect to make any material contributions to its postretirement plans in the year ending September 30, 2021. Projected benefit payments from the plans as of September 30, 2020 are not expected to be material.

In December 2003, the U.S. Congress enacted the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”) for employers sponsoring postretirement care plans that provide prescription drug benefits. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans providing a benefit that is at least actuarially equivalent to Medicare Part D.1. Under the Act, the Medicare subsidy amount is received directly by the plan sponsor and not the related plan. Further, the plan sponsor is not required to use the subsidy amount to fund postretirement benefits and may use the subsidy for any valid business purpose. Projected subsidy receipts for each of the next ten years are not expected to be material.

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As a result of the Acquisition (see Note 1 and Note 2), postretirement benefit plans were separated between participants with active status and retiree status. JCI retained participants with retiree status and the Company retained participants with active status. As such, the Company’s postretirement PBO and fair value of plan assets as of April 30, 2019 was reduced from September 30, 2018 by $31 million and $51 million, respectively. Remaining PBO and fair value of plan assets are immaterial as of September 30, 2020 and September 30, 2019.

Plan Assets

The Company’s investment policies employ an approach whereby a mix of equities, fixed income and alternative investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity, fixed income and real estate investments. Equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value and small to large capitalization. Fixed income investments include corporate and government issues, with short-, mid- and long-term maturities, with a focus on investment grade when purchased and a target duration close to that of the plan liability. Investment and market risks are measured and monitored on an ongoing basis through regular investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The majority of the real estate component of the portfolio is invested in a diversified portfolio of high-quality, operating properties with cash yields greater than the targeted appreciation. As a result of the Company’s diversification strategies, there are no significant concentrations of risk within the portfolio of investments.

The Company’s actual asset allocations are generally in line with target allocations, which targets approximately 50% equity securities 35% governmental, investment grade and other bonds, and 15% real estate. The Company re-balances asset allocations as appropriate, in order to stay within a range of allocation for each asset category. The expected return on plan assets is based on the Company’s expectation of the long-term average rate of return of the capital markets in which the plans invest. The average market returns are adjusted, where appropriate, for active asset management returns. The expected return reflects the investment policy target asset mix and considers the historical returns earned for each asset category.

The Company’s plan assets at September 30, 2020 and 2019 by asset category are as follows (in millions):

	Fair Value Measurements Using:
Asset Category	Total as of September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension
Cash and Cash Equivalents	$9	$—	$9	$—

Total Investments in the Fair Value Hierarchy	$9	$—	$9	$—

Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	329

Total Plan Assets	$338

Non-U.S. Pension
Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	46

Total Plan Assets	$46

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	Fair Value Measurements Using:
Asset Category	Total as of September 30, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Pension
Cash and Cash Equivalents	$9	$—	$9	$—

Total Investments in the Fair Value Hierarchy	$9	$—	$9	$—

Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	352

Total Plan Assets	$361

Non-U.S. Pension
Investments Measured at Net Asset Value, as Practical Expedient:
Common Collective Trusts*	44

Total Plan Assets	$44

*

The fair value of certain investments do not have a readily determinable fair value and requires the fund managers to independently arrive at fair value by calculating net asset value (“NAV”) per share. Due to the fact that the fund managers calculate NAV per share, the Company utilizes a practical expedient for measuring the fair value of certain investments, as provided for under ASC 820, “Fair Value Measurement.” In applying the practical expedient, the Company is not required to further adjust the NAV provided by the fund manager in order to determine the fair value of its investment as the NAV per share is calculated in a manner consistent with the measurement principles of ASC 946, “Financial Services—Investment Companies,” and as of the Company’s measurement date. The Company believes this is an appropriate methodology to obtain the fair value of these assets. In accordance with ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” investments for which fair value is measured using the net asset value per share practical expedient should be disclosed separate from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of total plan assets to the amounts presented in the notes to financial statements. For real estate, in order to calculate NAV per share, the fund managers value the real estate investments using any one, or a combination of, the following methods: independent third party appraisals, discounted cash flow analysis of net cash flows projected to be generated by the investment and recent sales of comparable investments. Assumptions used to revalue the properties are updated every quarter. For the component of the real estate portfolio under development, the investments are carried at cost until they are completed and valued by a third party appraiser.

The following is a description of the valuation methodologies used for assets measured at fair value. Certain assets are held within commingled funds which are valued at the unitized NAV or percentage of the net asset value as determined by the manager of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and Cash Equivalents: The fair value of cash is valued at cost.

Common collective trusts: Fair value represents the net asset value of the fund shares. The NAV is based on the value of the underlying assets owned by the funds. The common collective trusts can be purchased or sold continuously.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

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There were no Level 3 assets as of September 30, 2020 or 2019 or any Level 3 asset activity for the Successor and Predecessor periods presented.

Funded Status

The table that follows contains the ABO and reconciliation of the changes in the PBO, the changes in plan assets and the funded status (in millions):

	U.S. Plans			Non-U.S. Plans
	Successor		Predecessor	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019
Accumulated Benefit Obligation	$443	$407	$353	$93	$89	$80

Change in Projected Benefit Obligation
Projected benefit obligation at beginning of period (1)	449	400	395	96	90	89
Transfers in	—	—	—	—	—	1
Service cost	15	5	8	1	1	1
Interest cost	11	5	8	1	1	1
Actuarial loss	49	52	—	3	9	—
Benefits and settlements paid	(35)	(13)	(21)	(4)	(2)	(3)
Currency translation adjustment	—	—	—	4	(3)	(2)

Projected benefit obligation at end of period	$489	$449	$390	$101	$96	$87

Change in Plan Assets
Fair value of plan assets at beginning of period (1)	$361	$351	$343	$44	$47	$46
Actual return on plan assets	12	23	14	—	1	2
Employer and employee contributions	—	—	35	4	(1)	1
Benefits paid	(35)	(13)	(21)	(4)	(2)	(3)
Settlement payments	—	—	—	—	—	—
Currency translation adjustment	—	—	—	2	(1)	(1)

Fair value of plan assets at end of period	$338	$361	$371	$46	$44	$45

Funded status	$(151)	$(88)	$(19)	$(55)	$(52)	$(42)

Amounts recognized in the consolidated & combined statements of financial position consist of:
Accrued compensation and benefits	$(1)	$—	$—	$—	$—	$—
Pension and postretirement benefits	(150)	(88)	(19)	(55)	(52)	(42)

Net amount recognized	$(151)	$(88)	$(19)	$(55)	$(52)	$(42)

Weighted Average Assumptions (2)
Discount rate (3)	2.50%	3.09%	4.15%	1.81%	1.77%	2.75%
Rate of compensation increase	3.50%	3.50%	3.50%	4.13%	4.05%	4.20%

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(1)

The beginning balances for the five months ended September 30, 2019 reflect the respective fair values as of the Acquisition Date. Refer to Note 2, “Acquisitions,” of the notes to financial statements for further information.

(2)	Plan assets and obligations are determined based on a September 30 measurement date at September 30, 2020 and 2019.
(3)

The Company considers the expected benefit payments on a plan-by-plan basis when setting assumed discount rates. As a result, the Company uses different discount rates for each plan depending on the plan jurisdiction, the demographics of participants and the expected timing of benefit payments. For the U.S. pension plans, the Company uses a discount rate provided by an independent third party calculated based on an appropriate mix of high quality bonds. For the non-U.S. pension plans, the Company consistently uses the relevant country specific benchmark indices for determining the various discount rates. The Company has elected to utilize a full yield curve approach in the estimation of service and interest components of net periodic benefit cost (credit) for pension plans that utilize a yield curve approach. The full yield curve approach applies the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

Accumulated Other Comprehensive Income

The amounts in AOCI on the consolidated and combined statements of financial position, exclusive of tax impacts, that have not yet been recognized as components of net periodic benefit cost at September 30, 2020 and 2019 related to pension and postretirement benefits are not material.

The amounts in AOCI expected to be recognized as components of net periodic benefit cost (credit) over the year ending September 30, 2021 related to pension and postretirement benefits are not material.

Net Periodic Benefit Cost

The components of the Company’s net periodic benefit costs, which are primarily recorded in cost of sales in the consolidated statements of income (loss), are shown in the table below in accordance with ASC 715, “Compensation—Retirement Benefits,” (in millions):

	U.S. Plans				Non-U.S. Plans
	Successor		Predecessor		Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Components of Net Periodic Benefit Cost (Credit):
Service cost	$15	$5	$8	$13	$1	$1	$1	$2
Interest cost	11	5	8	13	1	1	1	2
Expected return on plan assets	(24)	(9)	(14)	(26)	(3)	(1)	(2)	(2)
Net actuarial loss	60	39	—	5	6	9	—	5

Net periodic benefit cost	$62	$40	$2	$5	$5	$10	$—	$7

Weighted Average Expense Assumptions:
Discount rate	3.09%	3.86%	4.15%	3.85%	1.77%	2.48%	2.75%	2.80%
Expected return on plan assets	7.00%	7.00%	7.10%	7.50%	5.73%	5.82%	5.76%	4.45%
Rate of compensation increase	3.50%	3.50%	3.50%	3.20%	4.05%	4.03%	4.20%	4.45%

13.	Income Taxes

As disclosed in Note 1, “Summary of the Business and Significant Accounting Policies,” as a result of the Acquisition, a new basis of accounting was created on May 1, 2019. The Predecessor and Successor income tax

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information presented herein is not comparable due to the fact that the Successor information reflects the application of acquisition accounting as of May 1, 2019, which requires recognition of deferred taxes for assets acquired or liabilities assumed, net of necessary valuation allowances, as well as accounting for the potential tax effects of temporary differences, carryforwards and any income tax uncertainties that exist at the Acquisition Date. Further, the Successor Company includes certain pass-through entities for purposes of Canadian and U.S. income taxation and, therefore, no income taxes are reflected in the Successor financial statements for those entities.

The significant components of income (loss) before income taxes and the income tax provision (benefit) were as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Income (loss) before income taxes and noncontrolling interests:
U.S.	$(443)	$(269)	$167	$489
Non-U.S.	24	(126)	415	751

	$(419)	$(395)	$582	$1,240

Income tax provision (benefit):
Current provision (benefit)
U.S. federal	$6	$—	$16	$123
U.S. state	2	—	1	9
Non-U.S.	134	63	115	487

	142	63	132	619

Deferred provision (benefit)
U.S. federal	—	—	110	129
U.S. state	—	—	3	2
Non-U.S.	(159)	(94)	(67)	(149)

	(159)	(94)	46	(18)

Income tax provision (benefit)	$(17)	$(31)	$178	$601

The reconciliation between the Canadian statutory income tax rate of 26.5% and the Clarios effective tax rate is as follows (in millions):

	Successor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019
Income tax provision (benefit) at Canadian statutory rate	$(111)	$(105)
Reversal of tax impacts on pass through earnings	64	103
Foreign tax rate differential	(58)	(70)
Change in valuation allowance	93	27
Foreign exchange	(42)	(4)
Net withholding taxes	26	4
Basis difference in subsidiaries and equity method investments	13	13
Other	(2)	1

Income tax provision (benefit)	$(17)	$(31)

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The income tax provision in the Predecessor combined statements of income has been calculated as if the Company filed separate income tax returns and operated as a stand-alone business. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances of the Company as part of consolidated JCI. The Company’s operations have historically been included in the Parent Company’s U.S. federal and state tax returns or non-U.S. jurisdiction tax returns.

The reconciliation between the U.S. federal income tax rate and the Clarios effective tax rate is as follows (in millions):

	Predecessor
	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Income tax provision (benefit) at U.S. statutory rate	$122	$304
U.S. state income taxes, net of federal benefit	4	9
Non-U.S. income tax expense at different rates	(42)	8
U.S. tax on non-U.S. income	6	(49)
Valuation allowance adjustments	—	39
U.S. Tax Reform discrete items	—	161
Legal entity restructuring	—	129
Change in assertion for reinvestment	88	—

Income tax provision	$178	$601

The U.S. federal statutory tax rate (21% for the seven months ended April 30, 2019 and 24.5% for the year ended September 30, 2018) is being used as a comparison for the Predecessor periods due to the Company’s legal entity structure prior to the Acquisition.

In the seven months ended April 30, 2019, the Company recorded a discrete non-cash tax charge of $88 million related to a change in the deferred tax liability related to the outside basis of certain subsidiaries.

In the fourth quarter of the year ended September 30, 2018, the Company recorded a tax charge of $129 million due to legal entity restructuring.

Income taxes paid for the year ended September 30, 2020 and five months ended September 30, 2019 were $89 million and $34 million, respectively. For the Predecessor periods, as portions of the Company’s operations were included in the Parent Company’s tax returns, payments to certain tax authorities were made by the Parent Company, and not by the Company. The Company did not maintain taxes payable to/from JCI and the Company’s subsidiaries were deemed to settle the annual current tax balances immediately with the legal tax-paying entities in the respective jurisdictions. For the seven months ended April 30, 2019 and year ended September 30, 2018 these settlements were $118 million and $478 million, respectively, and are reflected as changes in the parent company investment.

Deferred taxes were classified in the consolidated statements of financial position as follows (in millions):

	September 30, 2020	September 30, 2019
Noncurrent income tax assets	$197	$226
Noncurrent income tax liabilities	(806)	(902)

Net deferred tax asset (liability)	$(609)	$(676)

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Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities included (in millions):

	September 30, 2020	September 30, 2019
Deferred tax assets:
Accrued expenses and reserves	$48	$47
Employee and retiree benefits	20	18
Net operating loss and other credit carryforwards	367	188
Other	5	10

	440	263
Valuation allowances	(214)	(148)

	226	115

Deferred tax liabilities:
Intangible assets	626	530
Property, plant and equipment	115	143
Basis difference in subsidiaries and equity method investments	94	118

	835	791

Net deferred tax asset (liability)	$(609)	$(676)

The income tax provision considers net operating loss carryback and carryforward rules under applicable federal, state and foreign tax laws. At September 30, 2020, the Company had available foreign tax attribute carryforwards of approximately $1.1 billion. Net operating and capital loss carryforwards of $771 million will expire between 2021 and 2037. Net operating loss carryforwards of $282 million have an unlimited carryforward period. Foreign tax credit carryforwards of $11 million will expire between 2020 and 2025.

The valuation allowances cover tax loss carryforwards and other assets where there is uncertainty as to the ultimate realization of a benefit given the lack of sustained profitability or limited carryforward periods in certain countries. The Company reviews the realizability of its deferred tax assets quarterly. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to the Company’s valuation allowances may be necessary.

At September 30, 2020 and 2019, the Company analyzed the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined that no material changes were needed to its valuation allowances.

At May 1, 2019, the Company analyzed the realizability of the established deferred tax assets and recorded the appropriate valuation allowances as part of its acquisition accounting.

At April 30, 2019 and September 30, 2018, the Company analyzed the realizability of its worldwide deferred tax assets. As a result, and after considering feasible tax planning initiatives and other positive and negative evidence, the Company determined that it was more likely than not that certain deferred tax assets primarily within Germany and Mexico would not be realized. Therefore, the Company recorded $39 million of valuation allowances as income tax expense in the year ended September 30, 2018.

As of September 30, 2020, the Company has $3.3 billion and $0.1 billion of undistributed earnings on investments in foreign subsidiaries and corporate equity method investments, respectively. The Company asserts permanent reinvestment on less than $0.1 billion of the undistributed earnings.

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Uncertain Tax Positions

The Company is subject to income taxes in numerous jurisdictions. Judgment is required in determining its worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of the Company’s business, there are many transactions and calculations where the ultimate tax determination is uncertain. The Company is regularly under audit by tax authorities. Currently there are no tax years within the Successor period under audit or examination.

The changes in the balance of our gross unrecognized tax benefits were as follows:

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Gross unrecognized tax benefits, beginning (1)	$34	$25	$211	$51
Increases related to tax positions from prior years	—	—	4	4
Decreases related to tax positions from prior years	—	—	(5)	—
Increases related to tax provisions taken during the current year	6	2	10	156
Settlements with tax authorities	—	—	—	—
Lapses of statute of limitations	—	—	—	—

Gross unrecognized tax benefits, ending	$40	$27	$220	$211

(1)

The beginning balances for the year ended September 30, 2020 and the five months ended September 30, 2019 reflect adjustments to record unrecognized tax benefits at their respective fair values as of the Acquisition Date. Refer to Note 2, “Acquisitions,” of the notes to financial statements for further information.

During the Predecessor periods, of the total amount of gross unrecognized tax benefits, $220 million and $211 million would affect the Company’s effective tax rate if realized at the periods ended April 30, 2019 and September 30, 2018, respectively.

In the Predecessor period, interest and penalties associated with uncertain tax positions recognized as part of the provision for income taxes in the combined statements of income was zero and $1 million of expense for the periods ended April 30, 2019 and September 30, 2018, respectively. Interest and penalties of $6 million were accrued as of both April 30, 2019 and September 30, 2018.

During the Successor periods, of the total amount of gross unrecognized tax benefits, $25 million and $26 million would affect the Company’s effective tax rate if realized at the periods ended September 30, 2020 and 2019, respectively. In accordance with the Purchase Agreement, JCI has retained the majority of the unrecognized tax benefits reported in the Predecessor financial statements as they are legally and directly liable for these tax positions. Further, the Company has an indemnity from JCI related to Predecessor tax period exposures which may be directly assessed on Successor subsidiaries.

We did not recognize interest or penalties associated with uncertain tax positions as part of the provision for income taxes in the consolidated statements of income (loss) during the Successor periods. No interest or penalties were accrued as of September 30, 2020 and 2019.

The Company files federal and state income tax returns globally where statutes of limitations generally range from three to five years. Years beginning on or after 2012 are still open to examination by certain foreign taxing authorities, including Germany, Spain, and other major taxing jurisdictions.

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During 2021, the Company expects to resolve certain tax matters related to foreign jurisdictions. As of September 30, 2020, we estimate the impact of resolving these tax matters over the next 12 months will not materially impact the unrecognized tax benefits.

Impacts of Tax Legislation and Change in Statutory Tax Rates

On March 27, 2020, in response to the COVID-19 pandemic, the “Coronavirus Aid, Relief and Economic Security Act” (“CARES”) was signed into law by the President of the United States. As the Successor Company includes certain U.S. pass through entities, no material U.S. income tax impacts are reflected in the Successor financial statements.

On December 9, 2019 the “2020 Mexican Tax Reform” was published in the official gazette, with an effective date of January 1, 2020, unless an article expressly states a different effective date. In general, the legislation is meant to incorporate fundamentals of the Organisation for Economic Co-operation and Development (OECD) Base Erosion and Profit Shifting (BEPS) initiative with respect to cross-border payments and interest deductibility. Currently no guidance or specific interpretations have been issued with respect to these major provisions, which provides areas that are subject to different interpretations. Upon issuance of future guidance it could have a material impact on Clarios’ financial statements.

On December 22, 2017, the “Tax Cuts and Jobs Act” (H.R. 1) was enacted and significantly revises U.S. corporate income tax by, among other things, lowering corporate income tax rates, imposing a one-time transition tax on deemed repatriated earnings of non-U.S. subsidiaries, and implementing a territorial tax system and various base erosion minimum tax provisions.

In connection with the Company’s analysis of the impact of the U.S. tax law changes, the Company recorded a provisional net tax charge of $161 million during the year ended September 30, 2018 consistent with guidance prescribed by Staff Accounting Bulletin 118. This provisional net tax charge arises from expense of $50 million due to the remeasurement of U.S. deferred tax assets and liabilities as well as the one-time transition tax on deemed repatriated earnings, inclusive of all relevant taxes, of $111 million. In the seven months ended April 30, 2019, the Company completed its analysis of all enactment-date income tax effects of the U.S. tax law change with no further adjustment to the provisional amounts recorded as of September 30, 2018.

During the periods ended September 30, 2020, 2019 and 2018, other tax legislation was adopted in various jurisdictions. These law changes did not have a material impact on the Company’s financial statements.

14.	Product Warranties

The Company offers assurance warranties to its customers depending upon the specific product and terms of the customer purchase agreement. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty-related costs based on actual historical return rates and other known factors. Based on analysis of return rates and other factors, the Company’s warranty provisions are adjusted as necessary. The Company monitors its warranty activity and adjusts its reserve estimates when it is probable that future warranty costs will be different than those estimates.

The Company’s product warranty liability is recorded in the consolidated statements of financial position in other current liabilities if the warranty is less than one year and in other noncurrent liabilities if the warranty extends longer than one year.

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The changes in the carrying amount of the Company’s total product warranty liability for the periods presented were as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Balance at beginning of period (1)	$133	$108	$74	$86
Accruals for warranties issued during the period	184	78	98	180
Accruals related to pre-existing warranties (including changes in estimates)	(3)	(1)	(3)	(12)
Settlements made (in cash or in kind) during the period	(181)	(65)	(100)	(179)
Currency translation	1	—	—	(1)

Balance at end of period	$134	$120	$69	$74

(1)

The beginning balances for the year ended September 30, 2020 and the five months ended September 30, 2019 reflect adjustments to record product warranty liabilities at their respective fair values as of the Acquisition Date. Refer to Note 2, “Acquisitions,” of the notes to financial statements for further information.

15.	Restructuring and Impairment Costs

As part the Company’s ongoing focus on providing best-in-class service to customers, while optimizing and modernizing its operations and addressing market dynamics, the Company announced on May 4, 2020 that it will be streamlining its U.S. manufacturing network through the discontinuation of assembly operations at one of its plants in November 2020. As a result, the Company recorded $11 million of restructuring and impairment costs in the consolidated statement of income (loss) within the Americas segment for the year ended September 30, 2020. These costs included approximately $10 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $1 million of costs primarily related to workforce reductions. Non-cash asset impairment costs were primarily measured using an income approach which considers the manner in which the assets could be operated to maximize their projected future cash inflows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement.” Liabilities for workforce reduction costs incurred but not yet paid are included in other current liabilities on the consolidated statement of financial position as of September 30, 2020.

Subsequent event: Upon further review of the U.S. manufacturing network in March 2021, the Company concluded it would not repurpose the facilities and production assets of the assembly plant operations that were shut down in November 2020 and certain other production assets located in an adjacent assembly plant as other alternative investments in the network were identified, evaluated, and approved. As a result, the Company recognized $27 million of non-cash impairments within the Americas Segment for the period ending March 31, 2021.

16.	Commitments and Contingencies

Environmental Matters

The Company accrues for potential environmental liabilities when it is probable a liability has been incurred and the amount of the liability is reasonably estimable. As of September 30, 2020 and 2019, reserves for environmental liabilities totaled $4 million. Such potential liabilities accrued by the Company do not take into consideration possible recoveries of future insurance proceeds. They do, however, take into account the likely share other parties will bear at remediation sites. It is difficult to estimate the Company’s ultimate level of

F-46

liability at many remediation sites due to the large number of other parties that may be involved, the complexity of determining the relative liability among those parties, the uncertainty as to the nature and scope of the investigations and remediation to be conducted, the uncertainty in the application of law and risk assessment, the various choices and costs associated with diverse technologies that may be used in corrective actions at the sites, and the often quite lengthy periods over which eventual remediation may occur. Nevertheless, the Company does not currently believe that any claims, penalties or costs in connection with known environmental matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. In addition, the Company has identified asset retirement obligations for environmental matters that are expected to be addressed at the retirement, disposal, removal or abandonment of existing owned facilities. The fair value of these obligations are recorded as liabilities on a discounted basis which is estimated using assumptions and judgements regarding such factors as the existence of a legal obligation for an asset retirement obligation, technical assessment of the assets, estimated amounts and timing of settlements, discount rates, and inflation rates, and represent Level 3 fair value measurements. At September 30, 2020 and 2019, the Company recorded conditional asset retirement obligations within other noncurrent liabilities of $30 million and $26 million, respectively.

Insurable Liabilities

The Company records liabilities primarily for workers’ compensation. The determination of these liabilities and related expenses is dependent on claims experience. Claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Claims incurred prior to the Acquisition Date remain the obligation of the Parent Company. At September 30, 2020 and 2019, the insurable liabilities recorded by the Company were $3 million.

The Company is involved in various lawsuits, claims and proceedings incident to the operation of its businesses, including those pertaining to product liability, environmental, safety and health, intellectual property, employment, commercial and contractual matters, and various other casualty matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, it is management’s opinion that none of these will have a material adverse effect on the Company’s financial position, results of operations or cash flows. Costs related to such matters were not material to the periods presented.

Letters of Credit

The Company has obtained letters of credit securing our subsidiaries’ obligations pertaining to insurable risks, banking relationships, lease arrangements, and environmental matters. The maximum liability under such letters of credit as of September 30, 2020 was $56 million. These letters of credit have various expiration dates through May 2021. We do not anticipate that the counterparties will draw upon these letters of credit, and we expect that they will be renewed to the extent necessary in the future.

Purchase Obligations

The Company enters into long-term supply contracts for raw materials and other services to mitigate both supply and price risk, and contain both variable and fixed price terms based on the nature of the raw material or services acquired. Total purchase obligations in relation to these long-term supply contracts is as follows (in millions):

	Total amounts for all years	Less than 1 year	1-3 years	3-5 years	More than 5 years
Purchase obligations	$2,002	$1,149	$664	$169	$20

In addition, as of September 30, 2020, there are various other liabilities recorded on the balance sheet for which the timing of the payments cannot be estimated due to the nature of the liabilities and are therefore excluded from the table above.

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Long-term Incentive Plan

The long-term incentive plan (“LTIP”) was adopted by the Company effective as of January 1, 2020. The purpose of the plan is to retain senior management personnel of the Company, to incentivize them to make decisions with a long-term view and to influence behavior in a way that is consistent with maximizing value for the pre-IPO stockholders of the Company in a prudent manner. Each participant may be allocated a number of general and/or stretch pool option units, with a maximum of 10,555,200 option units (or Option Units) in the general pool and 2,638,800 option units in the stretch pool available for allocation. Awards of Option Units generally vest in equal increments over a five-year period beginning on the first anniversary of the grant date and are subject to continued employment with the Company through each vesting date. Any unvested Option Units that have not been previously forfeited will accelerate and become fully vested upon a “Change in Control” (as defined below).

Option Units will generally be settled in a lump sum payment within 30 days following a Change in Control based on the “Sales Proceeds” (as defined below) received by Brookfield Capital Partners V, L.P. (or, together with its affiliates, “Brookfield”) in connection with the Change in Control. The LTIP defines “Change in Control” as any transaction or series of transactions (including, without limitation, the consummation of a combination, share purchases, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which (a) a Person not affiliated with Brookfield acquires securities representing more than seventy percent (70%) of the combined voting power of the outstanding voting securities of the Company or the entity surviving or resulting from such transaction, (b) following a public offering of the Company’s stock, Brookfield has ceased to have a beneficial ownership interest in at least 30% of the Company’s outstanding voting securities (effective on the first of such date), or (c) the Company sells all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis. It is intended that the occurrence of a Change in Control in which Sales Proceeds exceed the Threshold Value would constitute a “substantial risk of forfeiture” within the meaning of Section 409A of the Code. The LTIP defines “Threshold Value” as, as of any date of determination, an amount equal to $2,932,000,000 (which represents the amount of the total invested capital of Brookfield as of April 30, 2019), plus the dollar value of any cash or other consideration contributed to or invested in the Company by Brookfield after April 30, 2019. The Threshold Value shall be determined by the Board of Directors in its sole discretion. The LTIP defines “Sale Proceeds” as, as of any date of determination, the sum of all proceeds actually received by Brookfield, net of all Sales Costs (as defined below), (i) as consideration (whether cash or equity) upon the Change in Control and (ii) as distributions, dividends, repurchases, redemptions or otherwise as a holder of such equity interests in the Company. Proceeds that are not paid upon or prior to or in connection with the Change in Control, including earn-outs, escrows and other contingent or deferred consideration shall become “Sale Proceeds” only as and when such proceeds are received by Brookfield. The amount of Sale Proceeds shall be determined by Brookfield in its sole discretion. “Sales Costs” means any costs or expenses (including legal or other advisor costs), fees (including investment banking fees), commissions or discounts payable directly by Brookfield in connection with, arising out of or relating to a Change in Control, as determined by Brookfield in its sole discretion.

As of September 30, 2020, the awards have not vested. As the Company has concluded that a Change of Control is not probable, no expense has been recognized in the consolidated financial statements.

17.	Related Party Transactions, Equity Method Investments, and Parent Company Investment

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, such as equity method investments. Such transactions consist of the sale or purchase of goods and other arrangements.

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The following table presents the net sales to and purchases from related parties included in the consolidated & combined statements of income (loss) for the periods presented (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net sales	$658	$316	$373	$737
Purchases	34	54	85	140

The following table sets forth the amount of accounts receivable due from and payable to related parties in the consolidated statements of financial position (in millions):

	September 30, 2020	September 30, 2019
Receivable from related parties	$65	$97
Payable to related parties	2	16

Equity Method Investments

Investments in the net assets of nonconsolidated partially-owned affiliates accounted for by the equity method are reported in the “Equity method investments” line in the consolidated statements of financial position. The Company’s share of net income generated by the equity method investments is reported in the “Equity income” line in the consolidated and combined statements of income (loss).

The following table presents aggregated summarized financial data for the Company’s equity method investments. The amounts included in the table below represent 100% of the results of continuing operations of the equity method investments in aggregate.

Summarized balance sheet data is as follows (in millions):

	September 30, 2020	September 30, 2019
Current assets	$1,264	$1,161
Noncurrent assets	675	841

Total assets	$1,939	$2,002

Current liabilities	$649	$639
Noncurrent liabilities	204	238
Shareholders’ equity	1,086	1,125

Total liabilities and shareholders’ equity	$1,939	$2,002

Summarized income statement data is as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net sales	$2,964	$1,307	$2,078	$3,497
Gross profit	702	319	441	729
Net income	142	60	81	156

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Corporate Allocations and Parent’s Net Investment

For the Predecessor periods, the combined statements of income include allocations for certain support functions that were provided on a centralized basis by the Parent Company and subsequently recorded at the business unit level, such as expenses related to employee benefits, finance, human resources, risk management, information technology, facilities, and legal, among others. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of combined sales, headcount or other measures of the Company or the Parent Company. Management believes the assumptions underlying the Predecessor financial statements, including the assumptions regarding allocating general corporate expenses from the Parent Company, are reasonable. Nevertheless, the Predecessor financial statements may not include all actual expenses that would have been incurred by the Company and may not reflect the combined results of operations, financial position and cash flows had it been a stand-alone company during the Predecessor periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

In addition to the transactions discussed above, certain intercompany transactions in the Predecessor periods between the Company and the Parent Company have not been reflected as related party transactions. These transactions are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statement of cash flows as a financing activity and in the combined statements of equity as parent company investment.

18.	Redeemable Noncontrolling Interests

Prior to September 30, 2018, the Company consolidated certain subsidiaries in which the noncontrolling interest party had within their control the right to require the Company to redeem all or a portion of its interest in the subsidiary. The redeemable noncontrolling interests were reported at their estimated redemption value. Any adjustment to the redemption value impacted parent company investment but did not impact net income. Redeemable noncontrolling interests which were redeemable only upon future events, the occurrence of which was not currently probable, were recorded at carrying value. As of September 30, 2020 and September 30, 2019, the Company does not have any subsidiaries for which the noncontrolling interest party has within their control the right to require the Company to redeem any portion of its interests.

Changes in the redeemable noncontrolling interests for the year ended September 30, 2018 were as follows (in millions):

Year Ended September 30, 2018
Predecessor:
Beginning balance, September 30	$209
Net income	35
Foreign currency translation adjustments	(1)
Realized and unrealized losses on derivatives	(9)
Dividends	(3)
Reclassification to noncontrolling interest	(231)

Ending balance, September 30	$—

19.	Segment Information

ASC 280, “Segment Reporting,” requires operating segments to be determined based on information that is regularly reviewed by our chief operating decision maker, our Chief Executive Officer, for the purpose of allocating resources to segments and in assessing their performance. Effective as of the Acquisition Date, the

F-50

Company reorganized the reportable segments to align with its new management reporting structure and business activities. Historical information has been recasted to reflect the new reportable segments. Our business is organized into three operating segments: Americas, EMEA and Asia, corresponding to the global markets the Company participates in and bases its operating and product strategies upon. The Company’s operating segments are also its reportable segments.

Americas: Consists of manufacturing operations located in the United States, Mexico, Brazil, and Colombia, with distribution operations that expand across the continents of North America and South America, and equity method investments which primarily operate within the United States.

EMEA: Consists of manufacturing operations located in Germany, the Czech Republic, and Spain, with distribution operations that expand across the continents of Europe, Africa, and the transcontinental region of the Middle East, and equity method investments which primarily operate in the Middle East.

Asia: Consists of manufacturing operations located in China and Korea, with distribution operations that expand across the countries making up the Asia Pacific region, and equity method investments which primarily operate in India and China.

Management evaluates the performance of its business segments primarily on segment earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), which represents net income (loss) before income taxes and noncontrolling interests, depreciation, intangible asset amortization, net financing charges, restructuring and impairment costs, net mark-to-market adjustments related to pension and postretirement plans, deal and stand-up costs, impacts of purchase accounting, core valuation changes and other non-recurring items. Centrally incurred costs are allocated to the reportable segments by using a systematic approach whereby costs are assigned based on either underlying cost driver(s) or as a percentage of third-party revenue. Corporate activities which do not relate to the operations of the Americas, EMEA and Asia segments are not allocated. Corporate expenses primarily consist of the Company’s centralized corporate-level activities, such as salaries and benefits of certain corporate staff, product research and development activities, and other administrative expenses.

Financial information relating to the Company’s reportable segments is as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net sales
Americas	$4,710	$2,230	$3,090	$4,349
EMEA	2,036	946	1,281	2,478
Asia	856	359	622	1,173

Total net sales	$7,602	$3,535	$4,993	$8,000

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	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Adjusted EBITDA
Americas	$924	$432	$581	$1,059
EMEA	324	163	245	469
Asia	112	38	85	142
Corporate expenses	(100)	(39)	(50)	(85)

	$1,260	$594	$861	$1,585

Depreciation	(346)	(136)	(144)	(243)
Amortization of intangible assets	(394)	(161)	(4)	(8)
Net financing charges	(717)	(274)	(23)	(40)
Restructuring and impairment costs	(11)	—	—	(11)
Allocation for support functions (a)	—	—	(62)	(94)
Deal and stand up costs (b)	(29)	(84)	(58)	—
Impacts of purchase accounting (c)	(13)	(302)	—	—
Pension mark-to market adjustment (d)	(66)	(50)	—	(14)
Core valuation change (e)	(49)	14	—	—
Factoring fees (f)	26	19	15	27
Other non-recurring items (g)	(80)	(15)	(3)	38

Income (loss) before income taxes	$(419)	$(395)	$582	$1,240

(a)	General corporate expenses and other allocations for certain support functions provided by JCI.
(b)

Expenses related to the Acquisition and non-recurring costs to establish standalone business functions. Acquisition related expenses were $70 million for the five months ended September 30, 2019 and $58 million for the seven months ended April 30, 2019. Non-recurring costs to establish standalone business functions were $29 million for the year ended September 30, 2020 and $14 million for the five months ended September 30, 2019.

(c)

Impacts of purchase accounting adjustments related to the Acquisition. The sell through of inventory at fair value resulted in increased cost of sales of $296 million for the five months ended September 30, 2019. The amortization of the step-up in value of our equity method investments resulted in a reduction in equity income of $13 million for the year ended September 30, 2020 and $6 million for the five months ended September 30, 2019.

(d)	Non-cash accounting impact of net mark-to-market losses related to pension and other postretirement benefit plans.
(e)	Represents the non-cash change in value of battery cores primarily due to the change in the value of lead.
(f)

Includes costs associated with ongoing receivable factoring programs. To mitigate long collection terms for accounts receivable from certain aftermarket customers, the Company actively engages in receivable factoring programs, through which accounts receivable are sold to third-party intermediaries in exchange for a fee based on LIBOR plus a spread.

(g)

Consists of non-recurring items including, among others: (i) restructuring costs and discontinued operation losses at certain equity method investments ($3 million for the seven months ended April 30, 2019 and $7 million for the year ended September 30, 2018), (ii) non-recurring consulting costs related to operational improvement initiatives ($44 million for the year ended September 30, 2020 and $15 million for the five months ended September 30, 2019), (iii) transaction costs associated with the Bosch Transaction ($9 million for the year ended September 30, 2020), (iv) severance costs ($19 million for the year ended September 30, 2020), (v) mark-to-market adjustments for investments in marketable common stock ($1 million loss for the year ended September 30, 2020), (vi) loss on disposal of certain assets ($1 million for the year ended September 30, 2020), (vii) equipment moving and installation costs related to discontinuing assembly

F-52

operations of one of the Company’s U.S. plants ($6 million for the year ended September 30, 2020), (viii) adjustment to asset retirement obligations due to a modification in the underlying calculation assumptions (($13) million for the year ended September 30, 2018), (ix) gain on deconsolidation of a subsidiary (($15) million for the year ended September 30, 2018), (x) gain on partial divestiture of equity interests in a non-consolidated subsidiary (($7) million for the year ended September 30, 2018) and (xi) reversal of a non-recurring license fee received in connection with the renegotiation of an existing IP agreement (($10) million for the year ended September 30, 2018).

	Successor
	September 30, 2020	September 30, 2019
Assets
Americas	$8,813	$9,265
EMEA	4,536	4,474
Asia	2,116	2,011
Corporate	140	167

Total	$15,605	$15,917

	Successor
	September 30, 2020	September 30, 2019
Equity method investments
Americas	$285	$254
EMEA	58	66
Asia	439	456

Total	$782	$776

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Depreciation/Amortization
Americas	$457	$193	$88	$143
EMEA	204	74	30	53
Asia	66	25	23	42
Corporate	13	5	7	13

Total	$740	$297	$148	$251

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Capital Expenditures
Americas	$199	$123	$125	$223
EMEA	64	33	29	42
Asia	27	12	24	104
Corporate	24	13	14	3

Total	$314	$181	$192	$372

F-53

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Equity Income
Americas	$41	$10	$17	$25
EMEA	3	4	2	14
Asia	4	3	11	19

Total	$48	$17	$30	$58

In the periods presented, no customer exceeded 10% of consolidated net sales.

Geographic Information

Financial information relating to the Company’s operations by geographic area is as follows (in millions):

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
Net Sales
United States	$3,646	$1,691	$2,398	$3,319
Mexico	697	346	437	627
Other Americas	367	193	255	403
Germany	1,075	518	702	1,346
Other EMEA	961	428	579	1,132
China	457	197	373	741
South Korea	399	162	249	432

Total	$7,602	$3,535	$4,993	$8,000

	Successor
	September 30, 2020	September 30, 2019
Long-Lived Assets
United States	$1,521	$1,498
Mexico	547	563
Other Americas	116	141
Germany	431	413
Other EMEA	327	339
China	495	505
South Korea	59	69

Total	$3,496	$3,528

Net sales attributed to geographic locations are based on the location of the assets producing the sales. Long-lived assets by geographic location consist of net property, plant and equipment.

20.	Subsequent Events

Restructuring and Impairment costs

In October 2020, the Company announced that it would be launching an organizational transformation initiative. The initiative’s goals are, among others, to increase the efficiency and capability of its workforce through a realignment of the existing organizational structure to better meet the Company’s near-term commitments and

F-54

long-term strategy. In December 2020, the Company committed to a significant plan to realign its organizational structure and streamline existing processes resulting in a charge of approximately $26 million being recorded in restructuring and impairment costs on the consolidated statement of loss for the three months ended December 31, 2020. Of the charge recorded, $17 million related to the EMEA segment, $4 million related to the Americas segment, $2 million related to the Asia segment, and $3 million related to Corporate. The charge, which is the total amount incurred and the total amount expected to be incurred in connection with this restructuring plan, consisted primarily of severance costs associated with streamlining the workforce.

Effective January 19, 2021, the Company’s Board of Directors approved management’s plan to permanently close one of the Company’s battery recycling plants operating within North America in order to better align the Company’s operating footprint within the region to the Company’s revised procurement strategy. The permanent closure of this battery recycling plant will allow the Company to further focus its resources and attention on increasing the efficiency of its other battery recycling plants within the region, and optimize its best-in-class supply chain and logistics network. As a result, the Company recorded approximately $171 million of restructuring and impairment costs in the consolidated statement of income (loss) within the Americas segment for the three months ended March 31, 2021. These costs included approximately $157 million of non-cash asset impairment costs related to certain assets identified as having no alternative use and $14 million of costs primarily related to workforce reductions and other costs. The Company may incur additional costs related to the closure and its estimates are subject to further refinement, which may be material, based upon changes in the facts and circumstances regarding closure activities undertaken, and the result of management’s review of various alternatives to owning and operating the battery recycling plant.

In March 2021, upon further assessment of the Company’s current strategies to penetrate emerging markets within its Asia Segment, the Company committed to a plan to divest one of its equity method investments in order to pursue alternative investment strategies within the market in which the equity method investment operates. In light of the Company’s decision, it evaluated the investment’s future business prospects and the marketability of equity interests in the investment determining that collectively the facts and circumstances concerning the investment suggest that the fair value of the Company’s investment has declined below its carrying value and the decrease of value is deemed to be other-than-temporary. As a result, an impairment charge of $29 million was recorded as of and for period ended March 31, 2021 to reduce the carrying value of the Company’s investment to its estimated fair value.

Debt and Financing Arrangements

In October 2020, the Company made approximately $150 million in voluntary principal payments on the Term Loan Facility ($75 million on the USD Term Loan and €65 million on the Euro Term Loan). In March 2021, the Company closed on the repricing of the Term Loan Facility, which resulted in a 50 basis point rate reduction on the EUR Term Loan (issued with an original issue discount of 25 basis points) and 25 basis point rate reduction on the USD Term Loan. As part of the repricing, the Company also made $100 million in principal payments on the USD Term Loan and the First Lien Credit Agreement was amended to include provisions broadly consistent with the “hardwired” approach recommended prior to the repricing by the Alternative Rates Reference Committee convened by the Federal Reserve Board in relation to addressing the discontinuation of US dollar LIBOR.

Vernon, CA Litigation

In December 2020, the Company received notice that it was named in a lawsuit filed by the state of California seeking relief associated with environmental contamination generated by a former Exide lead recycling facility in Vernon, CA, and for reimbursement of costs incurred to date by the state of California related to its investigation and clean up. The lawsuit also names other prior owner/operators as well as several former customers of the facility, including Clarios. The Company has engaged counsel to evaluate the merits of and potential defenses to the lawsuit and its allegations. To date the Company, at the advice of its counsel, is unable to reasonably estimate the potential loss or range of potential losses. It is at least reasonably possible that after further investigation into the facts and circumstances, an estimate of the potential loss or range of potential losses may be material.

F-55

             Shares

Common Stock

Clarios International Inc.

PRELIMINARY PROSPECTUS

                , 2021

BofA Securities

J.P. Morgan

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

II-1

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all securities sold or issued by the predecessors to the registrant in the three years preceding the date of this registration statement. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

On November 13, 2018, Johnson Controls International plc (“JCI”) entered into a Stock and Asset Purchase Agreement (“Purchase Agreement”) with BCP Acquisitions LLC, which subsequently assigned its rights under the Purchase Agreement to an affiliate (such entities, the “Purchaser”). Pursuant to the Purchase Agreement, JCI agreed to sell, and the Purchaser agreed to acquire, the power solutions business of JCI, or Clarios Global LP. On April 30, 2020, pursuant to the terms of the Purchase Agreement, Clarios Global LP issued equity interests valued at approximately $13.2 billion. The sale of Clarios Global LP’s equity interests was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering.

On April 1, 2019, Clarios Global LP and Clarios US Finance Company, Inc., each wholly owned subsidiaries of the Company, issued $1,000.0 million aggregate principal amount of 6.250% Senior Secured Notes due 2026 (the “2026 USD Secured Notes”), €700.0 million aggregate principal amount of 4.375% Senior Secured Notes due 2026 (the “Euro Secured Notes” and, together with the 2026 USD Secured Notes, the “2026 Secured Notes”) and $1,950.0 million aggregate principal amount of 8.500% Senior Notes due 2027 (the “Unsecured Notes”). The 2026 Secured Notes and the Unsecured Notes were sold to persons reasonably believed to be qualified institutional buyers in the United States in reliance upon Section 4(a)(2) of the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The 2026 Secured Notes and the Unsecured Notes were offered to investors at 100.0% of the principal amount thereof. For more information, see “Description of Material Indebtedness” in the prospectus filed as part of this registration statement.

On May 20, 2020, Clarios Global LP and Clarios US Finance Company, Inc., each wholly owned subsidiaries of the Company, issued $500.0 million aggregate principal amount of 6.750% Senior Secured Notes due 2025 (the “2025 Secured Notes”). The 2025 Secured Notes were sold to persons reasonably believed to be qualified institutional buyers in the United States in reliance upon Section 4(a)(2) of the Securities Act and to investors outside the United States in compliance with Regulation S under the Securities Act. The 2025 Secured Notes were offered to investors at 100.0% of the principal amount thereof. For more information, see “Description of Material Indebtedness” in the prospectus filed as part of this registration statement.

Item 16. Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Clarios International Inc. to be in effect prior to the consummation of the offering made under this Registration Statement

3.2*	Form of Amended and Restated Bylaws to be in effect prior to the consummation of the offering made under this Registration Statement

5.1*	Opinion of Davis Polk & Wardwell LLP

II-2

Exhibit Number	Description

10.1*	Form of Registration Rights Agreement between Clarios International Inc. and the Sponsor Group

10.2*	Form of Tax Receivable Agreements between Clarios International Inc. and .

10.3*	Form of Stockholders Agreement between Clarios International Inc. and the Sponsor Group

10.4	Amendment No. 1 to First Lien Credit Agreement, dated as of March 5, 2021, among Clarios Global LP, Clarios International LP, the guarantors named therein and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent

10.5	Incremental Amendment No. 1 to ABL Credit Agreement, dated as of March 5, 2020, among Clarios Global LP, Clarios International LP, the guarantors party thereto, the issuing banks referred to therein and Citibank, N.A. and/or its affiliates as administrative agent and collateral agent

10.6	Indenture, dated April 1, 2019, among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto, Citibank N.A. as trustee, dollar registrar, dollar paying agent, dollar transfer agent and notes collateral agent, and Citibank, N.A., London Branch, as euro paying agent, euro registrar and euro transfer agent, governing the 6.250% senior secured notes due 2026 and the 4.375% senior secured notes due 2026

10.7	Indenture, dated April 1, 2019, among Clarios Global LP (f/k/a Panther BF Aggregator 2 LP), Clarios US Finance Company, Inc. (f/k/a Panther Finance Company, Inc.), Clarios International LP (f/k/a Clarios Power Solutions Holdings LP), the subsidiary guarantors party thereto and Citibank N.A. as trustee, registrar, paying agent, and transfer agent, governing the 8.500% senior notes due 2027

10.8	Indenture, dated May 20, 2020, among Clarios Global LP, Clarios US Finance Company, Inc., Clarios International LP, the subsidiary guarantors party thereto and Citibank, N.A., as trustee and collateral agent, governing the 6.750% senior secured notes due 2025

10.9*	Clarios International LP Executive Long-Term Incentive Plan

10.10*	Form of Clarios International LP Executive Long-Term Incentive Plan Award Agreement

10.11*	Employment Agreement by and between Clarios and Mark Wallace, dated March 20, 2020

10.12*	Employment Agreement by and between Clarios and Christopher Eperjesy, dated July 10, 2020

10.13*	Retention Incentive Bonus Agreement by and between Clarios LLC and Jennifer Slater, dated December 18, 2019

10.14*	Separation Agreement by and between Clarios LLC and Petar Oklobdzija, dated October 13, 2020

10.15*	Offer Letter by and between Clarios and Wendy Radtke, dated September 21, 2020

10.16*	Offer Letter by and between Clarios and Anthony Moore, dated September 8, 2020

10.17*	Power Solutions Retirement Restoration Plan

21.1*	Subsidiaries of the Registrant

23.1*	Consent of Deloitte and Touche LLP

23.2*	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.

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(b)	The financial statement schedule of the registrant consists of the following:

Schedule II – Valuation and Qualifying Accountants

	Successor		Predecessor
	Year Ended September 30, 2020	Five Months Ended September 30, 2019	Seven Months Ended April 30, 2019	Year Ended September 30, 2018
	(in millions)
Accounts Receivable—Allowance for Doubtful Accounts
Balance at beginning of period	$12	$12	$8	$8
Provision charged to costs and expenses	14	6	6	5
Reserve adjustments	(8)	(4)	(2)	(3)
Accounts charged off	(6)	(1)	(1)	(2)
Currency translation	1	(1)	1	—

Balance at end of period	$13	$12	$12	$8

Deferred Tax Assets—Valuation Allowance
Balance at beginning of period (1)	$145	$126	$101	$74
Provision charged to costs and expenses	86	25	178	47
Allowance provision benefits	(17)	(3)	(3)	(20)

Balance at end of period	$214	$148	$276	$101

(1)

The beginning balances for the year ended September 30, 2020 and the five months ended September 30, 2019 reflect adjustments to record deferred tax assets at their respective fair values as of the Acquisition Date. Refer to Note 2, “Acquisitions,” of the notes to financial statements for further information.

All other schedules have been omitted because they are not applicable or because the information required is included in the notes to the consolidated financial statements.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of

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whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the state of Wisconsin, on the                 day of                 , 2021.

CLARIOS INTERNATIONAL INC.

By:
	Name:	Mark Wallace
	Title:	President and Chief Executive Officer and Director

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KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                  and                  , and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Mark Wallace	President and Chief Executive Officer and Director (principal executive officer)	, 2021

Christopher J. Eperjesy	Chief Financial Officer (principal financial officer)	, 2021

Becky Kryger	Vice President and Global Controller (principal accounting officer)	, 2021

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